As filed with the U.S. Securities and Exchange Commission on March 11, 2025.

Registration No. 333-285512

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COREWEAVE, INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	82-3060021
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

290 W Mt. Pleasant Ave., Suite 4100

Livingston, NJ 07039

(973) 270-9737

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Intrator

Chief Executive Officer

290 W Mt. Pleasant Ave., Suite 4100

Livingston, NJ 07039

(973) 270-9737

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Michael A. Brown Ran D. Ben-Tzur Jennifer J. Hitchcock Aman D. Singh Chance L. Goldberg Fenwick & West LLP 902 Broadway, 18th Floor New York, NY 10010 (212) 430-2600	Kristen McVeety General Counsel Nisha Antony Deputy General Counsel CoreWeave, Inc. 290 W Mt. Pleasant Ave., Suite 4100 Livingston, NJ 07039 (973) 270-9737	Richard A. Kline Keith L. Halverstam Salvatore Vanchieri Erica D. Kassman Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1675

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED   , 2025

PRELIMINARY PROSPECTUS

     Shares

CoreWeave, Inc.

Class A Common Stock

This is the initial public offering of shares of Class A common stock of CoreWeave, Inc. We are offering     shares of our Class A common stock and the selling stockholders identified in this prospectus are offering     shares of our Class A common stock in this offering.

Prior to this offering, there has been no public market for our Class A common stock. We will not receive any proceeds from the sale of shares of Class A common stock by any of the selling stockholders. We expect that the initial public offering price per share of our Class A common stock will be between $   and $   per share.

We have applied to list our Class A common stock on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “CRWV.” This offering is contingent upon final approval of our listing of our Class A common stock on Nasdaq.

We have two series of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of our Class A common stock is entitled to one vote per share. Each share of our Class B common stock is entitled to ten votes per share and is convertible into one share of our Class A common stock. Immediately following the completion of this offering, and assuming no exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any, Michael Intrator, our co-founder, Chief Executive Officer, President, and Chairman of our board of directors, will hold approximately % of the voting power of our outstanding capital stock, Brian Venturo, our co-founder, Chief Strategy Officer and a member of our board of directors, will hold approximately % of the voting power of our outstanding capital stock, and Brannin McBee, our co-founder and Chief Development Officer, will hold approximately % of the voting power of our outstanding capital stock. Mr. Intrator, Mr. Venturo, and Mr. McBee are our Co-Founders and collectively will hold approximately % of the voting power of our outstanding capital stock immediately following the completion of this offering. As a result, following this offering, our Co-Founders, together, may have significant influence over the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction.

We will be treated as an “emerging growth company” as defined under the federal securities laws for certain purposes until we complete this offering. As such, in this prospectus we have taken advantage of certain reduced disclosure obligations that apply to emerging growth companies.

Investing in our Class A common stock involves risks. See the section titled “Risk Factors” beginning on page 27 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to Selling Stockholders	$	$

(1)	See the section titled “Underwriting (Conflicts of Interest)” for a description of the compensation payable to the underwriters.

The underwriters have the option for a period of 30 days from the date of this prospectus to purchase up to an additional      shares of our Class A common stock from us to cover over-allotments, if any, at the initial public offering price less underwriting discounts and commissions.

The underwriters expect to deliver the shares of our Class A common stock to purchasers on or about     , 2025.

MORGAN STANLEY	J.P. MORGAN	GOLDMAN SACHS & CO. LLC

BARCLAYS	CITIGROUP			MUFG
DEUTSCHE BANK SECURITIES	JEFFERIES	MIZUHO	WELLS FARGO SECURITIES	BOFA SECURITIES

GUGGENHEIM SECURITIES	NEEDHAM & COMPANY	GALAXY DIGITAL

Prospectus dated     , 2025

$1.9Bn
2024 Revenue [1]

737%
2024/23 Revenue Growth [1]

17%
2024 Operating Income Margin [1]

19%
2024 Adj. Operating Income Margin [1,3]

$15.1Bn
2024 Remaining Performance Obligations [1]

1.3GW
Contracted Power [2]

250K+
GPUs Online [2]

32
Data Centers [2]

1. For the year ended December 31
2. Contracted Power Capacity, GPUs Online, and Data Center count as of December 31, 2024. Contracted power represents the sum of all power globally CoreWeave is contractually obligated to procure or lease, based on all signed contracts at any point in time
3. See the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations— Non-GAAP Financial Measures" for information regarding our use of adjusted operating (loss) income and adjusted operating income (loss) margin and a reconciliation of operating income (loss) to adjusted net (loss) income

Driving The AI Revolution

01 Purpose-Built For AI

02 Superior Infrastructure Performance & Efficiency

03 Operating at AI Hyperscale

04 Significant Revenue Visibility & Strong Unit Economics

01 Purpose- Built for AI

CoreWeave
Cloud Platform

SUNK: Slurm on Kubernetes for Training
Tensorizer
Inference Optimization & Services
CoreWeave Kubernetes Service (CKS)
Virtual Private Cloud (VPC)
Bare Metal
Compute
Networking
Storage
Third-party Tooling & Solutions
Application Software Services
Managed Software Services
Infrastructure Services
Data Centers
Mission Control & Observability
Fleet Lifecycle Controller
Node Lifecycle Controller
Fleet Ops
Cloud Ops
Observability

Flexible | Composable | Secure

02 Superior Performance and Efficiency

Cloud Advantage

Up to 20% Improvement in MFU[1]

CoreWeave
100%
35-45%

Theoretical Performance

Observed Performance

CoreWeave Helps Bridge the MFU Gap

Training

3.1MM
GPU hours saved on training Llama 3.1[2]

2.16[2]
0.96
Llama 3
CoreWeave

50%
Fewer interruptions per day[3]

Inference

3 – 5x
Faster model download speeds via generalized cloud's storage solution

8 – 10x
Faster container spin-up times vs major generalized cloud provider

Source: The Llama 3 Herd of Models, Llama Team at Meta, published July 23, 2024, page 13; Decrease PyTorch Model Load Times with CoreWeave's Tensorizer

1. Based on internal testing
2. Based on the 7.8% superior performance in effective training time and a total training time of 39.3MM for Llama 3.1 hours according to the NVIDIA NGC Catalog
3. Adjusted down to match cluster size of the example CoreWeave job

03 Operating at AI Hyperscale

Revenue
Year Ended December 31 | ($BN)

$0.02
~10x
$0.2
~8x
$1.9
2022
2023
2024

250K+
GPUs Online[1]

1.3GW
Contracted Power[1,2]

32
Data Centers[1]

04 Significant Revenue Visibility & Strong Unit Economics

$15.1BN
Remaning Performance Obligations[1]

~96%
of Revenue from Committed Contracts[1]

~4-Year
Weighted Average Contract Duration[1]

15 – 25%
Weighted Average Prepayment[1]

1. Figures as of December 31, 2024
2. Contracted power represents the sum of all power globally CoreWeave is contractually obligated to procure or lease, based on all signed contracts at any point in time

Through and including    , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses filed with the Securities and Exchange Commission. Neither we, the selling stockholders, nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of our Class A common stock. Our business, operating results, financial condition, and future prospects may have changed since that date.

For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Unless otherwise indicated, the terms “CoreWeave,” the “Company,” “we,” “us,” and “our” refer to CoreWeave, Inc. and our subsidiaries.

i

SELECT DEFINED TERMS

Abstraction. The process of reducing complexity to simplify the way a developer or user interacts with an underlying system, component, or particular layer of a technology stack. OpenAI’s ChatGPT API is an example of an abstraction layer as it allows organizations to integrate conversational AI capabilities into their applications without requiring developers to build and fine-tune the underlying model or manage its computing resources.

Artificial Intelligence (“AI”). A technology that enables computers and machines to simulate human learning, comprehension, problem solving, decision making, creativity, and autonomy.

AI Enterprises. Large companies whose business and product are not AI, but are being driven by AI. These include Fortune 500 companies and other large enterprises with business models that are increasingly AI-enabled through their own development efforts and/or that leverage AI directly to drive internal efficiency gains.

AI infrastructure. The combination of high-performance computing, networking, and storage components that collectively enables the development and deployment of AI models.

AI Natives. Organizations whose core competency and singular focus is AI. These companies serve as important layers of abstraction for the market and enable end customers across industries to unlock the power of AI, typically by building and delivering access to their own foundational models or by providing solutions to make AI adoption easier.

Application Programming Interface (“API”). A set of protocols and tools that enable different software systems to communicate and share data, often to abstract complex functionality into simpler commands.

Bare Metal. Computing nodes that have removed the virtualization layer to provide direct access to resources to run training, inference, and experimentation with maximum performance and low latency.

Burn-in. The testing process where hardware components, such as processors or servers, are operated continuously for an extended period under stress conditions to identify potential failures or defects before deployment.

CoreWeave Kubernetes Service (“CKS”). A fully managed, cloud-based container management deployment framework and orchestration solution with automated processes specialized for handling AI workloads.

Central Processing Unit (“CPU”). The primary processor of a computer that performs general-purpose tasks by executing the instructions of a computer program.

Chips. Integrated circuits or processors such as GPUs and CPUs that are designed to perform specific computational tasks or general-purpose processing.

Compute. The processing power required to execute software tasks and applications, such as running AI workloads, and typically provided by GPUs, CPUs, or other specialized chips.

Containerized. Applications or processes that are packaged in a container. A container is an abstract, stand-alone unit of software that has everything needed to execute a specific task, including the code, runtime, system tools, and system libraries. Containers may be scaled across computer nodes using orchestration tools and run independently from one another, isolating AI models and their dependencies from others on the same machine.

CoreWeave Cloud Platform. Our integrated and proprietary software solution that enables the provisioning of cloud AI infrastructure, the orchestration of AI workloads, and the monitoring of our hardware fleet that is deployed in active purpose-built data centers.

Cluster. A collection of interconnected servers or nodes working together as a unified system on a single task simultaneously, distributing the workload across the system to improve computational efficiency.

Data centers. References to our data centers refer to a data center, or portion of a data center, that we may lease or own, for which we are receiving active power.

Data Processing Unit (“DPU”). A specialized processor designed to handle data-intensive tasks such as network processing, storage management, and security. DPUs are becoming increasingly critical in high-performance computing settings where they are used to offload data-intensive tasks, which frees up GPU and CPU resources for more critical compute tasks.

Data Loss Prevention (“DLP”). Tools and policies designed to prevent sensitive data from being leaked, stolen, or accidentally shared outside of an organization.

Fleet LifeCycle Controller (“FLCC”). An observability solution in the Mission Control suite that automates node provisioning, testing, and monitoring to validate nodes and systems for Day 1 operations and beyond.

Floating Point Operations per Second (“FLOPS”). A metric commonly used by industry participants to measure the computer performance of computing, calculated as the number of floating point operations (i.e., addition, subtraction, multiplication, division) that can be calculated in a single second.

Foundational models. AI models designed for broad applicability, including large language models (“LLMs”), which are a subset of foundational models that are trained on massive data sets and designed to process and generate human-like language.

Generalized clouds. Cloud computing platforms that offer a range of services (including compute, storage, and networking) not tailored to a specific purpose. These platforms were designed to excel at general purpose, CPU-based use cases such as e-commerce, web hosting, and databases.

Graphics Processing Unit (“GPU”). A type of processor optimized for parallel data processing, widely used in graphics rendering and high-performance computing tasks. GPUs are built on underlying design architectures that define how the GPU will operate, including its processing cores, memory systems, data pathways, and features. NVIDIA A100s and H100s are examples of GPUs that are based on the Ampere and Hopper architectures, respectively.

Hyperscaler. A cloud provider or technology company that is capable of delivering computing infrastructure and services at massive scale, typically through large data centers and geographically distributed networks.

Inference. The process of using a trained AI model to generate predictions or outputs based on new input data.

Instances. Virtualized computing environments or virtual machines that run on cloud infrastructure and can be scaled up or down based on usage need. In high-performance cloud computing settings, instances can include a specific allocation of GPU resources, memory, and storage allowing users to rent hardware resources that map to a node, part of a node, or multiple nodes, depending on the configuration.

ISO 27001. An international standard for managing information security, which outlines best practices for protecting sensitive data through a structured framework of processes, policies, and controls.

Kubernetes. A container orchestration platform designed to automate the deployment, scaling, and management of containerized applications. Kubernetes is extensively used for inference workloads given its ability to scale and effectively handle dynamic, real time or batch requests across containers.

Liquid cooling. A method of heat removal being applied in high-performance computing data centers that uses liquid, such as water or a coolant, to absorb and transfer heat away from critical hardware components. Liquid cooling is generally considered superior to air cooling in high-performance compute settings because liquid cooling allows for more efficient heat transfer due to greater cooling capacity that can support higher heat loads, and generally supports high compute densities due to less reliance on bulky airflow management infrastructure.

Mission Control. A proprietary suite of software and operational services designed to ensure optimal setup and functionality of infrastructure components throughout their entire lifecycle, preventing and rapidly remediating issues and enhancing performance. This includes our Observability solution, which provides access to a rich collection of node and system-level metrics that help prevent or quickly identify system faults and restore system-level performance.

MLPerf. An industry-standard benchmark suite to fairly evaluate AI and machine learning system performance across both hardware and software.

Model FLOPS utilization (“MFU”). A metric commonly used by industry participants that measures how efficiently a model is using the computational power of the hardware it is running on by dividing the observed throughput by the theoretical system maximum if it operates at peak FLOPs.

Networking technology. The hardware and protocols that enable communication and data exchange between devices, systems, or servers.

Nimbus. A control and data-plane software service running on DPUs inside Bare Metal instances, performing the typical role of a hypervisor in enabling security, flexibility, and performance.

Nodes. Individual computing devices or units within a distributed compute system, often part of a cluster or network. Nodes typically contain one or more processors along with memory, storage, and a high-speed network connection to communicate with other nodes.

Node LifeCycle Controller (“NLCC”). An observability solution in the Mission Control suite that proactively assesses ongoing node health and performance to ensure problematic nodes are replaced with healthy ones before they cause failures.

Non-Volatile Memory Express Solid-State Drives (“NVMe SSDs”). High-performance storage devices that are designed to deliver ultra-low latency and high throughput, making them ideal for high-performance computing workloads. They use the NVMe protocol to access flash memory via the PCI-Express interface.

Observability. Tools and practices used to understand the state of a system by collecting and analyzing metrics, data logs, and health indicators to monitor performance and detect issues.

Orchestration. Refers to the automated coordination, management, and optimization of containers, services, or complex workloads across distributed computing environments to efficiently run AI applications.

PCI-Express (“PCIe”). A high-speed interface standard used to connect hardware components like GPUs, NVMe SSDs, and network cards directly to a system’s motherboard. It has a scalable architecture that allows for significant bandwidth, making it highly effective for data intensive tasks such as AI training.

Provisioning. The act of allocating and configuring computing resources such as GPUs to meet the needs of an application. This entails activities such as defining the type and quantity of compute resources needed based on the workload, installing the required operating system and necessary software frameworks, setting up networking rules and access permissions, and configuring firewalls and authentication protocols.

Rack. A standardized enclosure used in data centers to house servers, networking devices, and other hardware.

Remaining Performance Obligations (“RPO”). The aggregate total of our committed contract obligations that are yet to be delivered to our customers, inclusive of both billed and unbilled amounts.

Serving models. Providing access to deployed models in a production environment where they fulfill or “serve” real-time or batch processing of user requests.

Simple Linux Utility for Resource Management (“Slurm”). An open-source workload manager used in high-performance computing environments to allocate resources and schedule tasks across clusters. Slurm is particularly effective for model training, where large-scale parallelized computations need to be efficiently scheduled and distributed across compute nodes.

Service Organization Control 2 (“SOC2”). A cybersecurity compliance framework that ensures third-party service providers securely store and process client data.

Slurm on Kubernetes (“SUNK”). A proprietary offering that optimizes workload fungibility and enables greater resource flexibility by allowing customers to run Slurm jobs on Kubernetes and colocate jobs on the same cluster.

Take-or-pay. Contract arrangements where the customer commits to paying for a minimum specified amount of services or usage, regardless of whether they fully utilize those services.

Technology stack. The totality of the infrastructure hardware, software, and services that together support the operation of a system.

Tensorizer. A training and inference optimization solution that loads a model rapidly from storage directly into GPU memory from a variety of different endpoints.

Training. The iterative process of optimizing an AI model’s algorithm by exposing it to data and adjusting parameters to improve its accuracy or performance.

Validation. The process of confirming that a system or component, such as GPU node, meets predefined requirements and functions correctly under specified conditions.

Virtualization. The creation of virtual instances of computing resources (e.g., servers or storage) that operate independently of the underlying physical hardware.

Virtual Private Cloud (“VPC”). A private, isolated network hosted within a public cloud, allowing organizations to manage and secure their resources with the flexibility of cloud computing while maintaining control over access and traffic.

Workloads. The computational tasks or applications, such as training AI models or running inference, that consume resources like GPU, memory, and storage in a computing environment.

Extended Detection and Response (“XDR”). A security tool that combines and analyzes data from multiple sources to detect, investigate, and respond to cyber threats in an integrated manner.

v

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. This summary contains forward-looking statements that involve risks and uncertainties. You should carefully read this prospectus in its entirety before investing in our Class A common stock, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Special Note Regarding Forward-Looking Statements,” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus before making an investment decision.

Overview

CoreWeave powers the creation and delivery of the intelligence that drives innovation.

We are the AI HyperscalerTM driving the AI revolution.1 Our CoreWeave Cloud Platform consists of our proprietary software and cloud services that deliver the software and software intelligence needed to manage complex AI infrastructure at scale. Our platform supports the development and use of ground-breaking models and the delivery of the next generation of AI applications that are changing the way we live and work across the globe—our platform is trusted by some of the world’s leading AI labs and AI enterprises, including Cohere Inc. (“Cohere”), International Business Machines Corporation (“IBM”), Meta Platforms, Inc. (“Meta”), Microsoft Corporation (“Microsoft”), Mistral AI SAS (“Mistral”), NVIDIA Corporation (“NVIDIA”), and OpenAI OpCo, LLC (“OpenAI”).

We believe AI is the next frontier for innovation in technology, driving productivity and efficiency gains and enabling new business models in nearly every industry and organization. According to IDC, AI will generate a cumulative global economic impact of $20 trillion, or 3.5% of global GDP, by 2030. The generalized cloud infrastructure that drove the cloud revolution beginning in the 2000s was built to host websites, databases, and SaaS apps that have fundamentally different needs than the high performance requirements of AI. As workloads and technologies evolve, so too must the infrastructure and cloud software and services that power them. We believe we are at the start of a new cloud era that will drive the AI revolution. The opportunity for a purpose-built AI cloud platform, including the infrastructure and integrated software, is massive. Based on market research from Bloomberg Intelligence, total spending on AI inference/fine-tuning, AI workload monitoring, and training infrastructure, including AI servers, AI storage, training compute, cloud workloads, and networking, will reach approximately $399 billion by 2028. For AI to reach its full potential, it needs a purpose-built AI cloud platform with infrastructure and managed cloud services that are delivered in an efficient, automated, and highly performant way. Enter CoreWeave, the AI HyperscalerTM.

We purpose-built our CoreWeave Cloud Platform to be the infrastructure and application platform for AI. Our platform manages the complexity of engineering, assembling, running, and monitoring state-of-the-art infrastructure at a massive scale to deliver high performance and efficiency to AI workloads. Through our proprietary software capabilities, we enable our customers to achieve substantially higher total system performance and more favorable uptime relative to other AI offerings within existing infrastructure cloud environments and unlock speed at scale. By delivering more compute cycles to AI workloads and thereby reducing the time required to train models, our capabilities can significantly accelerate the time to solution for customers in the ongoing hyper-competitive race to build the next bleeding-edge AI models. For example, in June 2023, our NVIDIA H100 Tensor Core GPU training cluster completed the MLPerf benchmark test (which

[1]

Based on our exclusive focus on AI cloud computing at the scale and with the capabilities of our platform, solutions, and services as compared to competing hyperscalers and our customer relationships with leading AI labs and AI enterprises, which position us to be among the first to experience and solve the challenges facing the AI cloud computing industry at scale.

benchmarks how quickly a system can train a model from scratch) in eleven minutes—a record and 29 times faster than the next best competitor at the time of the benchmark test.

These efficiencies also extend from training to inference use cases, as our CoreWeave Cloud Platform significantly improves both run-time efficiency for inference workloads and enables overall higher AI application uptime. These performance gains help to ensure lower performance-adjusted costs and a superior end-user experience. The supercomputers we build to power our platform are optimized to support many types of AI workloads, and they are augmented by our suite of cloud services to deliver meaningful time and cost savings to customers through our orchestration, automation, and monitoring capabilities.

Our multidisciplinary, customer-centric team has a proven ability to conceptualize, design, and implement solutions to solve the most complex engineering challenges in the pursuit of furthering AI. We hire individuals who help contribute to and maintain a culture centered around solving the most complex AI infrastructure scaling, performance, and reliability challenges.

Customers utilize our platform through a set of cloud services comprising Infrastructure Services, Managed Software Services, and Application Software Services, all augmented by our Mission Control and Observability software. Our comprehensive and integrated cloud services work together as a suite to deliver state-of-the-art compute, networking, and storage. These services enable the provisioning of infrastructure, the orchestration of workloads, and the proactive monitoring of our customers’ training and inference environments to increase performance and minimize interruptions.

Our CoreWeave Cloud Platform is hosted in our distributed network of active purpose-built data centers that are interconnected using low latency connections to major metropolitan areas, and incorporate state-of-the-art data center networking equipment, enhanced access to power and, where appropriate, the latest liquid cooling technologies. As of December 31, 2024, our 32 data centers were running more than 250,000 GPUs in total, and were supported by more than 360 MW of active power. Our total contracted power extends to approximately 1.3 GW as of December 31, 2024, which we expect to roll out over the coming years.

We benefit from robust collaborations with leading chipmakers, original equipment manufacturers (“OEMs”), and software providers to supply us with infrastructure components and other products. We have a proven track record of rapidly expanding our power capacity to support the growth of our data center footprint along with our collection of managed cloud services. We deploy a sophisticated financing strategy and have efficiently financed the development of additional compute capacity through the use of asset-backed debt, having raised total commitments of $12.9 billion in debt through December 31, 2024 to support the development of our platform.

Our customers include some of the world’s leading AI labs and AI enterprises—the builders and integrators of AI—who depend on our platform for their core products and most promising innovations. We deliver significant benefits to our customers in terms of overall performance, time to market, and reduced cost of ownership, which results in our customers making large, long-term initial commitments and expanding those commitments with us over time. The vast majority of our revenue today is from multi-year committed contracts, whereby a customer purchases access to our platform over the contract term on a take-or-pay basis. We also sell access to our platform on an on-demand basis through a pay-as-you-go model. As of December 31, 2024, we had $15.1 billion of remaining performance obligations reflecting an increase of 53%, from $9.9 billion as of December 31, 2023.

Our ability to abstract away the complexity our customers would face in assembling, managing, and deploying this infrastructure themselves establishes us as a critical partner and leads to long-term, durable relationships that have the potential to expand over time. As evidence of this, three of our top five committed contract customers by total contract value (“TCV”) as of December 31, 2024 signed agreements for additional capacity within 12 months of their respective initial purchase dates. These agreements, measured during each respective 12-month period from the initial date of signing, represent a cumulative increase of approximately $7.8 billion in committed spend and a multiple of approximately 4x on initial contract value. Our deep relationships with customers are a competitive advantage, and our first-to-market track record with highly performant technology gives customers confidence in choosing CoreWeave.

Some of the most ambitious compute-intensive projects in the world are powered by our platform, and our business has grown rapidly since our inception. Our revenue was $16 million, $229 million, and $1.9 billion for the years ended December 31, 2022, 2023, and 2024, respectively, representing year-over-year growth of 1,346% and 737%, respectively. During these periods, we continued to invest in growing our business to capitalize on our market opportunity. As a result, our net loss for the years ended December 31, 2022, 2023, and 2024 was $31 million, $594 million, and $863 million, respectively. Our adjusted net loss for the years ended December 31, 2022, 2023, and 2024 was $27 million, $45 million, and $65 million, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for information regarding our use of adjusted net (loss) income and a reconciliation of net loss to adjusted net (loss) income.

Industry Background

AI represents the next major evolution of technology, and its impact is potentially greater than the transformational shifts of the past. It is akin to a new industrial revolution delivering significant productivity gains, enabling new products that are poised to radically reshape and transform industries, and helping organizations become far more efficient.

Demand and Supply Side Factors Enabling AI

A combination of demand and supply side factors is enabling the massive and unprecedented growth of AI and powering the new industrial revolution.

Demand Side Factors

•	AI has advanced significantly.

•	AI is significantly improving outcomes for businesses and individuals.

•	AI is a strategic priority for organizations.

Supply Side Factors

•	Foundational models are pervasive and effective.

•	The amount of data has grown rapidly.

•	Infrastructure has evolved to enable AI workloads.

Infrastructure is the Key Enabler of AI

We believe that specialized compute infrastructure is the key enabler that AI labs and AI enterprises need to train models, perform inference faster at scale, and accelerate their time to market. It has become generally accepted that there is a direct relationship between compute resources (FLOPs, training, and testing time) and model output quality. There has been a dramatic increase in the computational resources dedicated to training and hosting state-of-the-art AI models, with top models released by OpenAI, Google DeepMind, and Meta AI generally requiring exponentially greater quantities of compute compared to prior model generations to unlock performance gains. This principle applies for both training and inference: it states that the more compute power available, the better both the models and applications built on top of them become. To achieve greater compute capabilities and succeed in AI, AI labs and AI enterprises require specialized compute platforms that run at superior performance and efficiency and maximize the utilization of the underlying infrastructure.

Delivering Performant AI Infrastructure is Immensely Challenging

The highly specialized infrastructure that is required to unlock the potential of AI is immensely challenging to build and operate, especially at scale. The scale of the required infrastructure is staggering, with tens of thousands of GPUs, thousands of miles of high-speed networking cables, and hundreds of thousands of interconnects coming together to create “superclusters” for training and serving AI models, as well as hundreds of MW of power and petabytes of total storage. Depending on the configuration of the data center, a single 32,000-GPU cluster may require the deployment of approximately 600 miles of fiber cables and around 80,000 fiber connections. Acquiring the necessary high-performance components requires managing a complex global supply chain, and the data centers themselves need to be specifically designed for high-performance compute.

Software is Critical to Unlocking the Performance and Efficiency of AI Infrastructure

AI supercomputers are some of the most complex computing machines to have ever been created, requiring purpose-built software to unlock performance and efficiency at massive scale. These supercomputers require software to test and validate each component and to provision the infrastructure so that compute-intensive workloads can run with minimal downtime. Moreover, AI supercomputers often require multiple specialized orchestration frameworks to schedule complex workloads, which frequently need to be paired with substantial engineering resources. Once operational, these AI workloads put enormous pressure on infrastructure, frequently leading to high rates of component failures that cause training and inference jobs to fail, and thus require constant monitoring to manage and reduce failures and downtime.

AI Infrastructure Suffers from an MFU “Efficiency Gap”

Model FLOPS utilization is a measure of the observed throughput compared to the theoretical system maximum if it operates at peak FLOPs. The complexity of managing AI infrastructure means that a majority of the compute capacity embedded in GPUs is lost to system inefficiencies, with empirical evidence suggesting observed levels of performance within the 35% to 45% range. Minimizing the efficiency gap between the approximately 35% and the theoretical 100% represents a significant opportunity for unlocking AI infrastructure performance potential and therefore the improvement in quality of AI overall.

AI Requires a Purpose-Built Cloud

Generalized clouds operated by hyperscalers were not built to serve the specific requirements of AI. These clouds were created over a decade ago and were designed for general purpose use cases such as search, e-commerce, generalized web-hosting, and databases, and relied on CPU-based web-scale compute, and thus are not optimal for the high compute intensity requirements of AI.

Organizations need access to a fundamentally different GPU-based compute infrastructure that is built from the ground-up for AI and proven to perform at the scale and efficiency required to deliver AI. Cloud platforms therefore need to be fundamentally reimagined and purpose-built to deliver the capacity, performance, storage, and scalability requirements of AI workloads and increase the MFU of the underlying infrastructure.

Requirements of the AI Cloud

We believe the AI cloud requires a first-principles reimagining of how infrastructure is built, with the following requirements:

•	Superior infrastructure performance and efficiency. The AI cloud should deliver a combination of performance and resiliency to ensure maximum AI training and inference uptime.

•	Maximize performance. The AI cloud should run the latest and highest performance components and leverage an optimized technology stack that reduces latency and overhead to increase performance.

•	Minimize downtime and failure rates. The AI cloud should be able to identify and rapidly solve performance issues and prevent failures before they occur.

•

Rapid access to the latest advancements in infrastructure. AI advancement is limited by the infrastructure that supports it. Bleeding-edge AI training workloads today benefit from running on the latest GPUs, CPUs, and DPUs, from the most advanced storage, networking, and memory, and from high-density liquid-cooled data center racks to maximize performance and efficiency.

•

Immediate “out-of-the-box” functionality. The AI cloud should deliver an autonomous, self-service approach with seamless deployment and automation, enabling developers and researchers to focus on delivering cutting-edge AI innovations. It should be built to minimize delays and resource intensity and work out-of-the-box at scale.

•

Ability to run and dynamically balance all types of AI workloads. The AI cloud should incorporate dynamic workload scheduling that allows customers to host a wide variety of AI workloads such as training and inference on the same clusters concurrently and seamlessly.

•

Flexibility and customization with a specialized technology stack. The AI cloud should be built to enable maximum composability, offering customers the freedom to tailor infrastructure and operational setup around their unique set of design requirements. Customers need a trusted partner with a track record of delivering performant and efficient AI cloud services at massive scale.

•

Lower performance-adjusted cost. The AI cloud should deliver superior value by prioritizing performance and efficiency to help ensure that customers get the maximum utilization out of their infrastructure investments.

We believe the AI revolution requires a cloud that is performant, efficient, resilient, and purpose-built for AI. Today’s leading AI labs and AI enterprises demand high-performance and cost-efficient compute, storage, networking, and managed software services integrated into a cloud platform that enables them to bring their innovations to market faster by maximizing the utilization of their infrastructure and training and deploying models seamlessly and out-of-the box.

Our Solution

Our CoreWeave Cloud Platform is an integrated solution that is purpose-built for running AI workloads such as model training and inference at maximum performance and efficiency. It includes Infrastructure Services, Managed Software Services, and Application Software Services, all of which are augmented by our Mission Control and Observability software. Our proprietary software enables the provisioning of infrastructure, the orchestration of workloads, and the monitoring of our customers’ training and inference environments to enable high availability and minimize downtime. Built on a microservices-based architecture, the components of our platform are fully fungible and composable. Customers can configure their use of our CoreWeave Cloud Platform to best fit their needs. For instance, they can choose to bring their own storage or managed software services or run our respective solutions and choose the type and scale of deployment that best suits their workloads. This flexibility allows our customers to customize their use of our platform without compromising performance or efficiency. We have designed security as a fundamental component across our platform and technology stack. We leverage advanced security capabilities such as XDR and DLP, adhere to industry leading security standards such as SOC2 and ISO 27001, and employ our in-house information security teams to ensure that our customers operate in a secure environment.

The following is a summary of our Layered Architecture Stack.

CoreWeave’s Layered Architecture Stack

Infrastructure Services provide our customers with access to advanced GPU and CPU compute, highly performant networking (supported by DPUs), and storage.

Managed Software Services include CKS (a purpose-built-for-AI managed Kubernetes environment with a focus on efficiency, performance and ease of use), our flexible Virtual Private Cloud offering, and our Bare Metal service that runs Kubernetes directly on high-performance servers for maximum performance and efficiency.

Application Software Services build on top of our infrastructure and managed software services, integrating additional tools to further accelerate and improve training and inference for our customers. This includes SUNK, which allows customers to run Slurm-based workloads on top of Kubernetes and colocate jobs—including training and inference workloads—on a single cluster; CoreWeave Tensorizer, which significantly increases the efficiency of model checkpointing and enables high-speed model loading; and our inference optimization services. Our recently announced acquisition of Weights and Biases, Inc. (“Weights & Biases”) positions us to extend our application software following closing of the acquisition with an end-to-end, fully managed software platform and to accelerate development of our Application Software Services to target AI developers who are building, fine-tuning, and experimenting with AI models in order to deploy them to support production applications.

Our purpose-built technology stack is augmented by our lifecycle management and monitoring software, Mission Control and Observability, and our advanced cluster validation, proactive health checking capabilities, and observability capabilities. Our AI cloud runs in a distributed network of 32 active purpose-built data centers, which are specifically engineered to support high intensity AI workloads with features including enhanced power, liquid cooling, and networking components, reinforcing the robustness of our entire technology stack. Our Third-Party Tooling and Solutions further enhance this flexibility by providing a composable architecture that allows customers to customize their solution by integrating additional third-party tools.

CoreWeave’s Data Center Network

Key Benefits to Customers

Through our CoreWeave Cloud Platform, we offer the following key benefits to customers:

•

Highly efficient infrastructure. Our CoreWeave Cloud Platform delivers more optimized MFU than the cloud infrastructure provided by generalized hyperscalers through performance optimizations throughout our cloud services stack. Based on internal testing, our CoreWeave Cloud Platform offers up to approximately 20% improvement in system MFU over comparative benchmark MFU performance.

•

Performance at scale. Our infrastructure is optimized to run AI workloads, delivering cutting-edge performance to AI model training and inference use cases. Our capabilities, such as Bare Metal GPU nodes, operate with highly performant system technologies, a scale-out network with one of the industry’s leading effective network speeds, storage services with data read speeds of up to 2GB per second per GPU, and software optimizations to efficiently utilize infrastructure performance. Our CoreWeave Cloud Platform has broken performance records, including setting an MLPerf record that was 29 times faster than competitors in 2023.

•

Reliability and Resilience. Our Mission Control suite of capabilities help deliver and maintain vetted cloud infrastructure and provide observability into the health and performance of the entire solution. This helps ensure that our customers’ clusters continue to operate at ideal performance, quickly recover from any hardware events, and ultimately get better value by using our cloud solution.

CoreWeave Helps Bridge the MFU Gap

100%
Cloud Software Advantage
Up to 20%
Improvement in MFU(1)
CoreWeave
35-45%
Theoretical
Observed Performance

(1)	Based on internal testing

•

Faster access to latest AI infrastructure advancements. Our customers benefit from faster access to the latest AI infrastructure advancements, including our access to the latest GPU technologies at scale. We have a track record of being among the first to market with cutting-edge infrastructure technology. For instance, we were among the first to deliver NVIDIA H100, H200, and GH200 clusters into production at AI scale, and the first cloud provider to make NVIDIA GB200 NVL72-based instances generally available. We are able to deploy the newest chips in our infrastructure and provide the compute capacity to customers in as little as two weeks from receipt from our OEM partners such as Dell and Super Micro.

•

Highly performant on day 1. Our full-featured managed software services make the consumption of infrastructure seamless. Automated provisioning and node validation remove the need for manual burn-in testing and ensure our highly-performant CoreWeave Cloud Platform is up and running for new customers and ready for consumption in a matter of hours from customer acceptance. This shifts the burden of infrastructure management away from customers, significantly reducing costs and accelerating their time to solution.

•

Efficient GPU fleet utilization. Our CoreWeave Cloud Platform is architected to support all types of AI workloads across the same cluster simultaneously, enabled by our industry-leading Slurm integration, SUNK. Running different types of jobs on the same cluster at the same time increases the utilization of a customer’s AI infrastructure.

•

Flexible technology stack. We adapt to our customers’ needs, enabling our customers to obtain the platform most ideal for their AI applications to run on. Our team is committed to moving quickly and solving problems for our customers that have never been addressed before as they develop and serve the next generation of foundational models.

•

Lower performance-adjusted cost. We deliver significantly improved infrastructure efficiency and higher MFU, which translates to lower costs relative to solutions provided by other cloud service providers for demanding AI workloads.

Competitive Strengths

Our key competitive strengths, which we believe set us apart from the generalized cloud providers in the industry, include:

•

We are purpose-built for AI. Our platform is fundamentally architected from the ground up to deliver cutting-edge performance for AI workloads. We have reimagined the traditional cloud architecture to deliver the infrastructure and technology stack required for AI, optimizing it to remove services such as the hypervisor layer and other unnecessary managed services that would otherwise cause performance leakage. Our Managed Software Services, which include our orchestration solution, CKS, and our application services, are optimized for complex AI workloads. Our infrastructure is built on cutting-edge components, including the latest-generation GPUs, networking, and high-performance storage, all working cohesively to deliver unprecedented performance to our customers. Importantly, our data centers are also designed with our “no compromise” philosophy centered around AI, with our current builds incorporating liquid cooling where possible to maximize rack density and drive higher utilization of our data center footprint.

•

We live at the bleeding-edge of technology. We are fearless in facing and overcoming complex engineering challenges, and we hire individuals who help contribute to and maintain a culture centered around this philosophy. We have demonstrated this in our ability to create some of the largest and most performant GPU clusters assembled to date, deliver against an accelerated data center build schedule, and consistently be among the first to market with cutting-edge infrastructure components.

•

We operate at scale. We benefit from a network of 32 active purpose-built data centers that together ran more than 250,000 GPUs as of December 31, 2024. Our specialization in deploying AI infrastructure at massive scale enables us to serve some of the world’s leading providers of AI who require massive deployments, benefit from clear economies of scale, and detect issues and derive insights from across our AI infrastructure sooner than our competitors.

•

We have a proven track record of securing power. Power is a key enabler of the AI revolution and an asset that we have managed to secure at scale, as demonstrated by our agreement with Core Scientific for more than 500 MW of capacity as of December 31, 2024. As of December 31, 2024, we had more than 360 MW of active power and approximately 1.3 GW of total contracted power. This provides us with a durable, multi-year runway in power capacity. We relentlessly and creatively explore additional opportunities to add power capacity.

•

We have demonstrated unique financing capabilities. We have pioneered GPU infrastructure-backed lending, and to date, we have raised over $14.5 billion in debt and equity across 12 financings. Our recent raise of $7.6 billion in committed GPU infrastructure-backed debt led by Blackstone and Magnetar represents one of the largest private debt financings in history and signals the confidence that debt investors have in funding our company to build and scale the next generation AI cloud.

•

We maintain robust ecosystem relationships. We benefit from strong, mutually beneficial relationships with our suppliers and customers that strengthen our solution and market position. We work with NVIDIA to deploy the latest GPU technologies at scale. In turn, we are a partner to NVIDIA in that our proprietary software and purpose-built infrastructure help to minimize the efficiency gap between the observed GPU cluster performance and the theoretical maximum GPU cluster performance, help to diversify their customer base, and help to get their technology in the hands of end customers faster. Our relationships with some of the world’s leading and most discerning AI labs and AI enterprises, including Microsoft, Meta, and OpenAI, further position us as a cornerstone of the evolving AI ecosystem.

We serve some of the world’s leading AI labs and AI enterprises, which fosters a reinforcing cycle of continued innovation, as we are the first to experience and solve the challenges of the most compute intensive AI training and inference workloads. This data is a critical input into our engineering process and strengthens our technological differentiation as we continue to push the boundaries of what is possible in computing. This “economy of AI leadership” ensures we can continuously improve our CoreWeave Cloud Platform over time in a positive feedback loop, by enabling us to learn from any issues or misconfigurations detected across our large infrastructure base and apply those learnings to all our clusters, which in turn positions us as a leading-edge provider of choice for new customers.

Our Market Opportunity

The impact of AI will be immense for organizations of all sizes across all sectors, which will realize significant productivity gains and time and cost-efficiencies by deploying AI technologies. IDC estimates that AI will add nearly $20 trillion to global GDP by 2030.

We believe that CoreWeave will be one of the most sought-after platforms for the world’s AI workloads. We have estimated our total addressable market opportunity by evaluating the size of the large and rapidly growing AI compute software and infrastructure market that we are pioneering. According to Bloomberg Intelligence, the market for AI inference/fine-tuning, AI workload monitoring, and training infrastructure, including AI servers, AI storage, training compute, cloud workloads, and networking, will increase by over $300 billion from 2023 to 2028, growing at a CAGR of 38% from approximately $79 billion in 2023 to approximately $399 billion by 2028. This market opportunity is expected to include $330 billion related to training infrastructure, which includes AI servers, AI storage, training compute, LLM licensing revenue, cloud workloads, and networking; $49 billion related to inference infrastructure; and $20 billion related to workload monitoring, all of which are supportable by CoreWeave.

The AI compute market is centered on training the latest generations of models and increasingly leveraging those models to perform inference, including intensive inference workloads tied to complex reasoning tasks. In the long-term, as enterprise adoption of production workloads accelerates, we expect there to be an acceleration of inference workloads with varying levels of complexity and performance requirements. Our platform is ideally situated to capture all these workloads. Over time, as our geographically distributed compute base grows and includes older generations of infrastructure as current generations roll off existing contracts, we believe that the mix of hardware across generations that is optimized for different use cases in our compute base will ensure that we are optimally situated to capture all workload types, both inference and training.

Growth Strategies

Our principal growth strategies include:

•	Extend our product leadership and innovation by delivering new solutions and optimizing our technology stack to deliver substantial performance and efficiency gains for AI workloads at scale.

•

Continue capturing additional workloads from existing customers by focusing on some of the most powerful AI labs and AI enterprises that are building AI products today to achieve natural growth across this customer segment as AI continues to become ubiquitous.

•

Extend into broader enterprise customers across new industries and verticals, including regulated industries like banks, high-frequency trading, and pharmaceutical companies, as they begin to develop and build their own dedicated AI solutions. We anticipate that new industries and use cases will arise to take advantage of developing AI capabilities as AI models become more accessible and cheaper, presenting additional growth opportunities for our platform. We believe that our recently announced acquisition of Weights & Biases will enable us to improve our CoreWeave Cloud Platform to address the needs of customers who are researching, building, and deploying AI models and applications. Following closing of the acquisition, we plan to integrate Weights & Biases’ capabilities as a new entry point for customers to access our CoreWeave Cloud platform and take advantage of the differentiated infrastructure and managed software services that we offer.

•	Expand internationally to capitalize on growing demand for AI applications and solutions across the globe, driven by customers’ desire to build their AI applications locally, and minimize latency.

•	Increase our vertical integration.

•

Verticalize “up the stack” by innovating and adding to our software offerings to drive customer engagement and value. We believe our announced acquisition of Weights & Biases will help to accelerate the expansion of our developer tools for both fine-tuning and training models, as well as building AI applications, and reinforces our ability to continue adding functionality “up the stack” following closing of the acquisition.

•	Verticalize “down the stack” by enhancing our data center capabilities to bolster our access to data center capacity, future-proof our solutions, and drive further operational efficiency.

•

Maximize the economic life of our infrastructure by monetizing the infrastructure underlying expired contracts through either another contract for the remainder of its economic life or through an on-demand consumption pool.

Our Customers

Our customers today are segmented into two key verticals: AI Natives and AI Enterprises. Companies within these verticals include the builders of AI, the integrators of AI, and those that have business models whose success largely hinges on deploying AI capabilities in their core products and technology stack. We believe we are in the early stages of the AI revolution and, as a result, a substantial portion of our revenue is currently driven by a limited number of customers, which represent some of the world’s leading AI labs and AI enterprises. We recognized an aggregate of approximately 41% and 73% of our revenue from our top three customers for the years ended December 31, 2022 and 2023, respectively. We recognized an aggregate of approximately 77% of our revenue from our top two customers for the year ended December 31, 2024. None of our other customers represented 10% or more of our revenue for the year ended December 31, 2024. Our largest customer accounted for 16%, 35%, and 62% of our revenue for the years ended December 31, 2022, 2023, and 2024, respectively. In addition to the AI Natives and AI Enterprises who we sell to directly, there is a large segment of the market that uses our platform, solutions, and services indirectly. This includes the tens of thousands of enterprises that have not yet built in-house AI models or systems, but who use solutions developed by AI Natives. As AI continues to find product market fit, we expect these enterprises to grow their indirect consumption of our platform through AI labs. Furthermore, as these enterprises increase their consumption and our product roadmap evolves and verticalizes up-the-stack, we expect that we will serve more of these enterprise customers directly through our dedicated solutions and partnerships.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties of which you should be aware before making a decision to invest in our Class A common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks, among others, include the following:

•

Our recent growth may not be indicative of our future growth, and if we do not effectively manage our future growth, our business, operating results, financial condition, and future prospects may be adversely affected.

•

We have a limited number of suppliers for significant components of the equipment we use to build and operate our platform and provide our solutions and services. Any disruption in the availability of these components could delay our ability to expand or increase the capacity of our infrastructure or replace defective equipment.

•	Our business would be harmed if we were not able to access sufficient power or by increased costs to procure power, prolonged power outages, shortages, or capacity constraints.

•

If our data center providers fail to meet the requirements of our business, or if the data center facilities experience damage, interruption, or a security breach, our ability to provide access to our infrastructure and maintain the performance of our network could be negatively impacted.

•

A substantial portion of our revenue is driven by a limited number of our customers, and the loss of, or a significant reduction in, spend from one or a few of our top customers would adversely affect our business, operating results, financial condition, and future prospects.

•

If we fail to efficiently enhance our platform and develop and sell new solutions and services and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements, or preferences, our platform may become less competitive.

•

The broader adoption, use, and commercialization of AI technology, and the continued rapid pace of developments in the AI field, are inherently uncertain. Failure by our customers to continue to use our CoreWeave Cloud Platform to support AI use cases in their systems, or our ability to keep up with evolving AI technology requirements and regulatory frameworks, could have a material adverse effect on our business, operating results, financial condition, and future prospects.

•

Our operations require substantial capital expenditures, and we will require additional capital to fund our business and support our growth, and any inability to generate or obtain such capital on acceptable terms, if at all, or to lower our total cost of capital, may adversely affect our business, operating results, financial condition, and future prospects.

•	Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below expectations.

•	We face intense competition and could lose market share to our competitors, which would adversely affect our business, operating results, financial condition, and future prospects.

•

We have a history of generating net losses as a result of the substantial investments we have made to grow our business and develop our platform, anticipate increases in our operating expenses in the future, and may not achieve or, if achieved, sustain profitability. If we cannot achieve and, if achieved, sustain profitability, our business, operating results, financial condition, and future prospects will be adversely affected.

•

We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

•

Our substantial indebtedness could materially adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry, our ability to meet our obligations under our outstanding indebtedness and could divert our cash flow from operations for debt payments, and we may still incur substantially more indebtedness in the future.

•	No public market for our Class A common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

•

The dual class structure of our common stock has the effect of concentrating voting power with our Co-Founders, which will limit your ability to influence the outcome of important transactions, including a change in control.

If we are unable to adequately address these or the other risks we face, our business, operating results, financial condition, and future prospects could be adversely affected.

Channels for Disclosure of Information

Following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the Securities and Exchange Commission (the “SEC”), the investor relations page on our website (www.coreweave.com), press releases, public conference calls, public webcasts, our X account (@CoreWeave), and our LinkedIn page. The information contained on, or that can be accessed through, these channels is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our Class A common stock.

The information disclosed in the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were formed in September 2017 as a Delaware limited liability company under the name The Atlantic Crypto Corporation LLC and converted to a Delaware corporation in September 2018 under the name Atlantic Crypto Corporation. In December 2019, we changed our name to “CoreWeave, Inc.” Our principal executive offices are located at 290 W Mt. Pleasant Ave., Suite 4100, Livingston, NJ 07039. Our telephone number is (973) 270-9737. Our website address is www.coreweave.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase shares of our Class A common stock.

CoreWeave, the CoreWeave logo, and other registered or common law trade names, trademarks, or service marks of CoreWeave appearing in this prospectus are the property of CoreWeave, Inc. This prospectus contains additional trade names, trademarks, logos, and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks, logos, or service marks to imply a relationship with these other companies, or endorsement or sponsorship of us by these other companies. Other trademarks appearing in this prospectus are the property of their respective holders. Solely for convenience, our trade names, trademarks, logos, and service marks referred to in this prospectus may appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks, trade names, and service marks.

Director Nomination Process

In May 2024, we entered into a letter agreement (the “Director Nomination Letter”) with funds or accounts managed or advised by Magnetar (collectively, the “Magnetar DNL Parties”), pursuant to which, during the period beginning at the closing of this offering until the earlier of the date on which (i) no shares of our Class B common stock are outstanding and (ii) the Magnetar DNL Parties and their affiliates collectively no longer beneficially own at least 248,812 shares of our capital stock, if a designee or affiliate of the Magnetar DNL Parties is not then a member of our board of directors, the Magnetar DNL Parties have the collective right to nominate one individual for consideration to serve as a member of our board of directors. See the section titled “Management—Director Nomination Letter” for more information on the Director Nomination Letter.

Implications of Being an Emerging Growth Company

We will be treated as an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) for certain purposes until the earlier of the date on which we complete this offering or December 31, 2025. As such, in this prospectus we have elected to take advantage of certain reduced disclosure obligations that apply to emerging growth companies.

We may take advantage of these exemptions until such time that we are no longer treated as an emerging growth company. Accordingly, the information contained herein may be different from the information you receive from other public companies. Further, pursuant to Section 107 of the JOBS Act, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our Class A common stock less attractive as a result, which may result in a less active trading market for our Class A common stock and higher volatility in our stock price.

THE OFFERING

Class A common stock offered by us	shares.
Class A common stock offered by the selling stockholders	shares.

Underwriters’ over-allotment option to purchase shares of Class A common stock

The underwriters have the option for a period of 30 days from the date of this prospectus to purchase up to an additional  shares of our Class A common stock from us to cover over-allotments, if any, at the initial public offering price less underwriting discounts and commissions.

Class A common stock offered by us in a concurrent share issuance

Immediately subsequent to the closing of this offering, we will issue to OpenAI, in accordance with the terms of our master services agreement with OpenAI and pursuant to a stock issuance agreement with OpenAI, a number of shares of our Class A common stock equal to $350.0 million valued at a price per share equal to the initial public offering price. Based on an assumed initial public offering price of $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, this would be     shares. We will not receive any proceeds from the issuance of these shares to OpenAI. The issuance of the shares in the private placement is contingent upon the completion of this offering. The issuance of these shares to OpenAI will not be registered in this offering and will be subject to a market standoff agreement with us for a period of up to 180 days after the date of this prospectus and lock-up agreement with the underwriters for a period of up to 180 days after the date of this prospectus. See “Shares Eligible for Future Sale—Lock-Up and Market Standoff Agreements” for additional information regarding such restrictions. We refer to the private placement of these shares of our Class A common stock as the concurrent share issuance. For additional information regarding our master services agreement with OpenAI, see the section titled “Business—Our Customers.”

Class A common stock to be outstanding after this offering and the concurrent share issuance	shares (or shares if the underwriters exercise their over-allotment option in full).

Class B common stock to be outstanding after this offering and the concurrent share issuance	shares.

Total Class A and Class B common stock to be outstanding after this offering and the concurrent share issuance	shares (or shares if the underwriters exercise their over-allotment option in full).

Use of proceeds

We estimate that the net proceeds from the sale of shares of our Class A common stock in this offering will be approximately $  (or approximately $  if the underwriters’ over-allotment option is exercised in full), based upon the assumed initial public offering price of $   per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The principal purposes of this offering are to create a public market for our Class A common stock, increase our visibility in the marketplace, obtain additional capital, and increase our financial flexibility. We primarily intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include product development, general and administrative matters, and capital expenditures. We intend to use approximately $   of the net proceeds from this offering to repay the entire outstanding amount under our 2024 Term Loan Facility (as defined herein). We also intend to use approximately $   of the net proceeds to satisfy the anticipated tax withholding and remittance obligations related to the RSU Net Settlement (as defined below). In addition, we may use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. We will have broad discretion in the way that we use the net proceeds of this offering. See the section titled “Use of Proceeds” for additional information.

We will not receive any proceeds from the sale of our Class A common stock in this offering by the selling stockholders.

Voting rights

Holders of shares of our Class A common stock are entitled to one vote per share. Holders of shares of our Class B common stock are entitled to ten votes per share.

Holders of shares of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering. Each share of our Class B common stock is convertible into one share of our Class A common stock at any time at the election of the holders and will convert automatically upon certain transfers and upon the earlier of (i) a date that is fixed by our board of directors that is no more than

61 days following the seventh anniversary of this offering, (ii) the date specified by the affirmative vote of two-thirds of the outstanding voting power of the Class B common stock, or (iii) no more than 61 days following Michael Intrator’s Service Termination (as defined herein). Immediately following the completion of this offering and the concurrent share issuance, and assuming no exercise of the underwriters’ over-allotment option, Michael Intrator, our co-founder, Chief Executive Officer, President, and Chairman of our board of directors, will hold approximately      % of the voting power of our outstanding capital stock, Brian Venturo, our co-founder, Chief Strategy Officer and a member of our board of directors, will hold approximately      % of the voting power of our outstanding capital stock, and Brannin McBee, our co-founder and Chief Development Officer, will hold approximately      % of the voting power of our outstanding capital stock. Mr. Intrator, Mr. Venturo, and Mr. McBee are our Co-Founders and collectively will hold approximately      % of the voting power of our outstanding capital stock immediately following the completion of this offering and the concurrent share issuance, which voting power may increase over time upon the exercise or settlement and exchange of equity awards held by our Co-Founders pursuant to their Equity Exchange Rights (as defined below).

If all stock options outstanding as of December 31, 2024 to purchase shares of our Class A common stock held by our Co-Founders were exercised and exchanged for an equal number of shares of our Class B common stock pursuant to the Equity Exchange Rights, then immediately following the completion of this offering and the concurrent share issuance, Mr. Intrator, Mr. Venturo, and Mr. McBee would hold approximately   %,   %, and   %, respectively, of the voting power of our outstanding capital stock.

As a result, our Co-Founders may have significant influence over the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. These risks are more fully described in the section titled “Risk Factors.” Additional information can be found in the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock.”

Conflicts of Interest

Because an affiliate of each of J.P. Morgan Securities LLC and MUFG Securities Americas Inc. is a lender under our 2024 Term Loan Facility (as defined herein) and will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under the 2024 Term Loan Facility, J.P. Morgan Securities LLC and MUFG Securities Americas Inc., each an underwriter in this offering, is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering will be conducted in compliance with the requirements of Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus.    has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof.    will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify    against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). See the sections titled “Use of Proceeds” and “Underwriting (Conflicts of Interest)” for additional information.

Risk factors

See the section titled “Risk Factors” and other information included in this prospectus for a discussion of some of the factors you should consider before deciding to purchase shares of our Class A common stock.

Proposed Nasdaq trading symbol	“CRWV”

Dividend policy

Following the consummation of this offering, we currently intend to retain all available funds and any future earnings for use in the operation of our business and do not have current plans to pay any dividends on our capital stock in the foreseeable future, with the exception of any final dividend payment payable on our Series C redeemable preferred stock upon the consummation of this offering. Additionally, our ability to pay dividends or make distributions is currently restricted by the terms of our Credit Facilities (as defined herein) and may be further restricted by any further indebtedness we incur. For additional information regarding our Credit Facilities, see the section titled “Description of

Material Indebtedness.” Any future determination to declare dividends will be made at the discretion of our board of directors and will depend, among other things, on our financial condition, operating results, capital requirements, general business conditions, restrictions in our debt instruments, and other factors that our board of directors may deem relevant. See the section titled “Dividend Policy” for additional information.

The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering and the concurrent share issuance is based on     shares of our Class A common stock outstanding and     shares of our Class B common stock outstanding as of December 31, 2024 (after giving effect to the Capital Stock Conversion, the Class B Conversion, the Option Exercise, and the RSU Net Settlement (each as defined below)), and excludes:

•

   shares of our Class A common stock issuable upon the exercise of stock options to purchase shares of our Class A common stock outstanding as of December 31, 2024 under our 2019 Stock Option Plan (the “2019 Plan”), with a weighted-average exercise price of $   per share (after giving effect to the Option Exercise), of which   shares will be exchangeable for an equal number of shares of our Class B common stock at the election of our Co-Founders upon exercise pursuant to their Equity Exchange Rights;

•

   shares of our Class A common stock issuable upon the vesting and settlement of restricted stock units (“RSUs”) outstanding as of December 31, 2024 under the 2019 Plan for which the service-based vesting condition was not satisfied as of December 31, 2024 and for which the performance-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based vesting condition of certain of these RSUs through    , 2025, the expected date of this offering, will result in the net issuance of     shares of our Class A common stock in connection with this offering, after withholding an aggregate of     shares of Class A common stock to satisfy the associated estimated tax withholding and remittance obligations (based on the assumed initial public offering price of $    per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed    % tax withholding rate));

•	shares of our Class A common stock issuable upon the vesting and settlement of RSUs granted after December 31, 2024 under the 2019 Plan;

•

607,235 shares of our Class A common stock issuable upon the exercise of warrants to purchase shares of our Class A common stock outstanding as of December 31, 2024, of which 390,365 had an exercise price of $0.01 per share and 216,870 had an exercise price equal to the Regular Warrants Exercise Price (as defined herein);

•

   shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of (i) 187,524 shares of our Class A common stock reserved for future issuance under our 2019 Plan as of December 31, 2024 (which reserve does not reflect the stock options to purchase shares of our Class A common stock and RSUs settleable for shares of our Class A common stock granted after December 31, 2024), (ii)   shares of our Class A common stock reserved for future issuance under our 2025 Equity Incentive Plan (the “2025 Plan”), which will become effective on the date immediately prior to the date of this prospectus, and (iii)   shares of our Class A common stock reserved for issuance under our 2025 Employee Stock Purchase Plan (the “2025 ESPP”), which will become effective on the date of this prospectus; and

•

approximately    shares of our Class A common stock that are issuable upon the closing of our acquisition of Weights & Biases, based on the assumed initial public offering price of $    per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus.

On the date of this prospectus, any remaining shares of our Class A common stock available for issuance under our 2019 Plan will be added to the shares of our Class A common stock reserved for issuance under our 2025 Plan, and we will cease granting awards under the 2019 Plan. Our 2025 Plan and 2025 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

Pursuant to certain equity exchange agreements entered into between us and each Co-Founder, each Co-Founder has a right (but not an obligation) to require us to exchange, for shares of our Class B common stock, any shares of our Class A common stock received by him upon the exercise or settlement of equity awards (the “Equity Exchange Rights”). The Equity Exchange Rights apply to equity awards granted to our Co-Founders prior to September 2024. As of December 31, 2024, there were 276,641 shares of our Class A common stock subject to outstanding stock options to purchase shares of our Class A common stock held by our Co-Founders and that may be exchanged, upon exercise, for an equivalent number of shares of our Class B common stock pursuant to the Equity Exchange Rights.

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	a -for- forward split of our capital stock, which became effective on , 2025;

•

the automatic conversion of (i) our Series A, B, and B-1 redeemable convertible preferred stock outstanding as of December 31, 2024 on a one for one basis into shares of our Class A common stock and (ii) our Series C redeemable convertible preferred stock outstanding as of December 31, 2024 into an aggregate of 9,249,268 shares of our Class A common stock in connection with the closing of this offering pursuant to the terms of our amended and restated certificate of incorporation, as currently in effect (the “Capital Stock Conversion”);

•

the conversion of     shares of our Class B common stock into     shares of our Class A common stock by certain holders of our Class B common stock in connection with the sale of shares of our Class A common stock by certain selling stockholders in this offering as described in “Principal and Selling Stockholders” (the “Class B Conversion”);

•

the cash exercise of stock options to purchase     shares of our Class A common stock in connection with this offering by certain selling stockholders, with a weighted-average exercise price of $    per share, for total gross proceeds to us of approximately $   , by certain selling stockholders in connection with the sale of all or a portion of such shares by such selling stockholders in this offering, as described in “Principal and Selling Stockholders” (the “Option Exercise”);

•

the net issuance of     shares of our Class A common stock in connection with the vesting and settlement of certain RSUs outstanding as of December 31, 2024, for which the service-based vesting condition was satisfied as of December 31, 2024 and the performance-based vesting condition will be satisfied in connection with this offering (the “IPO Vesting RSUs”), after giving effect to the withholding of     shares of Class A Common Stock to satisfy the estimated tax withholding and remittance obligations (based on the assumed initial offering price of $    per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed    % tax withholding rate) (the “RSU Net Settlement”);

•

the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	no exercise of outstanding stock options or warrants or settlement of outstanding RSUs subsequent to December 31, 2024, except for the Option Exercise and RSU Net Settlement, as described above;

•	no exercise by the underwriters of their over-allotment option to purchase additional shares of our Class A common stock in this offering; and

•

the issuance of approximately   shares of our Class A common stock to OpenAI upon the closing of the concurrent share issuance immediately subsequent to the closing of this offering, based upon the assumed initial public offering price of $   per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus.

The assumed    % tax withholding rate used in this prospectus is an assumed blended withholding rate for the IPO Vesting RSUs that are subject to withholding in the RSU Net Settlement. The estimates in this prospectus relating to the RSU Net Settlement and related share withholding may differ from actual results due to, among other things, the actual initial public offering price and other terms of this offering determined at pricing, actual forfeitures through the date of this prospectus, and actual tax withholding rates.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data as of the dates and for the periods indicated. We derived our summary consolidated statements of operations data for the years ended December 31, 2022, 2023, and 2024 (except for pro forma basic and diluted net loss per share attributable to common stockholders and weighted-average shares used in computing pro forma basic and diluted net loss per share attributable to common stockholders) and our summary consolidated balance sheet data as of December 31, 2024 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any other period in the future.

You should read the following summary consolidated financial data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements, the accompanying notes, and other financial information included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes and are qualified in their entirety by our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2022	2023	2024
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$15,830	$228,943	$1,915,426

Operating expenses:
Cost of revenue(1)	12,122	68,780	493,350
Technology and infrastructure(1)	18,106	131,855	960,685
Sales and marketing(1)	2,481	12,917	18,389
General and administrative(1)	6,001	29,842	118,644

Total operating expenses	38,710	243,394	1,591,068

Operating income (loss)	(22,880)	(14,451)	324,358
Loss on fair value adjustments	(2,884)	(533,952)	(755,929)
Interest expense, net	(9,444)	(28,404)	(360,824)
Other income, net	192	18,760	48,194

Loss before provision for (benefit from) income taxes	(35,016)	(558,047)	(744,201)
Provision for (benefit from) income taxes	(4,150)	35,701	119,247

Net loss from continuing operations	$(30,866)	$(593,748)	$(863,448)

Net loss from discontinued operations, net of tax	$(189)	$—	$—

Net loss	$(31,055)	$(593,748)	$(863,448)

Net loss attributable to common stockholders, basic and diluted(2)	$(31,055)	$(593,748)	$(937,765)

Net loss from continuing operations per share attributable to common stockholders, basic and diluted	$(3.42)	$(61.80)	$(86.09)

Net loss from discontinued operations per share attributable to common stockholders, basic and diluted	$(0.02)	$—	$—

	Year Ended December 31,
	2022	2023	2024
	(in thousands, except per share data)
Net loss per share attributable to common stockholders, basic and diluted(2)	$(3.44)	$(61.80)	$(86.09)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	9,032	9,608	10,893

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2022	2023	2024
	(in thousands)
Cost of revenue	$133	$694	$1,307
Technology and infrastructure	624	7,100	10,137
Sales and marketing	74	1,740	3,408
General and administrative	659	5,620	16,635

Total stock-based compensation expense	$1,490	$15,154	$31,487

(2)

See Notes 1 and 13 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net income (loss) attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

The following table sets forth the computation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the periods presented:

Year Ended December 31, 2024
(in thousands, except per share data)
Numerator:
Net loss attributable to common stockholders	$
Pro forma adjustment to reverse the deemed dividend and accretion on Series C redeemable convertible preferred common stock
Pro forma adjustment to record stock-based compensation expense related to RSUs for which the service-based and performance-based vesting conditions will be satisfied in connection with this offering

Pro forma net loss attributable to common stockholders	$

Denominator:
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted
Pro forma adjustment to reflect the Capital Stock Conversion as if the conversion occurred on January 1, 2024
Pro forma adjustment to reflect the Option Exercise
Pro forma adjustment to reflect the RSU Net Settlement

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted

Pro forma net loss per share attributable to common stockholders, basic and diluted(1)	$

(1)

Basic and diluted pro forma net loss per share attributable to common stockholders for the year ended December 31, 2024, gives effect to (i) the Capital Stock Conversion as though the conversion had occurred as of the beginning of the period, (ii) the Class B Conversion,

(iii) the Option Exercise, and (iv) the issuance of     shares of Class A common stock in connection with the RSU Net Settlement, after withholding     shares to satisfy the estimated tax withholding and remittance obligations of $    million (based on the assumed initial offering price of $    per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed    % tax withholding rate).

	As of December 31, 2024
	Actual	Pro Forma(1)	Pro Forma, As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,361,083	$	$
Working capital(4)	(3,046,332)
Property and equipment, net	11,914,774
Total assets	17,832,599
Debt, non-current	5,457,915
Deferred revenue, non-current	3,294,977
Total liabilities	16,524,086
Redeemable convertible preferred stock	1,722,111
Total stockholders’ equity (deficit)	(413,598)

(1)

The pro forma column above reflects (i) the Capital Stock Conversion as if such conversion had occurred on December 31, 2024, (ii) the Class B Conversion, (iii) the Option Exercise and the receipt by us of gross proceeds of approximately $    in connection with the Option Exercise, (iv) the filing and effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, (v) an increase to additional paid-in capital and accumulated deficit related to stock based compensation of $   million related to RSUs subject to the RSU Net Settlement, (vi) the net issuance of     shares of Class A common stock in connection with the RSU Net Settlement, after withholding     shares to satisfy estimated tax withholding and remittance obligations of $   million (based on the initial public offering price of $   per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed   % tax withholding rate), and (vii) the increase in accrued liabilities and an equivalent decrease in additional paid-in capital of $ million in connection with the estimated tax withholding and remittance obligations related to the RSU Net Settlement.

(2)

The pro forma as adjusted column above gives effect to (i) the pro forma adjustments set forth in footnote (1) above, (ii) the sale and issuance of    shares of our Class A common stock in this offering and the concurrent share issuance at an assumed initial public offering price of $   per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the application of approximately $   of the net proceeds that we receive from this offering to repay the entire outstanding amount under our 2024 Term Loan Facility, and (iv) the use of a portion of the net proceeds from this offering, together with existing cash and cash equivalents, if necessary, to satisfy the estimated tax withholding and remittance obligations related to the RSU Net Settlement.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $  per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase or decrease the amount of our pro forma as adjusted cash and cash equivalents, working capital, total assets, additional paid-in capital, and total stockholders’ (deficit) equity by $  million, assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions. Similarly, an increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, working capital, total assets, additional paid-in capital, and total stockholders’ (deficit) equity by $  million, assuming the assumed initial public offering price of $   per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

(4)	Working capital is defined as current assets less current liabilities.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with generally accepted accounting principles in the United States (“GAAP”), we use adjusted EBITDA and adjusted EBITDA margin, adjusted operating income (loss) and adjusted operating income (loss) margin, and adjusted net income (loss) and adjusted net income (loss) margin, collectively, to help us evaluate our business. We use such non-GAAP financial measures to make strategic decisions, establish business plans and forecasts, identify trends affecting our business, and evaluate operating performance. We believe that these non-GAAP financial measures, when taken collectively, may be helpful to investors because they allow for greater transparency into what measures we use in operating our business and measuring our performance and enable comparison of financial trends and results between periods where items may vary independent of business performance. These non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP measures used by other companies. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for additional information and reconciliations of our non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with GAAP.

	Year Ended December 31,
	2022	2023	2024
	(dollars in thousands)
Adjusted EBITDA	$(9,884)	$103,913	$1,219,258
Net loss margin	(196)%	(259)%	(45)%
Adjusted EBITDA margin	(62)%	45%	64%
Adjusted operating income (loss)	$(21,390)	$703	$355,845
Operating income (loss) margin	(145)%	(6)%	17%
Adjusted operating income (loss) margin	(135)%	—%	19%
Adjusted net loss	$(26,681)	$(44,642)	$(64,908)
Adjusted net loss margin	(169)%	(19)%	(3)%

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common stock. If any of the following risks occur, our business, operating results, financial condition and future prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose all or a part of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below. See the section titled “Special Note Regarding Forward-Looking Statements” for more information.

Risks Related to Our Business and Industry

Our recent growth may not be indicative of our future growth, and if we do not effectively manage our future growth, our business, operating results, financial condition, and future prospects may be adversely affected.

We were founded in September 2017 and launched our CoreWeave Cloud Platform in 2020 and have experienced significant growth in a short period of time. Our revenue was $16 million, $229 million, and $1.9 billion for the years ended December 31, 2022, 2023, and 2024, respectively. Investors should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. Even if our revenue continues to increase, our revenue growth rate is expected to decline in the future as a result of a variety of factors, including the maturation of our business. Overall growth of our revenue will depend on a number of factors, including but not limited to our ability to:

•	operate our cloud infrastructure, including due to supply chain limitations and data center or power availability;

•	compete with other companies in our industry, including those with greater financial, technical, marketing, sales, and other resources;

•	continue to develop new solutions and services and new functionality for our platform and successfully further optimize our existing infrastructure, solutions, and services;

•	retain existing customers and increase sales to existing customers, as well as attract new customers and grow our customer base;

•	successfully expand our business domestically and internationally;

•

generate sufficient cash flow from operations and raise additional capital, including through indebtedness, to support continued investments in our platform to maintain our technological leadership and the security of our platform;

•	strategically expand our direct sales force and leverage our existing sales capacity;

•	introduce and sell our solutions and services to new markets and verticals;

•	recruit, hire, train, and manage additional qualified personnel for our research and development activities;

•	maintain our existing, and enter into new, more cost-efficient, financing structures; and

•	successfully identify and acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform.

In addition to the factors discussed above, our revenue growth may also be impacted by industry-specific factors, particularly the continued development of AI, including advancements in AI technology that may lead to further compute efficiencies, the broader adoption, use, and commercialization of AI and any impacts of the developing AI regulatory environment.

As many of these factors are beyond our control, it is difficult for us to accurately forecast our future operating results. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, we may be unable to maintain consistent revenue or revenue growth, the value of our stock could be volatile, and it may be difficult to achieve and, if achieved, maintain profitability. In addition, changes in the macroeconomic environment, including actual or perceived global banking and finance related issues, labor shortages, supply chain disruptions, volatile interest rates and inflation, spending environments, geopolitical instability, warfare and uncertainty, including the effects of the conflicts in the Middle East and Ukraine and tensions between China and Taiwan, weak economic conditions in certain regions, or a reduction in AI spending regardless of macroeconomic conditions may impact our growth.

In addition, as we have grown, our number of customers has also increased, and we have increasingly managed more complex deployments of our infrastructure in more complex computing environments. The rapid growth and expansion of our business places a significant strain on our management, operational, engineering, and financial resources. To manage any future growth effectively, we must continue to improve and expand our infrastructure, including information technology (“IT”) and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital, and processes in an efficient manner. If we do not manage future growth effectively, our business, operating results, financial condition, and future prospects would be harmed.

If we continue to experience rapid growth, we may not be able to successfully implement or scale improvements to our systems, processes, and controls in an efficient, timely, or cost-effective manner. As we grow, our existing systems, processes, and controls may not prevent or detect all errors, omissions, or fraud. Any future growth will continue to add complexity to our organization and require effective coordination throughout our organization. Failure to manage any future growth effectively could result in increased costs, cause difficulty or delays in deploying our platform to new and existing customers, reduce demand for our platform, and cause difficulties in introducing new solutions and services or other operational difficulties, and any of these difficulties would adversely affect our business, operating results, financial condition, and future prospects.

We have a limited number of suppliers for significant components of the equipment we use to build and operate our platform and provide our solutions and services. Any disruption in the availability of these components could delay our ability to expand or increase the capacity of our infrastructure or replace defective equipment.

We do not manufacture the components we use to build the technology infrastructure underlying our platform. We have a limited number of suppliers that we use to procure and configure significant components of the technology infrastructure that we use to operate our platform and provide our solutions and services to our customers. For example, as a result of our obligations in our current customer contracts, all of the GPUs used in our infrastructure today are NVIDIA GPUs. Additionally, for the year ended December 31, 2022, three suppliers accounted for 23%, 16%, and 10% of total purchases, for the year ended December 31, 2023, three suppliers accounted for 57%, 22%, and 11% of total purchases, and for the year ended December 31, 2024, three suppliers accounted for 46%, 16%, and 14% of total purchases. Utilizing a limited number of suppliers of the components for our technology infrastructure exposes us to risks, including:

•	asymmetry between component availability and contractual performance obligations, including where specified components are required;

•	shifts in market-leading technologies away from those offered by our current suppliers that could impact our ability to offer our customers the solutions and services that they are seeking;

•

reduced control over production costs and constraints based on the then current availability, terms, and pricing of these components, including any delays in our supply chain (such as the recent delays associated with NVIDIA’s Blackwell GPUs);

•	limited ability to control aspects of the quality, performance, quantity, and cost of our infrastructure or of its components;

•	the potential for binding price or purchase commitments with our suppliers at higher than market rates;

•

reliance on our suppliers to keep up with technological advancements at the same pace as our business and customer demands, including their ability to continue to deliver next generation components that are substantially better than the prior generation;

•	consolidation among suppliers in our industry, which may harm our ability to negotiate and obtain favorable terms from our suppliers and the third-party suppliers that our suppliers rely on;

•	labor and political unrest at facilities we do not operate or own;

•	geopolitical disputes disrupting our or any of our suppliers’ supply chains;

•	business, legal compliance, litigation, and financial concerns affecting our suppliers or their ability to manufacture and ship components in the quantities, quality, and manner we require;

•	impacts on our supply chain from adverse public health developments, including outbreaks of contagious diseases or pandemics; and

•	disruptions due to floods, earthquakes, storms, and other natural disasters, particularly in countries with limited infrastructure and disaster recovery resources, or regional conflicts.

Our technology infrastructure components suppliers fulfill our supply requirements on the basis of individual purchase orders, which we often place on a just-in-time basis. We currently have no long-term contracts or arrangements with our suppliers that guarantee capacity or the continuation of any particular payment terms. Accordingly, our suppliers are not obligated to continue to fulfill our supply requirements, and the prices we are charged for their products and, if applicable, services could be increased on short notice. Further, because we often submit purchase orders to our suppliers on a just-in-time basis, any delay from our suppliers may result in our inability to provide our infrastructure and platform to our customers on a timely basis and fulfill our contractual requirements under our customer contracts. Additionally, our current customers have contractually specified our use of NVIDIA GPUs. If we are required to change suppliers, our ability to meet our obligations to our customers, including scheduled compute access, could be adversely affected and our solutions may not be as performant, which could cause the loss of sales from existing or potential customers, delayed revenue, or an increase in our costs, which could adversely affect our margins. Any production or shipping interruptions for any reason, such as a natural disaster, epidemics, pandemics, capacity shortages, quality problems, or strike or other labor disruption at one of our supplier locations or at shipping ports or locations, could adversely affect sales of our solution and services offerings.

In addition, we are continually working to expand and enhance our infrastructure features, technology, and network and other technologies to accommodate substantial increases in the computing power required by more compute-intensive workloads on our platform, the amount of data we host, and our overall number of total customers. We may be unable to project accurately the rate or timing of these increases or to allocate resources successfully to address such increases and may underestimate the data center capacity needed to address such increases. Our limited number of suppliers, in turn, may not be able to quickly respond to our needs, which would have a negative impact on customer experience and contractual performance. In the future, we may be required to allocate additional resources, including spending substantial amounts, to build, purchase, or lease or license data centers and equipment and upgrade our technology and network infrastructure in order to handle increased customer usage, and our suppliers may not be able to satisfy such requirements. In addition, our network or our suppliers’ networks might be unable to achieve or maintain data transmission capacity high enough to effectively deliver our services. We may also face constraints on our ability to deliver our platform, solutions, and services if there is limited power supply. Our failure, or our suppliers’ failure, to achieve or maintain high data transmission capacity and sufficient electrical services would impact our ability to meet customer needs and could significantly reduce consumer demand for our services. Such reduced demand and resulting loss of compute, cost increases, or failure to upgrade our equipment or adapt to new technologies would harm our business, operating results, financial condition, and future prospects.

Moreover, our suppliers themselves rely on a complex network of third-party suppliers for semiconductor manufacturing, hardware components, and other critical inputs, which introduces additional risks to our supply chain. For example, NVIDIA relies on suppliers such as Taiwan Semiconductor Manufacturing Company for semiconductor fabrication and other manufacturers for compute and networking components. Any disruption in the operations of these upstream suppliers, whether due to equipment failures, geopolitical factors such as the potential for military conflict between China and Taiwan, or supply chain constraints, could affect our suppliers’ ability to supply the significant components of the equipment we use to operate our platform and provide our solutions and services to our customers, which would, in turn, affect the availability of our solutions and services, as well as lead times.

In addition, to the extent any of our suppliers’ businesses are impacted by business, legal compliance, litigation, and financial concerns, including regulatory scrutiny and export controls, our business, operating results, financial condition, and future prospects may be adversely affected. For example, increasing use of tariffs, economic sanctions and export controls has impacted and may in the future impact the availability and cost of GPUs and other components of our platform. The current U.S. presidential administration has discussed imposing broad-based tariffs on imported goods, which, if implemented on components of our infrastructure and other products we use, could increase our costs. Further, the former U.S. presidential administration had released new export controls targeting semiconductor manufacturing equipment and other items related to advanced integrated circuits. It is possible that these and additional restrictions could impede the supply chain in this industry. Additional export restrictions imposed on components of our technologies by the U.S. government may also provoke responses from foreign governments that negatively impact our supply chain, increase the costs for affected imported goods, or limit our ability to obtain additional hardware components, which would also substantially reduce our ability to provide or develop our platform, solutions, and services.

In the event of a supplier unavailability, component shortage, or supply interruption, we may not be able to secure alternate sources in a timely manner. Securing alternate sources of supply for these components or services may be time-consuming, difficult, and costly and we may not be able to source these components or services on terms that are acceptable to us, or at all, which may undermine our ability to fill our orders in a timely manner. Any interruption or delay in the supply of any of these components or services, or the inability to obtain these components or services from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to meet the demand of our customers, which in turn would have an adverse effect on our business, operating results, financial condition, and future prospects.

Our business would be harmed if we were not able to access sufficient power or by increased costs to procure power, prolonged power outages, shortages, or capacity constraints.

We depend on being able to secure power, which powers our data center facilities, in a cost-effective manner. Our inability to secure sufficient power or any power outages, shortages, supply chain issues, capacity constraints, or significant increases in the cost of securing power could have an adverse effect on our business, operating results, financial condition, and future prospects.

We rely on third parties, third-party infrastructure, governments, and global suppliers to provide a sufficient amount of power to maintain our leased or licensed data center facilities and meet the needs of our current and future customers. We have in the past experienced, and we may in the future experience, insufficient power to service a customer’s project. Any limitation on the delivered energy supply would limit our ability to operate our platform. These limitations would have a negative impact on a given data center or limit our ability to grow our business which could negatively affect our business, operating results, financial condition, and future prospects. Limitations on generation, transmission, and distribution may also limit our ability to obtain sufficient power capacity for potential expansion sites in new or existing markets. Power providers, other participants in the power market, and those entities that regulate it may impose onerous operating conditions to any approval or provision of power or we may experience significant delays and substantial increased costs to provide the level of electrical service required by our current or future leased or licensed data centers, or any data centers we may choose to construct in the future. Our ability to find appropriate sites for expansion, including existing sites to lease or license, will also be limited by access to power.

Our data center facilities are affected by problems accessing electricity sources, such as planned or unplanned power outages and limitations on transmission or distribution of power. Unplanned power outages, including, but not limited to those relating to large storms, earthquakes, fires, tsunamis, cyberattacks, physical attacks on utility infrastructure, war, and any failures of electrical power grids more generally, and planned power outages by public utilities, such as Pacific Gas and Electric Company’s practice of planned outages in California to minimize fire risks, could harm our customers and our business. Further, our data center facilities are located in leased buildings where, depending upon the lease requirements and number of tenants involved, we may or may not control some or all of the infrastructure, including generators and fuel tanks. As a result, in the event of a power outage, we could be dependent upon the landlord, as well as the utility company, to restore the power. Even if we attempt to limit our exposure to system downtime by using backup generators, which are in turn supported by onsite fuel storage and through contracts with fuel suppliers, these measures may not always prevent downtime or solve for long-term or large-scale outages. Any outage or supply disruption could adversely affect our customer experience, as well as our business, operating results, financial condition, and future prospects.

The global energy market is currently experiencing inflation and volatility pressures. Various macroeconomic and geopolitical factors are contributing to the instability and global power shortage, including the war in Ukraine, severe weather events, governmental regulations, government relations, and inflation. We expect the cost for power to continue to be volatile and unpredictable and subject to inflationary pressures, which could materially affect our financial forecasting, business, operating results, financial condition, and future prospects.

If our data center providers fail to meet the requirements of our business, or if the data center facilities experience damage, interruption, or a security breach, our ability to provide access to our infrastructure and maintain the performance of our network could be negatively impacted.

We lease space in or otherwise license use of third-party data centers located in the United States, Europe and United Kingdom. Our business is reliant on these data center facilities. Given that we lease or license use of this data center space, we do not control the operation of these third-party facilities. Consequently, we could be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. Our data center facilities and network infrastructure are vulnerable to damage or interruption from a variety of sources including earthquakes, floods, fires, power loss, system failures, computer and other cybersecurity vulnerabilities, physical or electronic break-ins, human error, malfeasance or interference, including by employees, former employees, or contractors, as well terrorist acts and other catastrophic events. We and the data center facilities we lease space in or license use of have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including availability or sufficiency of power, infrastructure changes, and capacity constraints, occasionally due to an overwhelming number of customers accessing our infrastructure simultaneously. Our third-party data centers and network infrastructure may also be subject to cybersecurity attacks, including supply chain attacks, due to the actions of outside parties or human error, malfeasance, insider threats, system errors or vulnerabilities, insufficient cybersecurity controls, a combination of these, or otherwise, which may cause service outages and otherwise impact our ability to provide our solutions and services. While we review the security measures of our third-party data centers, we cannot ensure that these measures will be sufficient to prevent a cybersecurity attack or to protect the continued operation of our platform in the event of a cybersecurity attack, and any impact to our solutions and services may also impact our business, operating results, financial condition, and future prospects. Data center facilities housing our network infrastructure may also be subject to local administrative actions, changes to legal or permitting requirements, labor disputes, litigation to stop, limit, or delay operations, and other legal challenges, including local government agencies seeking to gain access to customer accounts for law enforcement or other reasons. In addition, while we have entered into various agreements for the lease of data center space, equipment, maintenance, and other services, those third parties could fail to deliver on their contractual obligations under those agreements, including agreements to provide us with certain data, equipment, and utilities information required to run our business. Furthermore, we may require the data centers we lease to have certain highly specific attributes in order to effectively run our business. For example, our state-of-the art data centers may also require networking equipment, high-speed interconnects, enhanced access to power, and liquid cooling infrastructure. In some cases, these third-party data centers are required to undergo extensive retrofitting and improvement efforts, including to incorporate novel developments in our industry, which are time consuming, expensive, and less efficient than if we were to lease from spaces already designed for our operations, and which may not ultimately be successful in meeting all of our requirements. If third parties fail to successfully deliver on such performance requirements, our ability to maintain the performance of our network would be negatively impacted.

Other factors, many of which are beyond our control, that can affect the delivery, performance, and availability of our platform include:

•	the development, maintenance, and functioning of the infrastructure of the internet as a whole;

•	the performance and availability of third-party telecommunications services with the necessary speed, data capacity, and security for providing reliable internet access and services;

•	the success or failure of our redundancy systems;

•	the success or failure of our disaster recovery and business continuity plans;

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decisions by the owners and operators of the data center facilities where our infrastructure is installed or by global telecommunications service provider partners who provide us with network bandwidth to terminate our contracts, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth, declare bankruptcy, breach their contracts with us, or prioritize the traffic of other parties;

•	our ability to enter into data center agreements and leases according to our business needs and on terms and with counterparties acceptable to us; and

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changing sentiment by government regulators relating to data center development, including in response to public concerns regarding environmental impact and development, which may result in restrictive government regulation or otherwise impact the future construction of additional data centers.

In addition, many of the leases we have entered into for third-party data centers have multi-year terms and fixed capacity. If we do not accurately anticipate the data center capacity required by our customers, including if they use less or more of our infrastructure than expected, we would incur additional costs due to leasing more capacity than is used and paid for by our customers or, alternatively, in seeking additional data center capacity to fulfill unexpected demand on terms that may not be economically reasonable or acceptable to us, if we are able to lease additional capacity at all. We may also need to seek additional data center capacity in the event any leases with third parties are terminated or not renewed, which we may be unable to do on reasonable terms or at all.

The occurrence of any of these factors, or our inability to efficiently and cost-effectively fix such errors or other problems that may be identified, could damage our reputation, negatively impact our relationship with our customers, or otherwise materially harm our business, operating results, financial condition, and future prospects.

In the future, we may develop our own data centers, rather than relying on third parties and, because of our limited experience in this area, we could experience unforeseen difficulties. For example, any potential expansion of our data center infrastructure would be complex, and unanticipated delays in the completion of those projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our platform. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after we have started to fully utilize the underlying equipment, that could further degrade our platform or increase our costs.

A substantial portion of our revenue is driven by a limited number of our customers, and the loss of, or a significant reduction in, spend from one or a few of our top customers would adversely affect our business, operating results, financial condition, and future prospects.

A substantial portion of our revenue is driven by a limited number of customers. We recognized an aggregate of approximately 41% and 73% of our revenue from our top three customers for the years ended December 31, 2022 and 2023, respectively. We recognized an aggregate of approximately 77% of our revenue from our top two customers for the year ended December 31, 2024. None of our other customers represented 10% or more of our revenue for the year ended December 31, 2024. For the year ended December 31, 2022, our largest customer accounted for 16% of our revenue. For the years ended December 31, 2023 and 2024, our largest customer was Microsoft, which accounted for 35% and 62% of our revenue, respectively. Any negative changes in demand from Microsoft, in Microsoft’s ability or willingness to perform under its contracts with us, in laws or regulations applicable to Microsoft or the regions in which it operates, or in our broader strategic relationship with Microsoft would adversely affect our business, operating results, financial condition, and future prospects. Following December 31, 2024, we entered into a master services agreement with OpenAI as described in the section titled “Business—Our Customers” that, as of March 2025, provided for payments to us of up to approximately $11.9 billion through October 2030, subject to satisfaction of delivery and availability of service requirements. As a result, we expect OpenAI to be a significant customer in future periods.

We anticipate that we will continue to derive a significant portion of our revenue from a limited number of customers for the foreseeable future, and in some cases, the portion of our revenue attributable to certain customers may increase in the future. The composition of our customer base, including our top customers, may fluctuate from period to period given that our customer composition has evolved and is expected to continue to evolve significantly as our business continues to evolve and scale and as the use cases for AI continue to develop. However, we may not be able to maintain or increase revenue from our top customers for a variety of reasons, including the following:

•	customers may develop their own infrastructure that may compete with our services;

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some of our customers may redesign their systems to require fewer of our services with limited notice to us and may choose not to renew or increase their purchases of our platform, solutions, and services; and

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our customers may have pre-existing or concurrent relationships with, or may be, current or potential competitors that may affect such customers’ decisions to purchase our platform, solutions, and services.

Customer relationships often require us to continually improve our platform, which may involve significant technological and design challenges, and our customers may place considerable pressure on us to meet tight development and capacity availability schedules. Accordingly, we may have to devote a substantial amount of our resources to our strategic relationships, which could detract from or delay our completion of other important development projects. Delays in making capacity available could impair our relationships with our customers and negatively impact forecasted sales of the services under development. Moreover, it is possible that our customers may develop their own infrastructure that may compete with our services or adopt a competitor’s infrastructure for services that they currently buy from us. If that happens, our revenue would be adversely impacted and our business, operating results, financial condition, and future prospects would be materially and adversely affected.

If we fail to efficiently enhance our platform and develop and sell new solutions and services and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements, or preferences, our platform may become less competitive.

The market in which we compete is relatively new and subject to rapid technological change, evolving industry standards and regulatory changes, as well as changing customer needs, requirements, and preferences. The success of our business will depend, in part, on our ability to, predict, adapt, and respond effectively to these changes on a timely basis. If we are unable to develop and sell new solutions and services that satisfy and are adopted by new and existing customers and provide enhancements, new features, and capabilities to our infrastructure that keep pace with rapid technological and industry change, our business, operating results, financial condition, and future prospects could be adversely affected. Further, prospective or existing customers may influence our product roadmap by requiring features optimal for their particular use case. If we are unable to adapt to meet customers’ requirements, they may use competitive offerings or internal solutions that eliminate reliance on third-party providers, and our business, operating results, financial condition, and future prospects could be adversely affected. Moreover, prioritizing development of such features may require significant engineering resources and may not be compatible with the requirements of other customers, which could impact overall adoption of our platform. If new technologies emerge that limit or eliminate reliance on AI cloud platform providers like us, or that enable our competitors to deliver competitive services at lower prices, more efficiently, more conveniently, or more securely, such technologies could adversely impact our ability to compete. If our solutions do not allow us or our customers to comply with the latest regulatory requirements, sales of our platform, solutions, and services to existing customers may decrease and new customers will be less likely to adopt our platform.

Our future growth is dependent upon our ability to continue to meet the needs of new customers and the expanding needs of our existing customers as their use of our platform, solutions, and services grows. As sales of our platform grow, we will need to devote additional resources to expanding, improving, and maintaining our infrastructure and integrating with third-party applications. In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support, to serve our growing customer base, and to improve our IT and financial infrastructure, operating and administrative systems, and our ability to effectively manage headcount, capital and processes, including by reducing costs and inefficiencies. Any failure of, or delay in, these efforts could result in impaired system performance and reduced customer satisfaction, which would negatively impact our revenue growth and our reputation. We may not be successful in developing or implementing these technologies. In addition, it takes a significant amount of time to plan, develop, and test improvements to our technologies and infrastructure, and we may not be able to accurately forecast demand or predict the results we will realize from such improvements. In some circumstances, we may also determine to scale our technology through the acquisition of complementary businesses and technologies rather than through internal development, which may divert management’s time and resources. To the extent that we do not effectively scale our operations to meet the needs of our growing customer base and to maintain performance as our customers expand their use of our services, we will not be able to grow as quickly as we anticipate, our customers may reduce or terminate use of our platform and we will be unable to compete as effectively and our business, operating results, financial condition, and future prospects will be adversely affected.

We continually work to upgrade and enhance our platform, solutions, and services in response to customer demand and to keep up with technological changes. Part of this process entails cycling out outdated components of our infrastructure and replacing them with the latest technology available. This requires us to make certain estimates with respect to the useful life of the components of our infrastructure and to maximize the value of the components of our infrastructure, including our GPUs, to the fullest extent possible. We cannot guarantee that our estimates will be accurate or that our attempts at maximizing value will be successful. Any changes to the significant assumptions underlying our estimates or to the estimates of our components’ useful lives, or any inability to redeploy components of our existing infrastructure to extend past their contracted life could significantly affect our business, operating results, financial condition, and future prospects.

Our platform must also integrate with a variety of network, hardware, storage, and software technologies, and we need to continuously modify and enhance the capabilities of our platform to adapt to changes and innovation in these technologies. If our customers widely adopt new technologies, we may need to redesign parts of our platform to work with those new technologies. These development efforts may require significant engineering, marketing, and sales resources, all of which would affect our business, operating results, financial condition, and future prospects. Any failure of our infrastructure’s capabilities to operate effectively with future technologies and software platforms could reduce the demand for our platform. If we are unable to respond to these changes in a cost-effective manner, our platform may become less marketable and less competitive or obsolete, and our business may be harmed.

In addition, we must also continue to effectively manage our capital expenditures by maintaining and expanding our data center capacity, servers and equipment, grow in geographies where we currently have limited or no presence, and ensure that the performance, features, and reliability of our services and our customer service remain competitive in a rapidly changing technological environment. If we fail to manage our growth, the quality of our platform may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers and employees.

The broader adoption, use, and commercialization of AI technology, and the continued rapid pace of developments in the AI field, are inherently uncertain. Failure by our customers to continue to use our CoreWeave Cloud Platform to support AI use cases in their systems, or our ability to keep up with evolving AI technology requirements and regulatory frameworks, could have a material adverse effect on our business, operating results, financial condition, and future prospects.

As part of our growth strategy, we seek to attract and acquire customers requiring high-performance computing, such as AI, machine learning, and automated decision-making technologies, including proprietary AI algorithms and models (collectively, “AI Technologies”).

AI has been developing at a rapid pace, and continues to evolve and change. As demand continues for AI services, AI providers, including our customers, have sought increased compute capacity to enable advancements in their AI models and service the demands of end users. We cannot predict whether additional computing power will continue to be required to develop larger, more powerful AI models, or if the practical limits of AI technology will plateau in the future regardless of available compute capacity. Further, there have been recent advancements in AI technology, including open-source AI models, that may lead to compute and other efficiencies that may impact the demand for AI services, including our platform, solutions, and services, which may adversely impact our revenue and profitability. In the event that existing scaling laws do not continue to apply as they have in the past, demand by our customers for compute resources, including our solutions and services, may not continue to increase over time, or may decrease if overall demand for AI is impacted by a lack of further technological development. If we are unable to keep up with the changing AI landscape or in developing services to meet our customers’ evolving AI needs, or if the AI landscape does not develop to the extent we or our customers expect, our business, operating results, financial condition, and future prospects may be adversely impacted.

Additionally, we may incur significant costs and experience significant delays in developing new solutions and services or enhancing our current platform to adapt to the changing AI landscape, and may not achieve a return on investment or capitalize on the opportunities presented by demand for AI solutions. Moreover, while AI adoption is likely to continue and may accelerate, the long-term trajectory of this technological trend is uncertain. Further, market acceptance, understanding, and valuation of solutions and services that incorporate AI Technologies are uncertain and the perceived value of AI Technologies used and/or provided by our customers could be inaccurate. If AI is not broadly adopted by enterprises to the extent we expect, or if new use cases do not arise, then our opportunity may be smaller than we expect. Further, if the consumer perception and perceived value of AI Technologies is inaccurate this could have a material adverse effect on our customers, which in turn could have a material adverse effect on our business, operating results, financial condition, and future prospects.

Concerns relating to the responsible use by our customers of new and evolving technologies, such as AI, which are supported by our platform, may result in collateral reputational harm to us. AI may pose emerging ethical issues and if our platform enables customer solutions that draw controversy due to their perceived or actual impact on society, we may experience brand or reputational harm, competitive harm, or legal liability.

Furthermore, the rapid pace of innovation in the field of AI has led to developing and evolving regulatory frameworks globally, which are expected to become increasingly complex as AI continues to evolve. Regulators and lawmakers around the world have started proposing and adopting, or are currently considering, regulations and guidance specifically on the use of AI. Regulations related to AI Technologies have been introduced in the United States at the federal level and are also enacted and advancing at the state level. Additional regulations may impact our customers’ ability to develop, use and commercialize AI Technologies, which would impact demand for our platform, solutions, and services and may affect our business, operating results, financial condition, and future prospects.

AI and related industries, including cloud services, are under increasing scrutiny from regulators due to their concerns about market concentration, anti-competitive practices, and the pace of partnerships and acquisitions involving generative AI startups. As the industry continues to grow, transactions and business conduct will likely continue to draw scrutiny from regulators. Our customers may become subject to further AI regulations, including any restrictions on the total consumption of compute technology, which could cause a delay or impediment to the commercialization of AI technology and could lead to a decrease in demand for our customers’ AI infrastructure, and may adversely affect our business, operating results, financial condition, and future prospects.

Our operations require substantial capital expenditures, and we will require additional capital to fund our business and support our growth, and any inability to generate or obtain such capital on acceptable terms, if at all, or to lower our total cost of capital, may adversely affect our business, operating results, financial condition, and future prospects.

We require substantial capital expenditures to support our growth and respond to business challenges. We have made significant financial investments in our business, and we intend to continue to make such investments in the future, including expenditures to procure components for, maintain, upgrade, and enhance our platform, including costs related to obtaining third-party chips and leasing and maintaining, enhancing, and expanding our data centers. While we have historically been able to fund capital expenditures from cash generated from operations, equity and debt financings, and borrowings under our term loan facilities, factors outside of our control, including those described in this “Risk Factors” section, and particularly those under “—Risks Related to Our Indebtedness,” could materially reduce the cash available from operations, impede our ability to raise additional capital, or significantly increase our capital expenditure requirements, which may result in our inability to fund the necessary level of capital expenditures to maintain and expand our operations. This could adversely affect our business, operating results, financial condition, and future prospects.

Additional financing may not be available on terms favorable to us, if at all. If adequate financing is not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, financial condition, and future prospects. If we raise additional funds through equity or convertible debt issuances, our existing stockholders may suffer significant dilution and these securities could have rights, preferences, and privileges that are superior to those of holders of our Class A common stock. If we obtain additional funds through debt financing, we may not be able to obtain such financing on terms favorable to us. Further, the current global macroeconomic environment could make it more difficult to raise additional capital on favorable terms, if at all. Such terms may involve restrictive covenants making it difficult to engage in capital raising activities and pursue business opportunities, including potential acquisitions. The trading prices of recently-public companies have been highly volatile as a result of multiple factors including, the conflicts in the Middle East and Ukraine and tensions between China and Taiwan, inflation, interest rate volatility, actual or perceived instability in the banking system, and market downturns, which may reduce our ability to access capital on favorable terms or at all. In addition, a recession, depression, or other sustained adverse market event could adversely affect our business and the value of our Class A common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired and our business may be adversely affected, requiring us to delay, reduce, or eliminate some or all of our operations. Even if we are able to raise such capital, we cannot guarantee that we will deploy it in such a fashion that allows us to achieve better operating results or grow our business.

Moreover, in order to fund investments in our infrastructure, we have pioneered and scaled innovative financing structures that have enabled us to grow our business through timely and flexible access to capital. While we expect our cost of capital to continue declining as we benefit from economies of scale and access new forms of financing, including asset backed securitizations and rated parent-level debt, our ability to lower our cost of capital depends upon a number of factors, many of which are beyond our control, including broader macroeconomic conditions. If we are unable to continue lowering our cost of capital, our ability to effectively compete, especially with larger competitors that have greater financial and other resources, as well as our operating results, financial condition, and business, may be adversely impacted.

Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below expectations.

Our operating results have varied significantly from period to period in the past, and we expect that our operating results will continue to vary significantly in the future such that period-to-period comparisons of our operating results may not be meaningful. In addition, in future periods, we may experience fluctuations in remaining performance obligations, given the nature of our committed contract business, the size of those contracts, and period-to-period variation in new business signed and revenue recognized from existing contracts. This could adversely affect our business, operating results, financial condition, and future prospects. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Fluctuations in quarterly results may negatively impact the trading price of our Class A common stock. Our quarterly financial results may fluctuate as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including, without limitation:

•	the amount and timing of operating costs and capital expenditures related to the expansion of our business;

•	any power outages, shortages, supply chain issues, capacity constraints, or significant increases in the cost of securing power;

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general global macroeconomic and political conditions, both domestically and in our foreign markets that could impact some or all regions where we operate, including global economic slowdowns, actual or perceived global banking and finance related issues, increased risk of inflation, potential uncertainty with respect to the federal debt ceiling and budget and potential government shutdowns related thereto, interest rate volatility, supply chain disruptions, labor shortages, increases in energy costs and potential global recession;

•	the impact of natural or man-made global events on our business, including wars and other armed conflict, such as the conflicts in the Middle East and Ukraine and tensions between China and Taiwan;

•	changes in our legal or regulatory environment, including developments in regulations relating to AI and machine learning;

•	our ability to attract new and retain existing customers, increase sales of our platform, or sell additional solutions and services to existing customers;

•	the budgeting cycles, seasonal buying patterns, and purchasing practices of customers;

•	the timing and length of our sales cycles;

•	changes in customer requirements or market needs;

•	changes in the growth rate of the cloud infrastructure market generally;

•	the timing and success of new solution and service introductions by us or our competitors or any other competitive developments, including consolidation among our customers or competitors;

•	any disruption in our strategic relationships;

•	our ability to successfully expand our business domestically and internationally;

•	equity or debt financings and the capital markets environment, including interest rate changes;

•	our ability to reduce our cost of capital over time;

•	decisions by organizations to purchase specialized AI cloud infrastructure from larger, more established vendors;

•	our ability to successfully and timely deliver our solutions and services to customers under our committed contracts, including due to data center lead times;

•	our ability to successfully and timely deploy launches of additional data centers;

•	the timing and success of the integration of new infrastructure, including new GPU generations, into our platform;

•	changes in our pricing policies or those of our competitors;

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insolvency or credit difficulties confronting our customers, including bankruptcy or liquidation, due to individual, macroeconomic, and regulatory factors, including those specifically impacting early-stage AI ventures, affecting their ability to purchase or pay for our platform;

•	significant security breaches of, technical difficulties with, or interruptions to, the use of our platform or other cybersecurity incidents;

•	extraordinary expenses such as litigation or other dispute-related settlement payments or outcomes, taxes, regulatory fines or penalties;

•	the timing of revenue recognition and revenue deferrals;

•	future accounting pronouncements or changes in our accounting policies or practices;

•	negative media coverage or publicity; and

•	increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates.

Any of the above factors, individually or in the aggregate, could result in significant fluctuations in our financial condition, cash flows, and other operating results from period to period.

We face intense competition and could lose market share to our competitors, which would adversely affect our business, operating results, financial condition, and future prospects.

The market for AI cloud infrastructure and software is intensely competitive and is rapidly evolving, characterized by changes in technology, customer requirements, industry standards, regulatory developments, and frequent introductions of new or improved solutions and services. Key competitors that offer general purpose cloud computing as part of a broader, diversified product portfolio include Amazon (AWS), Google (Google Cloud Platform), IBM, Microsoft (Azure), and Oracle, a number of which are also our current customers. We also compete with smaller cloud service providers focused on AI, including Crusoe and Lambda. We expect to continue to face intense competition from current competitors, including as our competitors complete strategic acquisitions or form cooperative relationships and/or customer requirements evolve, as well as from new entrants into the market. If we are unable to anticipate or react to these challenges, our competitive position could weaken, and we would experience a decline in revenue or reduced revenue growth, and loss of market share that could adversely affect our business, operating results, financial condition, and future prospects.

Our ability to compete effectively depends upon numerous factors, many of which are beyond our control, including, but not limited to:

•	changes in customer or market needs, requirements, and preferences and our ability to fulfill those needs, requirements, and preferences;

•	our ability to expand and augment our platform, including through infrastructure and new technologies, or increase sales of our platform;

•	any power outages, shortages, supply chain issues, capacity constraints, or significant increases in the cost of securing power;

•	our ability to attract, train, retain, and motivate talented employees;

•	our ability to retain existing customers and increase sales to existing customers, as well as attract and retain new customers;

•	the budgeting cycles, seasonal buying patterns, and purchasing practices of our customers, including any slowdown in technology spending due to U.S. and general global macroeconomic conditions;

•	price competition;

•	stagnation in the adoption rate or changes in the growth rate of AI and AI cloud infrastructure sectors, including due to emerging AI technologies, which may lead to further compute efficiencies;

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the timing and success of new solution and service introductions by us or our competitors, including new competing technologies that may displace cloud infrastructure, or any other change in the competitive landscape of our industry, including consolidation among our competitors or customers and strategic partnerships entered into by and between our competitors;

•	changes in our mix of solution and services sold, including changes in the average contracted usage of our platform;

•	our ability to successfully and continuously expand our business domestically and internationally;

•	our ability to secure necessary funding;

•	deferral of orders from customers in anticipation of new or enhanced solutions and services announced by us or our competitors;

•	significant security breaches or, technical difficulties with, or interruptions to the use of our platform, including data security;

•	the timing and costs related to the development or acquisition of technologies or businesses or entry into strategic partnerships;

•	our ability to execute, complete, or efficiently integrate any acquisitions that we may undertake;

•	increased expenses, unforeseen liabilities, or write-downs and any impact on our operating results from any acquisitions we consummate;

•	our ability to increase the size and productivity of our sales teams;

•	decisions by potential customers to purchase cloud infrastructure and associated services from larger, more established technology companies;

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insolvency or credit difficulties confronting our customers, which could increase due to U.S. and global macroeconomic issues and which would adversely affect our customers’ ability to purchase or pay for our platform in a timely manner or at all;

•	the cost and potential outcomes of litigation, regulatory investigations or actions, or other proceedings, which could have a material adverse effect on our business;

•	future accounting pronouncements or changes in our accounting policies;

•	increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates;

•	our ability to comply with applicable domestic and international regulations and laws and to obtain the necessary licenses to conduct our business;

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general global macroeconomic and political conditions, both domestically and in our foreign markets that could impact some or all regions where we operate, including global economic slowdowns, actual or perceived global banking and finance related issues, increased risk of inflation, potential uncertainty with respect to the federal debt ceiling and budget and potential government shutdowns related thereto, interest rate volatility, supply chain disruptions, labor shortages, and potential global recession; and

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the impact of natural or man-made global events on our business, including outbreaks of contagious diseases or pandemics and wars and other armed conflicts, such as the conflicts in the Middle East and Ukraine and the tensions between China and Taiwan.

Many of our competitors have greater financial, technical, marketing, sales, and other resources, greater name recognition, longer operating histories, and a larger base of customers than we do. Our competitors may be able to devote greater resources to the development, promotion, and sale of their solutions and services than we can, and they may offer lower pricing than we do or bundle certain competing solutions and services at lower prices. Our competitors may also have greater resources for research and development of new technologies, customer support, and to pursue acquisitions, and they have other financial, technical, or other resource advantages. Our larger competitors have substantially broader and more diverse solution and service offerings and more mature distribution and go-to-market strategies, which allows them to leverage their existing customer relationships and any distributor relationships to gain business in a manner that discourages potential customers from purchasing our platform. Further, our current and future competitors may include our customers and suppliers, if any of these customers or suppliers were to cease purchasing services from us or supplying us with components as a result, our business, operating results, financial condition, and future prospects could be adversely affected.

Conditions in our market could change rapidly and significantly as a result of technological advancements, including but not limited to increased advancements and proliferation in the use of AI and machine learning, partnerships between or acquisitions by our competitors, or continuing market consolidation, including consolidation of potential or existing customers with our competitors. Some of our competitors have recently made or could make acquisitions of businesses or have established cooperative relationships that may allow them to offer more directly competitive and comprehensive solutions and services than were previously offered and adapt more quickly to new technologies and customer needs. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and operating margin, increased net losses, and loss of market share.

Even if there is significant demand for specialized AI cloud infrastructure like ours, if our competitors include functionality that is, or is perceived to be, equivalent to or better than ours in legacy solutions and services that are already generally accepted as necessary components of an organization’s operational architecture, we may have difficulty increasing the market penetration of our platform. Furthermore, even if the functionality offered by other cloud infrastructure providers is different and more limited than the functionality of our platform, organizations may elect to accept such limited functionality in lieu of purchasing our solutions and services. If we are unable to compete successfully, or if competing successfully requires us to take aggressive action with respect to pricing or other actions, our business, operating results, financial condition, and future prospects would be adversely affected.

A network or data security incident against us, or our third-party providers, whether actual, alleged, or perceived, could harm our reputation, create liability and regulatory exposure, and adversely impact our business, operating results, financial condition, and future prospects.

Companies are subject to an increasing number, and wide variety, of attacks on their networks on an ongoing basis. Traditional computer “hackers,” malicious code (such as viruses and worms), phishing attempts, ransomware, account takeover, business email compromise, employee fraud or bad actors, theft or misuse, denial of service attacks, misconfigurations, bugs, or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) IT systems, and sophisticated nation-state sponsored actors engage in cyber intrusions and attacks that create risks for our infrastructure and the data, including personal information, which it hosts and transmits. State-supported and geopolitical-related cyberattacks may rise in connection with regional geopolitical conflicts such as the conflicts in the Middle East and Ukraine and tensions between China and Taiwan. Moreover, the ongoing war in Ukraine and associated activities in Russia as well as in the Middle East, have increased the risk of cyberattacks on various types of infrastructure and operations. Additionally, bad actors are beginning to utilize AI-based tools to execute attacks, creating unprecedented cybersecurity challenges. We may be a valuable target for cyberattacks given the critical data which we host and transmit.

Although we have implemented security measures designed to prevent such attacks, including a review of our third-party providers’ measures, we cannot guarantee that such measures will operate effectively to protect our and our third-party providers’ infrastructure, systems, networks, and physical facilities from breach due to the actions of outside parties or human error, malfeasance, insider threats, system errors or vulnerabilities, insufficient cybersecurity controls, a combination of the foregoing, or otherwise, and as a result, an unauthorized party may obtain access to our, our third-party providers’ or our customers’ systems, networks, or data. The techniques used to obtain unauthorized access to systems or sabotage systems, or disable or degrade services, change frequently and are often unrecognizable until launched against a target, and therefore we may be unable to anticipate these techniques and implement adequate preventative measures. Our servers may be vulnerable to computer viruses or physical or electronic break-ins that our security measures may not detect. Protecting our own assets has become more expensive and these costs may increase as the threat landscape increases, including as a result of use by bad actors of AI. We may face difficulties or delays in identifying or otherwise responding to any attacks or actual or potential security breaches or threats. These risks are exacerbated by developments in generative AI. A breach in our or our third-party providers’ data security or an attack against our platform could and have impacted our infrastructure and systems, creating system disruptions or slowdowns and providing access to malicious parties to information hosted and transmitted by our infrastructure, resulting in data, including the data of our customers, being publicly disclosed, misused, altered, lost, or stolen, which could subject us to liability and reputational harm and adversely affect our financial condition. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. If compromised, our own systems could be used to facilitate or magnify an attack. Further, the increase in remote work by companies and individuals in recent years has generally increased the attack surface available to bad actors for exploitation, and as such, the risk of a cybersecurity incident potentially occurring has increased. Finally, we have acquired and expect to continue to acquire companies with cybersecurity vulnerabilities or unsophisticated security measures, which exposes us to significant cybersecurity, operational and financial risks.

Any actual, alleged, or perceived security breach in our third-party providers’ or partners’ systems or networks, or any other actual, alleged or perceived data security breach that we or our third-party providers or partners suffer, could result in damage to our reputation, negative publicity, loss of customers and sales, loss of competitive advantages over our competitors, increased costs to remedy any problems and otherwise respond to any incident, regulatory investigations and enforcement actions, fines and penalties, costly litigation (including class actions), and other liability. We would also be exposed to a risk of loss or litigation and potential liability under laws, regulations, and contracts that protect the privacy and security of personal information. For a description of the privacy and security laws, regulations and other industry requirements to which our business is subject, see the risk factor below “—We are subject to laws, regulations, and industry requirements related to data privacy, data protection and information security, and user protection across different markets where we conduct our business and such laws, regulations, and industry requirements are constantly evolving and changing. Any actual or perceived failure to comply with such laws, regulations, and industry requirements, or our privacy policies, could harm our business.”

Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding security of such data are possible. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in the European Union, the United Kingdom, and the United States may require businesses to provide notice to individuals whose personal information has been disclosed as a result of a data security breach. Complying with such numerous and complex regulations in the event of a data security breach can be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. In addition, certain of our customer agreements, as well as privacy laws, may require us to promptly report security incidents involving our systems or those of our third-party partners that compromise the security, confidentiality, or integrity of certain processed customer data. Regardless of our contractual protections, these mandatory disclosures could be costly, result in litigation, harm our reputation, erode customer trust, and require significant resources to mitigate issues stemming from actual or perceived security breaches.

Although we maintain cybersecurity insurance, there can be no guarantee that any or all costs or losses incurred will be partially or fully recouped from such insurance or that applicable insurance in the future will be available on economically reasonable terms or at all.

We may also incur significant financial and operational costs to investigate, remediate, eliminate, and put in place additional tools and devices designed to prevent actual or perceived security breaches and other security incidents, as well as costs to comply with any notification obligations resulting from any security incidents. Any of these negative outcomes could adversely affect the market perception of infrastructure and customer and investor confidence in our company, and would adversely affect our business, operating results, financial condition, and future prospects.

Further, from time to time, government entities (including law enforcement bodies) may in the future seek our assistance with obtaining access to our customers’ data. Although we strive to protect the privacy of our customers, we may be required from time to time to provide access to customer data to government entities. In light of our privacy commitments, although we may legally challenge law enforcement requests to provide access to our systems or other customer content, we may nevertheless face complaints that we have provided information improperly to law enforcement or in response to non-meritorious third-party complaints. We may experience adverse political, business, and reputational consequences, to the extent that we do not provide assistance to or comply with requests from government entities in the manner requested or challenge those requests publicly or in court or provide, or are perceived as providing, assistance to government entities that exceeds our legal obligations. Any such disclosure could significantly and adversely impact our business and reputation.

We have a history of generating net losses as a result of the substantial investments we have made to grow our business and develop our platform, anticipate increases in our operating expenses in the future, and may not achieve or, if achieved, sustain profitability. If we cannot achieve and, if achieved, sustain profitability, our business, operating results, financial condition, and future prospects will be adversely affected.

We incurred net losses of $31 million, $594 million, and $863 million for the years ended December 31, 2022, 2023, and 2024, respectively, and we may not achieve or, if achieved, sustain profitability in the future. As of December 31, 2024, we had an accumulated deficit of $1.5 billion. While we have historically experienced significant growth in revenue over the last two years, we cannot predict whether we will maintain this level of growth or when we will achieve profitability. We also expect our operating expenses to increase in the future, including our general and administrative expenses as a result of increased costs associated with operating as a public company and as we continue to invest for our future growth, including expanding our research and development function to drive further development of our platform, continuing to invest in the technology infrastructure underlying our platform and data center expansion, expanding our sales and marketing activities, developing the functionality to expand into adjacent markets, and reaching customers in new geographic locations and new verticals, which will negatively affect our operating results if our total revenue does not increase.

Following the completion of this offering, the stock-based compensation expense related to our RSUs will result in increases in our expenses in future periods, in particular in the quarter in which this offering is completed for RSUs for which the time condition has been satisfied and for which the performance-based vesting condition will be satisfied upon completion of this offering. Additionally, we may expend substantial funds in connection with the tax withholding and remittance obligations that arise upon the settlement of certain of our RSUs.

Our operating efficiencies may decrease as we scale, and our revenue growth may slow as we grow. Our revenue could also decline for a number of other reasons, including reduced demand for our offerings, increased competition, a decrease in the growth or reduction in size of our overall market, or if we cannot capitalize on growth opportunities, including acquisitions and through new and enhanced solutions and services. Furthermore, to the extent our anticipated cash payback period is longer than we expect, or if we fail to maintain or increase our revenue to offset increases in our operating expenses or manage our costs as we invest in our business, including if we do not maintain or improve our operating efficiencies, we may not achieve or sustain profitability, and if we cannot achieve and sustain profitability, our business, operating results, financial condition, and future prospects will be adversely affected.

We make substantial investments in our technology and infrastructure and unsuccessful investments could materially adversely affect our business, operating results, financial condition, and future prospects.

The industry in which we compete is characterized by rapid technological change, changes in customer requirements, frequent new product and service introductions and enhancements, short product cycles, and evolving industry standards. In order to remain competitive, we have made, and expect to continue to make, significant investments in our technology and infrastructure. For the years ended December 31, 2022, 2023, and 2024, technology and infrastructure expenses were $18 million, $132 million, and $961 million, respectively. If we fail to further develop our platform or develop new and enhanced solutions, services, and technologies, if we focus on technologies that do not become widely adopted, or if new competitive technologies or industry standards that we do not support become widely accepted, demand for our solutions and services may be reduced. Increased investments in technology and infrastructure or unsuccessful improvement efforts could cause our cost structure to fall out of alignment with demand for our solutions and services, which would have a negative impact on our business, operating results, financial condition, and future prospects.

Our platform is complex and performance problems or defects associated with our platform may adversely affect our business, operating results, financial condition, and future prospects.

It may become increasingly difficult to maintain and improve our platform performance, especially during peak demand spikes and as our customer base grows and our platform becomes more complex. If our platform is unavailable or if our customers are unable to access our platform within a reasonable amount of time or at all, we could experience a loss of customers, lost or delayed market acceptance of our platform, delays in payment to us by customers or issuance of credits to impacted customers, injury to our reputation and brand, warranty and legal claims against us, significant cost of remedying these problems, and the diversion of our resources. For example, in the past, we have experienced, and we may in the future experience, insufficient power to service a customer’s project and have been required to provide service credits to that customer due to resulting performance issues. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, operating results, financial condition, and future prospects, as well as our reputation, may be adversely affected.

Further, the hardware and software technology underlying our platform is inherently complex and may contain material defects or errors, particularly when new solutions and services are first introduced or when new features or capabilities are released. We have from time to time found defects or errors in our platform, and new defects or errors may be detected in the future by us or our customers. We cannot ensure that our platform, including any new solutions and services that we release, will not contain defects. Any real or perceived errors, failures, vulnerabilities, or bugs in our platform could result in negative publicity or lead to data security, access, retention, or other performance issues, all of which could harm our business. We also rely on third-party suppliers for the most significant components of the equipment we use to operate our infrastructure. These third-party suppliers may also experience defects or errors in the products that we utilize in our platform, which would impact our platform and may result in performance problems or service interruptions. The costs incurred in correcting any such defects or errors, including those in third-party components, may be substantial and could harm our business. Moreover, the harm to our reputation and legal liability related to such defects or errors may be substantial and could similarly harm our business.

In addition, most of our customer agreements and terms of service contain service level commitments. If we are unable to meet the stated service level commitments due to performance problems or defects, we may be contractually obligated to provide the affected customers with service credits or refunds, which could significantly affect our revenue in the periods in which any issues occur and the credits or refunds are applied. As a result of degradation of service and interruptions to our platform, we have provided, and may continue to provide, service credits and/or refunds to certain of our affected customers with whom we had service level commitments. We could also face customer terminations with refunds of prepaid amounts, which could significantly affect both our current and future revenues. Any service level failures could harm our business.

Any failure of our IT systems or those of one or more of our IT service providers, business partners, vendors, suppliers, or other third-party service providers, or any other failure by such third parties to provide services to us may negatively impact our relationships with customers and harm our business.

Our business depends on various IT systems and outsourced IT services. We rely on third-party IT service providers, business partners, vendors, and suppliers to provide critical IT systems, corporate infrastructure, and other services and are, by necessity, dependent on them to adequately address cybersecurity threats to, and other vulnerabilities, defects, or deficiencies of or in their own systems. This includes infrastructure such as electronic communications, finance, marketing, and recruiting platforms and services such as IT network development and network monitoring, and third-party data center hosting of our systems for our internal and customer use. We do not own or control the operation of the third-party facilities or equipment used to provide such services. Our third-party vendors and service providers have no obligation to renew their agreements with us on commercially reasonable terms or at all. If we are unable to renew these agreements on commercially reasonable terms, including with respect to service levels and cost, or at all, we may be required to transition to a new provider, and we may incur significant costs and possible service interruption in connection with doing so. In addition, such service providers could decide to close their facilities or change or suspend their service offerings without adequate notice to us. Moreover, any financial difficulties, such as bankruptcy, faced by such vendors, the nature and extent of which are difficult to predict, may harm our business. Since we cannot easily switch vendors without making other business trade-offs, any disruption with respect to our current providers would impact our operations and our business may be harmed. Furthermore, our disaster recovery systems and those of such third parties may not function as intended or may fail to adequately protect our business information in the event of a significant business interruption, Any termination, failure, or other disruption of any of such systems or services of our third-party IT providers, business partners, vendors, and suppliers could lead to operating inefficiencies or disruptions, which could harm our business, operating results, financial condition, and future prospects.

We have a limited operating history at our current scale, which makes it difficult to evaluate our current business and future prospects and increases the risks associated with investment in our Class A common stock.

We have a relatively short history operating our business at our current scale and have grown rapidly during that time. We were founded in September 2017 and launched our CoreWeave Cloud Platform in 2020. Moreover, prior to 2022, we had limited revenue, most of which was derived from our crypto mining offerings, which we have discontinued. Our limited operating history, including our limited history of selling our cloud infrastructure offering, the dynamic and rapidly evolving market in which we sell our platform, and the concentration of our revenue from a limited number of customers, as well as numerous other factors beyond our control, may make it difficult to evaluate our current business, future prospects and other trends. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries and sectors, such as the risks and uncertainties described herein. Any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable or established market. If our assumptions regarding these risks and uncertainties are incorrect or change due to fluctuations in our markets, any material reduction in AI or machine learning spending, changes in demand for specialized AI cloud infrastructure, or otherwise, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business, operating results, financial condition, and future prospects would be adversely affected. We cannot ensure that we will be successful in addressing these and other challenges we may face in the future. The risks associated with having a limited operating history may be exacerbated by current macroeconomic and geopolitical conditions discussed herein.

We have a limited history selling access to our platform under our current business model and are continuing to scale our operations and evolve our go-to-market strategy, which may make it difficult to evaluate our business and prospects and increase the risks associated with an investment in our Class A common stock.

We have a limited history selling access to our AI infrastructure and proprietary managed software and application services through our CoreWeave Cloud Platform under our current business model and we are continuing to scale our operations and evolve our go-to-market strategy. We currently sell access to our platform either through committed contracts, which are take-or-pay, or on-demand, which are pay-as-you-go. For the years ended December 31, 2022, 2023, and 2024, committed contracts accounted for 20%, 88%, and 96% of our revenue, respectively. There is no guarantee that in the future customers will continue to be willing to enter into, and that the industry will continue to support, a take-or-pay model, and any move towards a pay-as-you-go model will impact our ability to forecast our expected cash flows and operating results, impact our margins, and affect our business, operating results, financial condition, and future prospects. Moreover, our committed contracts typically include a prepayment from our customers prior to them receiving any of our services. As of December 31, 2022, 2023, and 2024, the weighted-average prepayment across all our active contracts was 15% to 25% of the TCV. The level of prepayments we receive from customers may fluctuate over time as we continue to scale our operations and evolve our go-to-market strategy, customer base, and the use cases for our platform. Moreover, any changes in the timing or level of customer payments, including prepayments, would impact our cash flows. Furthermore, scaling our operations and evolving our go-to-market strategy may take more time and require more effort to implement than anticipated and may have results that are difficult to predict which could result in decreased revenue from our customers. Our business and pricing models have not been fully proven, and we have only a limited operating history with our current business and pricing models to evaluate our business and future prospects, which subjects us to a number of uncertainties, including our ability to plan for and model future growth. Moreover, our historical revenue growth should not be considered indicative of our future performance.

If we are unable to attract new customers, retain existing customers, and/or expand sales of our platform, solutions, and services to such customers, we may not achieve the growth we expect, which would adversely affect our business, operating results, financial condition, and future prospects.

In order to grow our business, we must continue to attract new customers in a cost-effective manner and enable these customers to realize the benefits associated with our platform. We may experience difficulties demonstrating to customers the value of our platform and any new solutions and services that we offer. As we develop and introduce new solutions and services and add new and upgraded components of our platform (such as next-generation NVIDIA GPUs), we face the risk that customers may not value or be willing to adopt these newer offerings, and may forgo adopting one or more newer generations of our existing offerings. Regardless of the improved features or superior performance of the newer offerings, customers may be unwilling to adopt our platform due to design or pricing constraints, among other reasons. Even if customers choose to adopt our platform or new solutions and services that we develop, they may be slow to do so. Because of the extensive time and resources that we invest in research and development, if we are unable to sell new solutions and services, our revenue may decline and our business, operating results, financial condition, and future prospects could be negatively affected. Historically, we have used an internal sales team that is focused on responding to inbound inquiries, outbound prospecting targeting specific customers, expanding sales of our platform to existing customers, and expanding our revenue in specific markets to drive revenue growth. If our sales team is not successful at growing our customer base, our future growth will be impacted.

In addition, we must persuade potential customers that our platform offers significant advantages over those of our competitors. As our market matures, our solutions and services evolve, and competitors introduce lower cost and/or differentiated solutions or services that are perceived to compete with our platform, our ability to maintain or expand sales of our platform, solutions, and services could be impaired. Even if we do attract new customers, the cost of new customer acquisition, implementation of our platform, and ongoing customer support may prove higher than anticipated, thereby adversely impacting our profitability.

Other factors, many of which are out of our control, may now or in the future impact our ability to retain existing customers, attract new customers, and expand sales of our platform, solutions, and services to such customers in a cost-effective manner, including:

•	potential customers’ commitments to existing solutions or services or greater familiarity or comfort with other solutions or services;

•	our ability to secure sufficient power for our platform and solutions;

•	decreased spending on specialized AI cloud infrastructure or AI or machine learning development generally;

•	deteriorating general economic and geopolitical conditions;

•	future governmental regulation, which could adversely impact growth of the AI sector;

•	negative media, industry, or financial analyst commentary regarding our platform, AI, and the identities and activities of some of our customers;

•	our ability to expand, retain, and motivate our sales, customer success, cloud operations, and marketing personnel;

•	our ability to obtain or maintain industry security certifications for our platform;

•	the perceived risk, commencement, or outcome of litigation; and

•	increased expenses associated with being a public company following this offering.

Some of our customer contracts are on-demand and based on our terms of service, which do not require our customers to commit to a specific contractual period, and which permit the customer to terminate their contracts or decrease usage of our services with limited notice. Any service terminations could cause our operating results to fluctuate from quarter to quarter. Our customer retention may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with the security, performance, and reliability of our platform, our prices and usage plans, our customers’ AI development and use and related budgetary restrictions, the perception that competitive solutions and services provide better or less expensive options, negative public perception of us or our customers, and deteriorating general economic conditions.

Our future financial performance also depends in part on our ability to expand sales of our platform, solutions, and services to our existing customers. In order to expand our commercial relationship with our customers, existing customers must decide that the increased cost associated with additional purchases of our platform, solutions, and services is justified by the additional functionality. Our customers’ decision whether to increase their purchase is driven by a number of factors, including customer satisfaction with the security, performance, and reliability of our platform, the functionality of any new solutions and services we may offer, general economic conditions, and customer reaction to our pricing model. If our efforts to expand our relationship with our existing customers are not successful, our business, operating results, financial condition, and future prospects may materially suffer.

If we are unable to successfully build, expand, and deploy our sales organization in a timely manner, or at all, or to successfully hire, retain, train, and motivate our sales personnel, our growth and long-term success could be adversely impacted.

We have grown, and may continue to grow, our direct sales force and our sales efforts have historically depended on the significant direct involvement of our senior management team, including Michael Intrator, our Chief Executive Officer, President, and Chairman of our board of directors. The successful execution of our strategy to increase our sales to existing customers, identify new potential customers, expand our customer base, and enter new U.S. and non-U.S. markets will depend, among other things, on our ability to successfully build and expand our sales organization and operations. We have and plan to continue to dedicate significant resources to sales and marketing programs and to expand our sales and marketing capabilities to target additional potential customers and achieve broader market adoption of our platform, but there is no guarantee that we will be successful in attracting and maintaining additional customers. Moreover, identifying, recruiting, training, and managing sales personnel requires significant time, expense, and attention, including from our senior management and other key personnel, which could adversely impact our business, operating results, financial condition, and future prospects in the short and long term.

In order to successfully scale our current top-down sales model and as AI use cases expand, we may need to increase the size of our direct sales force, both in the United States and outside of the United States, while preserving the cultural and mission-oriented elements of our company. If we do not hire a sufficient number of qualified sales personnel, our future revenue growth and business could be adversely impacted. It may take a significant period of time before our sales personnel are fully trained and productive, particularly in light of our current sales model, and there is no guarantee we will be successful in adequately training and effectively deploying our sales personnel. In addition, we have invested, and may need to continue investing, significant resources in our sales operations to enable our sales organization to run effectively and efficiently, including supporting sales strategy planning, sales process optimization, data analytics and reporting, and administering incentive compensation arrangements. Furthermore, hiring personnel in new countries requires additional setup and upfront costs that we may not recover if those personnel fail to achieve full productivity in a timely manner. Our business would be adversely affected if our efforts to build, expand, train, and manage our sales organization are not successful. We periodically make adjustments to our sales organization in response to market opportunities, competitive threats, management changes, product introductions or enhancements, acquisitions, sales performance, increases in sales headcount, cost levels, and other internal and external considerations. Any future sales organization changes may result in a temporary reduction of productivity, which could negatively affect our rate of growth. In addition, any significant change to the way we structure and implement the compensation of our sales organization may be disruptive or may not be effective and may affect our revenue growth. If we are unable to attract, hire, develop, retain, and motivate qualified sales personnel, if our new sales personnel are unable to achieve sufficient sales productivity levels in a reasonable period of time or at all, if our marketing programs are not effective or if we are unable to effectively build, expand, and manage our sales organization and operations, our sales and revenue may grow more slowly than expected or materially decline, and our business, operating results, financing condition, and future prospects may be significantly harmed.

If we do not or cannot maintain the compatibility of our platform with our customers’ existing technology, including third-party technologies that our customers use in their businesses, our business may be adversely affected.

The functionality and popularity of our platform depend, in part, on our ability to integrate our platform with our customers’ existing technology, including other third-party technologies that our customers use in their businesses. Our customers, or the third parties whose solutions and services our customers utilize, may change the features of their technologies, restrict our access to their technologies, or alter the terms governing use of their technologies in a manner that makes our platform incompatible with their technologies, and which would adversely impact our ability to service our customers. Such changes could functionally limit or prevent our ability to use these third-party technologies in conjunction with our platform, which would negatively affect adoption of our platform and harm our business. If we fail to integrate our platform with our customers’ technologies and with third-party technologies that our customers use, we may not be able to offer the functionality that our customers want or need, which could adversely impact our business.

If we are not able to maintain and enhance our brand, our business, operating results, financial condition, and future prospects may be adversely affected.

We believe that maintaining and enhancing our brand and our reputation is critical to continued market acceptance of our platform, our relationship with our existing customers and our ability to attract new customers. The successful promotion of our brand will depend on a number of factors, including our ability to continue to provide reliable solutions and services that continue to meet the needs of our customers at competitive prices, our ability to successfully differentiate our platform from those of competitors, and the effectiveness of our marketing efforts. Further, industry standards continue to evolve and there is no consensus around performance benchmarks applied to us and our competitors, which may impact our ability to promote our platform and our brand. Although we believe it is important for our growth, our brand promotion activities may not be successful or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, our business, operating results, financial condition, and future prospects may be harmed.

In addition, independent industry and research firms often evaluate our offerings and provide reviews of our platform, as well as the solutions and services of our competitors, and perception of our platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ solutions and services, our brand may be adversely affected. Our offerings may experience capacity and operational issues for a number of reasons that may or may not be related to the efficacy of our offerings in real world environments. To the extent potential customers, industry analysts, or research firms believe that the occurrence of capacity or computing issues is a flaw or indicates that our platform does not provide significant value, we may lose such potential customer opportunities, and our reputation, business, operating results, financial condition, and future prospects may be harmed.

As we expand our customer base, we may become further subject to counterparty credit risk, which would adversely impact our business, operating results, financial condition, and future prospects.

Although we currently generate the majority of our revenue from large, established customers in the AI industry, we intend to increase the number of our customers over time, including customers in their early stages and/or private companies who may have increased risk of insolvency, bankruptcy, or other issues impacting their creditworthiness. For example, in March 2025, we entered into a master services agreement with OpenAI, a private company, pursuant to which OpenAI has committed to pay us up to approximately $11.9 billion through October 2030. Our business is, and may in the future be, subject to the risks of non-payment and non-performance by these customers, which risk is heightened given that a substantial portion of our revenue is currently, and is expected for the foreseeable future to be, driven by a limited number of customers. We manage our exposure to credit risk through receipt of prepayments under our committed contracts, credit analysis and monitoring procedures, and may use letters of credit, prepayments, and guarantees. However, these procedures and policies cannot fully eliminate customer credit risk, and to the extent our policies and procedures prove to be inadequate, it could negatively affect our business, operating results, financial condition, and future prospects. In addition, some of our customers may be highly leveraged and subject to their own operating and regulatory risks and, even if our credit review and analysis mechanisms work properly, we may experience risks of non-payment and non-performance in our dealings with such parties. In such event, we may remain responsible for expenditures for components, infrastructure, and data center leases and build-outs, as well as related financing that we have undertaken for which we may not receive corresponding revenue. We do not currently maintain credit insurance to insure against customer credit risk. If our customers fail to fulfill their contractual obligations, it may have an adverse effect on our business, operating results, financial condition, and future prospects.

Our long-term success depends, in part, on our ability to expand the sale of our platform to customers located outside of the United States and our current, and any further, expansion of our international operations exposes us to risks that could have a material adverse effect on our business, operating results, financial condition, and future prospects.

We generate a small portion of our revenue outside of the United States, and conduct our business activities in various foreign countries, where we have limited experience, where the challenges of conducting our business can be significantly different from those we have faced in more developed markets and where business practices may create internal control risks including:

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slower than anticipated demand for AI and machine learning solutions offered by existing and potential customers outside the United States and slower than anticipated adoption of specialized AI cloud-based infrastructures by international businesses;

•	fluctuations in foreign currency exchange rates, which could add volatility to our operating results;

•	limitations within our debt agreements that may restrict our ability to make investments in our foreign subsidiaries;

•	new, or changes in, regulatory requirements, including with respect to AI;

•	tariffs, export and import restrictions, restrictions on foreign investments, sanctions, and other trade barriers or protection measures;

•	exposure to numerous, increasing, stringent (particularly in the European Union), and potentially inconsistent laws and regulations relating to privacy, data protection, and information security;

•	costs of localizing our platform;

•	lack of acceptance of localized solutions and services;

•	the need to make significant investments in people, solutions, and infrastructure, typically well in advance of revenue generation;

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challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs;

•	difficulties in maintaining our corporate culture with a dispersed and distant workforce;

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treatment of revenue from international sources, evolving domestic and international tax environments, and other potential tax issues, including with respect to our corporate operating structure and intercompany arrangements;

•	different or weaker protection of our intellectual property, including increased risk of theft of our proprietary technology and other intellectual property;

•	economic weakness or currency-related disparities or crises;

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compliance with multiple, conflicting, ambiguous or evolving governmental laws and regulations, including employment, tax, data privacy, anti-corruption, import/export, antitrust, data transfer, storage and protection, and industry-specific laws and regulations, including regulations related to AI;

•	generally longer payment cycles and greater difficulty in collecting accounts receivable;

•	our ability to adapt to sales practices and customer requirements in different cultures;

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the lack of reference customers and other marketing assets in regional markets that are new or developing for us, as well as other adaptations in our market generation efforts that we may be slow to identify and implement;

•	dependence on certain third parties, including third-party data center facility providers;

•	natural disasters, acts of war, terrorism, or pandemics, including the armed conflicts in the Middle East and Ukraine and tensions between China and Taiwan;

•	actual or perceived instability in the global banking system;

•	cybersecurity incidents;

•	corporate espionage; and

•	political instability and security risks in the countries where we are doing business and changes in the public perception of governments in the countries where we operate or plan to operate.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense.

Our go-to-market approach currently focuses on a top-down sales model to drive demand and pipeline from the large AI labs and AI enterprises. Sales to such customers involves longer and more unpredictable sales cycles. Customers often view the purchase of our platform as a significant strategic decision and, as a result, frequently require considerable time to evaluate, test, and qualify our platform prior to entering into or expanding a relationship with us. Large enterprises in particular, often undertake a significant evaluation process that further lengthens our sales cycle.

Our direct sales team develops relationships with our customers, and works on account penetration, account coordination, sales, and overall market development. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce a sale. Cloud infrastructure capacity purchases are frequently subject to budget constraints, multiple approvals, and unanticipated administrative, processing, and other delays. As a result, it is difficult to predict whether and when a sale will be completed. The failure of our efforts to secure sales after investing resources in a lengthy sales process would adversely affect our business, operating results, financial condition, and future prospects.

The sales prices of our offerings may decrease, which may reduce our margins and adversely affect our business, operating results, financial condition, and future prospects.

We have limited experience with respect to determining the optimal prices for our platform. As the market for cloud infrastructure and AI and machine learning solutions mature, or as new competitors introduce new infrastructure solutions or services that are similar to or compete with ours, we may be unable to effectively optimize our prices through increases or decreases or attract new customers at our offered prices or based on the same pricing model as we have used historically. Further, competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse offerings may reduce the price of any offerings that compete with ours or may bundle them with other solutions and services. This could lead customers to demand greater price concessions or additional functionality at the same price levels. As a result, in the future we may be required to reduce our prices or provide more features and services without corresponding increases in price, which would adversely affect our business, operating results, financial condition, and future prospects.

Existing and future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value, and adversely affect our business, operating results, financial condition, and future prospects.

As part of our business strategy, we have in the past and expect to continue to make investments in and/or acquire complementary companies, services, products, technologies, or talent. We have also invested, including in the form of providing computing services, in certain privately held companies, and we may not realize a return on these investments. All of our acquisitions and venture investments are subject to a risk of partial or total loss of investment capital. Our ability as an organization to acquire and integrate other companies, services, or technologies in a successful manner is not guaranteed.

In the future, we may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. Our due diligence efforts may fail to identify all of the challenges, problems, liabilities, or other shortcomings involved in an acquisition. Further, current and future changes to the U.S. and foreign regulatory approval process and requirements related to acquisitions may cause approvals to take longer than anticipated, not be forthcoming or contain burdensome conditions, which may prevent the transaction or jeopardize, delay or reduce the anticipated benefits of the transaction, and impede the execution of our business strategy. If we do complete acquisitions, we may not ultimately strengthen our competitive position or ability to achieve our business objectives, and any acquisitions we announce or complete could be viewed negatively by our customers or investors. For example, in February 2025, we entered into a definitive agreement to acquire Weights & Biases, an AI developer platform. The transaction is subject to customary closing conditions, including regulatory approvals. There can be no assurance that any or all such approvals will be obtained. We will not control Weights & Biases until completion of the acquisition, and the business and results of operations of Weights & Biases may be adversely affected by events that are outside of our control during the interim period.

In addition, if we are unsuccessful at integrating existing and future acquisitions, or the technologies and personnel associated with such acquisitions, including our pending acquisition of Weights & Biases, into our company, the business, operating results, financing condition, and future prospects of the combined company could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, causing unanticipated write-offs or accounting (including goodwill) charges. Additionally, integrations could take longer than expected, or if we move too quickly in trying to integrate an acquisition, strategic investment, partnership, or other alliance, we may fail to achieve the desired efficiencies.

We have, and may in the future have, to pay cash, incur debt, issue equity securities or provide computing services, to pay for any such acquisition, each of which could adversely affect our financial condition and the market price of our Class A common stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders, which, depending on the size of the acquisition, may be significant. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

Furthermore, our ability to make acquisitions and finance acquisitions through the sale of equity or issuance of debt is limited by certain restrictions contained in our debt agreements.

Additional risks we may face in connection with acquisitions include:

•	diversion of management’s time and focus from operating our business to addressing acquisition integration challenges;

•	the inability to coordinate research and development and sales and marketing functions;

•	the inability to integrate solution and service offerings;

•	retention of key employees from the acquired company;

•	changes in relationships with strategic partners or the loss of any key customers or partners as a result of acquisitions or strategic positioning resulting from the acquisition;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, customer relationship management, management information, human resources, and other administrative systems;

•	the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked sufficiently effective controls, procedures, and policies;

•	unexpected security risks or higher than expected costs to improve the security posture of the acquired company;

•	higher than expected costs to bring the acquired company’s IT infrastructure up to our standards;

•	additional legal, regulatory, or compliance requirements;

•	financial reporting, revenue recognition, or other financial or control deficiencies of the acquired company that we do not adequately address and that cause our reported results to be incorrect;

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liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities;

•	failing to achieve the expected benefits of the acquisition or investment; and

•	litigation or other claims in connection with the acquired company, including claims from or against terminated employees, customers, current and former stockholders, or other third parties.

Our failure to address these risks or other problems encountered in connection with acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally.

Our estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. Even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all. Further, if AI is not broadly adopted by enterprises to the extent we expect, or if new use cases do not arise, then our opportunity may be smaller than we expect.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable customers covered by our market opportunity estimates will purchase our platform at all or generate any particular level of revenue for us. Any expansion in the markets in which we operate depends on a number of factors, including the cost, performance, and perceived value associated with our platform and those of our competitors. Even if the markets in which we compete meet the size estimates and growth forecast, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, our forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

We have in the past, and may in the future, enter into collaborations or strategic alliances with third parties. If we are unsuccessful in establishing or maintaining strategic relationships with these third parties or if these third parties fail to deliver certain operational services, our business, operating results, financial condition, and future prospects could be adversely affected.

We have in the past, and may in the future, enter into collaborations or strategic alliances with third parties in connection with the development, operation, and enhancements to our platform and the provision of our solutions and services. Identifying strategic relationships with third parties, and negotiating and documenting relationships with them, may be time-consuming and complex and may distract management. Moreover, we may be delayed, or may not be successful, in achieving the objectives that we anticipate as a result of such strategic relationships. In evaluating counterparties in connection with collaborations or strategic alliances, we consider a wide range of economic, legal, and regulatory criteria depending on the nature of such relationship, including the counterparties’ reputation, operating results, and financial condition, operational ability to satisfy our and our customers’ needs in a timely manner, efficiency and reliability of systems, certifications costs to us or to our customers, and licensure and compliance status. Despite this evaluation, third parties may still not meet our or our customers’ needs which may adversely affect our ability to deliver solutions and services to customers and may adversely impact our business, operating results, financial condition, and future prospects. Counterparties to any strategic relationship may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals, and may subject us to additional risks to the extent such third party becomes the subject of negative publicity, faces its own litigation or regulatory challenges, or faces other adverse circumstances. Conflicts may arise with our strategic partners, such as the interpretation of significant terms under any agreement, which may result in litigation or arbitration which would increase our expenses and divert the attention of our management. If we are unsuccessful in establishing or maintaining strategic relationships with third parties, our ability to compete or to grow our revenue could be impaired and our business, operating results, financial condition, and future prospects could be adversely affected.

The anticipated benefits of potential joint ventures may not be fully realized or take longer to realize than expected. In addition, our joint venture investments could expose us to risks and liabilities in connection with the formation of the new joint ventures, the operation of such joint ventures without sole decision-making authority, and our reliance on joint venture partners who may have economic and business interests that are inconsistent with our business interests.

We may enter into joint ventures in the future, including to develop and operate data centers. Certain sites that are intended to be utilized in joint ventures require investment for development. The success of these joint ventures will also depend, in part, on the successful development of the data center sites, and we may not realize all of the anticipated benefits. Such development may be more difficult, time-consuming, or costly than expected and could result in increased costs, decreases in the amount of expected revenues, and diversion of management’s time and energy, which could materially impact our business, operating results, financial condition, and future prospects. Additionally, if it is determined these sites are no longer desirable for the joint ventures, we would need to adapt such sites for other purposes.

The success of any joint ventures will depend, in part, on the successful relationship between us and our joint venture partners. A failure to successfully partner, or a failure to realize our expectations for the joint ventures, including any contemplated exit strategy from a joint venture, could materially impact our business, operating results, financial condition, and future prospects. These joint ventures could also be negatively impacted by inflation, supply chain issues, an inability to obtain financing on favorable terms or at all, an inability to fill the data center sites with customers as planned, and development and construction delays.

Further, in the future, we may co-invest with other third parties through partnerships, joint ventures, or other entities in the future. These joint ventures could result in our acquisition of non-controlling interests in, or shared responsibility for, managing the affairs of a property or portfolio of properties, partnership, joint venture, or other entity. We may be subject to additional risks, including:

•	we may not have the right to exercise sole decision-making authority regarding the properties, partnership, joint venture, or other entity;

•	if our partners become bankrupt or fail to fund their share of required capital contributions, we may choose to or be required to contribute such capital;

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our partners may have economic, tax, or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our interests or objectives;

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our joint venture partners may take actions that are not within our control, which could require us to dispose of the joint venture asset or purchase the partner’s interests or assets at an above-market price;

•	our joint venture partners may take actions unrelated to our business agreement but which reflect poorly on us because of our joint venture relationship;

•	disputes between us and our partners may result in litigation or arbitration that would increase our expenses and prevent our management from focusing their time and effort on our day-to-day business;

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we may in certain circumstances be liable for the actions of our third-party partners or guarantee all or a portion of the joint venture’s liabilities, which may require us to pay an amount greater than its investment in the joint venture;

•	we may need to change the structure of an established joint venture or create new complex structures to meet our business needs or the needs of our partners which could prove challenging; and

•	a joint venture partner’s decision to exit the joint venture may not be at an opportune time for us or in our business interests.

Each of these factors may result in returns on these investments being less than we expect or in losses, and business, operating results, financial condition, and future prospects may be adversely affected.

Future acquisitions could include real property and subject us to the general risks associated with the ownership of real property.

We currently lease all of our data centers and office locations. However, we could in the future make acquisitions that include real property, which would most likely be one or more data centers. As a result of any such acquisition, we would directly own real property and become subject to the general risks associated with the ownership of real property, including:

•	changes in governmental laws and regulations, including the Americans with Disabilities Act and zoning ordinances, and the related costs of compliance;

•	increased upfront costs of purchasing real property;

•	the ongoing need for repair, maintenance and capital improvements;

•	natural disasters, including earthquakes, floods and other natural disasters, and acts of war or terrorism;

•	general liability, property and casualty losses, some of which may be uninsured;

•	liabilities for clean-up of undisclosed environmental contamination; and

•	liabilities incurred in the ordinary course of business.

If negative publicity arises with respect to us, our employees, our third-party suppliers, service providers, or our partners, our business, operating results, financial condition, and future prospects could be adversely affected, regardless of whether the negative publicity is true.

Negative publicity about our company or our platform, solutions, or services, even if inaccurate or untrue, could adversely affect our reputation and the confidence in our platform, solutions, or services, which could harm our business, operating results, financial condition, and future prospects. Harm to our reputation can also arise from many other sources, including employee misconduct, which we have experienced in the past, and misconduct by our partners, consultants, suppliers, and outsourced service providers. Additionally, negative publicity with respect to our partners or service providers could also affect our business, operating results, financial condition, and future prospects to the extent that we rely on these partners or if our customers or prospective customers associate our company with these partners.

Our ability to maintain customer satisfaction depends in part on the quality of our customer support and cloud operations services. Our failure to maintain high-quality customer support and cloud operations services could have an adverse effect on our business, operating results, financial condition, and future prospects.

We believe that the successful use of our platform requires a high level of support and engagement for many of our customers. In order to deliver appropriate customer support and engagement, we must successfully assist our customers in deploying and continuing to use our platform, resolve performance issues, address interoperability challenges with the customers’ existing IT infrastructure, and respond to security threats and cyber-attacks and performance and reliability problems that may arise from time to time. Increased demand for customer support and cloud operations services, without corresponding increases in revenue, could increase our costs and adversely affect our business, operating results, financial condition, and future prospects.

Furthermore, there can be no assurance that we will be able to hire sufficient support personnel as and when needed, particularly if our sales exceed our internal forecasts. We expect to increase the number of our customers, and that growth may put additional pressure on our customer support and cloud operations services teams. Our customer support and cloud operations services teams may need additional personnel to respond to customer demand. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for services. To the extent that we are unsuccessful in hiring, training, and retaining adequate support resources, our ability to provide high-quality and timely support to our customers will be negatively impacted, and our customers’ satisfaction and their purchase of our infrastructure could be adversely affected.

In addition, as we continue to grow our operations and expand outside of the United States, we need to be able to provide efficient services that meet our customers’ needs globally at scale, and our customer support and cloud operations services teams may face additional challenges, including those associated with operating the platforms and delivering support, training, and documentation in languages other than English and providing services across expanded time-zones. If we are unable to provide efficient customer support services globally at scale, our ability to grow our operations may be harmed, and we may need to hire additional services personnel which could increase our expenses, and negatively impact our business, financial condition, operating results, and future prospects.

Risks Related to our People

We rely on our management team and other key employees and will need additional personnel to grow our business, and the loss of one or more key employees or our inability to attract and retain qualified personnel, including members of our board of directors, could harm our business.

Our future success is dependent, in part, on our ability to hire, integrate, train, manage, retain, and motivate the members of our management team and other key employees throughout our organization as well as members of our board of directors. The loss of key personnel, particularly Michael Intrator, our Chief Executive Officer, President, and Chairman of our board of directors, Brian Venturo, our Chief Strategy Officer, and Brannin McBee, our Chief Development Officer, as well as certain of our key marketing, sales, finance, support, network development, people team, or technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business.

Competition for highly skilled personnel is intense, especially in the New York City, San Francisco Bay, and Seattle areas where we have a substantial presence and need for highly skilled personnel, and we may not be successful in hiring or retaining qualified personnel to fulfill our current or future needs. More generally, the technology industry, and the cloud infrastructure industry more specifically, is also subject to substantial and continuous competition for engineers with high levels of experience in designing, developing, and managing infrastructure and related services. Moreover, the industry in which we operate generally experiences high employee attrition. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. For example, in recent years, recruiting, hiring, and retaining employees with expertise in the AI computing industry has become increasingly difficult as the demand for AI computing infrastructure has increased as a result of the increase in AI and machine learning development, deployment, and demand. We may be required to provide more training to our personnel than we currently anticipate. Further, labor is subject to external factors that are beyond our control, including our industry’s highly competitive market for skilled workers and leaders, cost inflation, overall macroeconomics, and workforce participation rates. Should our competitors recruit our employees, our level of expertise and ability to execute our business plan would be negatively impacted.

Additionally, many of our key personnel are, or will soon be, vested in a substantial number of shares of our common stock, RSUs, or stock options. Employees may be more likely to terminate their employment with us if the shares they own or the shares underlying their vested RSUs or options have significantly appreciated in value relative to the original purchase prices of the shares, exercise price of the options, or grant date values of the RSUs, or, conversely, if the exercise price of the options that they hold are significantly above the trading price of our Class A common stock.

Moreover, many of the companies with which we compete for experienced personnel have greater resources than we have. Our competitors also may be successful in recruiting and hiring members of our management team, sales team, or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. We have in the past, and may in the future, be subject to allegations that employees we hire have been improperly solicited, or that they have divulged proprietary or other confidential information or that their former employers own such employees’ inventions or other work product, or that they have been hired in violation of non-compete provisions or non-solicitation provisions.

In addition, job candidates and existing employees often consider the value of the equity awards and other compensation they receive in connection with their employment. If the perceived value of our compensatory package declines or is subject to significant value fluctuations, it may adversely affect our ability to attract and retain highly skilled employees. We may also change the composition of our compensation package to employees, including the amount or ratio of cash and equity compensation. Any increases to the amount of cash compensation will increase our cash expenditures, which may impact our business, operating results, financial condition, and future prospects. Further, our competitors may be successful in recruiting and hiring members of our management team or other key employees as well as directors, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. In recent years, the increased availability of hybrid or remote working arrangements has expanded the pool of companies that can compete for our employees and employment candidates. We have entered into offer letters with certain of our key employees, however these agreements are on an “at-will” basis, meaning they are able to terminate their employment with us at any time and we do not have employment agreements with all of our key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be severely harmed.

We believe that our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.

We believe that our corporate culture has been, and will continue to be, a key contributor to our success. If we do not continue to maintain our corporate culture, which includes our focus on our customers, as we grow and evolve, including as we continue to grow in headcount, it could harm our ability to foster the drive, innovation, inclusion, creativity, and teamwork that we believe is important to support our growth. As we implement more complex organizational structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture, which could negatively impact our future success.

Risks Related to Our Intellectual Property

Failure to obtain, maintain, protect, or enforce our intellectual property and proprietary rights could enable others to copy or use aspects of our platform without compensating us, which could harm our brand, business, operating results, financial condition, and future prospects.

We rely on a combination of trademark, copyright, trade secret, patent, unfair competition, and other related laws in the United States and internationally, as well as confidentiality agreements and contractual provisions with our customers, third-party manufacturing partners, joint venture partners, employees, and consultants to protect our technology and intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our platform or obtain and use information that we regard as proprietary. In particular, we are unable to predict or assure that:

•	our intellectual property rights will not lapse or be invalidated, circumvented, challenged, or, in the case of third-party intellectual property rights licensed to us, be licensed to others;

•	our intellectual property rights will provide competitive advantages to us;

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rights previously granted by third parties to intellectual property licensed or assigned to us, including portfolio cross-licenses, will not hamper our ability to assert our intellectual property rights or hinder the settlement of currently pending or future disputes;

•	any of our pending or future trademark or patent applications will be issued or have the coverage originally sought;

•	we will be able to enforce our intellectual property rights in certain jurisdictions where competition is intense or where legal protection may be weak; or

•	we have sufficient intellectual property rights to protect our solutions and services or our business.

We customarily enter into confidentiality or license agreements with our employees, consultants, vendors, and customers, and make significant efforts to limit access to and distribution of our proprietary information. However, such agreements may not be enforceable in full or in part in all jurisdictions and any breach could negatively affect our business and our remedy for such breach may be limited. The contractual provisions that we enter into may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Lastly, the measures we employ to limit the access and distribution of our proprietary information may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property. As such, we cannot guarantee that the steps taken by us will prevent infringement, violation, or misappropriation of our technology.

We pursue the registration of our trademarks, service marks, patents, and domain names in the United States and in certain foreign jurisdictions. These processes are expensive and may not be successful in all jurisdictions or for every such application, and we may not pursue such protections in all jurisdictions that may be relevant, for all our goods or services or in every class of goods and services in which we operate. As such, policing unauthorized use of our technology or platform is difficult. Additionally, we may not be able to obtain, maintain, protect, exploit, defend, or enforce our intellectual property rights in every foreign jurisdiction in which we operate. For example, effective trade secret protection may not be available in every country in which our platform is available or where we have employees or independent contractors. The loss of trade secret protection could make it easier for third parties to compete with our platform by copying functionality. Any changes in, or unexpected interpretations of, the trade secret and employment laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. In addition, we believe that the protection of our trademark rights is an important factor in product recognition, protecting our brand and maintaining goodwill and if we do not adequately protect our rights in trademarks from infringement, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. The legal systems of certain countries do not favor the enforcement of trademarks trade secrets, and other intellectual property and proprietary protection, which could make it difficult for us to stop the infringement, misappropriation, dilution, or other violation of our intellectual property or marketing of competing platforms, solutions, or services in violation of our intellectual property rights generally. Any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our intellectual property rights. If we fail to maintain, protect and enhance our intellectual property rights, our business, operating results, financial condition, and future prospects may be harmed.

In addition, defending our intellectual property rights through litigation might entail significant expense. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results, financial condition, and future prospects. If we are unable to protect our proprietary rights, we could find ourselves at a competitive disadvantage to others who need not incur the additional expense, time, and effort required to create our platform and other innovative offerings that have enabled us to be successful to date. Moreover, we may need to expend additional resources to defend our intellectual property rights in foreign countries, and our inability to do so could impair our business or adversely affect our international expansion.

Third parties may claim that our platform infringes, misappropriates, or otherwise violates their intellectual property rights, and such claims could be time-consuming or costly to defend or settle, result in the loss of significant rights, or harm our relationships with our customers or reputation in the industry.

Third parties have claimed, and may in the future claim, that our current or future offerings infringe their intellectual property rights, and such claims may result in legal claims against us, our third-party partners, and our customers. These claims may be time consuming, costly to defend or settle, damage our brand and reputation, harm our customer relationships, and create liability for us. Contractually, we are expected to indemnify our partners and customers for these types of claims. We expect the number of such claims (whether warranted or not) to increase, particularly as a public company with an increased profile and visibility, as the level of competition in our market grows, as the functionality of our offerings overlap with that of other cloud infrastructure companies, and as the volume of issued hardware and software patents and patent applications continues to increase. We generally agree in our customer and partner contracts to indemnify customers for certain expenses or liabilities they incur as a result of third-party intellectual property infringement claims associated with our platform. To the extent that any claim arises as a result of third-party technology we have licensed for use in our platform, we may be unable to recover from the appropriate third party any expenses or other liabilities that we incur.

Companies in the cloud infrastructure and technology industries, including some of our current and potential competitors, may own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, patent holding companies, non-practicing entities, and other adverse patent owners that are not deterred by our existing intellectual property protections have sought, and may in the future seek, to assert patent claims against us. From time to time, third parties, including certain of these leading companies, have invited us to license their patents and may, in the future, assert patent, copyright, trademark, or other intellectual property rights against us, our third-party partners, or our customers. We may in the future receive notices that claim we have misappropriated, misused, or infringed other parties’ intellectual property rights, and, to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims.

There may be third-party intellectual property rights that cover significant aspects of our technologies or business methods and assets. In the event that we engage software engineers or other personnel who were previously engaged by competitors or other third parties, we may be subject to claims that those personnel inadvertently or deliberately incorporate proprietary technology of third parties into our platform or have improperly used or disclosed trade secrets or other proprietary information. We may also in the future be subject to claims by our third-party manufacturing partners, employees, or contractors asserting an ownership right in our intellectual property as a result of the work they performed on our behalf. In addition, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to develop, market, and support potential offerings and platform enhancements, which could severely harm our business.

Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate, and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights, and may require us to indemnify our customers for liabilities they incur as a result of such claims. These claims could also result in our having to stop using technology found to be in violation of a third party’s rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. Alternatively, we could be required to develop alternative non-infringing technology, which could require significant time, effort, and expense, and may affect the performance or features of our platform. If we cannot license or develop alternative non-infringing substitutes for any infringing technology used in any aspect of our business, we would be forced to limit or stop sales of our platform and may be unable to compete effectively. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Any of these results would adversely affect our business, operating results, financial condition, and future prospects.

We license technology from third parties for the development of our solutions, and our inability to maintain those licenses could harm our business.

We currently incorporate, and will in the future incorporate, technology that we license from third parties, including software, into our offerings. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies become unreliable, unavailable, or fail to operate properly, we may not be able to secure adequate alternatives in a timely manner or at all, and our ability to offer our solutions and remain competitive in our market would be harmed. Further, licensing technologies from third parties exposes us to increased risk of being the subject of intellectual property infringement and vulnerabilities due to, among other things, our lower level of visibility into the development process with respect to such technology and the care taken to safeguard against risks. We cannot be certain that our licensors do not or will not infringe on the intellectual property rights of third parties or that our licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our platform. Some of our agreements with our licensors may be terminated by them for convenience, or otherwise provide for a limited term. If we are unable to continue to license technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or if we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell our platform containing or dependent on that technology would be limited, and our business, including our financial condition, cash flows, and operating results could be harmed.

Additionally, if we are unable to license technology from third parties, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner, or at all, and may require us to use alternative technology of lower quality or performance standards. This could limit or delay our ability to offer new or competitive offerings and increase our costs. Third-party software we rely on may be updated infrequently, unsupported, or subject to vulnerabilities that may not be resolved in a timely manner, any of which may expose our solutions to vulnerabilities. Any impairment of the technologies or of our relationship with these third parties could harm our business, operating results, financial condition, and future prospects.

Some of our technology incorporates “open-source” software, and failure to comply with the terms of the underlying open-source software licenses could adversely affect our business, results of operations, financial condition, and future prospects.

We use open-source software in our solutions and services and may continue to use open-source software in the future. Certain open-source licenses contain requirements that we make available source code for modifications or derivative works we create. If we combine our proprietary software with open-source software in a certain manner, we could, under certain open-source licenses, be required to release the source code of our proprietary software to the public on unfavorable terms or at no cost. Any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract may allow our competitors to create similar products with lower development effort and time and, ultimately, could result in a loss of sales for us.

The use and distribution of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code, which they are not typically required to maintain and update, and they can change the license terms on which they offer the open-source software. Although we believe that we have complied with our obligations under the applicable licenses for open-source software, it is possible that we may not be aware of all instances where open-source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open-source. We take steps to monitor our use of open-source software in an effort both to comply with the terms of the applicable open-source licenses and to avoid subjecting our platform to conditions we do not intend, but there are risks associated with use of open-source software that cannot be eliminated and could negatively affect our business. We rely on multiple software programmers to design our proprietary software and, while we take steps to vet software before it is incorporated into our proprietary software and monitor the software incorporated into our proprietary software, we cannot be certain that our programmers have not incorporated open-source software into our proprietary software that we intend to maintain as confidential or that they will not do so in the future. In addition, the wide availability of source code used in our offerings could expose us to security vulnerabilities. Such use, under certain circumstances, could materially adversely affect our business, operating results, financial condition, and future prospects, as well as our reputation, including if we are required to take remedial action that may divert resources away from our development efforts.

On occasion, companies that use open-source software have faced claims challenging their use of open-source software or compliance with open-source license terms. There is evolving legal precedent for interpreting the terms of certain open-source licenses, including the determination of which works are subject to the terms of such licenses. The terms of many open-source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in ways that could impose unanticipated conditions or restrictions on our ability to commercialize any offerings incorporating such software. Moreover, we cannot ensure that our processes for controlling our use of open-source software in our platform will be effective. From time to time, we may face claims from third parties asserting ownership of, or demanding release of, the open-source software or derivative works that we developed using such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open-source license. These claims, regardless of validity, could result in time consuming and costly litigation, divert management’s time and attention away from developing the business, expose us to customer indemnity claims, or force us to disclose source code. Litigation could be costly for us to defend, result in paying damages, entering into unfavorable licenses, have a negative effect on our business, operating results. financial condition, and future prospects, or cause delays by requiring us to devote additional research and development resources to change our solution.

Risks Related to Legal and Regulatory Matters

We are subject to laws and regulations, including governmental export and import controls, sanctions, and anti-corruption laws, that could impair our ability to compete in our markets and subject us to liability if we are not in full compliance with applicable laws.

We are subject to laws and regulations, including governmental export and import controls, that could subject us to liability or impair our ability to compete in our markets. Our platform and related technology are subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations (also known as “EAR”), and we and our employees, representatives, contractors, agents, intermediaries, and other third parties are also subject to various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control and other U.S. government agencies. Changes to sanctions and export or import restrictions in the jurisdictions in which we operate could further impact our ability to do business in certain parts of the world and to do business with certain persons and entities, which could adversely affect our business, operating results, financial condition, and future prospects. In particular, we are continuing to monitor recent and forthcoming developments in export controls with respect to the semiconductor industry and their impact on our sourcing of equipment for our computing infrastructure. In addition, we are monitoring the January 29, 2024 proposed rule from the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”), which if implemented as proposed, would impose requirements on Infrastructure-as-a-Service providers and their foreign resellers to verify the identity and beneficial ownership of foreign person customers and to perform related reporting to BIS, as well as provide BIS authority to restrict certain IaaS transactions with foreign persons. While we have implemented certain procedures to facilitate compliance with applicable laws and regulations, we cannot ensure that these procedures are fully effective or that we, or third parties who we do not control, have complied with all laws or regulations in this regard. Failure by our employees, representatives, contractors, partners, agents, intermediaries, or other third parties to comply with applicable laws and regulations also could have negative consequences to us, including reputational harm, government investigations, loss of export privileges and penalties. Changes in our platform, and changes in or promulgation of new export and import regulations, may create delays in the introduction of our platform into international markets, prevent our customers with international operations from deploying our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased sales of our platform, solutions, and services, or in our decreased ability to export or sell our platform, to existing or potential customers with international operations. Any decreased sales of our platform, solutions, and services or limitation on our ability to export or sell our platform would adversely affect our business, operating results, financial condition, and future prospects.

We are also subject to the United States Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), the United Kingdom Bribery Act 2010 (the “Bribery Act”), and other anti-corruption, sanctions, anti-bribery, anti-money laundering, and similar laws in the United States and other countries in which we conduct activities. Anti-corruption and anti-bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees, agents, intermediaries, and other third parties from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the public, and in certain cases, private sector. We leverage third parties, including intermediaries and agents, to conduct our business in the United States and abroad, to sell our platform. We and these third parties may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, partners, agents, intermediaries, and other third parties, even if we do not explicitly authorize such activities. We cannot ensure that our policies and procedures to address compliance with FCPA, the Bribery Act, and other anti-corruption, sanctions, anti-bribery, anti-money laundering, and similar laws, will be effective, or that all of our employees, representatives, contractors, partners, agents, intermediaries, or other third parties have not taken, or will not take actions, in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, severe criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from U.S. government contracts, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage, and other consequences. Any investigations, actions, or sanctions could harm our reputation, business, operating results, financial condition, and future prospects.

We are subject to laws, regulations, and industry requirements related to data privacy, data protection and information security, and user protection across different markets where we conduct our business and such laws, regulations, and industry requirements are constantly evolving and changing. Any actual or perceived failure to comply with such laws, regulations, and industry requirements, or our privacy policies, could harm our business.

Various local, state, federal, and international laws, directives, and regulations apply to our collection, use, retention, protection, disclosure, transfer, and processing of personal information. These data protection and privacy laws and regulations are subject to uncertainty and continue to evolve in ways that could adversely impact our business. These laws have a substantial impact on our operations both in the United States and internationally and compliance with new and existing laws may result in significant costs due to implementation of new processes, which could ultimately hinder our ability to grow our business by extracting value from our data assets.

In the United States, state and federal lawmakers and regulatory authorities have increased their attention on the collection and use of user data. For example, in California, the California Consumer Privacy Act of 2018 (as amended, the “CCPA”) requires companies that hit certain broad revenue or data processing related thresholds to, among other things, provide new disclosures to California users, and affords such users new privacy rights such as the ability to opt-out of certain processing of personal information and expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is collected, used, and shared. The CCPA provides for civil penalties for violations, as well as a private right of action for security breaches that may increase security breach litigation. In addition, other states have enacted laws that contain obligations similar to the CCPA that have taken effect or will take effect in coming years and many others continue to propose similar laws, or are considering proposing similar laws. We cannot fully predict the impact of recently proposed or enacted laws or regulations on our business or operations, but compliance may require us to modify our data processing practices and policies incurring costs and expense. Further, to the extent multiple state-level laws are introduced with inconsistent or conflicting standards, it may require costly and difficult efforts to achieve compliance with such laws. Our failure or perceived failure to comply with state or federal privacy laws or regulations passed in the future could have a material adverse effect on our business, including how we use personal information, our business, operating results, financial condition, and future prospects and could expose us to regulatory investigations or possible fines.

Additionally, many foreign countries and governmental bodies, including the European Union, United Kingdom, Canada, and other jurisdictions in which we operate or conduct our business, have laws and regulations concerning the collection, use, processing, storage, and deletion of personal data obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the United States. Such laws and regulations may require companies to implement new privacy and security policies, permit individuals to access, correct, and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, require that certain types of data be retained on local servers within these jurisdictions, and, in some cases, obtain individuals’ affirmative opt-in consent to collect and use personal information for certain purposes. The increased focus on data sovereignty and data localization requirements around the world could also impact our business model with respect to the storage, management, and transfer of data.

We are subject to the European Union’s General Data Protection Regulation and the United Kingdom’s General Data Protection Regulation (collectively, the “GDPR”), which comprehensively regulate our use of personal data, including cross-border transfers of personal data out of the European Economic Area (“EEA”) and the U.K. The GDPR imposes stringent privacy and data protection requirements, and could increase the risk of non-compliance and the costs of providing our services in a compliant manner. A breach of the GDPR could result in regulatory investigations, reputational damage, fines and sanctions, orders to cease or change our processing of our data, enforcement notices, or assessment notices (for a compulsory audit). For example, if regulators assert that we have failed to comply with the GDPR, we may be subject to fines. Since we are subject to the supervision of relevant data protection authorities under multiple legal regimes (including separately in both the EU and the UK), we could be fined under those regimes independently in respect of the same breach. We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.

The GDPR prohibits transfers of personal data from the EEA or U.K. to countries not formally deemed adequate by the European Commission or the U.K. Information Commission Office, respectively, including the United States, unless a particular compliance mechanism (and, if necessary, certain safeguards) is implemented. The mechanisms that we and many other companies, including our customers, rely upon for European and U.K. data transfers (for example, Standard Contractual Clauses or the EU-US Data Privacy Framework) are the subject of legal challenge, regulatory interpretation, and judicial decisions by the Court of Justice of the European Union. The suitability of Standard Contractual Clauses for data transfer in some scenarios has recently been the subject of legal challenge, and while the United States and the European Union reached agreement on the EU-US Data Privacy Framework (and similar agreements were reached with respect to the U.K.), there are legal challenges to that data transfer mechanism as well. We expect the legal complexity and uncertainty regarding international personal data transfers to continue, and as the regulatory guidance and enforcement landscape in relation to data transfers continues to develop, we could suffer additional costs, complaints, and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we may have to implement alternative data transfer mechanisms under the GDPR and/or take additional compliance and operational measures; and/or it could otherwise affect the manner in which we provide our services, and could adversely affect our business, operating results, financial condition, and future prospects.

We are also subject to evolving U.S., E.U., and UK privacy laws governing cookies, tracking technologies, and e-marketing. In the United States, plaintiffs are increasingly making use of existing laws such as the California Invasion of Privacy Act to litigate use of tracking technologies. In the European Union, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem. In the European Union, informed consent, including a prohibition on pre-checked consents and a requirement to ensure separate consents for each cookie, is required for the placement of a non-essential cookie or similar technologies on a user’s device and for direct electronic marketing. As regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, negatively impact our efforts to understand users, adversely affect our margins, increase costs, and subject us to additional liabilities.

There is a risk that as we expand, we may assume liabilities for breaches experienced by the companies we acquire. Additionally, there are potentially inconsistent world-wide government regulations pertaining to data protection and privacy. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection, and information security, it is possible that our practices, offerings, or platform could fail, or be alleged to fail to meet applicable requirements. For instance, there are changes in the regulatory landscape relating to new and evolving technologies, such as generative AI. Changes to existing regulations, their interpretation or implementation, or new regulations could impede any potential use or development of AI Technologies, which could impair our competitive position and result in an adverse effect on our business, operating results, financial condition, and future prospects. Our failure, or the failure by our third-party providers or partners, to comply with applicable laws or regulations and to prevent unauthorized access to, or use or release of personal information, or the perception that any of the foregoing types of failure has occurred, even if unfounded, could subject us to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, severe criminal, or civil sanctions, damage our reputation, or result in fines or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, operating results, financial condition, and future prospects.

Our business is subject to a wide range of laws and regulations, and our failure to comply with those laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local, and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety and environmental laws, including those related to energy usage and energy efficiency requirements, privacy and data protection laws, AI, financial services laws, anti-bribery laws, sanctions, national security, import and export controls, anti-boycott, federal securities laws, and tax laws and regulations.

For example, governmental authorities have in the past sought to restrict data center development based on environmental considerations and have imposed moratoria on data center development, citing concerns about energy usage, requiring new data centers to meet energy efficiency requirements. We may face higher costs from any laws requiring enhanced energy efficiency measures, changes to cooling systems, caps on energy usage, land use restrictions, limitations on back-up power sources, or other environmental requirements.

In certain foreign jurisdictions, these regulatory requirements may be more stringent than those in the United States. These laws and regulations are subject to change over time and thus we must continue to monitor and dedicate resources to ensure continued compliance. In particular, the global AI regulatory environment continues to evolve as regulators and lawmakers have started proposing and adopting, or are currently considering, regulations and guidance specifically on the use of AI. Non-compliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions and jail time for responsible employees and managers. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results, financial condition, and future prospects could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results, financial condition, and future prospects.

We may become involved in litigation that may adversely affect us.

From time to time, we may be subject to claims, suits, and other proceedings. Regardless of the outcome, legal proceedings can have an adverse impact on us because of legal costs and diversion of management attention and resources, and could cause us to incur significant expenses or liability, adversely affect our brand recognition, or require us to change our business practices. The expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect our business, operating results, financial condition, and future prospects. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines, and penalties that would adversely affect our business, consolidated financial condition, operating results, or cash flows in a particular period. These proceedings could also result in reputational harm, sanctions, consent decrees, or orders requiring a change in our business practices. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Because litigation is inherently unpredictable, we cannot ensure that the results of any of these actions will not have a material adverse effect on our business, operating results, financial condition, and prospects. Any of these consequences could adversely affect our business, operating results, financial condition, and future prospects.

Risks Related to Financial and Accounting Matters

We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control, over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting, and other procedures that are designed to ensure information required to be disclosed by us in our financial statements and in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. In order to maintain and improve the effectiveness of our internal controls and procedures, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

As a public company, we will be required to maintain internal control over financial reporting and to evaluate and determine the effectiveness of our internal control over financial reporting. Beginning with our second annual report following this offering, we will be required to provide a management report on internal control over financial reporting, as well as an attestation of our independent registered public accounting firm. Neither we nor our independent registered public accounting firm were required to, and therefore did not, perform an evaluation of our internal control over financial reporting as of or for any period included in our financial statements, nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act. However, while preparing the financial statements that are included in this prospectus, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified pertained to the lack of effectively designed, implemented, and maintained IT general controls over applications that support our financial reporting processes, insufficient segregation of duties across financially relevant functions, and lack of sufficient number of qualified personnel within our accounting, finance, and operations functions who possessed an appropriate level of expertise to provide reasonable assurance that transactions were being appropriately recorded and disclosed. We have concluded that these material weaknesses existed because we did not have the necessary business processes, systems, personnel, and related internal controls.

During the year ended December 31, 2024, management completed the following remedial actions to help address these material weaknesses:

•	consulted with experts on technical accounting matters, internal controls, and in the preparation of our financial statements;

•	performed a risk assessment over the organization and IT systems used as part of financial reporting and business processes, including the various layers of technology; and

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hired additional accounting, finance, and operations resources, including critical leadership roles with public company and internal control experience responsible for designing, implementing, and monitoring our internal controls, including the Chief Accounting Officer, Chief Operating Officer, and Chief Information Officer.

While management has made improvements to our control environment and business processes to support and scale with our growing operations, the identified material weaknesses remain un-remediated. We expect our remediation efforts to continue to take place in 2025 and 2026, and to include the following:

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designing, developing, and deploying an enhanced IT General Controls (“ITGC”) framework, including the implementation of a number of systems, processes, and tools to enable the effectiveness and consistent execution of these controls;

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continuing to implement ITGCs to manage access and program changes within our IT environment and to support the evaluation, monitoring, and ongoing effectiveness of key application controls and key reports;

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continuing to implement processes and controls to better manage and monitor our segregation of duties, including enhancing the usage of technology and tools for segregation of duties within the Company’s systems, applications, and tools; and

•	continuing to expand our resources with the appropriate level of expertise within our accounting, finance, and operations functions; to implement, monitor, and maintain business processes and ITGCs.

We may not be able to fully remediate these material weaknesses until these steps have been completed and the internal controls have been operating effectively for a sufficient period of time. This evaluation process, including testing the effectiveness of the remediation efforts, is expected to extend into 2026. Additionally, as stated above, we have not performed an evaluation of our internal control over financial reporting; accordingly, we cannot ensure that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act, beginning with our second annual report after the completion of this offering.

The process of designing and implementing internal control over financial reporting required to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act will be time consuming and costly. If during the evaluation and testing process we identify additional material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal control over financial reporting. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Further, upon becoming a public company, significant resources and management oversight will be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business, operating results, financial condition, and future prospects.

We will incur significant increased costs and management resources as a result of operating as a public company.

As a public company, we will incur significant legal, accounting, compliance, and other expenses that we did not incur as a private company. Our management and other personnel will need to devote a substantial amount of time and incur significant expense in connection with compliance initiatives. For example, in anticipation of becoming a public company, we will adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, and adopt an insider trading policy. As a public company, we will bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.

In addition, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act, and the related rules and regulations implemented by the SEC have increased legal and financial compliance costs and will make some compliance activities more time-consuming. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from our other business activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. In connection with this offering, we intend to increase our directors’ and officers’ insurance coverage, which will increase our insurance cost. In the future, it may be more expensive or more difficult for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain and maintain the same or similar coverage. These factors would also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We may be required to repurchase a significant number of our outstanding shares of Class A common stock for cash upon the exercise of the holders’ “put” rights, which would affect our financial condition and our ability to operate our business, as well as divert our cash flow from operations for such repurchases.

Approximately   shares of our Class A common stock that will be issued to holders of our Series C convertible preferred stock in connection with the Capital Stock Conversion (the “Put Shares”) are subject to a right to be “put” to us (the “Put Right”) on the first trading day immediately after the earlier to occur of (i) May 16, 2029 and (ii) the second anniversary of the closing of this offering (such earlier date, the “Public Sale Date”). Upon exercise of the Put Right, holders of the Put Shares would be entitled to receive from us an amount in cash equal to the original issue price per share of the Series C convertible preferred stock, of $   (the “Series C OIP”), plus accrued and unpaid cumulative dividends on each share Series C convertible preferred stock of $   (assuming this offering closes on   , 2025) per share of our Class A common stock. The Put Right will automatically terminate (on a share by share basis) on the date on which (i) such share is assigned, sold or transferred publicly or (ii) our Class A common stock has a 20 day volume-weighted average price in any consecutive 30 trading day period of at least 175% of the Series C OIP at any point following this offering and on or prior to the Public Sale Date during which Coatue Management, L.L.C. is not subject to a contractual lock-up agreement (clauses (i) and (ii) collectively, an “Exercise Termination Event”). If (i) there is a sale of the Company prior to the Public Sale Date and (ii) there has not yet occurred an Exercise Termination Event, the Class A common stockholders still holding Put Shares shall be entitled in such sale transaction to receive the greater of (x) the consideration received per share the holders of our Class A Common Stock are entitled to receive in such sale transaction and (y) an amount in cash equal to the Series C OIP per share. See “Description of Capital Stock—Series C Preferred Stock Put Right” for additional information regarding the Put Shares and Put Right.

We may not have enough available cash at the time we are required to repurchase the Put Shares, and we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity or debt capital on terms that may be onerous or highly dilutive in order to make these repurchases. Further, any payments of cash used to repurchase the Put Shares will divert our cash flow from our business operations and could impact our business initiatives. Any significant repurchase of the Put Shares would adversely affect our business, operating results, financial condition, and future prospects.

We could be subject to additional tax liabilities and United States federal and global income tax reform could adversely affect us.

We are subject to U.S. federal, state, and local income taxes, sales, and other taxes in the United States and income taxes, withholding taxes, transaction taxes and other taxes in numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and our worldwide provision for income taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. In addition, our future income tax obligations could be adversely affected by changes in, or interpretations of, tax laws in the United States or in other jurisdictions in which we operate.

For example, the United States tax law legislation commonly referred to as the Tax Cuts and Jobs Act of 2017 significantly reformed the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), reducing U.S. federal tax rates, making sweeping changes to rules governing international business operations, and imposing significant additional limitations on tax benefits, including the deductibility of interest and the use of net operating loss (“NOL”) carryforwards. Effective for taxable years beginning on or after January 1, 2022, the Tax Cuts and Jobs Act also required capitalization of research and certain software development expenses and amortization of such expenses over a period of five years if incurred in the United States and fifteen years if incurred outside the United States. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (the “IRA”) into law. The IRA contains certain tax measures, including a corporate alternative minimum tax of 15% on some large corporations and an excise tax of 1% on certain corporate stock buy-backs taking place after December 31, 2022. In addition, the Organization for Economic Cooperation and Development (“OECD”) Inclusive Framework of 137 jurisdictions have joined a two-pillar plan to reform international taxation rules. The first pillar is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence and is intended to apply to multinational enterprises with global turnover above €20 billion. The second pillar is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises and is intended to apply to multinational enterprises with annual consolidated group revenue in excess of €750 million. We are still evaluating the impact of the OECD pillar one and pillar two rules as they continue to be refined by the OECD and implemented by various national governments. However, it is possible that the OECD pillar one and pillar two rules, as implemented by various national governments, could adversely affect our effective tax rate or result in higher cash tax liabilities.

Due to the expanding scale of our international business activities, these types of changes to the taxation of our activities could impact the tax treatment of our foreign earnings, increase our worldwide effective tax rate, increase the amount of taxes imposed on our business, and harm our financial position. Such changes may also apply retroactively to our historical operations and result in taxes greater than the amounts estimated and recorded in our financial statements.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2024, we had aggregate U.S. federal and state NOL carryforwards of $3.6 billion and $61 million, respectively, which may be available to offset future taxable income for U.S. income tax purposes. As of December 31, 2024, we had $3.6 billion in federal NOL carryforwards, almost all of which can be carried forward indefinitely. As of December 31, 2024, we had state NOL carryforwards of $61 million, of which $30 million can be carried forward indefinitely. If the NOL carryforwards are not utilized, $31 million will expire in varying amounts between the years 2032 and 2044. As of December 31, 2024, we had foreign NOL carryforwards of $5 million that can be carried forward indefinitely. Realization of these net operating loss and research and development credit carryforwards depends on our future taxable income, and there is a risk that certain of our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our business, operating results, financial condition, and future prospects.

In addition, under Sections 382 and 383 of the Internal Revenue Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% cumulative change (by value) in ownership by “5 percent shareholders” over a rolling three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes, such as research and development credits, to offset its post-change income or taxes may be limited. We have experienced, and may in the future experience, ownership changes as a result of shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change U.S. NOL carryforwards and other tax attributes to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. In addition, we may undergo additional ownership changes in the future, including as a result of the offering, which could further limit our ability to use our NOLs and other pre-change tax attributes. Similar provisions of state tax law may also apply to limit our use of accumulated state tax NOLs. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase our state income tax liabilities. As a result of the foregoing, even if we attain profitability, we may be unable to use all or a material portion of our net operating losses and other tax attributes, which could adversely affect our future cash flows.

We could be required to collect additional sales, use, value added, digital services, or other similar taxes or be subject to other liabilities with respect to past or future sales, that may increase the costs our customers would have to pay for our solutions and adversely affect our business, operating results, financial condition, and future prospects.

We do not collect sales and use, value added, or similar taxes in all jurisdictions in which we have sales because we have determined in consultation with our advisors that our sales in certain jurisdictions are not subject to such taxes. Sales and use, value added, and similar tax laws and rates vary greatly by jurisdiction and the application of such laws is subject to uncertainty. Jurisdictions in which we do not collect such taxes may assert that such taxes apply to our sales and seek to impose incremental or new sales, use, value added, digital services, or assert other tax collection obligations on us, which could result in tax assessments, penalties, and interest, to us or our customers for past sales, and we may be required to collect such taxes in the future. If we are unsuccessful in collecting such taxes from our customers, we could be held liable for such costs, which may adversely affect our operating results.

Further, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. A successful assertion by one or more U.S. states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently collect such taxes, could result in substantial liabilities, including taxes on past sales, as well as interest and penalties. Furthermore, certain jurisdictions, such as the U.K., France, and Canada, have enacted a digital services tax, which is generally a tax on gross revenue generated from users or customers located in those jurisdictions, and other jurisdictions are considering enacting similar laws. A successful assertion by a U.S. state or local government or a foreign jurisdiction that we should have been or should be collecting additional sales, use, value added, digital services, or other similar taxes could, among other things, result in substantial tax payments, create significant administrative burdens for us, discourage potential customers from using our platform due to the incremental cost of any such sales or other related taxes, or otherwise harm our business.

Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would harm our business, operating results, financial condition, and future prospects.

We are expanding our international operations and staff to support our business and growth in international markets. We generally conduct our international operations through wholly-owned subsidiaries and are or may be required to report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our corporate structure and associated transfer pricing policies contemplate future growth in international markets, and consider the functions, risks, and assets of the various entities involved in intercompany transactions. Furthermore, increases in tax rates, new or revised tax laws, and new interpretations of existing tax laws and policies by taxing authorities and courts in various jurisdictions, could result in an increase in our overall tax obligations which could adversely affect our business. Our intercompany relationships and intercompany transactions are subject to complex transfer pricing rules administered by taxing authorities in various jurisdictions in which we operate with potentially divergent tax laws. The amount of taxes we pay in different jurisdictions will depend on the application of the tax laws of the various jurisdictions, including the United States, to our intercompany transactions, international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws (which may have retroactive effect) and policies by taxing authorities and courts in various jurisdictions, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements.

It is not uncommon for tax authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, the transfer pricing and charges for intercompany services and other intercompany transactions, or with respect to the valuation of our intellectual property and the manner in which our intellectual property is utilized within our group. If taxing authorities in any of the jurisdictions in which we conduct our international operations were to successfully challenge our transfer pricing, we could be required to reallocate part or all of our income to reflect transfer pricing adjustments, which could result in an increased tax liability to us. In such circumstances, if the country from where the income was reallocated did not agree to the reallocation, we could become subject to tax on the same income in both countries, resulting in double taxation. Furthermore, the relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. We believe that our tax and financial accounting positions are reasonable and our tax reserves are adequate to cover any potential liability. We also believe that our assumptions, judgments, and estimates are reasonable and that our transfer pricing for these intercompany transactions are on arm’s-length terms. However, the relevant tax authorities may disagree with our tax positions, including any assumptions, judgments, or estimates used for these transfer pricing matters and intercompany transactions. If any of these tax authorities determine that our transfer pricing for these intercompany transactions do not meet arm’s-length criteria, and were successful in challenging our positions, we could be required to pay additional taxes, interest, and penalties related thereto, which could be in excess of any reserves established therefore, and which could result in higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

We may be audited in various jurisdictions, including in jurisdictions in which we are not currently filing, and such jurisdictions may assess new or additional taxes, sales taxes, and value added taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have an adverse effect on our operating results or cash flows in the period or periods for which a determination is made.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include but are not limited to those related to the identification of performance obligations in revenue recognition, the valuation of stock-based awards, the valuation of derivatives and warrants, and accounting for leases, property and equipment, income taxes and variable interest entities. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of industry or financial analysts and investors, resulting in a potential decline in the market price of our Class A common stock.

Additionally, we regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards, and changes in their interpretation, we might be required to change our accounting policies, alter our operational policies, and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. For example, SEC proposals on climate-related disclosures may require us to update our accounting or operational policies, processes, or systems to reflect new or amended financial reporting standards. Such changes to existing standards or changes in their interpretation may have an adverse effect on our reputation, business, financial condition, and profit, or cause an adverse deviation from our revenue and operating profit target, which may adversely affect our financial results.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our business, operating results, financial condition, and future prospects.

Our sales contracts are primarily denominated in U.S. dollars, and therefore a majority of our revenue is not subject to foreign currency risk. However, strengthening of the U.S. dollar increases the real cost of our platform to our customers outside of the United States, which could lead to delays in the purchase of our platform and the lengthening of our sales cycle. If the U.S. dollar continues to strengthen, this could adversely affect our business, operating results, financial condition, and future prospects. In addition, increased international sales in the future, including through continued international expansion, could result in foreign currency denominated sales, which would increase our foreign currency risk.

Our operating expenses incurred outside the United States and denominated in foreign currencies are increasing and are subject to fluctuations due to changes in foreign currency exchange rates. These expenses are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. We do not currently hedge against the risks associated with currency fluctuations but may do so, or use other derivative instruments, in the future.

Risks Related to Our Indebtedness

Our substantial indebtedness could materially adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry, our ability to meet our obligations under our outstanding indebtedness and could divert our cash flow from operations for debt payments, and we may still incur substantially more indebtedness in the future.

We have a substantial amount of debt, which requires significant interest and principal payments. As of December 31, 2024, our total indebtedness was $8.0 billion and we had an aggregate of $4.4 billion of undrawn availability under our Revolving Credit Facility and DDTL 2.0 Facility (each as defined below). In July 2023, CoreWeave Compute Acquisition Co. II, LLC, our direct, wholly owned subsidiary, entered into a delayed draw term loan facility (as amended, the “DDTL 1.0 Facility”) providing for up to $2.3 billion in delayed draw term loans. In May 2024, CoreWeave Compute Acquisition Co. IV, LLC, our direct, wholly owned subsidiary, entered into a delayed draw term loan facility (as amended, the “DDTL 2.0 Facility”) providing for up to $7.6 billion in delayed draw terms loans. All obligations under the DDTL 1.0 Facility and the DDTL 2.0 Facility are unconditionally guaranteed by us. In October 2024, we amended our revolving credit facility (as amended, the “Revolving Credit Facility”) to provide for a $650 million revolving credit facility. In December 2024, we entered into a credit agreement providing for a $1.0 billion term loan facility (the “2024 Term Loan Facility”). In March 2025, we entered into a credit agreement (the “2025 Term Loan Credit Agreement”) providing for a $300 million unsecured term loan facility (the “2025 Term Loan Facility,” and together with the Revolving Credit Facility, the DDTL 1.0 Facility, the DDTL 2.0 Facility, and the 2024 Term Loan Facility, the “Credit Facilities”). Between February and December 2024, we entered into various agreements with an OEM and obtained financing for certain equipment with an aggregate notional balance of $1.3 billion as of December 31, 2024. In addition to our substantial debt, we lease all of our data centers and certain equipment under lease agreements, some of which are accounted for as operating leases. As of December 31, 2024, we recorded operating lease liabilities of $2.6 billion, which represents our obligation to make lease payments under those lease arrangements. Subject to the limits contained in the credit agreements that govern our Credit Facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could increase. Specifically, our high level of debt could have important consequences, including the following:

•	it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt;

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions, or other general corporate purposes may be impaired;

•

a substantial portion of cash flow from operations are required to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities, and other purposes;

•	we could be more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited;

•

our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt and the restrictive covenants in the credit agreements that govern our Credit Facilities;

•	our ability to borrow additional funds or to refinance debt may be limited; and

•	it may cause potential or existing customers to not contract with us due to concerns over our ability to meet our financial obligations under such contracts.

Our ability to make scheduled payments on and to refinance our indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors, all of which are beyond our control, including the availability of financing in the international banking and capital markets. We cannot ensure that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, to refinance our debt or to fund our other liquidity needs. For the year ended December 31, 2024, our cash flows dedicated for debt service requirements totaled $941 million, which includes principal payments of $588 million and interest payments of $353 million, inclusive of $169 million related to capitalized interest. For the year ended December 31, 2024, our net cash provided by operating activities was $2.7 billion, which includes interest paid, net of capitalized amounts, of $184 million. As such, our cash flows from operating activities, before giving effect to the payment of interest, net of capitalized amounts, was $2.9 billion. For the year ended December 31, 2024, approximately 32% of our net cash provided by operating activities, before giving effect to the payment of interest, net of capitalized amounts, was dedicated to debt service, both principal and interest. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. Further, any refinancing or restructuring of our indebtedness could be at higher interest rates, may cause us to incur debt extinguishment costs, and may require us to comply with more onerous covenants that could further restrict our business operations. Moreover, in the event of a default, the holders of our indebtedness could elect to declare such indebtedness be due and payable and/or elect to exercise other rights, such as the lenders under our Revolving Credit Facility terminating their commitments thereunder and ceasing to make further loans or the lenders under our DDTL 1.0 Facility and DDTL 2.0 Facility instituting foreclosure proceedings against their collateral, any of which could materially adversely affect our business, operating results, financial condition, and future prospects.

Further, we and our subsidiaries may be able to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments, some of which may be secured debt. Our existing debt agreements restrict our ability to incur additional indebtedness, including secured indebtedness, but if those restrictions are waived, or the facilities mature or are repaid, we may not be subject to such restrictions under the terms of any subsequent indebtedness.

Furthermore, all of the debt under our Credit Facilities bears interest at variable rates. If interest rates associated with our floating rate debt (e.g., the Secured Oversight Financing Rate (“SOFR”)) increase, our debt service obligations on our Credit Facilities would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. In addition, an increase in such interest rates could adversely affect our future ability to obtain financing or materially increase the cost of any additional financing.

In addition, we have issued letters of credit in favor of several of our third-party data center providers as a requirement to enter into leases for these facilities. These letters of credit are cash collateralized, these funds are reflected as restricted cash on our consolidated balance sheet, and we are limited in our ability to use these funds for our business operations.

Certain of our debt agreements impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The credit agreements that govern our Credit Facilities, as well as the related parent guarantees, impose significant operating and financial restrictions on us. These restrictions will limit our ability and/or the ability of our subsidiaries to, among other things:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments or acquisitions;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments to the lenders;

•	prepay, redeem or repurchase any subordinated indebtedness or enter into amendments to certain subordinated indebtedness in a manner materially adverse to the lenders;

•	designate restricted subsidiaries as unrestricted subsidiaries; and

•	transfer or sell assets.

In addition, we are required to maintain specified financial covenant ratios and satisfy other financial condition tests under the credit agreements governing our Credit Facilities. As a result of these restrictions, we are limited as to how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include similar or more restrictive covenants. We cannot ensure that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants. Our failure to comply with the restrictive or financial covenants described above as well as the terms of any future indebtedness could result in an event of default, which, if not cured or waived, could result in us being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our business, operating results, financial condition, and future prospects could be materially adversely affected.

Risks Related to Ownership of Our Class A Common Stock and this Offering

The market price of our Class A common stock may be volatile, and you could lose all or part of your investment.

We cannot predict the prices at which our Class A common stock will trade. The initial public offering price of our Class A common stock will be determined by negotiations between us and the underwriters and may not bear any relationship to the market price at which our Class A common stock will trade after this offering or to any other established criteria of the value of our business and prospects and the market price of our Class A common stock following this offering may fluctuate substantially and may be lower than the initial public offering price. The market price of our Class A common stock following this offering will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. In addition, the limited public float of our Class A common stock following this offering will tend to increase the volatility of the trading price of our Class A common stock. These fluctuations could cause you to lose all or part of your investment in our Class A common stock, since you might not be able to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our Class A common stock include, but are not limited to, the following:

•	actual or anticipated changes or fluctuations in our operating results;

•	our incurrence of any additional indebtedness or any fluctuations in interest rates impacting our existing indebtedness;

•	the exercise by holders of our Series C convertible preferred stock of the Put Right;

•	our ability to produce timely and accurate financial statements;

•	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

•	announcements by us or our competitors of new offerings or new or terminated significant contracts, commercial relationships, acquisitions, or capital commitments;

•	industry or financial analyst or investor reaction to our press releases, other public announcements and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	price and volume fluctuations in the overall stock market from time to time;

•	the overall performance of the stock market or technology companies;

•	the expiration of market standoff or contractual lock up agreements and sales of shares of our Class A common stock by us or our stockholders;

•

failure of industry or financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	litigation or other proceedings involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property rights or our solutions, or third-party proprietary rights;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	any major changes in our management or our board of directors;

•

the global political, economic, and macroeconomic climate, including but not limited to, actual or perceived instability in the banking industry, potential uncertainty with respect to the federal debt ceiling and budget and potential government shutdowns related thereto, labor shortages, supply chain disruptions, potential recession, inflation, and rising interest rates;

•

other events or factors, including those resulting from war, armed conflict, including the conflicts in the Middle East and Ukraine and tensions between China and Taiwan, incidents of terrorism, or responses to these events; and

•	cybersecurity incidents.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies, particularly during the current period of global macroeconomic and geopolitical uncertainty. These economic, political, regulatory, and market conditions have and may continue to negatively impact the market price of our Class A common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market prices of a particular company’s securities, securities class action litigation has often been instituted against that company. Securities litigation, if instituted against us, could result in substantial costs and divert our management’s attention and resources from our business. This could have an adverse effect on our business, operating results, financial condition, and future prospects.

No public market for our Class A common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market or active private market for our Class A common stock. We have applied to list our Class A common stock on Nasdaq. However, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares of Class A common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Sales of substantial amounts of our Class A common stock in the public markets, or the perception that they might occur, could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our Class A common stock to decline.

All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except that any shares held by our affiliates, as defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with Rule 144 and any applicable lock-up agreements described below.

Subject to certain exceptions, we, all of our directors and executive officers, the selling stockholders, and substantially all of the holders of our common stock, including the investor in the concurrent share issuance, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering, are subject to market stand-off agreements or will agree not to offer, sell, or agree to sell, directly or indirectly, any shares of common stock without the permission of Morgan Stanley & Co. LLC (“Morgan Stanley”), on behalf of the underwriters, for a period of   days from the date of this prospectus. When the lock-up period expires, we and our securityholders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market. In addition, Morgan Stanley may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the section titled “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

In addition, as of December 31, 2024, we had options to purchase 2,360,929 shares of our Class A common stock outstanding and 772,736 RSUs outstanding that, if fully exercised or vested and settled, as applicable, would result in the issuance of 2,360,929 shares of Class A common stock and 772,736 shares of Class A common stock, respectively, and we also had outstanding warrants exercisable for the purchase of 607,235 shares of Class A common stock. All of the shares of Class A common stock issuable upon the exercise or settlement of stock options, warrants, or RSUs, and the shares reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance subject to existing lock-up or market standoff agreements and applicable vesting requirements.

Immediately following this offering, the holders of     shares of our Class A common stock will have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders.

We may also issue our shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investment, or otherwise. Any further issuance could result in substantial dilution to our existing stockholders and cause the market price of our Class A common stock to decline.

The dual class structure of our common stock has the effect of concentrating voting power with our Co-Founders, which will limit your ability to influence the outcome of important transactions, including a change in control.

Our Class B common stock has ten votes per share, and our Class A common stock has one vote per share.

Following this offering and the concurrent share issuance of our Class A common stock, our Co-Founders will collectively hold all of the issued and outstanding shares of our Class B common stock. Accordingly, upon the closing of this offering and the concurrent share issuance, and assuming no exercise of the underwriters’ option to purchase additional shares, Michael Intrator, our co-founder, Chief Executive Officer, President, and Chairman of our board of directors, will hold approximately   % of the voting power of our outstanding capital stock (or   % of the voting power assuming all of Mr. Intrator’s options held as of December 31, 2024 to purchase    shares of Class A common stock are exchanged for shares of Class B common stock), Brian Venturo, our co-founder, Chief Strategy Officer, and a member of our board of directors, will hold approximately   % of the voting power of our outstanding capital stock (or   % of the voting power assuming all of Mr. Venturo’s options held as of December 31, 2024 to purchase    shares of Class A common stock are exchanged for shares of Class B common stock), and Brannin McBee, our co-founder and Chief Development Officer, will hold approximately   % of the voting power of our outstanding capital stock (or   % of the voting power assuming all of Mr. McBee’s options held as of December 31, 2024 to purchase    shares of Class A common stock are exchanged for shares of Class B common stock), and together our Co-Founders will hold approximately   % of the voting power of our outstanding capital stock (or   % of the voting power assuming all of our Co-Founders’ options held as of December 31, 2024 to purchase    shares of Class A common stock are exchanged for shares of Class B common stock), which voting power may increase over time upon the exercise or settlement and exchange of equity awards held by our Co-Founders pursuant to their Equity Exchange Rights which provide each Co-Founder with the right (but not obligation) to require us to exchange, for shares of our Class B common stock, any shares of our Class A common stock received by him upon the exercise or settlement of equity awards for shares of our Class A common stock granted prior to September 2024. See the section titled “Certain Relationships and Related Party Transactions—Other Transactions—Equity Exchange Right Agreements” for more information on the Equity Exchange Rights. Therefore, our Co-Founders, individually or together, will be able to significantly influence matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions. Our Co-Founders, individually or together, may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock.

Future transfers by the holders of Class B common stock will generally result in those shares converting into shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon the earlier of (i) a date that is fixed by our board of directors that is no more than 61 days following the seventh anniversary of this offering, (ii) the date specified by the affirmative vote of two-thirds of the outstanding voting power of the Class B common stock, or (iii) no more than 61 days following Michael Intrator’s Service Termination (as defined herein). For information about our dual class structure, see the section titled “Description of Capital Stock.” If we are unable to effectively manage these risks, our business, operating results, financial condition, and prospects could be adversely affected.

The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, adverse publicity, or other adverse consequences. Certain stock index providers exclude or limit the ability of companies with multi-class share structures from being added to certain of their indices. In addition, several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the dual class structure of our common stock may make us ineligible for inclusion in certain indices and may discourage such indices from selecting us for inclusion, notwithstanding our automatic termination provision, may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our Class A common stock. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, any exclusion from certain stock indices could result in less demand for our Class A common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

If financial analysts issue inaccurate or unfavorable research regarding, or do not or cease to cover, our Class A common stock, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that financial analysts publish about us, our business, our market and our competitors. We do not control these analysts or the content and opinions included in their reports. As a new public company, the analysts who publish information about our Class A common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. If any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding our stock price, our stock price would likely decline. In addition, the stock prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance, if any, or the expectations of analysts or public investors, analysts could downgrade our Class A common stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our Class A common stock or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our stock price or trading volume to decline.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, operating results, financial condition, and prospects could be harmed, and the market price of our Class A common stock could decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. These investments may not yield a favorable return to our investors.

We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

Following the consummation of this offering, we currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future, with the exception of any final dividend payment payable on our Series C redeemable preferred stock upon the consummation of this offering. Additionally, our ability to pay dividends or make distributions is limited by certain restrictions contained in our Credit Facilities. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, restrictions in our debt instruments and other factors that our board of directors may deem relevant. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Because the initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering and the concurrent share issuance, new investors will experience immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our Class A common stock immediately following this offering and the concurrent share issuance based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Class A common stock in this offering, based on the midpoint of the offering price range set forth on the cover page of this prospectus, and the issuance of   shares of Class A common stock in this offering and the concurrent share issuance, you will experience immediate dilution of $  per share, the difference between the price per share you pay for our Class A common stock and its pro forma net tangible book value per share as of December 31, 2024 after giving effect to the issuance of shares of our Class A common stock in this offering and the concurrent share issuance, the RSU Net Settlement, and the Option Exercise. Furthermore, if the underwriters exercise their option to purchase additional shares in full, current or future outstanding warrants or equity awards are settled in shares of our capital stock, or if we otherwise issue additional shares of our capital stock, you could experience further dilution. See the section titled “Dilution” for additional information.

Although we will cease to be an emerging growth company prior to this offering, we will continue to be treated as an emerging growth company for certain purposes through the completion of this offering and have decided to take advantage of certain reduced disclosure requirements in the registration statement of which this prospectus forms a part, which may make our Class A common stock less attractive to investors.

We will cease to be an emerging growth company, as defined in the JOBS Act, on December 31, 2024. However, because we will cease to be an emerging growth company on a date after we confidentially submit our draft registration statement related to this offering to the SEC, we will continue to be treated as an emerging growth company for certain purposes until the earlier of the date on which we complete this offering or December 31, 2025. As such, we have decided to take advantage of certain exemptions that allow us to comply with reduced disclosure obligations in the registration statement of which this prospectus forms a part that are not available to non-emerging growth companies. We cannot predict if investors will find our Class A common stock less attractive because we have relied on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be less demand for our Class A common stock, and the market price of our Class A common stock may fall.

Provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may limit attempts by our stockholders to replace or remove our current management and members of our board of directors.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the completion of this offering may have the effect of delaying or preventing a merger, acquisition or other change of control of the Company that the stockholders may consider favorable. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

•	provide that our board of directors is classified into three classes of directors with staggered three-year terms;

•	permit our board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•	require supermajority voting to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that only our chief executive officer or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	do not provide for cumulative voting;

•	provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;

•

provide for a dual class common stock structure in which holders of our Class B common stock may have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our common stock, including the election of directors and other significant corporate transactions, such as a merger or other sale of our company or its assets;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that our board of directors is expressly authorized to make, alter, or repeal our amended and restated bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Moreover, Section 203 of the Delaware General Corporation Law (“DGCL”), may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock.

Our amended and restated bylaws will contain exclusive forum provisions for certain claims, which may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws that will be in effect immediately prior to the completion of this offering will provide that the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine.

Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our amended and restated bylaws will provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (“Federal Forum Provision”). Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.

Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholders’ ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or employees, which may discourage lawsuits against us and our directors, officers, and employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, financial condition, and future prospects.

General Risk Factors

Adverse global macroeconomic conditions, geopolitical risks, or reduced spending on AI and machine learning or on cloud infrastructure could adversely affect our business, operating results, financial condition, and future prospects.

Our business depends on the overall demand for and adoption of AI and machine learning and cloud infrastructure and on the economic health of our current and prospective customers. In addition, the purchase of our platform is often discretionary and may involve a significant commitment of capital and other resources. Weak global and regional economic conditions, including United States and global macroeconomic issues, actual or perceived global banking and finance related issues, labor shortages, supply chain disruptions, rising interest rates and inflation, spending environments, geopolitical instability, warfare and uncertainty, including the effects of the conflicts in the Middle East and Ukraine, and tensions between China and Taiwan, weak economic conditions in certain regions or a reduction in business spending, including spending on developing AI and machine learning capabilities and on cloud infrastructure, regardless of macroeconomic conditions, could adversely affect our business, operating results, financial condition, and future prospects, including resulting in longer sales cycles, a negative impact on our ability to attract and retain new customers, increase sales of our platform, or sell additional solutions and services to our existing customers, lower prices for our solutions and services, and slower or declining growth. Deterioration in economic conditions in any of the countries in which we do business could also cause slower or impaired collections on accounts receivable, which may adversely impact our business, operating results, financial condition, and future prospects.

Geopolitical risks, including those arising from trade tension and/or the imposition of trade tariffs, terrorist activity, or acts of civil or international hostility, are increasing. Similarly, the potential for military conflict between China and Taiwan could have negative impacts on the global economy, including by affecting the supply of semiconductors from Taiwan, contributing to higher energy prices and creating uncertainty in the global capital markets. While we do not currently have employees or direct operations in Taiwan, our suppliers rely heavily on semiconductors supplied by Taiwan which are an important component of our platform and any reduction in that supply could materially disrupt our operations.

We may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as war and regional geopolitical conflicts around the world, that could disrupt our business operations, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have an adverse effect on us. Our business operations are also subject to interruption by fire, power shortages, flooding, and other events beyond our control. In addition, our global operations expose us to risks associated with public health crises, such as pandemics and epidemics, which could harm our business and cause our operating results to suffer. Further, acts of war, armed conflict, terrorism and other geopolitical unrest, such as the conflicts in the Middle East and Ukraine and tensions between China and Taiwan, could cause disruptions in our business or the businesses of our partners or the economy as a whole.

In the event of a natural disaster, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, cyberattack, or telecommunications failure, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in development of our platform, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our future operating results. Climate change could result in an increase in the frequency or severity of such natural disasters. Moreover, any of our office locations or data centers may be vulnerable to the adverse effects of climate change. For example, certain of our corporate offices and data centers are located in California, a state that frequently experiences earthquakes, wildfires, and resultant air quality impacts and power shutoffs associated with wildfire prevention, heatwaves, and droughts. These events can, in turn, have impacts on inflation risk, food security, water security, and on our employees’ health and well-being. Additionally, all the aforementioned risks will be further increased if we do not implement an effective disaster recovery plan or our partners’ disaster recovery plans prove to be inadequate.

Investors’ expectations of our performance relating to environmental, social, and governance factors may impose additional costs and expose us to new risks.

There is an increasing focus from certain regulators, investors, employees, users, and other stakeholders concerning corporate responsibility, specifically related to environmental, social, and governance (“ESG”) matters both in the United States and internationally. Some investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions relating to corporate responsibility are inadequate. Further, there is particular focus on concerns relating to AI and its impact on the environment, including the power-intensive nature of the industry, high consumption of water, and reliance on critical minerals and rare elements, and we are focused on sustainability goals and initiatives to mitigate the environmental impacts of our operations. We may experience heightened scrutiny from our stakeholders and potential investors around these issues. We may also face reputational damage in the event that we do not meet the ESG standards set by various constituencies or fail, or are perceived to fail, in our achievement of our sustainability goals, initiatives, or commitments.

Our sustainability initiatives, goals, or commitments could be difficult to achieve or costly to implement. Moreover, compliance with recently adopted and potential upcoming ESG requirements, including California legislation that requires various climate-related disclosures, the European Union’s Corporate Sustainability Reporting Directive and Corporate Sustainability Due Diligence Directive, and the United Kingdom’s Streamlined Energy and Carbon Reporting framework will require the dedication of significant time and resources. In addition, we may also be required to comply with the SEC’s comprehensive climate change disclosure rules, which have been stayed pending judicial review. Additionally, if our competitors’ corporate social responsibility performance is perceived to be better than ours, potential, or current investors may elect to invest with our competitors instead. Our business may face increased scrutiny related to these activities and our related disclosures, including from the investment community, and our failure to achieve progress or manage the dynamic public sentiment and legal landscape in these areas on a timely basis, or at all, could adversely affect our reputation, business, and financial performance.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could adversely affect our business, operating results, or financial condition. Additionally, the dramatic increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits and coverage or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements, and damages awarded to plaintiffs, or incur substantially higher costs to maintain the same or similar coverage. These factors could make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial condition, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•

our future financial performance, including our expectations regarding our revenue, cost of revenue, operating margin, operating expenses, including changes in operating expenses, and our ability to achieve and maintain future profitability;

•	our business plan and our ability to effectively manage our growth and maintain our corporate culture;

•	our total market opportunity;

•	anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;

•	market acceptance of our platform, solutions, and services;

•	beliefs and objectives for future operations;

•	our ability to successfully retain and expand usage of our existing customers and attract new customers;

•	the percentages of remaining performance obligations that we expect to recognize as revenue over respective future periods;

•	our ability to develop and introduce new products and solutions and bring them to market in a timely manner;

•	the expected timing for completion, benefits, and impacts of our proposed acquisition of Weights & Biases;

•	our expectations concerning relationships with third parties, including IT service providers, business partners, vendors, suppliers, and cloud-based service providers;

•	our ability to maintain, protect, and enhance our intellectual property rights;

•	our ability to expand internationally;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our ability to identify, recruit, hire, and retain skilled personnel, including key members of senior management;

•	our intention to continue to make investments in talent and our platform infrastructure;

•	our ability to raise additional capital, including our ability to enter into new efficient financing structures;

•	future acquisitions or investments in complementary companies or products;

•	our ability to stay in compliance with laws and regulations that currently apply or may become applicable to our business both in the United States and internationally;

•	our ability to maintain the security and availability of our platform and protect against data breaches and other security incidents;

•	economic and industry trends, projected growth, or trend analysis, particularly as it relates to AI compute;

•

general economic conditions in the United States and globally, including the effects of global geopolitical conflicts, inflation, interest rates, any instability in the global banking sector, and foreign currency exchange rates;

•	our ability to operate and grow our business in light of macroeconomic uncertainty;

•	our ability to remediate our material weaknesses in our internal control over financial reporting;

•	increased expenses associated with being a public company; and

•	other statements regarding our future operations, financial condition, and prospects and business strategies.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, operating results, business strategy, and short-term and long-term business operations and objectives. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations, except as required by law. These forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, is based on information from various sources, including our own estimates, as well as assumptions that we have made that are based on such data and other similar sources and on our knowledge of the markets for our products. This information involves important assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the third-party market position, market opportunity, and market size data included in this prospectus are reliable, we have not independently verified the accuracy or completeness of this third-party data. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” as well as elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

This prospectus contains statistical data, estimates, and forecasts that are based on publications or reports generated by third parties, or other publicly available information, as well as other information based on our internal sources.

The sources of certain statistical data, estimates, and forecasts contained in this prospectus are provided below:

•	Bloomberg Intelligence, Interactive Calculator: Generative AI Market Opportunity, accessed November 15, 2024.

•	The Global Impact of AI on the Economy and Jobs AI will Steer 3.5 percent of GDP in 2030, IDC, Aug 2024.

•	Kaplan, Jared et al. “Scaling Laws for Neural Language Models.” ArXiv abs/2001.08361 (2020): n. pag.

•	Stanford University Institute for Human-Centered AI, “The AI Index 2023 Annual Report,” April 2023.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our Class A common stock in this offering at an assumed initial public offering price of $   per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $   million, or $   million if the underwriters’ over-allotment option is exercised in full. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $   million, assuming the number of shares of our Class A common stock offered by us remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of our Class A common stock offered would increase (decrease) the net proceeds from this offering by approximately $   million, assuming that the assumed initial public offering price of $   , which is the midpoint of the offering price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.

The principal purposes of this offering are to create a public market for our Class A common stock, increase our visibility in the marketplace, obtain additional capital, increase our financial flexibility, and facilitate an orderly distribution of shares for the selling stockholders. We primarily intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include product development, general and administrative matters, and capital expenditures. In addition, we may use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. We also intend to use approximately $   of the net proceeds from this offering to repay the entire outstanding amount under our 2024 Term Loan Facility. As of December 31, 2024, amounts borrowed under our Term Loan Facility are subject to an interest rate per annum equal to 9.65%. The 2024 Term Loan Facility will mature on December 16, 2025. For a further description of our 2024 Term Loan Facility see the section titled “Description of Material Indebtedness.”

We also intend to use a portion of the net proceeds together with existing cash and cash equivalents, if necessary, to satisfy our anticipated tax withholding and remittance obligations related to the RSU Net Settlement. After withholding an aggregate of    shares of our Class A common stock in connection with the RSU Net Settlement, based on the assumed initial public offering price of $   per share of Class A common stock, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and using a   % employer tax rate for all RSUs that are expected to vest upon the completion of this offering, we would use approximately $   to satisfy our tax withholding and remittance obligations related to the vesting of such RSUs.

We will have broad discretion over the uses of the net proceeds of this offering. We cannot specify with certainty all of the particular uses for the remaining net proceeds to us from this offering. Pending their use as described above, we intend to invest a portion of net proceeds from this offering in one or more capital-preservation investments, which may include short-term, investment-grade interest-bearing securities, such as money market funds, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

Following the consummation of this offering, we currently intend to retain all available funds and any future earnings for use in the operation of our business and do not have current plans to pay any dividends on our capital stock in the foreseeable future, with the exception of any final dividend payment payable on our Series C redeemable convertible preferred stock upon the consummation of this offering. Additionally, our ability to pay dividends or make distributions is currently restricted by the terms of our Credit Facilities and may be further restricted by any further indebtedness we incur. For additional information regarding our Credit Facilities, see the section titled “Description of Material Indebtedness.”

Any future determination to declare dividends will be made at the discretion of our board of directors and will depend, among other things, on our financial condition, operating results, capital requirements, general business conditions, restrictions in our debt instruments, and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2024, on:

•	an actual basis;

•

a pro forma basis, giving effect to (i) the Capital Stock Conversion as if such conversion had occurred on December 31, 2024, (ii) the Class B Conversion, (iii) the Option Exercise and the receipt by us of gross proceeds of approximately $     in connection with the Option Exercise, (iv) the filing and effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, (v) an increase to additional paid-in capital and accumulated deficit related to stock based compensation of $   million related to RSUs subject to the RSU Net Settlement, (vi) the net issuance of shares of Class A common stock in connection with the RSU Net Settlement, after withholding shares to satisfy estimated tax withholding and remittance obligations of $   million (based on the initial public offering price of $   per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed   % tax withholding rate), and (vii) the increase in accrued liabilities and an equivalent decrease in additional paid-in capital of $   million in connection with the estimated tax withholding and remittance obligations related to the RSU Net Settlement; and

•

a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, (ii) the sale and issuance of      shares of our Class A common stock in this offering and the concurrent share issuance at an assumed initial public offering price of $   per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the application of approximately $    of the net proceeds that we receive from this offering to repay the entire outstanding amount under our 2024 Term Loan Facility, and (iv) the use of a portion of the net proceeds from this offering, together with existing cash and cash equivalents, if necessary, to satisfy the estimated tax withholding and remittance obligations related to the RSU Net Settlement.

The information below is illustrative only, and our capitalization following this offering and the concurrent share issuance will be adjusted based on, among other things, the actual initial public offering price and other terms of this offering determined at pricing, the actual tax withholding rates, as well as the actual amount of RSUs settled in connection with this offering. You should read this table together with our consolidated financial statements and the accompanying notes, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” that are included elsewhere in this prospectus.

	As of December 31, 2024
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except per share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,361,083

Debt, including current and long term:
Delayed Draw Term Loan Facility 1.0(2)	$1,976,265
Delayed Draw Term Loan Facility 2.0(3)	3,787,692
2024 Term Loan Facility(4)	985,225
Original Equipment Manufacturer financing arrangements	1,177,158
Revolving credit facility	—

Total debt(5)	$7,926,340

Redeemable convertible preferred stock, $0.0001 par value per share; 10,308 shares authorized, 9,232 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted	$1,722,111

	As of December 31, 2024
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except per share data)
Redeemable Class A common stock, $0.0001 par value per share; shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—

Stockholders’ (deficit) equity:
Class A common stock; $0.0001 par value per share; 27,034 shares authorized, 6,063 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1
Class B common stock; $0.0001 par value per share; 7,500 shares authorized, 5,910 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Treasury stock, at cost, 329 shares, actual; shares, shares pro forma; shares pro forma as adjusted	(33,524)
Preferred stock; $0.0001 par value per share; shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	1,096,160
Accumulated deficit	(1,476,235)

Total stockholders’ (deficit) equity	$(413,598)

Total capitalization	$9,234,853

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by $   million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase (decrease) the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by $   million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions. If the underwriters’ over-allotment option is exercised in full, the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization would increase by $   million, and after deducting estimated underwriting discounts and commissions, and we would have      shares of our Class A common stock issued and outstanding, pro forma as adjusted.

(2)	Delayed Draw Term Loan Facility 1.0 consists of $2.0 billion of principal, net of unamortized debt discount and issuance costs of $36 million.
(3)	Delayed Draw Term Loan Facility 2.0 consists of $3.8 billion of principal, net of unamortized debt discount and issuance costs of $56 million.
(4)	2024 Term Loan Facility consists of $1.0 billion of principal, net of unamortized debt discount and issuance costs of $15 million.
(5)

On March 7, 2025, we entered into the 2025 Term Loan Credit Agreement providing for a $300.0 million unsecured term loan facility. As of the date of this prospectus, there have been no borrowings under the 2025 Term Loan Facility. All unfunded commitments of the lenders under the 2025 Term Loan Facility shall terminate upon the earlier to occur of (i) April 7, 2025 and (ii) the closing of this offering.

The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering and the concurrent share issuance is based on      shares of our Class A common stock outstanding and      shares of our Class B common stock outstanding as of December 31, 2024 (after giving effect to the Capital Stock Conversion, the Class B Conversion, the Option Exercise, and the RSU Net Settlement), and excludes:

•

     shares of our Class A common stock issuable upon the exercise of stock options to purchase shares of our Class A common stock outstanding as of December 31, 2024 under the 2019 Plan, with a weighted-average exercise price of $   per share (after giving effect to the Option Exercise), of which      shares will be exchangeable for an equal number of shares of our Class B common stock at the election of our Co-Founders upon exercise pursuant to their Equity Exchange Rights;

•

     shares of our Class A common stock issuable upon the vesting and settlement of RSUs outstanding as of December 31, 2024 under the 2019 Plan for which the service-based vesting condition was not satisfied as of December 31, 2024 and for which the performance-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based vesting condition of certain of these RSUs through     , 2025, the expected date of this offering, will result in the net issuance of      shares of our Class A common stock in connection with this offering, after withholding an aggregate of      shares of Class A common stock to satisfy the associated estimated tax withholding and remittance obligations (based on the assumed initial public offering price of $   per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed    % tax withholding rate));

•	shares of our Class A common stock issuable upon the vesting and settlement of RSUs granted after December 31, 2024 under the 2019 Plan;

•

607,235 shares of our Class A common stock issuable upon the exercise of warrants to purchase shares of our Class A common stock outstanding as of December 31, 2024, of which 390,365 had an exercise price of $0.01 per share and 216,870 had an exercise price equal to the Regular Warrants Exercise Price;

•

     shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of (i) 187,524 shares of our Class A common stock reserved for future issuance under our 2019 Plan as of December 31, 2024 (which reserve does not reflect the stock options to purchase shares of our Class A common stock and RSUs settleable for shares of our Class A common stock granted after December 31, 2024), (ii)      shares of our Class A common stock reserved for future issuance under our 2025 Plan, which will become effective on the date immediately prior to the date of this prospectus, and (iii)      shares of our Class A common stock reserved for issuance under our 2025 ESPP, which will become effective on the date of this prospectus; and

•

approximately      shares of our Class A common stock that are issuable upon the closing of our acquisition of Weights & Biases, based on the assumed initial public offering price of $   per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus.

On the date of this prospectus, any remaining shares of our Class A common stock available for issuance under our 2019 Plan will be added to the shares of our Class A common stock reserved for issuance under our 2025 Plan, and we will cease granting awards under the 2019 Plan. Our 2025 Plan and 2025 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering and the concurrent share issuance.

As of December 31, 2024, our pro forma net tangible book value was $   million, or $   per share of our common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of December 31, 2024, after giving effect to (i) the Capital Stock Conversion, (ii) the Class B Conversion, (iii) the Option Exercise and the receipt by us of gross proceeds of approximately $     in connection with the Option Exercise, (iv) the filing and effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, and (v) the net issuance of shares of Class A common stock in connection with the RSU Net Settlement, after withholding     shares to satisfy estimated tax withholding and remittance obligations of $   million (based on the initial public offering price of $   per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed   % tax withholding rate).

After giving effect to (i) the sale and issuance of      shares of our Class A common stock in this offering and the concurrent share issuance at an assumed initial public offering price of $   per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the net proceeds therefrom as described in the section titled “Use of Proceeds,” our pro forma as adjusted net tangible book value as of December 31, 2024 would have been $   million, or $   per share. This represents an immediate increase in pro forma net tangible book value of $   per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $   per share to investors purchasing shares of our Class A common stock in this offering and investors being issued shares in the concurrent share issuance at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis to new investors and the concurrent share issuance investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2024 before giving effect to this offering and the concurrent share issuance	$

Increase in pro forma net tangible book value per share attributable to new investors purchasing Class A common stock in this offering and investors being issued shares in the concurrent share issuance

$

Pro forma as adjusted net tangible book value per share immediately after this offering and the concurrent share issuance		$

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering and investors being issued shares in the concurrent share issuance		$

The dilution information discussed above is illustrative only and will change based on, among other things, the actual initial offering price and other terms of this offering determined at pricing, the actual tax withholding rates, as well as the actual amount of RSUs settled in connection with this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $   per share and would increase (decrease) the dilution per share to new investors in this offering and investors being issued shares in the concurrent share issuance by $   per share, assuming the number of shares of our Class A common stock offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of our Class A common stock offered would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering and the concurrent share issuance by $   per share and would increase (decrease) the dilution to new investors and investors being issued shares in the concurrent share issuance by $   per share, assuming the assumed initial public offering price, which is the midpoint of the offering price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share of our Class A common stock after giving effect to this offering and the concurrent share issuance would be $   per share, and the dilution in pro forma as adjusted net tangible book value per share to investors and investors being issued shares in the concurrent share issuance in this offering would be $   per share.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2024, after giving effect to the pro forma adjustments described above, the difference between existing stockholders, new investors purchasing shares of our Class A common stock in this offering with respect to the number of shares purchased from us and investors being issued shares in the concurrent share issuance, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid by investors purchasing shares in this offering or being issued shares in the concurrent share issuance at an assumed offering price of $   per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New public investors							$
Concurrent share issuance investors								N/A

Total		100%		$	100%

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders before this offering to be reduced to    shares, or   % of the total number of shares of our Class A common stock outstanding immediately after the completion of this offering and the concurrent share issuance, and will increase the number of shares held by new investors to    shares, or   % of the total number of shares of our common stock outstanding immediately after the completion of this offering and the concurrent share issuance.

A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $   million, assuming that the number of shares offered by us and the selling stockholders, as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ over-allotment option is exercised in full, our existing stockholders would own  %, our new public investors would own  %, and our concurrent share issuance investors would own  % of the total number of shares of our Class A common stock outstanding upon completion of this offering and the concurrent share issuance.

In addition, to the extent we issue any additional stock options or RSUs or any outstanding stock options are exercised or outstanding RSUs vest and settle, or we issue any other securities or convertible debt in the future, investors will experience further dilution.

The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering and the concurrent share issuance is based on      shares of our Class A common stock outstanding and      shares of our Class B common stock outstanding as of December 31, 2024 (after giving effect to the Capital Stock Conversion, the Class B Conversion, the Option Exercise, and the RSU Net Settlement), and excludes:

•

     shares of our Class A common stock issuable upon the exercise of stock options to purchase shares of our Class A common stock outstanding as of December 31, 2024 under the 2019 Plan, with a weighted-average exercise price of $   per share (after giving effect to the Option Exercise), of which      shares will be exchangeable for an equal number of shares of our Class B common stock at the election of our Co-Founders upon exercise pursuant to their Equity Exchange Rights;

•

     shares of our Class A common stock issuable upon the vesting and settlement of RSUs outstanding as of December 31, 2024 under the 2019 Plan for which the service-based vesting condition was not satisfied as of December 31, 2024 and for which the performance-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based vesting condition of certain of these RSUs through    , 2025, the expected date of this offering, will result in the net issuance of     shares of our Class A common stock in connection with this offering, after withholding an aggregate of     shares of Class A common stock to satisfy the associated estimated tax withholding and remittance obligations (based on the assumed initial public offering price of $   per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed   % tax withholding rate));

•	shares of our Class A common stock issuable upon the vesting and settlement of RSUs granted after December 31, 2024 under the 2019 Plan;

•

607,235 shares of our Class A common stock issuable upon the exercise of warrants to purchase shares of our Class A common stock outstanding as of December 31, 2024, of which 390,365 had an exercise price of $0.01 per share and 216,870 had an exercise price equal to the Regular Warrants Exercise Price;

•

     shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of (i) 187,524 shares of our Class A common stock reserved for future issuance under our 2019 Plan, as of December 31, 2024 (which reserve does not reflect the stock options to purchase shares of our Class A common stock and RSUs settleable for shares of our Class A common stock granted after December 31, 2024), (ii)      shares of our Class A common stock reserved for future issuance under our 2025 Plan, which will become effective on the date immediately prior to the date of this prospectus, and (iii)      shares of our Class A common stock reserved for issuance under our 2025 ESPP, which will become effective on the date of this prospectus; and

•

approximately      shares of our Class A common stock that are issuable upon the closing of our acquisition of Weights & Biases, based on the assumed initial public offering price of $   per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus.

On the date of this prospectus, any remaining shares of our Class A common stock available for issuance under our 2019 Plan will be added to the shares of our Class A common stock reserved for issuance under our 2025 Plan, and we will cease granting awards under the 2019 Plan. Our 2025 Plan and 2025 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with our consolidated financial statements and related notes, and other financial information, included elsewhere in this prospectus. In addition to our historical results of operations and financial position, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.” Our historical results are not necessarily indicative of the results to be expected for any period in the future, and results for any interim period should not be construed as an inference of what our results would be for any full year or future period.

Overview

CoreWeave powers the creation and delivery of the intelligence that drives innovation.

We are the AI HyperscalerTM driving the AI revolution. Our CoreWeave Cloud Platform consists of our proprietary software and cloud services that deliver the software and software intelligence needed to manage complex AI infrastructure at scale. Our platform supports the development and use of ground-breaking models and the delivery of the next generation of AI applications that are changing the way we live and work across the globe—our platform is trusted by some of the world’s leading AI labs and AI enterprises, including Cohere, IBM, Meta, Microsoft, Mistral, NVIDIA, and OpenAI.

Our CoreWeave Cloud Platform includes:

•

Infrastructure Services. A fully-managed AI infrastructure layer that provides our customers with access to advanced GPU and CPU compute and highly performant networking, supported by DPUs, and storage.

•

Managed Software Services. Our proprietary compute orchestration and management layer that includes CKS, which schedules and orchestrates complex AI workloads, VPC, which provides a flexible, secure, and isolated private cloud, and our Bare Metal service, which runs Kubernetes directly on bare metal instances.

•

Application Software Services. Our dedicated software tools such as SUNK and Tensorizer, which allow customers to run Slurm-based workloads on top of Kubernetes, colocate training and inference jobs, and achieve high-speed model loading through efficient model checkpointing. Our recently announced acquisition of Weights & Biases positions us to extend our application software services offering to include additional developer-focused capabilities for the training of models and development of AI applications following closing of our acquisition.

•

Mission Control and Observability Software. Our lifecycle management and monitoring software that delivers advanced cluster validation, proactive health checking capabilities, and comprehensive observability capabilities through a customer-centric dashboard experience.

Our CoreWeave Cloud Platform is hosted in our distributed network of active purpose-built data centers and gives customers access to the latest AI infrastructure, which includes the latest and most advanced high-performance GPUs, CPUs, DPUs, networking, and storage components that collectively enable the development and deployment of AI models. Our customers often make large infrastructure commitments to us structured as take-or-pay contracts with terms that are typically two to five years in length. These commitments provide us with highly visible, recurring revenue, and demonstrate the rapid adoption of our platform as customers recognize our differentiated capabilities and performance advantages. As of December 31, 2024, we had $15.1 billion of remaining performance obligations, reflecting an increase of 53%, from $9.9 billion as of December 31, 2023.

Some of the most ambitious compute-intensive projects in the world are powered by our platform, and our business has grown rapidly since our inception. Our revenue was $16 million, $229 million, and $1.9 billion for the years ended December 31, 2022, 2023, and 2024, respectively, representing year-over-year growth of 1,346% and

737%, respectively. During these periods, we continued to invest in growing our business to capitalize on our market opportunity. As a result, our net loss for the years ended December 31, 2022, 2023, and 2024 was $31 million, $594 million, and $863 million, respectively. Our adjusted net loss for the years ended December 31, 2022, 2023, and 2024 was $27 million, $45 million, and $65 million, respectively. See the section titled “—Non-GAAP Financial Measures” for information regarding our use of adjusted net loss and a reconciliation of net loss to adjusted net loss.

Key Milestones Since Launching our CoreWeave Cloud Platform

Since we launched our CoreWeave Cloud Platform in 2020, we have achieved multiple milestones in scaling our infrastructure, breaking performance records for AI workloads, significantly growing our revenue and remaining performance obligations, and raising capital to finance our expansion. The timeline that follows summarizes select milestones we have achieved since we launched our CoreWeave Cloud Platform.

Key Milestones

- Commercial
- Product Releases
- Capital Markets
- M&A

2020
Launched CoreWeave Cloud Platform, delivered as a Serverless Kubernetes Service

June 2021
Deployed largest fleet of NVIDIA A40 GPUs in North America

July 2021
Strategic partner and early adopter promoted to the highest level within the NVIDIA Partner Network program for Cloud Partners.

Feb 2022
Signed first committed contract

Sept 2022
Object Storage Launch

Oct 2022
Tensorizer Launch

Mar 2023
Among first to market at commercial scale with NVIDIA H100

Mar 2023
SUNK and Nimbus-DPU Launch

Apr 2023
Initial close of Series B; All closings total $421MM

Jun 2023
CoreWeave H100 cluster set record at time of submission for MLPerf GPT-3 LLM training benchmarking in < 11 minutes

Aug 2023
Closed $2.3Bn private debt raise

Aug 2023
CoreWeave Kubernetes Service and Premium File Storage System

Q4 2023
Approximately $10Bn in RPO

Q1 2024
Surpassed 100MW of Installed Data Center capacity

May 2024
Announced $1.1Bn Series C and $7.5Bn private debt raise (later increased to $7.6Bn)

Jun 2024
Signed deal for 200MW capacity with expansion options

Aug 2024
Among first to market at commercial scale with NVIDIA H200

Oct 2024
Completed expansion options for total capacity of 500MW

Oct 2024
AI Object Storage Launch

Q4 2024
More than $15Bn in RPO

Feb 2025
First to deliver NVIDIA GB200 NVL72-based instances in general availability

March 2025
Announced acquisition of Weights & Biases *(pending closing)*

Our Business Model

We generate revenue by selling access to our AI infrastructure and proprietary managed software and application services through our CoreWeave Cloud Platform. Access to our platform, including compute, networking, managed software services, and application software services, is currently priced on a per GPU per hour basis. Storage is sold separately on a per gigabyte per month basis.

Ways Our Customers Buy from CoreWeave

Our customers purchase our CoreWeave Cloud Platform services through either committed contracts or on-demand.

Committed Contracts

•

We generate substantially all of our revenue from committed long-term contracts. Revenue from committed contracts is derived from sales of access to our CoreWeave Cloud Platform where customers reserve capacity over the contract length, typically two to five years, on a take-or-pay basis. For the years ended December 31, 2022, 2023, and 2024, committed contracts accounted for 20%, 88%, and 96% of our revenue, respectively. Our committed contract customers are AI labs and AI enterprises who require massive volumes of specialized compute at scale for high-intensity AI workloads. The vast majority of our committed contracts revenue is from contracts with customers with investment grade ratings, giving us confidence in the expected cash flows from these contracts.

•

Committed contracts are generally structured as take-or-pay arrangements whereby a customer is provided reserved capacity access to our platform over the contract term. For these arrangements, revenue is generally recognized ratably throughout the contract duration based on the customer’s reserved and committed use of capacity. Committed contracts generally have a fixed price for their duration, which is measured on a dollar per contracted GPU per hour basis, and are billed monthly based on the customer’s reserved usage commitments. Committed contracts generally have a predetermined term and start either on a fixed date or when we deliver the capacity specified in the contract. As of December 31, 2024, our committed contracts had a weighted-average contract duration of approximately four years. In the event we deliver GPU capacity to a customer prior to the specified start date for a contract, we typically bill on a per hour basis at the contracted price for the subset of systems that are delivered in advance of the commencement date.

•	Our committed contracts generally follow a contract to cash cycle that can be broken into three main phases: (1) contract signing, (2) infrastructure purchase and installation, and (3) go-live.

•

Contract signing. When we execute a committed contract, we typically receive a prepayment from our customer. The prepayment generally offsets customer payments due at the end of the contract. Upon receipt of the prepayment, we record the cash received as an asset and recognize a corresponding liability for deferred revenue. As of December 31, 2022, 2023, and 2024, the weighted-average prepayment across all our active contracts was 15% to 25% of the TCV. We expect that this percentage will continue to fluctuate over time, as we continue to scale our operations and evolve our go-to-market strategy, customer base, and the use cases for our platform.

•

Infrastructure purchase and installation. Generally, we enter into a purchase order for new infrastructure components from our suppliers concurrently with entering into a customer contract, thereby avoiding unutilized capacity. We leverage our strong supplier relationships to secure access to the latest AI technologies for our customers, including GPUs. We pay our suppliers upon delivery of these systems. We then install the systems, which typically occurs over a three-month period. During the installation phase, certain costs for installation are capitalized.

•	Go-live. Once installation is complete, the contract goes live, and we start to recognize revenue. Revenue is recognized ratably throughout the contract duration, and we bill our customers on a monthly basis in arrears. Generally, in the final months of the contract, the initial customer prepayment is credited against amounts that would otherwise be billed, and no additional cash is collected by us. In certain instances, the initial prepayment is applied to amounts that would have otherwise been billed in the beginning months of the go-live phase of the contract.

•

Once a contract concludes, we seek to maximize the value of our associated GPU capacity. We do this by monetizing the infrastructure underlying the previously expired contract to other committed contract customers for the remainder of its economic life or to a consumption pool to be monetized on-demand. For example, we have successfully deployed former generation A100 GPUs into new contracts with the same or new counterparties, maintaining high utilization rates and extending their economic life.

On-Demand

•

We also sell on-demand access to our platform. On-demand access is billed monthly in arrears on a pay-as-you-go basis for the hourly usage of our platform. We recognize revenue from these arrangements at time of usage. Historically, a majority of our revenue from on-demand access to our platform has been from customers who have committed contracts with us and needed short-term access to additional compute capacity that they can scale up and down as needed to serve burst workloads.

The Scale of Our Platform Technology and Infrastructure

We invest in our platform through capital investments in our AI infrastructure and research and development spend on our software that automates, manages, and orchestrates our platform. We believe the scale of our platform provides a strong and durable competitive advantage for us. Of our total deployed GPUs, which exceeded 250,000 as of December 31, 2024, a majority were NVIDIA Hopper models, representing one of the world’s largest next generation GPU fleets. Additionally, we were among the first cloud providers to deploy high-performance infrastructure with NVIDIA H100, H200, and GH200, and the first cloud provider to make NVIDIA GB200 NVL72-based instances generally available demonstrating our ability to provide our customers with market-leading access to the latest cutting-edge technology. Our investments in our software engineering capabilities that drive our managed software and application services as well as our Mission Control and Observability software are key to our ability to deliver some of the world’s largest and most performant compute clusters. These investments unlock the performance of our GPU clusters, and we continue to release additional updates to our cloud software services to further enhance the capabilities of our infrastructure. For example, in the last two years we have released major products including CKS, Mission Control, Object Storage, and SUNK, all of which accelerate the ability of our customers to train models and run inference.

Attractive Unit Economics

We benefit from attractive unit economics underpinned by committed multi-year customer contracts and the long estimated economic life of our infrastructure. The initial prepayments from our customers and the investment grade credit ratings of some of our largest customers provide us with a high degree of confidence in our expected cash flows from signed contracts.

Additionally, we benefit from rapid time-to-value on our infrastructure investments. Using committed contracts that were in effect as of December 31, 2024 as a basis, we anticipate that our average cash payback period, including prepayments from customers, will be approximately 2.5 years. Our cash payback period is the time we anticipate it would take to break-even on our investment in GPUs and other property and equipment through adjusted EBITDA. The cash payback period reflects how efficiently we monetize our compute resources, providing a measure of the speed at which capital invested is expected to generate returns. The calculation is performed on a per-GPU basis, starting with the estimated cash spent on property and equipment (calculated as change in total property and equipment excluding the change in construction in progress) during the quarter, divided by the number of GPUs that went into service in the period. This investment is then adjusted for any prepayments received from customers under committed contracts, resulting in the net cash outlay on a per-GPU basis. This net figure is then divided by the product of our adjusted EBITDA margin and the average annualized committed contract revenue per GPU for the period. Given contract lengths generally range between two to five years, and the economic life of our infrastructure assets exceeds the typical contract length according to our estimates, our business model can generate attractive returns by creating opportunities to re-contract infrastructure after a customer’s initial contract expires. We closely monitor our unit economics to ensure that we continue to generate the highest possible return on invested capital at scale.

Customers and Go-to-Market Strategy

Our sales organization is focused on a direct named account strategy to drive demand from the world’s leading AI labs and AI enterprises. We supplement this with a product-led growth (“PLG”) motion serving individual users and developers working at AI labs and AI enterprises. We intend to further invest in sales and marketing to target broader enterprise customers on a direct basis over time, leveraging partnerships with other participants in the data infrastructure and AI ecosystem to extend our customer reach, and further penetrate our total addressable market opportunity. We expect that the announced acquisition of Weights & Biases, which, following closing of the acquisition, allows us to expand our customer acquisition capabilities, will accelerate our planned investment in sales and marketing. The successful execution of our sales and marketing strategy will depend, among other things, on our ability to successfully build and expand our sales organization and operations and identify, recruit, train, and manage sales personnel which may require significant time, expense, and attention, including from our senior management and other key personnel. These risks are more fully described in the section titled “Risk Factors.”

We believe that enterprises of all sizes will need to integrate AI into their businesses in order to preserve and grow their competitive advantages. We have initially targeted a small cohort of massive enterprises and well-funded AI labs, such as Cohere, Meta, Microsoft, Mistral, NVIDIA, and OpenAI, that are consuming vast amounts of compute to train the next generation of foundational models, providing AI inference to customer or consumer queries, developing new AI-native products, incorporating AI into their existing products, and performing engineering development and research. Often, our target customers act as the means through which our CoreWeave Cloud Platform powers a downstream set of AI applications for a broad base of organizations, developers, and consumers.

We partner closely with our customers so that we can help them achieve their commercial objectives, which has positioned us as at the cornerstone of the evolving AI ecosystem. In addition, our customer focus has allowed us to scale rapidly and benefit from the advantages of operating at scale in this market, and has enabled us to evolve our platform in lockstep with the most cutting-edge foundational models, thereby strengthening our engineering advantage. Over time, as AI model training and inference broadens to a larger group of organizations, we intend to broaden our reach to a larger base of enterprises that are deploying AI.

Our CoreWeave Cloud Platform is mission critical to our customers. Our ability to deliver high-performance AI infrastructure has established us as a critical partner to our customers and has allowed us to create long-term, durable relationships that expand over time. As evidence of this, three of our top five committed contract customers by TCV as of December 31, 2024 signed agreements for additional capacity within 12 months of their respective initial purchase dates. These agreements, measured during each respective 12-month period from the initial date of signing, represent a cumulative increase of approximately $7.8 billion in committed spend and a multiple of approximately 4x on initial contract value. Our deep relationships with customers are a competitive advantage, and our first-to-market track record with highly performant technology gives customers confidence in choosing CoreWeave.

Robust Supply Chain Relationships

We believe that success as a leading AI cloud platform is driven by, and dependent upon, deep, entrenched relationships with other pioneering AI ecosystem innovation leaders and access to a resilient and reliable supply of cutting-edge AI infrastructure such as GPUs, and data center equipment such as high-speed interconnects and liquid cooling systems. It also requires having optimized data center space (location, size, technical design, capacity ramp timelines, and the right unit costs) as well as the necessary power supply. We believe that access to power is, and will remain, a major bottleneck to the development of AI and will necessitate novel and creative power solutions. We have, and will continue to, relentlessly and creatively explore additional opportunities to add power capacity, as demonstrated by our agreement with Core Scientific for more than 500 MW of capacity as of December 31, 2024.

Today, the majority of our data center footprint is leased from leading data center providers where we pay all or our proportional share of the operating expenses in addition to rent, including real estate taxes, building insurance, maintenance, water, and power expenses. Our team has a depth of experience in hedging and risk managing power costs.

Our physical technology infrastructure is an essential component of our differentiation. We integrate cutting-edge design standards into our data centers, which incorporate specific design features customized for the performance requirements of AI workloads. This involves working with the data center owners from whom we lease data centers to expand and modify existing infrastructure and accommodate features such as high-density power distribution units, liquid cooling, and high-performance networking with thousands of miles of fiber cables. Furthermore, we work to ensure there is inter-data center connectivity including ring redundancy and dark fiber connectivity. Additionally, we have developed close relationships with leading chipmakers and OEMs, which, together with our dedicated infrastructure management and orchestration software, have helped enhance our ability to deliver the fastest, at-scale deployments of their hardware in a highly performant and reliable manner.

The capital expenditures for these components of our supply chain are significant and are reflected on our balance sheet as property and equipment once they are installed and operational. Some of these investments, namely the systems that we acquire, are classified on our balance sheet as Construction in Progress (“CIP”), which is part of property and equipment, when first acquired, and, once placed in service, are reclassified to Equipment within property and equipment and begin depreciating. The time between when systems are purchased and when they are installed is typically three months. We believe it is important to track our property and equipment, net of CIP, as this represents the effective compute from our infrastructure base that is in production and actively contributing to operations.

Over time, we may own data centers in addition to leasing them. While this would significantly increase our upfront capital expenditures, it would allow us to exert more control over our data center delivery timeline and we expect it would reduce our operating costs. It would also increase our ability to more directly manage data center design to ensure we can build in the required configurations for highly performant networking and power infrastructure and liquid cooling systems, which enable greater rack density and power efficiency.

Just-In-Time Funding Model

One of the largest cash expenses in our business is the purchase of AI infrastructure components to power our CoreWeave Cloud Platform. We utilize a combination of debt and equity financing as well as cash flow from operations to fund the cost of infrastructure components.

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We typically do not submit purchase orders for systems without having a committed contract that matches the level of compute generated by such systems. We generally submit purchase orders for systems on a just-in-time basis at the time of contract signing. This ensures that, generally, we provide infrastructure to customers as needed, versus making large investments without certainty of payback.

•

Additionally, we have a proven track record of securing large asset-backed debt facilities to enable rapid scaling of our business model. These facilities consist of amortizing delayed draw term loans (“DDTLs”) that are collateralized with the assets underlying the contributed contracts and the pledged contractual cash flows, generally from investment grade counterparties. They are drawn as we build infrastructure to support customer requirements, and amortize over time as contracted cash flows are generated in a regular and predictable manner, with excess cash made available to us. As we have scaled, we have managed to drive lower cost of capital across our financings.

As of December 31, 2024, we had secured a cumulative $9.9 billion in financing commitments through our DDTLs. We secured $2.3 billion through the DDTL 1.0 Facility in July 2023 and subsequently secured $7.6 billion of commitments through the DDTL 2.0 Facility that was first announced in May 2024. In addition to our DDTLs, we have capitalized our business through other financing arrangements including a $650 million revolving credit facility, a $1.0 billion term loan facility, and an aggregate notional amount of $1.3 billion of equipment financing as of December 31, 2024. We plan to continue to look for the most efficient financing strategies to enable us to scale our business with greater access to capital at lower costs.

Key Factors Impacting Our Performance

We believe the growth and success of our business depends on a number of key factors. These factors each present significant opportunities for our business, but also pose challenges that we must address in order to sustain our rapid growth and ensure the durability of our CoreWeave Cloud Platform.

Adoption of AI in Society

The development and early adoption of AI models and the products built on top of them have contributed to our growth to date and our future success will depend in part on the continued adoption of AI. We believe AI is still in the early stages of its commercialization and that demand for model training and inference will continue to scale as organizations embrace new use cases for AI and experience the productivity and efficiency gains associated with deploying AI products. The infrastructure that supports the use cases for AI is expected to continue improving as new generations of AI technologies are released and their performance continues to improve. Moreover, the volume of data on which models are trained is expected to continue to increase as more data is produced and becomes accessible to foundational models. As AI becomes more widespread, chip technology continues to improve, the amount of available data for training grows and companies continue to invest in infrastructure for AI, we believe that the adoption of AI will scale significantly.

Securing Sufficient Power Capacity

We believe the data center installed base will need to scale significantly over the course of the coming years in terms of both space and power to keep pace with demand for AI products and high-performance compute. As of December 31, 2022, we had three data centers running more than 17,000 GPUs in total and supported by approximately 10 MW of active power, which grew to 10 data centers running more than 53,000 GPUs in total and supported by more than 70 MW of active power as of December 31, 2023, and grew further to 32 data centers running more than 250,000 GPUs in total and supported by more than 360 MW of active power as of December 31, 2024. Our total contracted power extends to approximately 1.3 GW as of December 31, 2024, which we expect to roll out over the coming years. Importantly, our power capacity is available in large individual deployments that are capable of serving large infrastructure clusters, which is critical for our larger customers. We plan to continue to build out our access to power capacity and explore alternative energy solutions to support our growing capacity needs, including, but not limited to non-emitting sources of power. We believe that limited access to power will favor platforms like ours that are purpose-built to deliver maximum performance from a constrained pool of resources.

Maintaining a Robust Supply Chain to Service AI and High-Performance Compute Requirements

Our future success depends in part on our access to the latest generation of high-performance chips and ancillary hardware, including GPUs, and other high-performance networking and storage equipment required to run our CoreWeave Cloud Platform. We have established close relationships with chipmakers and OEMs over time to secure our supply of hardware components and continue to strengthen these relationships through our demonstrated ability to deliver leading-edge compute at unparalleled scale and speed. Our future success also depends on our ability to access components such as chillers and HVAC systems for liquid cooling to maintain our data center infrastructure. We work actively with our suppliers on future capacity to ensure that our future resource needs are met while continuing to develop our relationships with leading component providers to incorporate the latest hardware innovations and assemble highly performant AI compute solutions for our customers.

Investing in Innovation and Technology Leadership

Our success is dependent on our ability to sustain innovation and technology leadership in order to maintain the competitive advantage of our solution and to bring the latest GPUs to market faster than our competition. We pioneered2 the AI Hyperscaler and have been able to nurture a unique technological differentiation across our CoreWeave Cloud Platform and a specialization in serving AI workloads. We have built a highly differentiated full stack solution for running AI training and inference workloads at maximum performance and efficiency, which we intend to continue to adapt and evolve with the support of our AI specific expertise. We plan to maintain our prioritization of investments in our engineering and product teams to continue to extend our technology leadership in AI infrastructure. Our engineering-led culture, coupled with our team’s embedded philosophy of embracing complex technical challenges, will be a critical factor to our future performance and in our ability to continue innovating.

Our CoreWeave Cloud Platform is a critical part of the daily operations of the AI developers and providers of AI products and services that rely on our platform to train and inference their models. We remain committed to investing in and growing our business through continued technology leadership and expansion of our software suite to further optimize and enhance AI compute.

Driving More Workloads from Existing Customers

We have strategically aligned with some of the world’s leading AI labs and AI enterprises that are building the next generation of foundational models and providing AI capabilities to organizations across the world. These AI leaders are the primary channel through which many non AI-native organizations access the benefits of AI today, given that they deliver AI-powered products and services that leverage our infrastructure to users without requiring them to build and run their own models. We are focused on continuing to capture AI cloud spend across these organizations as they train new models and build new AI capabilities for businesses and individuals, and focused on enabling them to maintain their innovation edge and accelerate the speed to market of their next generation of models. The significant benefits we deliver to these customers in terms of overall performance, efficiency, and reduced cost of ownership results in them making large initial commitments and expanding those commitments with us over time. As of December 31, 2024, we had $15.1 billion of remaining performance obligations, reflecting an increase of 53%, from $9.9 billion as of December 31, 2023. Driving the continued retention and expansion of our customers will depend on our ability to handle the scale, performance, and efficiency required to accelerate their path to market and enable them to produce better AI products and services. Given the large initial commitments customers make for access to our CoreWeave Cloud Platform, we expect the growth of our remaining performance obligations to be in steps, which may include periods of decline, versus a smooth linear trajectory.

[2]

Based on the capabilities of our platform, solutions, and services as compared to competing hyperscalers, our track record of being among the first to deliver bleeding-edge infrastructure and technology, and our collaboration with leading data center providers and AI labs and AI enterprises to accelerate innovative technology and infrastructure in the AI cloud computing industry.

Increasing Customer Adoption of our CoreWeave Cloud Platform

We expect to see increasing adoption of AI globally as both existing industries innovate with AI and new industries arise. We anticipate that AI will expand beyond first movers to a broader set of enterprises that will utilize AI to drive internal efficiencies and implement AI into their products and services. These organizations are in their early stages of adopting the latest innovations in AI such as Generative AI, and are currently focused on running proof-of-concepts, adapting foundational models to optimize them for their specific use-cases and infusing them with their proprietary data for a broad range of vertical applications, from high frequency trading to drug discovery. As AI model capabilities grow and become more accessible and cheaper, we also expect to see the birth of new industries and use cases, which we may not be able to precisely anticipate today. Over time, as more non-AI-native organizations across a broader spectrum of industries run training and inference workloads on their own proprietary models, and as new industries with additional workload demands emerge, we believe we will be uniquely positioned to capture those workloads on our CoreWeave Cloud Platform. Our globally distributed and elastic infrastructure, which is optimized for performance and low latency, and our software stack, which makes it easy to deploy, manage, and monitor, are ideally suited to run and scale these workloads seamlessly. Successful acquisitions of new customers across these organizations will depend upon our ability to continue evolving our go-to-market organization and strategy, sufficient demand for AI compute, demand from end users of AI-enabled products and services, and overall pricing and competition. Our recently announced acquisition of Weights & Biases positions us to accelerate our customer acquisition through broader exposure to the developer community and through the expansion of our application software services offering. We expect that, following closing of the acquisition, the integration of Weights & Biases’ sales personnel and technology roadmap will increase our sales and marketing spend and technology and infrastructure spend respectively. Lastly, if AI is not broadly adopted by the enterprises to the extent we expect, or if new use cases do not arise, then our opportunity may be smaller than we expect.

Improving our Cost of Capital

Our business is driven by investments in infrastructure that is foundational to our platform. In order to fund these investments, we have pioneered and scaled innovative financing structures that have enabled us to grow our business at a rapid pace through timely and flexible access to capital. These include our use of DDTLs that are collateralized by contractual cash flows and infrastructure assets. These structures have allowed us to leverage the valuable infrastructure underpinning our contracts, the strong credit quality of many of our customers, and high visibility of our customer payments to drive down our cost of capital. We have also incorporated features such as investment grade tranches, as in the case of the DDTL 2.0 Facility, to further reduce our cost of capital. We expect our cost of capital to continue declining as we benefit from economies of scale and access new forms of financing including asset backed securitizations and rated parent level debt. We expect this trajectory towards a lower cost of capital to enable us to accelerate growth at the pace of innovation and help drive continued investments in the most cutting-edge technology. However, our ability to lower our cost of capital depends upon a number of factors, many of which are beyond our control, including broader macroeconomic conditions. If we are unable to continue lowering our cost of capital, our ability to effectively compete, especially with larger competitors that have greater financial and other resources, as well as our operating results, financial condition, and business, may be adversely impacted.

Components of Results of Operations

Revenue

We generate revenue by providing our customers with cloud computing services, including compute enabled by our software and infrastructure optimized for AI and high-performance computing. Our customers purchase our CoreWeave Cloud Platform services through either committed contracts or on-demand. Our revenue primarily comes from committed contracts.

Cost of Revenue

Cost of revenue primarily consists of direct costs for data centers, including costs associated with our facilities, such as rent, utilities including power, personnel costs for employees involved in data center operations and customer success, including salaries, bonuses, benefits, stock-based compensation expense, and other related expenses and depreciation and amortization, including depreciation of power installation and distribution systems.

We expect our cost of revenue to increase in absolute dollar terms as we continue to grow our platform and expand our customer base. However, we anticipate that cost of revenue may fluctuate as a percentage of revenue in the future due to the timing of when we achieve economies of scale and operational efficiencies.

Technology and Infrastructure

Technology and infrastructure expense consists of costs associated with our infrastructure, such as depreciation and amortization related to our servers, switches, networking equipment and internally developed software, personnel costs for employees associated with research and development of new and existing products and services or with maintaining our computing infrastructure, such as salaries, bonuses, benefits, stock-based compensation expense, travel expenses, and other related expenses, and costs related to software subscriptions.

We expect our technology and infrastructure expense to increase in absolute dollars as we continue to focus on growth and innovation. However, we anticipate technology and infrastructure may fluctuate as a percentage of revenue in the future due to the timing of investments in our platform, as well as when we achieve economies of scale and operational efficiencies.

Sales and Marketing

Sales and marketing expense consists of personnel costs associated with selling and marketing our CoreWeave Cloud Platform, such as salaries, stock-based compensation expense, commissions, bonuses, travel expenses, and other related expenses, third-party professional services costs, and advertising costs associated with marketing programs.

General and Administrative

General and administrative expense consists of costs associated with corporate functions including our finance, legal, human resources, IT, and facilities. These costs include personnel costs, such as salaries, bonuses, benefits, stock-based compensation expense, and other related expenses, third-party professional services costs, such as legal, accounting, and audit services, corporate facilities, depreciation for equipment, furniture, and fixtures, and other costs necessary to operate our corporate functions, including expenses for non-income taxes, insurance, and office rental.

We expect to incur additional expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations, and professional services.

Loss on Fair Value Adjustments

Loss on fair value adjustments consists of gains and losses as a result of recording our derivative and warrant liabilities at fair value at the end of each reporting period, as well as recording our warrants and embedded derivatives prior to settlement of the associated instruments.

Interest Expense, Net

Interest expense, net consists of interest associated with our finance leases, notes, and loans, and amortization of discount, debt issuance costs associated with our debt obligations and undrawn fees. Interest expense, net is reflected net of capitalized interest.

Other Income, Net

Other income, net consists of investment income, gain (loss) on extinguishment of debt, interest income, and other non-operating gains and losses.

Provision for (benefit from) Income Taxes

The provision for (benefit from) income taxes consists primarily of income taxes in certain federal, state, local and foreign jurisdictions in which we conduct business. Foreign jurisdictions typically have different statutory tax rates from those in the United States. Accordingly, our effective tax rates may vary depending on the impact of the valuation allowance and nondeductible fair value adjustments to derivatives, as well as the relative proportion of foreign income to domestic income, generation of tax credits, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated:

	Year Ended December 31,
	2022	2023	2024
	(in thousands)
Revenue	$15,830	$228,943	$1,915,426

Operating expenses:
Cost of revenue(1)	12,122	68,780	493,350
Technology and infrastructure(1)	18,106	131,855	960,685
Sales and marketing(1)	2,481	12,917	18,389
General and administrative(1)	6,001	29,842	118,644

Total operating expenses	38,710	243,394	1,591,068

Operating income (loss)	(22,880)	(14,451)	324,358
Loss on fair value adjustments	(2,884)	(533,952)	(755,929)
Interest expense, net	(9,444)	(28,404)	(360,824)
Other income, net	192	18,760	48,194

Loss before provision for (benefit from) income taxes	(35,016)	(558,047)	(744,201)
Provision for (benefit from) income taxes	(4,150)	35,701	119,247
Net loss from continuing operations	$(30,866)	$(593,748)	$(863,448)

Net loss from discontinued operations, net of tax	$(189)	$—	$—

Net loss	$(31,055)	$(593,748)	$(863,448)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2022	2023	2024
	(in thousands)
Cost of revenue	$133	$694	$1,307
Technology and infrastructure	624	7,100	10,137
Sales and marketing	74	1,740	3,408
General and administrative	659	5,620	16,635

Total stock-based compensation expense	$1,490	$15,154	$31,487

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the periods indicated:

	Year Ended December 31,
	2022	2023	2024
Revenue	100%	100%	100%
Operating expenses:
Cost of revenue	77	30	26
Technology and infrastructure	114	58	50
Sales and marketing	16	6	1
General and administrative	38	13	6

Total operating expenses	245	106	83

Operating income (loss)	(145)	(6)	17
Loss on fair value adjustments	(18)	(233)	(39)
Interest expense, net	(60)	(12)	(19)
Other income, net	1	8	3

Loss before provision for (benefit from) income taxes	(221)	(244)	(39)
Provision for (benefit from) income taxes	(26)	16	6

Net loss from continuing operations	(195)	(259)	(45)

Net loss from discontinued operations, net of tax	(1)	—	—

Net loss	(196)%	(259)%	(45)%

Note:	Totals may not sum due to rounding.

Comparison of the Year Ended December 31, 2023 and 2024

Revenue

	Year Ended December 31,
	2023	2024	Change	% Change
	(dollars in thousands)
Revenue	$228,943	$1,915,426	$1,686,483	737%

Revenue for the year ended December 31, 2024 increased by $1.7 billion, or 737%, compared to the year ended December 31, 2023. This substantial growth was related to increased demand from both existing and new customer contracts and our ability to rapidly scale our operations, emphasizing the strength of our customer relationships and our ability to meet the evolving needs of the industry. Over 95% of the increase in revenue was attributable to expansion within our existing customer base and the remaining increase was attributable to new customers.

Cost of Revenue

	Year Ended December 31,
	2023	2024	Change	% Change
	(dollars in thousands)
Cost of revenue	$68,780	$493,350	$424,570	617%
Percentage of revenue	30%	26%

Cost of revenue for the year ended December 31, 2024 increased by $425 million, or 617%, compared to the year ended December 31, 2023. This increase was attributable to higher costs directly related to running our data centers to support the significant increase in customer demand, driven by the successful deployment of new data centers, which resulted in an increase in rent expense of approximately $290 million, an increase in data center utilities and power spend of approximately $76 million, an increase in personnel costs of approximately $22 million, which includes headcount growth of employees directly associated with data centers, and an increase in depreciation and amortization related to power installation and distribution systems of approximately $18 million.

Technology and Infrastructure

	Year Ended December 31,
	2023	2024	Change	% Change
	(dollars in thousands)
Technology and infrastructure	$131,855	$960,685	$828,830	629%
Percentage of revenue	58%	50%

Technology and infrastructure expense for the year ended December 31, 2024 increased by $829 million, or 629%, compared to the year ended December 31, 2023. This increase was attributable to an increase in depreciation and amortization of approximately $742 million, from $101 million for the year ended December 31, 2023, to $843 million for the year ended December 31, 2024, resulting from investments in our platform and servers, switches, and other networking equipment fixed assets within our infrastructure, as well as an increase of approximately $56 million of personnel costs and an increase of approximately $45 million of equipment support and software expenses.

Sales and Marketing

	Year Ended December 31,
	2023	2024	Change	% Change
	(dollars in thousands)
Sales and marketing	$12,917	$18,389	$5,472	42%
Percentage of revenue	6%	1%

Sales and marketing expense for the year ended December 31, 2024 increased by $5 million, or 42%, compared to the year ended December 31, 2023. This increase was attributable to an increase of approximately $3 million in personnel costs to help our efforts in driving customer demand.

General and Administrative

	Year Ended December 31,
	2023	2024	Change	% Change
	(dollars in thousands)
General and administrative	$29,842	$118,644	$88,802	298%
Percentage of revenue	13%	6%

General and administrative expense for the year ended December 31, 2024 increased by $89 million, or 298%, compared to the year ended December 31, 2023. This increase was attributable to an increase of approximately $41 million in personnel-related expenses, which includes headcount growth to support our expanding operations. Professional services expenses also increased by approximately $28 million, primarily from accounting, tax, legal, and advisory services necessary to support our growth and public company preparation activities. Additional increases of approximately $10 million were attributable to higher overhead costs, including facilities expenses and software costs.

Loss on Fair Value Adjustments

	Year Ended December 31,
	2023	2024	Change	% Change
	(dollars in thousands)
Loss on fair value adjustments	$(533,952)	$(755,929)	$(221,977)	42%

Loss on fair value adjustments for the year ended December 31, 2024 increased by $222 million, or 42%, compared to the year ended December 31, 2023. This increase was driven by an increase in the valuation of derivatives and warrants tied to our common stock and redeemable convertible preferred stock within the periods presented.

Interest Expense, Net

	Year Ended December 31,
	2023	2024	Change	% Change
	(dollars in thousands)
Interest expense, net	$(28,404)	$(360,824)	$(332,420)	1,170%

Interest expense, net for the year ended December 31, 2024 increased by $332 million, or 1,170%, compared to the year ended December 31, 2023. This increase was attributable to higher borrowing levels under our Credit Facilities, resulting in an increase in interest expense, partially offset by capitalized interest associated with investments in our platform and data center infrastructure.

Other Income, Net

	Year Ended December 31,
	2023	2024	Change	% Change
	(dollars in thousands)
Other income, net	$18,760	$48,194	$29,434	157%

Other income, net for the year ended December 31, 2024 increased by $29 million, or 157%, compared to the year ended December 31, 2023. This increase was attributable to an increase in investment income of approximately $30 million and interest income of approximately $15 million, partially offset by a loss on extinguishment of debt of approximately $11 million.

Provision for Income Taxes

	Year Ended December 31,
	2023	2024	Change	% Change
	(dollars in thousands)
Provision for income taxes	$35,701	$119,247	$83,546	234%
Effective tax rate	(6)%	(16)%

Provision for income taxes for the year ended December 31, 2024 increased by $84 million, or 234%, compared to the year ended December 31, 2023. We recorded income tax expense in all periods presented despite experiencing pre-tax losses in part due to nondeductible losses on fair value adjustments and projected limitations on our ability to realize certain tax benefits, which has resulted in us maintaining a full valuation allowance on our U.S. deferred tax assets. The increase in year over year income tax expense primarily resulted from an increase in pre-tax income excluding these nondeductible losses and the inability to record a net benefit from deferred tax assets generated in the period.

Our effective tax rate might fluctuate significantly in the future due to additional impacts from non-deductible items and future changes in the valuation allowance on net deferred tax assets.

Comparison of the Year Ended December 31, 2022 and 2023

Revenue

	Year Ended December 31,
	2022	2023	Change	% Change
	(dollars in thousands)
Revenue	$15,830	$228,943	$213,113	1,346%

Revenue for the year ended December 31, 2023 increased by $213 million, or 1,346%, compared to the year ended December 31, 2022. This substantial growth was related to increased demand from both new and existing customer contracts and our ability to rapidly scale our operations and meet the evolving needs of the industry. Approximately 88% of the increase in revenue was from sales to new customers and the remaining increase was attributable to sales to existing customers.

Cost of Revenue

	Year Ended December 31,
	2022	2023	Change	% Change
	(dollars in thousands)
Cost of revenue	$12,122	$68,780	$56,658	467%
Percentage of revenue	77%	30%

Cost of revenue for the year ended December 31, 2023 increased by $57 million, or 467%, compared to the year ended December 31, 2022. This increase was attributable to higher costs directly related to running our data centers to support the significant increase in customer demand, driven by the successful deployment of new data centers, which resulted in an increase in rent expense of approximately $48 million and an increase in personnel costs of approximately $2 million, which includes headcount growth of employees directly supporting data center operations.

Technology and Infrastructure

	Year Ended December 31,
	2022	2023	Change	% Change
	(dollars in thousands)
Technology and infrastructure	$18,106	$131,855	$113,749	628%
Percentage of revenue	114%	58%

Technology and infrastructure expense for the year ended December 31, 2023 increased by $114 million, or 628%, compared to the year ended December 31, 2022. This increase was attributable to an increase in depreciation and amortization of approximately $90 million, from $11 million for the year ended December 31,

2022, to $101 million for the year ended December 31, 2023, driven by investments in our platform and servers, switches, and other networking equipment fixed assets within our infrastructure, as well as an increase of approximately $17 million of personnel costs and an increase of approximately $4 million of equipment support and software expenses.

Sales and Marketing

	Year Ended December 31,
	2022	2023	Change	% Change
	(dollars in thousands)
Sales and marketing	$2,481	$12,917	$10,436	421%
Percentage of revenue	16%	6%

Sales and marketing expense for the year ended December 31, 2023 increased by $10 million, or 421%, compared to the year ended December 31, 2022. This increase was attributable to an increase of approximately $7 million in personnel costs to help our efforts in driving customer demand.

General and Administrative

	Year Ended December 31,
	2022	2023	Change	% Change
	(dollars in thousands)
General and administrative	$6,001	$29,842	$23,841	397%
Percentage of revenue	38%	13%

General and administrative expense for the year ended December 31, 2023 increased by $24 million, or 397%, compared to the year ended December 31, 2022. This increase was attributable to an increase of approximately $16 million in personnel related expenses, which includes headcount growth to support our expanding operations. Professional services expenses also increased by approximately $3 million, primarily from accounting, tax, legal, and advisory services necessary to support our growth.

Loss on Fair Value Adjustments

	Year Ended December 31,
	2022	2023	Change	% Change
	(dollars in thousands)
Loss on fair value adjustments	$(2,884)	$(533,952)	$(531,068)	NM

NM - Not meaningful.

Loss on fair value adjustments for the year ended December 31, 2023 increased by $531 million, compared to the year ended December 31, 2022. This increase was driven by an increase in the valuation of derivatives and warrants tied to our common stock and redeemable convertible preferred stock within the periods presented.

Interest Expense, Net

	Year Ended December 31,
	2022	2023	Change	% Change
	(dollars in thousands)
Interest expense, net	$(9,444)	$(28,404)	$(18,960)	201%

Interest expense, net for the year ended December 31, 2023 increased by $19 million, or 201%, compared to the year ended December 31, 2022. This increase was attributable to higher borrowing levels under our Credit Facilities, resulting in an increase in interest expense, partially offset by capitalized interest associated with investments in our platform and data center infrastructure.

Other Income, Net

	Year Ended December 31,
	2022	2023	Change	% Change
	(dollars in thousands)
Other income, net	$192	$18,760	$18,568	NM

NM - Not meaningful.

Other income, net for the year ended December 31, 2023 increased by $19 million, compared to the year ended December 31, 2022. This increase was attributable to an increase in investment income of approximately $21 million.

Provision for (benefit from) Income Taxes

	Year Ended December 31,
	2022	2023	Change	% Change
	(dollars in thousands)
Provision for (benefit from) income taxes	$(4,150)	$35,701	$39,851	(960)%
Effective tax rate	12%	(6)%

Provision for (benefit from) income taxes for the year ended December 31, 2023 changed by $40 million, or 960%, compared to the year ended December 31, 2022. We recorded income tax expense for the year ended December 31, 2023 despite experiencing pre-tax losses in part due to nondeductible losses on fair value adjustments and projected limitations on our ability to realize certain tax benefits, which has resulted in us maintaining a full valuation allowance on our U.S. deferred tax assets. The increase in year over year income tax expense primarily resulted from an increase in pre-tax income excluding these nondeductible losses and, the inability to record a net benefit from deferred tax assets generated in the period.

Our effective tax rate might fluctuate significantly in the future due to additional impacts from non-deductible items and future changes in the valuation allowance on net deferred tax assets.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use adjusted EBITDA and adjusted EBITDA margin, adjusted operating income (loss) and adjusted operating income (loss) margin, and adjusted net income (loss) and adjusted net income (loss) margin, collectively, to help us evaluate our business. We use such non-GAAP financial measures to make strategic decisions, establish business plans and forecasts, identify trends affecting our business, and evaluate operating performance. We believe that these non-GAAP financial measures, when taken collectively, may be helpful to investors because they allow for greater transparency into what measures we use in operating our business and measuring our performance and enable comparison of financial trends and results between periods where items may vary independent of business performance. These non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure presented in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, as well as our consolidated financial statements and related notes included elsewhere in this prospectus.

We believe excluding items that neither relate to the ordinary course of business nor reflect our underlying business performance or that other companies, including companies in our industry, frequently exclude from similar non-GAAP measures enables us and our investors to compare our underlying business performance from period to period. Accordingly, we believe these adjustments facilitate a useful evaluation of our current operating performance and comparison to our past operating performance and provide investors with additional means to evaluate cost and expense trends. In addition, we also believe these adjustments enhance comparability of our financial performance and are similar measures that are widely used by analysts and investors as a means of evaluating a company’s performance.

There are a number of limitations related to our non-GAAP measures. Some of these limitations are that these measures, to the extent applicable, exclude:

•

loss on fair value adjustments, a non-cash expense, which represents gains and losses as a result of recording our derivative and warrant liabilities at fair value at the end of each reporting period, as well as recording our derivatives and warrants and prior to settlement of the associated instruments;

•

depreciation and amortization, a non-cash expense, where the assets being depreciated and amortized may have to be replaced in the future and these measures do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	interest expense, net, or the cash requirements necessary to service interest or principal payments on our indebtedness, which reduces cash available to us;

•

stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

•	provision for income taxes, which may represent a reduction in cash available to us; and

•

other income, net, for certain non-cash or non-routine items that are not reflective of our ongoing operational results, which currently primarily relate to interest income and loss on extinguishment of debt.

In addition, other companies, including companies in our industry, may calculate these non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our disclosure of non-GAAP measures as a tool for comparison.

Because of these and other limitations, you should consider these non-GAAP measures along with other financial performance measures, including our financial results prepared in accordance with GAAP.

Adjusted EBITDA and Adjusted EBITDA Margin

We define adjusted EBITDA as net loss, excluding (i) loss on fair value adjustments, (ii) depreciation and amortization, (iii) interest expense, net, (iv) stock-based compensation, (v) other income, net, and (vi) provision for (benefit from) income taxes. We define adjusted EBITDA margin as adjusted EBITDA divided by revenue.

The following table presents a reconciliation of net loss and net loss margin, the most directly comparable financial measures stated in accordance with GAAP, to adjusted EBITDA and adjusted EBITDA margin, respectively, for each of the periods presented:

	Year Ended December 31,
	2022	2023	2024
	(dollars in thousands, except percentages)
Net loss	$(31,055)	$(593,748)	$(863,448)
Loss on fair value adjustments(1)	2,884	533,952	755,929
Depreciation and amortization	11,695	103,210	863,413
Interest expense, net	9,444	28,404	360,824
Stock-based compensation	1,490	15,154	31,487
Other income, net	(192)	(18,760)	(48,194)
Provision for (benefit from) income taxes	(4,150)	35,701	119,247

Adjusted EBITDA	$(9,884)	$103,913	$1,219,258

Revenue	$15,830	$228,943	$1,915,426

Net loss margin	(196)%	(259)%	(45)%
Adjusted EBITDA margin	(62)%	45%	64%

(1)

Represents adjustments related to recording our derivative liabilities at fair value at the end of each reporting period for our 2021 Convertible Senior Secured Notes, warrant liabilities related to our 2022 Senior Secured Notes, and the fair value remeasurement of the option liability in connection with our Series B financing. Refer to Note 3. Fair Value Measurements to our consolidated financial statements included elsewhere in this prospectus for additional information.

Adjusted Operating Income (Loss) and Adjusted Operating Income (Loss) Margin

We define adjusted operating income (loss) as operating income (loss), excluding stock-based compensation and adjusted operating income (loss) margin as adjusted operating income (loss) divided by revenue.

The following table presents a reconciliation of operating income (loss) and operating income (loss) margin, the most directly comparable financial measures stated in accordance with GAAP, to adjusted operating income (loss) and adjusted operating income (loss) margin, respectively, for each of the periods presented:

	Year Ended December 31,
	2022	2023	2024
	(dollars in thousands, except percentages)
Operating income (loss)	$(22,880)	$(14,451)	$324,358
Stock-based compensation	1,490	15,154	31,487

Adjusted operating income (loss)	$(21,390)	$703	$355,845

Revenue	$15,830	$228,943	$1,915,426

Operating income (loss) margin	(145)%	(6)%	17%
Adjusted operating income (loss) margin	(135)%	—%	19%

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Margin

We define adjusted net income (loss) as net income (loss) attributable to common stockholders, excluding (i) loss on fair value adjustments, (ii) stock-based compensation, (iii) other adjustments for certain non-cash or non-routine items that are not reflective of our ongoing operational results, and (iv) income tax effect adjustments. Adjusted net income (loss) margin is defined as adjusted net income (loss) divided by revenue.

The following table presents a reconciliation of net loss and net loss margin, the most directly comparable financial measures stated in accordance with GAAP, to adjusted net loss and adjusted net loss margin, respectively, for each of the periods presented:

	Year Ended December 31,
	2022	2023	2024
	(dollars in thousands, except percentages)
Net loss	$(31,055)	$(593,748)	$(863,448)
Loss on fair value adjustments(1)	2,884	533,952	755,929
Stock-based compensation	1,490	15,154	31,487
Other adjustments(2)	—	—	11,124

Adjusted net loss(3)	$(26,681)	$(44,642)	$(64,908)

Revenue	$15,830	$228,943	$1,915,426

Net loss margin	(196)%	(259)%	(45)%
Adjusted net loss margin(3)	(169)%	(19)%	(3)%

(1)

Represents adjustments related to recording our derivative liabilities at fair value at the end of each reporting period for our 2021 Convertible Senior Secured Notes, warrant liabilities related to our 2022 Senior Secured Notes, and the fair value remeasurement of the option liability in connection with our Series B financing. Refer to Note 3. Fair Value Measurements to our consolidated financial statements included elsewhere in this prospectus for additional information.

(2)	Primarily relates to loss on extinguishment of debt related to the conversion of our 2021 Convertible Senior Secured Notes and settlement of our 2022 Senior Secured Notes.
(3)	There were no material income tax effects on our non-GAAP adjustments for all periods presented.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the quarters indicated. In our opinion, the unaudited quarterly statements of operations data set forth below have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for the fair statement of such data. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for any particular quarter are not necessarily indicative of results to be expected for a full year or any other period. The following unaudited quarterly financial data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(in thousands)
Revenue	$188,684	$395,371	$583,941	$747,430

Operating expenses:
Cost of revenue(1)	59,220	108,838	143,134	182,158
Technology and infrastructure(1)	92,881	182,886	285,509	399,409
Sales and marketing(1)	4,050	4,172	4,554	5,613
General and administrative(1)	15,686	21,754	33,628	47,576
Total operating expenses	171,837	317,650	466,825	634,756

Operating income	16,847	77,721	117,116	112,674
Loss on fair value adjustments	(97,500)	(310,231)	(341,133)	(7,065)
Interest expense, net	(40,656)	(66,766)	(104,375)	(149,027)
Other income, net	7,460	16,406	10,244	14,084

Loss before provision for income taxes	(113,849)	(282,870)	(318,148)	(29,334)
Provision for income taxes	15,399	40,151	41,659	22,038

Net loss	$(129,248)	$(323,021)	$(359,807)	$(51,372)

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(in thousands)
Cost of revenue	$388	$350	$271	$298
Technology and infrastructure	2,357	2,080	2,161	3,539
Sales and marketing	867	848	847	846
General and administrative	4,577	4,382	4,338	3,338

Total stock-based compensation	$8,189	$7,660	$7,617	$8,021

The following table sets forth our unaudited quarterly consolidated statements of operations data expressed as a percentage of revenue for each of the quarters indicated:

	Three Months Ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Revenue	100%	100%	100%	100%

Operating expenses:
Cost of revenue	31%	28%	25%	24%
Technology and infrastructure	49%	46%	49%	53%
Sales and marketing	2%	1%	1%	1%
General and administrative	8%	6%	6%	6%
Total operating expenses	91%	80%	80%	85%

Operating income	9%	20%	20%	15%
Loss on fair value adjustments	(52)%	(78)%	(58)%	(1)%
Interest expense, net	(22)%	(17)%	(18)%	(20)%
Other income, net	4%	4%	2%	2%

Loss before provision for income taxes	(60)%	(72)%	(54)%	(4)%
Provision for income taxes	8%	10%	7%	3%

Net loss	(68)%	(82)%	(62)%	(7)%

Note: Totals may not sum due to rounding

Quarterly Trends

Revenue

On a quarterly basis, revenue increased during each period presented as a result of increased demand from both existing and new customer contracts and our ability to rapidly scale our operations, emphasizing the strength of our customer relationships and our ability to meet the evolving needs of the industry. Substantially all of the increase in revenue was attributable to expansion within our existing customer base and the remaining increase was attributable to new customers.

Cost of Revenue

On a quarterly basis, cost of revenue increased during each period presented. This increase was attributable to higher costs directly related to running our data centers to support the significant increase in customer demand, driven by the successful deployment of new data centers, which resulted in an increase in rent expense, data center utilities and power spend. As a percentage of revenue, however, cost of revenue decreased in each consecutive period, reflecting initial efficiency gains as we expand our operations. We expect cost of revenue to fluctuate over time as a percentage of revenue due to the timing of expanding our data center footprint in relationship to the corresponding revenue and our ongoing efforts to optimize the costs of operating those facilities.

Technology and Infrastructure

On a quarterly basis, technology and infrastructure expense increased during each period presented. This increase was attributable to an increase in depreciation and amortization, resulting from investments in our platform and servers, switches and other networking equipment within our infrastructure. As a percentage of revenue, technology and infrastructure expense fluctuated moderately in each period, due to the timing of investments in our growth and innovation of our platform, which we expect to continue over time.

Sales and Marketing

On a quarterly basis, sales and marketing expense slightly increased during each period presented. This increase was attributable to an increase in personnel costs to help our efforts in driving customer demand.

General and Administrative

On a quarterly basis, general and administrative expense increased during each period presented. The increase was attributable to a rise in personnel-related and professional services expenses, necessary to support our growth and public company preparation activities. As a percentage of revenue, general and administrative expense remained relatively consistent in each period.

Loss on Fair Value Adjustments

On a quarterly basis, loss on fair value adjustments has varied significantly during each period presented. This variability is based on the valuation of derivatives and warrants tied to our common stock and redeemable convertible preferred stock within the periods presented. In the quarter ended September 30, 2024, all of the outstanding 2021 Convertible Senior Notes converted into shares of common stock, and as a result, the fair value adjustments recorded in the quarter ended December 31, 2024 decreased relative to prior periods.

Interest Expense, Net

On a quarterly basis, interest expense, net increased during each period presented. This increase was attributable to higher borrowing levels under our Credit Facilities.

Provision for Income Taxes

On a quarterly basis, our provision for income taxes has remained relatively consistent as a percentage of revenue, with the exception of the fourth quarter during which the provision for income taxes decreased relative to prior quarters. Our effective tax rates may vary depending on the impact of the valuation allowance and nondeductible fair value adjustments to derivatives, as well as the relative proportion of foreign income to domestic income, generation of tax credits, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.

Quarterly Non-GAAP Financial Measures

Quarterly Adjusted EBITDA and Adjusted EBITDA Margin

The following table presents a reconciliation of net loss and net loss margin, the most directly comparable financial measures stated in accordance with GAAP, to adjusted EBITDA and adjusted EBITDA margin, respectively, for each of the periods presented:

	Three Months Ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(dollars in thousands)
Net loss	$(129,248)	$(323,021)	$(359,807)	$(51,372)
Loss on fair value adjustments(1)	97,500	310,231	341,133	7,065
Depreciation and amortization	79,510	164,460	254,024	365,419
Interest expense, net	40,656	66,766	104,375	149,027
Stock-based compensation	8,189	7,660	7,617	8,021
Other income, net	(7,460)	(16,406)	(10,244)	(14,084)
Provision for (benefit from) income taxes	15,399	40,151	41,659	22,038

Adjusted EBITDA	$104,546	$249,841	$378,757	$486,114

Revenue	$188,684	$395,371	$583,941	$747,430

Net loss margin	(68)%	(82)%	(62)%	(7)%
Adjusted EBITDA margin	55%	63%	65%	65%

(1)

Represents adjustments related to recording our derivative liabilities at fair value at the end of each reporting period for our 2021 Convertible Senior Secured Notes, warrant liabilities related to our 2022 Senior Secured Notes, and the fair value remeasurement of the option liability in connection with our Series B financing. Refer to Note 3. Fair Value Measurements to our consolidated financial statements included elsewhere in this prospectus for additional information.

Quarterly Adjusted Operating Income (Loss) and Adjusted Operating Income (Loss) Margin

The following table presents a reconciliation of operating income (loss) and operating income (loss) margin, the most directly comparable financial measures stated in accordance with GAAP, to adjusted operating income (loss) and adjusted operating income (loss) margin, respectively, for each of the periods presented:

	Three Months Ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(dollars in thousands)
Operating income	$16,847	$77,721	$117,116	$112,674
Stock-based compensation	8,189	7,660	7,617	8,021

Adjusted operating income	$25,036	$85,381	$124,733	$120,695

Revenue	$188,684	$395,371	$583,941	$747,430

Operating income margin	9%	20%	20%	15%
Adjusted operating income margin	13%	22%	21%	16%

Quarterly Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Margin

The following table presents a reconciliation of net loss and net loss margin, the most directly comparable financial measures stated in accordance with GAAP, to adjusted net loss and adjusted net loss margin, respectively, for each of the periods presented:

	Three Months Ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(dollars in thousands)
Net loss	$(129,248)	$(323,021)	$(359,807)	$(51,372)
Loss on fair value adjustments(1)	97,500	310,231	341,133	7,065
Stock-based compensation	8,189	7,660	7,617	8,021
Other adjustments(2)	—	—	11,124	—

Adjusted net income (loss)(3)	$(23,559)	$(5,130)	$67	$(36,284)

Revenue	$188,684	$395,371	$583,941	$747,430

Net loss margin	(68)%	(82)%	(62)%	(7)%
Adjusted net income (loss) margin(3)	(12)%	(1)%	—%	(5)%

(1)

Represents adjustments related to recording our derivative liabilities at fair value at the end of each reporting period for our 2021 Convertible Senior Secured Notes, warrant liabilities related to our 2022 Senior Secured Notes, and the fair value remeasurement of the option liability in connection with our Series B financing. Refer to Note 3. Fair Value Measurements to our consolidated financial statements included elsewhere in this prospectus for additional information.

(2)	Primarily relates to loss on extinguishment of debt.
(3)	There were no material income tax effects on our non-GAAP adjustments for all periods presented.

For further details on our use of non-GAAP financial measures and their inherent limitations, see the section titled “—Non-GAAP Financial Measures.”

Liquidity and Capital Resources

We have generated significant losses from operations, as reflected in our accumulated deficit of $1.5 billion as of December 31, 2024. Additionally, we have generated significant negative cash flows from investing activities as we continue to support the growth of our CoreWeave Cloud Platform. We anticipate making significant investments for the foreseeable future, including in our infrastructure and go-to-market capabilities, to maintain our leadership and position us to continue to capitalize on the AI revolution.

Our non-cancellable commitments are disclosed in Note 8. Leases, Note 9. Commitments and Contingencies, and Note 10. Debt to our audited consolidated financial statements for the years ended December 31, 2022, 2023, and 2024 included elsewhere in this prospectus.

We believe our existing balance of cash and cash equivalents and short-term investments, in addition to amounts available for borrowing under our various debt agreements, will be sufficient to meet our obligations due or anticipated to be due within one year from the date of this prospectus, including operating expenses, working capital, and current commitments for capital expenditures. Our future capital requirements may depend on many factors, including those set forth in the section of this prospectus entitled “Risk Factors.” We anticipate that future investments may require significant debt and/or equity financing. The sale of additional equity would result in dilution to our stockholders. The incurrence of additional debt would result in debt service obligations, and the instruments governing such debt could provide for operational and/or financial covenants that further restrict our operations. There can be no assurances that we will be able to raise additional capital on favorable terms or at all. The inability to raise capital could adversely affect our ability to achieve our business objectives.

The following table summarizes our principal sources of liquidity:

	Year Ended December 31,
	2023	2024
	(in thousands)
Cash and cash equivalents	$217,147	$1,361,083
Short-term investments	2,368	—
Availability under existing facilities(1)	925,076	4,406,181

Total liquidity	$1,144,591	$5,767,264

(1)	Refers to secured commitments under the revolving credit facility and delayed draw term loan agreements.

Revolving Credit Facility

On June 21, 2024, we entered into a credit agreement with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, the guarantors party thereto, and the lenders and issuing banks party thereto. The credit agreement matures on June 21, 2027. On October 7, 2024, the credit agreement was amended to provide for a $650 million senior revolving credit facility consisting of (i) a $500 million secured facility and (ii) a $150 million unsecured facility. On December 2, 2024, the credit agreement was further amended to provide for the $650 million senior revolving credit facility to be fully secured (the “Revolving Credit Facility”). Our Revolving Credit Facility may be increased by the sum of $300 million plus an unlimited amount that does not result in our total net leverage ratio exceeding 6.00x or our secured net leverage ratio exceeding 4.00x, pursuant to the exercise of an uncommitted accordion feature through which existing and new lenders may, at their option, agree to provide additional financing. The proceeds of our Revolving Credit Facility may be used for working capital and general corporate purposes (including the financing of acquisitions and investments). Our Revolving Credit Facility includes a $175 million letter of credit sub-facility. As of December 31, 2024, we had not drawn from our Revolving Credit Facility. See “Description of Material Indebtedness—Revolving Credit Facility.”

Amounts borrowed under our Revolving Credit Facility are subject to an interest rate per annum equal to, at our option, either (a) for base rate loans, an applicable margin of 0.75% plus a base rate (subject to a 1.00% floor) determined by reference to the highest of (i) the prime rate, (ii) the greater of (a) the federal funds effective rate and (b) the overnight bank funding rate, in each case, plus 0.50%, and (iii) the one month term Secured Overnight Financing Rate (“SOFR”) plus 1.00% or (b) for term benchmark loans, an applicable margin of 1.75% plus the term SOFR (subject to a 0.00% floor) for a one, three or six month interest period. We may voluntarily prepay outstanding loans under our Revolving Credit Facility at any time without premium or penalty, other than customary “breakage” costs.

Additional Secured Commitments

Delayed Draw Term Loan Facility 1.0

On July 30, 2023, one of our subsidiaries entered into a delayed draw term loan with various lenders and U.S. Bank, N.A., as the administrative agent. The agreement provides for a delayed draw term loan facility of up to $2.3 billion (as amended, the “DDTL 1.0 Facility”). All obligations under the DDTL 1.0 Facility are unconditionally guaranteed by us and secured, subject to certain exceptions, by substantially all of the subsidiary’s assets and a pledge of 100% of the equity interests in the subsidiary. Borrowings under the DDTL 1.0 Facility were used to finance a portion of the purchase consideration, fees, and expenses relating to the acquisition of computing equipment. See “Description of Material Indebtedness—Delayed Draw Term Loan 1.0 Facility.”

On May 15, 2024, the interest rate was modified to Term SOFR plus 9.62% or the alternative base rate plus 8.62%. The principal amount of the loans is required to be repaid in quarterly installments, with the final balloon payment due on March 28, 2028. The loans are prepayable at any time, from time to time, at our option, and are required to be prepaid upon the occurrence of an event of default or change of control of us, or with the proceeds of certain asset dispositions or incurrences of indebtedness. If the loans are prepaid prior to the fourth anniversary of the loan commitment termination date, in addition to principal and accrued interest, we are required to pay an applicable premium equal to (a) with respect to prepayments made prior to the third anniversary of the loan commitment termination date, an amount equal to the present value of future interest payments that would have accrued on the principal amount of the loans being prepaid through the third anniversary of the loan commitment termination date based on the interest rate in effect plus 1.00% of the principal amount of the loans being prepaid and (b) with respect to prepayments made between the third and fourth anniversary of the loan commitment termination date, an amount equal to 1.00% of the principal amount of the loans being prepaid.

As of December 31, 2023 and 2024, we had $1.4 billion and $2.0 billion outstanding, respectively, under the DDTL 1.0 Facility. As of December 31, 2023 and 2024, the actual average interest rate being charged on the amounts borrowed against the DDTL 1.0 Facility was 14.12% and 14.11%, respectively.

Delayed Draw Term Loan Facility 2.0

On May 16, 2024, another of our subsidiaries entered into a second delayed draw term loan facility with various lenders and U.S. Bank, N.A. as the administrative agent. The agreement provides for a delayed draw term loan facility of up to $7.6 billion assuming the relevant collateralization requirements are met (as amended, the “DDTL 2.0 Facility”). Under the DDTL 2.0 Facility, additional loans may be drawn until June 2025, with an option to extend the commitment period by three months subject to lender consent. The total loans available are limited to a percentage of the depreciated purchase price of GPU servers and related infrastructure for the contract that the loans are being used to finance, with such percentage based upon the credit rating of the applicable customer. All obligations under the DDTL 2.0 Facility are unconditionally guaranteed by us and secured, subject to certain exceptions, by substantially all of the subsidiary’s assets and a pledge of 100% of the equity interests in the subsidiary. Borrowings under the DDTL 2.0 Facility will be used to finance a portion of the purchase consideration, fees, and expenses relating to the acquisition of computing equipment. See “Description of Material Indebtedness—Delayed Draw Term Loan 2.0 Facility.”

Interest on outstanding borrowings on the DDTL 2.0 Facility accrued at a rate per annum equal to either, at our election, Term SOFR or the alternative base rate plus a spread based on the credit quality of the associated customer contracts. For specified investment-grade customers, the spread is equal to 6.00% for Term SOFR loans and 5.00% for base rate loans. For investment-grade customers, the spread is equal to 6.50% for Term SOFR loans and 5.50% for base rate loans. For non-investment-grade customer contracts, the spread is equal to 13.00% for Term SOFR loans and 12.00% for base rate loans.

The principal amount of the loans is required to be repaid in quarterly installments, beginning in October 2025, with the final balloon payment due five years after the applicable loan was funded. The loans are prepayable at any time, from time to time, at our option, and are required to be prepaid upon the occurrence of an event of default or change of control of us, or with the proceeds of certain asset dispositions or incurrences of indebtedness. If the loans are prepaid prior to the 30-month anniversary of the loan commitment termination date, in addition to principal and accrued interest, we are required to pay an applicable premium equal to the present value of future interest payments that would have accrued on the principal amount of the loans being prepaid through the 30-month anniversary of the loan commitment termination date based on the interest rate in effect.

As of December 31, 2024, we had borrowed $3.8 billion against the DDTL 2.0 Facility and $3.8 billion remained available for borrowing. As of December 31, 2024, the actual average interest rate being charged on the amounts borrowed against the DDTL 2.0 Facility was 10.53%.

2024 Term Loan Facility

On December 16, 2024, we entered into a credit agreement with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, the guarantors party thereto, and the lenders party thereto, providing for a $1.0 billion term loan facility consisting of (i) a $229.0 million secured facility and (ii) a $771.0 million unsecured facility. On December 16, 2024, we borrowed the full $1.0 billion of loans available under the 2024 Term Loan Facility. Our 2024 Term Loan Facility may be increased by $500.0 million pursuant to the exercise of an uncommitted accordion feature. The proceeds of our 2024 Term Loan Facility may be used for working capital and general corporate purposes (including the financing of acquisitions and investments). As of December 31, 2024, $1.0 billion was outstanding under our 2024 Term Loan Facility. The 2024 Term Loan Facility will mature on December 16, 2025. See “Description of Material Indebtedness—2024 Term Loan Facility.”

Amounts borrowed under our 2024 Term Loan Facility are subject to an interest rate per annum equal to, at our option, either (a) for base rate loans, an applicable margin (ranging from 4.25% to 5.25%, depending on how long the loans are outstanding) plus a base rate (subject to a 1.00% floor) determined by reference to the highest of (i) the prime rate, (ii) the greater of (A) the federal funds effective rate and (B) the overnight bank funding rate, in each case, plus 0.50%, and (iii) the one month term SOFR plus 1.00% or (b) for term benchmark loans, an applicable margin (ranging from 5.25% to 6.25%, depending on how long the loans are outstanding) plus the term SOFR (subject to a 0.00% floor) for a one, three, or six month interest period. The loans are prepayable at any time, from time to time, at our option, and are required to be prepaid upon the occurrence of an event of default, or with the proceeds of certain asset dispositions, incurrences of indebtedness or equity issuances, including a requirement to be prepaid with some or all of the proceeds of this offering.

Additional Unsecured Commitments

2025 Term Loan Facility

On March 7, 2025, we entered into the 2025 Term Loan Credit Agreement with Morgan Stanley Senior Funding, Inc., as administrative agent, the guarantors party thereto, and the lenders party thereto, providing for a $300.0 million unsecured term loan facility. The obligations under our 2025 Term Loan Facility are unconditionally guaranteed by our subsidiary guarantors as described in the 2025 Term Loan Credit Agreement. Amounts borrowed under the 2025 Term Loan Facility may only be borrowed in a single funding. As the date of this prospectus, there have been no borrowings under the 2025 Term Loan Facility. The proceeds of our 2025 Term Loan Facility may be used for working capital and general corporate purposes (including the financing of acquisitions and other investments). The 2025 Term Loan Facility will mature on December 16, 2025. See “Description of Material Indebtedness—2025 Term Loan Facility.”

Amounts borrowed under our 2025 Term Loan Facility are subject to an interest rate per annum equal to, at our option, either (a) for base rate loans, an applicable margin of 0.75% plus a base rate (subject to a 1.00% floor) determined by reference to the highest of (i) the prime rate, (ii) the greater of (A) the federal funds effective rate and (B) the overnight bank funding rate, in each case, plus 0.50%, and (iii) the one month term SOFR plus 1.00% or (b) for term benchmark loans, an applicable margin of 1.75% plus the term SOFR (subject to a 0.00% floor) for a one, three, or six month interest period plus, in the case of either of clauses (a) or (b), a fee of 2.25% payable to the lenders thereof. Once drawn, the loans are prepayable at any time, from time to time, at our option, and are required to be prepaid with the proceeds of certain asset dispositions, incurrences of indebtedness or equity issuances, including a requirement to be prepaid with some or all of the proceeds of this offering. All unfunded commitments of the lenders under the 2025 Term Loan Facility shall terminate upon the earlier to occur of (i) April 7, 2025 and (ii) the closing of this offering.

Cash Flows

	Year Ended December 31,
	2022	2023	2024
	(in thousands)
Net cash provided by operating activities	$910	$1,832,650	$2,749,168
Net cash used in investing activities	(79,183)	(3,147,710)	(8,658,058)
Net cash provided by financing activities	81,454	1,787,751	7,464,648

Operating Activities

Net cash provided by operating activities was $2.7 billion for the year ended December 31, 2024 as compared to $1.8 billion for the year ended December 31, 2023. The increase was driven by cash received for upfront payments from our committed contracts from new and expanded customer contracts, as well as higher accounts payable and accrued expenses due to the growth of our business and timing of accrual payments. The increase was partially offset by higher cash payments and an increase in accounts receivable.

Net cash provided by operating activities was $1.8 billion for the year ended December 31, 2023, as compared to $1 million for the year ended December 31, 2022. The increase was driven by cash received for upfront payments from our committed contracts due to the increased demand for both new and expanded customer contracts.

Investing Activities

Net cash used in investing activities was $8.7 billion for the year ended December 31, 2024, as compared to $3.1 billion for the year ended December 31, 2023. The increase was driven by increased capital investments in our infrastructure, including our GPU fleet, networking equipment, and software development. The increase was partially offset by sales and maturities of marketable securities and available-for-sale marketable securities.

Net cash used in investing activities was $3.1 billion for the year ended December 31, 2023 as compared to $79 million for the year ended December 31, 2022. The increase was driven by increased capital investments in our infrastructure, including our GPU fleet, networking equipment, and software development.

Financing Activities

Net cash provided by financing activities was $7.5 billion for the year ended December 31, 2024, as compared to $1.8 billion for the year ended December 31, 2023. The increase was driven by borrowings under our delayed draw term loans, proceeds from the issuance of our Series C redeemable convertible preferred stock, and proceeds from the issuance of our 2024 Term Loan Facility. The increase was partially offset by the settlement of our 2022 Senior Secured Note and higher payments on debt.

Net cash provided by financing activities was $1.8 billion for the year ended December 31, 2023, as compared to $81 million for the year ended December 31, 2022. The increase was driven by borrowings under our DDTL 1.0 Facility and proceeds from the issuance of our Series B redeemable convertible preferred stock.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Estimates

Revenue Recognition

We generate revenue from the delivery of cloud computing services. Revenue is recognized when a customer obtains control of promised goods or services are delivered. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these goods or services. We recognize revenue in accordance with Accounting Standards Codification (“ASC”), Topic 606, Revenue from Contracts with Customers, or ASC 606. We account for revenue by applying the following steps:

1.	Identification of the contract, or contracts, with the customer.

2.	Identification of the performance obligations in the contract.

3.	Determination of the transaction price.

4.	Allocation of the transaction price to the performance obligations in the contract.

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

We allocate the total transaction price to each distinct performance obligation in an arrangement containing multiple performance obligations on a relative stand-alone selling price (“SSP”) basis. The SSP reflects the price we would charge for a specific service if it were sold separately in similar circumstances and to similar customers. If a contract contains a single performance obligation, no allocation is required.

Revenue includes both committed contracts and on-demand access. Committed contracts generally consist of two stand-ready obligations to process transactions, store data, and run customers’ programs over a specified period, one being the compute infrastructure services and the other being the related support services. As these are both delivered ratably and over the same term, they are accounted for as one combined performance obligation. As a result, revenue is recognized ratably over the contract period. On-demand access is provided to customers on a consumption basis and is billed monthly in arrears based on usage of compute, storage, and other services in the period. As these contracts include an unknown quantity of transactions at a fixed contractual rate per transaction executed on a monthly basis, the contract price is deemed variable. We allocate the variable consideration to the month in which we have the contractual right to bill under the contract as this represents the amount of consideration to which we expect to be entitled for the transfer of services during that month.

Income Taxes

Management makes estimates, assumptions, and judgments to determine our provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. We recognize a deferred tax asset when it is more likely than not that the asset will be realized. We regularly review our deferred tax assets for recoverability and establish a valuation based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. To the extent we increase or decrease the allowance in a period, we recognize the change in the allowance within “Provision for (benefit from) income taxes” in the audited consolidated statements of operations. Unforeseen changes in tax rates and tax laws, as well as differences in the projected taxable income as compared to actual taxable income, may affect these estimates.

We believe that there is a reasonable possibility that sufficient positive evidence may become available in the near-term to allow us to reach a conclusion that a portion of the valuation allowance may no longer be needed. If, as a result of the above, all or a portion of the valuation allowance is released, we would recognize a decrease to income tax expense for the period during which such release is recorded. The timing and amount of the valuation allowance release, if any, are subject to change on the basis of the level of profitability, if any, that we are able to actually achieve. Estimates of future taxable income are based on assumptions that are consistent with our plans.

We calculate the current and deferred income tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years and record adjustments based on filed tax returns when identified. The amount of income taxes paid is subject to examination by U.S. federal and state tax authorities.

Common Stock Valuations

The fair value of common stock underlying our stock-based awards has historically been determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors included:

•	contemporaneous valuations of our common stock performed by independent third-party specialists;

•	the prices, rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•

the prices paid for common or convertible preferred stock sold to third-party investors by us and in secondary transactions for shares repurchased by us in arm’s-length transactions, including any tender offers;

•	the lack of marketability inherent in our common stock and involving securities in a private company;

•	our actual operating and financial performance and estimated trends and prospects for our future performance;

•	our stage of development;

•	the hiring of key personnel and the experience of our management;

•	the likelihood of achieving a liquidity event, such as an initial public offering (“IPO”), direct listing, or sale of our company, given prevailing market conditions;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global capital market conditions.

In valuing our common stock, the fair value of our business was determined using various valuation methods, including combinations of income and market approaches, with input from management. The income approach estimates value based on the expectation of future cash flows that we may generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date, adjusted to reflect the inherent risks in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business and may also include backsolves, which infers our value from recent financing rounds or tender offers. From these comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate its value.

For each valuation, the fair value of our business determined by the income and market approaches was then allocated to the common stock using either the option-pricing method (“OPM”), or a hybrid of the probability-weighted expected return method (“PWERM”) and OPM methods. The OPM is based on the Black-Scholes-Merton option pricing model, which identifies a range of possible future outcomes, each with an associated probability. This method is appropriate when the range of possible future outcomes is difficult to predict, resulting in highly speculative forecasts. PWERM involves a forward-looking analysis of potential future outcomes for the enterprise, including an IPO and other market-based outcomes. After determining and allocating the equity value to the various classes of securities, a discount for lack of marketability (“DLOM”) is applied to arrive at the fair value of our common stock. The DLOM reflects the theory that private company stockholders have limited opportunities to sell their stock, and any such sale would involve significant transaction costs, thereby reducing the overall fair market value.

In addition, we also considered any secondary transactions involving our capital stock. In evaluating those transactions, we took into account the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange and assigned the transactions an appropriate weighting in the valuation of our common stock. Factors considered include the number of different buyers and sellers, transaction volume, timing relative to the valuation date, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved investors with access to our financial information.

The application of these approaches and methodologies involves the use of highly complex and subjective estimates, judgments, and assumptions, such as those regarding our expected future revenue, expenses, and cash flows; discount rates; market multiples; the selection of comparable public companies; and the probability and timing of possible future events. Changes in any or all of these estimates and assumptions, or the relationships between those assumptions, impact our valuations as of each valuation date and may have a significant impact on the valuation of our common stock.

For valuations after the closing of this offering, our board of directors will determine the fair value of each share of underlying our Class A common stock based on the closing price of our Class A common stock on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

We estimate the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model. The fair value of stock options that are expected to vest is recognized as stock-based compensation expense on a straight-line basis over the requisite service period. The fair value of RSUs is estimated based on the fair market value of our common stock on the date of grant. We grant RSUs that vest upon the satisfaction of both a service-based vesting condition and a performance-based vesting condition. The fair value of RSUs that are expected to vest is recognized as stock-based compensation expense over the requisite service period, using the accelerated attribution method, once the performance-based vesting condition becomes probable of being achieved. As of December 31, 2024, no stock-based compensation expense had been recognized for RSUs because the performance-based vesting condition had not been probable of being satisfied.

Upon the closing of this offering, we may recognize a significant non-cash cumulative stock-based compensation charge for stock-based awards for which the service-based vesting condition has been satisfied. As of December 31, 2024, the total unrecognized stock-based compensation expense related to unvested RSUs was $600 million, which is expected to be recognized over a weighted-average period of two years. Of that amount, approximately $78 million relates to RSUs for which the service-based vesting condition had been satisfied or partially satisfied as of December 31, 2024, calculated using the accelerated attribution method. We expect to recognize the remaining unrecognized non-cash compensation expense for stock-based awards that were outstanding as of the closing of this offering ratably, using the accelerated attribution method, net of forfeitures, as the service-based vesting condition is satisfied. Additionally, as of December 31, 2024, unrecognized stock-based compensation expense related to unvested stock options was $91 million, which is expected to be recognized over a weighted-average period of three years.

Subsequent to December 31, 2024, our board of directors granted     RSUs. These RSUs will vest upon satisfaction of both a service-based and performance-based vesting condition. For stock-based awards granted after the closing of this offering, we expect to record stock-based compensation expense on a straight-line basis over the requisite service period of the awards, as these awards are anticipated to include no additional vesting conditions beyond a graded vesting service condition.

Valuation of Derivatives and Warrants

We are involved in certain debt financing transactions that contain embedded derivatives and include the issuance of common stock warrants. We measured the fair value of the embedded derivatives on the date of issuance and recognized derivative liabilities. The derivative liabilities are remeasured to fair value each reporting period until settlement or extinguishment, with changes in the fair value recorded in loss on fair value adjustments in the consolidated statements of operations.

We account for warrants issued in connection with debt financings as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms at the time of issuance for each warrant and as of each subsequent reporting period while the warrants are outstanding. For equity-classified warrants, the relative fair value of the warrants at issuance is recorded in additional paid-in capital in the consolidated balance sheets and no changes in fair value are recognized after the issuance date. For liability-classified warrants, the relative fair value of the warrants at issuance is included within other derivative and warrant liabilities in the consolidated balance sheets and warrants are measured at fair value each period with changes in fair value recorded in loss on fair value adjustment to warrants in the audited consolidated statements of operations.

We may continue to adjust the derivative liabilities and warrant liabilities for changes in fair value until the earlier of conversions, exercise, or expirations. The fair value measurement of derivative liabilities and warrant liabilities are measured using unobservable inputs that require a high level of judgment to determine fair value. We estimate the fair value of derivative liabilities and warrant liabilities using a binomial lattice approach that incorporates a Monte Carlo simulation that considers our future stock price.

Leases

We determine if an arrangement meets the definition of a lease at the inception of the lease, with leases classified at commencement as either operating or finance leases. Operating leases are reported separately in our audited consolidated balance sheets. Finance leases are recognized within property and equipment, net, and as a finance liability separately presented in our audited consolidated balance sheets.

Right-of-use (“ROU”) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease during the lease term. ROU assets are measured based on the discounted present value of the remaining lease payments, initial direct costs incurred, and prepaid lease payments, excluding lease incentives received prior to lease commencement. Lease liabilities are measured based on the discounted present value of the remaining lease payments at commencement date. We utilize our incremental borrowing rate (“IBR”) to discount the present value of the remaining lease payments. The IBR is based on our estimated rate of interest for a collateralized borrowing with a similar term and payments as the lease.

Many of our leases include escalation clauses, renewal options and termination options that are factored into the determination of lease payments when reasonably certain that we would exercise that option. Certain future minimum lease payments due under the operating lease agreements contain rent-free periods or escalating rent payment provisions. Our finance leases generally include purchase options and declining minimum payments. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheets.

We account for lease components and non-lease components as a single lease component. Payments under our lease agreements are primarily fixed. However, certain lease agreements contain variable payments, which are expensed as incurred and not included in the ROU assets and lease liabilities. Variable lease payments are mainly composed of common area maintenance, utilities, real estate taxes, and payments affected by changes in indexes.

Operating leases are expensed on a straight-line basis over the lease term. The expense for finance leases includes both interest and amortization expense components, with the interest component calculated based on the effective interest method over the lease term and the amortization component calculated based on the straight-line amortization of the ROU asset over the lease term.

Recent Accounting Pronouncements

See the sections titled “Overview and Summary of Significant Accounting Policies—Recent Accounting Pronouncements Adopted” and “—Recent Accounting Pronouncements Not Yet Adopted” in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for more information.

JOBS Act Accounting Election

We will be treated as an emerging growth company (“EGC”), as defined in the JOBS Act for certain purposes until the earlier of the date on which we complete this offering or December 31, 2025. The JOBS Act allows EGCs to take advantage of an extended transition period for complying with new or revised accounting pronouncements applicable to public companies and delay adoption of such pronouncements until they are made applicable to private companies. The JOBS Act does not preclude an EGC from early adopting new or revised accounting standards. We have elected to use extended transition periods permissible under the JOBS Act, while also early adopting certain accounting pronouncements. When we cease to be an emerging growth company, we will no longer be able to benefit from these exemptions or the extended transition period for complying with new or revised accounting standards.

Internal Control Over Financial Reporting

Neither we nor our independent registered public accounting firm were required to, and therefore did not perform, an evaluation of our internal control over financial reporting as of or for any period included in our financial statements, nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act. However, while preparing the financial statements that are included elsewhere in this prospectus, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified pertained to the lack of effectively designed, implemented, and maintained IT general controls over tools and applications that support our financial reporting processes; insufficient segregation of duties across financially relevant functions, and lack of sufficient number of qualified personnel within our accounting, finance, and operations functions who possessed an appropriate level of expertise to provide reasonable assurance that transactions were being appropriately recorded and disclosed. We have concluded that these material weaknesses existed because we did not have the necessary business processes, systems, personnel and related internal controls. The deficiencies identified did not result in a material misstatement to our financial statements.

We have taken and will continue to take action to remediate these material weaknesses, including:

•	implementation of IT general controls to manage access and program changes within our IT environment;

•	implementation of processes and controls to better identify and manage segregation of duties risks;

•	continued hiring of additional accounting and finance resources with appropriate and sufficient technical expertise and to better allow for segregation of conflicting duties; and

•	consulting with experts on technical accounting matters, internal controls, and in the preparation of our financial statements.

We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. Additionally, as stated above, we have not performed an evaluation of our internal control over financial reporting. Accordingly, we cannot ensure that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act, beginning with our second annual report after the completion of this offering.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates.

Interest Rate Risk

As of December 31, 2024, we had cash and cash equivalents and marketable securities of $1.4 billion. In addition, we had $704 million of restricted cash and cash equivalents and marketable securities consisting of bank deposits related to collateralized loan facilities and letters of credit. Our cash, cash equivalents, and marketable securities are held for working capital purposes. We do not enter into investments for trading or speculative purposes.

Our exposure to market risk for changes in interest rates relates primarily to our DDTL 1.0 Facility, DDTL 2.0 Facility, 2024 Term Loan Facility, and Revolving Credit Facility (described above), which bear floating interest rates, and a rising interest rate environment may increase the amount of interest paid on these loans. For the year ended December 31, 2024, each 100-basis point increase or decrease in interest rates would have increased or decreased our interest expense related to these facilities by approximately $31 million.

BUSINESS

Overview

CoreWeave powers the creation and delivery of the intelligence that drives innovation.

We are the AI HyperscalerTM driving the AI revolution. Our CoreWeave Cloud Platform consists of our proprietary software and cloud services that deliver the software and software intelligence needed to manage complex AI infrastructure at scale. Our platform supports the development and use of ground-breaking models and the delivery of the next generation of AI applications that are changing the way we live and work across the globe—our platform is trusted by some of the world’s leading AI labs and AI enterprises, including Cohere, IBM, Meta, Microsoft, Mistral, NVIDIA, and OpenAI.

We believe AI is the next frontier for innovation in technology, driving productivity and efficiency gains and enabling new business models in nearly every industry and organization. According to IDC, AI will generate a cumulative global economic impact of $20 trillion, or 3.5% of global GDP, by 2030. The generalized cloud infrastructure that drove the cloud revolution beginning in the 2000s was built to host websites, databases, and SaaS apps that have fundamentally different needs than the high performance requirements of AI. As workloads and technologies evolve, so too must the infrastructure and cloud software and services that power them. We believe we are at the start of a new cloud era that will drive the AI revolution. The opportunity for a purpose-built AI cloud platform, including the infrastructure and integrated software, is massive. Based on market research from Bloomberg Intelligence, total spending on AI inference/fine-tuning, AI workload monitoring, and training infrastructure, including AI servers, AI storage, training compute, cloud workloads, and networking, will reach approximately $399 billion by 2028. For AI to reach its full potential, it needs a purpose-built AI cloud platform with infrastructure and managed cloud services that are delivered in an efficient, automated, and highly performant way. Enter CoreWeave, the AI HyperscalerTM.

We purpose-built our CoreWeave Cloud Platform to be the infrastructure and application platform for AI. Our platform manages the complexity of engineering, assembling, running, and monitoring state-of-the-art infrastructure at a massive scale to deliver high performance and efficiency to AI workloads. Through our proprietary software capabilities, we enable our customers to achieve substantially higher total system performance and more favorable uptime relative to other AI offerings within existing infrastructure cloud environments and unlock speed at scale. By delivering more compute cycles to AI workloads and thereby reducing the time required to train models, our capabilities can significantly accelerate the time to solution for customers in the ongoing hyper-competitive race to build the next bleeding-edge AI models. For example, in June 2023, our NVIDIA H100 Tensor Core GPU training cluster completed the MLPerf benchmark test (which benchmarks how quickly a system can train a model from scratch) in eleven minutes—a record and 29 times faster than the next best competitor at the time of the benchmark test.

These efficiencies also extend from training to inference use cases, as our CoreWeave Cloud Platform significantly improves both run-time efficiency for inference workloads and enables overall higher AI application uptime. These performance gains help to ensure lower performance-adjusted costs and a superior end-user experience. The supercomputers we build to power our platform are optimized to support many types of AI workloads, and they are augmented by our suite of cloud services to deliver meaningful time and cost savings to customers through our orchestration, automation, and monitoring capabilities.

Our multidisciplinary, customer-centric team has a proven ability to conceptualize, design, and implement solutions to solve the most complex engineering challenges in the pursuit of furthering AI. We hire individuals who help contribute to and maintain a culture centered around solving the most complex AI infrastructure scaling, performance, and reliability challenges.

Customers utilize our platform through a set of cloud services comprising Infrastructure Services, Managed Software Services, and Application Software Services, all augmented by our Mission Control and Observability software. Our comprehensive and integrated cloud services work together as a suite to deliver state-of-the-art compute, networking, and storage. These services enable the provisioning of infrastructure, the orchestration of workloads, and the proactive monitoring of our customers’ training and inference environments to increase performance and minimize interruptions.

Our CoreWeave Cloud Platform is hosted in our distributed network of active purpose-built data centers that are interconnected using low latency connections to major metropolitan areas, and incorporate state-of-the-art data center networking equipment, enhanced access to power and, where appropriate, the latest liquid cooling technologies.

As of December 31, 2022, we had three data centers running more than 17,000 GPUs in total and supported by approximately 10 MW of active power, which grew to 10 data centers running more than 53,000 GPUs in total and supported by more than 70 MW of active power as of December 31, 2023, and grew further to 32 data centers running more than 250,000 GPUs in total and supported by more than 360 MW of active power as of December 31, 2024. Our total contracted power extends to approximately 1.3 GW as of December 31, 2024, which we expect to roll out over the coming years.

We benefit from robust collaborations with leading chipmakers, OEMs, and software providers to supply us with infrastructure components and other products. We have a proven track record of rapidly expanding our power capacity to support the growth of our data center footprint along with our collection of managed cloud services. We deploy a sophisticated financing strategy and have efficiently financed the development of additional compute capacity through the use of asset-backed debt, having raised total commitments of $12.9 billion in debt through December 31, 2024 to support the development of our platform.

Our customers include some of the world’s leading AI labs and AI enterprises — the builders and integrators of AI — who depend on our platform for their core products and most promising innovations. We deliver significant benefits to our customers in terms of overall performance, time to market, and reduced cost of ownership, which results in our customers making large, long-term initial commitments and expanding those commitments with us over time. The vast majority of our revenue today is from multi-year committed contracts, whereby a customer purchases access to our platform over the contract term on a take-or-pay basis. We also sell access to our platform on an on-demand basis through a pay-as-you-go model. As of December 31, 2024, we had $15.1 billion of remaining performance obligations reflecting an increase of 53%, from $9.9 billion as of December 31, 2023.

Our ability to abstract away the complexity our customers would face in assembling, managing, and deploying this infrastructure themselves establishes us as a critical partner and leads to long-term, durable relationships that have the potential to expand over time. As evidence of this, three of our top five committed contract customers by TCV as of December 31, 2024 signed agreements for additional capacity within 12 months of their respective initial purchase dates. These agreements, measured during each respective 12-month period from the initial date of signing, represent a cumulative increase of approximately $7.8 billion in committed spend and a multiple of approximately 4x on initial contract value. Our deep relationships with customers are a competitive advantage, and our first-to-market track record with highly performant technology gives customers confidence in choosing CoreWeave.

Some of the most ambitious compute-intensive projects in the world are powered by our platform, and our business has grown rapidly since our inception. Our revenue was $16 million, $229 million, and $1.9 billion for the years ended December 31, 2022, 2023, and 2024, respectively, representing year-over-year growth of 1,346% and 737%, respectively. During these periods, we continued to invest in growing our business to capitalize on our market opportunity. As a result, our net loss for the years ended December 31, 2022, 2023, and 2024 was $31 million, $594 million, and $863 million, respectively. Our adjusted net loss for the years ended December 31, 2022, 2023, and 2024 was $27 million, $45 million, and $65 million, respectively. See the section titled

“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for information regarding our use of adjusted net (loss) income and a reconciliation of net loss to adjusted net (loss) income.

Industry Background

Over the past five decades, technology has experienced multiple secular shifts that have revolutionized productivity. In the 1960s, mainframes introduced compute and storage technology to hundreds of thousands of organizations and helped to introduce new product capabilities such as high-volume transaction processing in banking. In the 1980s, the development of client-server architecture dramatically reduced the cost of compute, which enabled the personal computer (“PC”) revolution and resulted in widespread access to PCs and significant productivity gains. In the 1990s, the internet fundamentally changed the way people worked, interacted, shopped, and learned. In the 2000s and 2010s, mobile and cloud adoption unlocked new customer and developer experiences and led to a fundamental improvement in the flexibility of compute, creating millions of new digital products and experiences. AI represents the next major evolution of technology, and its impact is potentially greater than these transformational shifts of the past. AI is expected to support tens of billions of connected users, devices and applications. It is also expected to penetrate half of all U.S. households in three years, based on data demonstrating that the time to adoption by 50% of U.S. households of new technology has halved each cycle, measured in years. This expected penetration time is six times faster than PC adoption and two times faster than mobile adoption, and, since 2012, the amount of compute used in the largest AI training runs has been increasing exponentially, doubling every three to four months. It is akin to a new industrial revolution delivering significant productivity gains, enabling new products that are poised to radically reshape and transform industries, and helping organizations become far more efficient.

Demand and Supply Side Factors Enabling AI

A combination of demand and supply side factors is enabling the massive and unprecedented growth of AI and powering the new industrial revolution.

Demand Side Factors

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AI has advanced significantly. There is a proliferation of new use cases as AI models become more advanced and their capabilities extend beyond simple prediction and rules-based pattern recognition, to foundational model-based applications with human-like reasoning and judgment capabilities. AI is moving beyond generative AI, which is focused on content creation, to agentic AI that takes action to assist and advise across myriads of use cases.

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AI is significantly improving outcomes for businesses and individuals. AI is enabling a tectonic shift in productivity that is fundamentally changing the way we interact with technology on a daily basis and is driving material impacts such as faster drug discovery, personalized education, shorter software development cycles, better sales and customer support, and a multitude of other use cases. AI is also helping to narrow the skills gap that exists in specialized, yet highly in-demand occupations, including engineering, law, design, and medicine.

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AI is a strategic priority for organizations. AI has become a primary source of competitive differentiation. Management teams and boards are reshaping their technology budgets and rearchitecting their broader corporate strategies through the lens of AI as a strategic imperative.

Supply Side Factors

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Foundational models are pervasive and effective. The explosion of commercially available foundational models, both proprietary and open-source, is democratizing access to AI and enabling more enterprises to develop AI products and services. Furthermore, continued investments in and the resulting effects of scaling have made these models more impactful and useful. Availability of performant and efficient cloud infrastructure is critical to run these models effectively.

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The amount of data has grown rapidly. The vast amount of enterprise data and accessible public data is being further supplemented by the emergence and rapid growth of AI-generated synthetic data, creating a massive volume of data used to build and train AI models. Enormous amounts of compute and storage capacity will be required to process this data so that it can be deployed for AI use cases.

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Infrastructure has evolved to enable AI workloads. New generations of infrastructure deliver significantly greater performance for AI workloads, with much greater speed and at dramatically lower cost, which in turn spurs more innovation as the infrastructure becomes more accessible. GPU performance, which powers AI model training and inference, has increased 7,000 times over the past two decades.

Infrastructure is the Key Enabler of AI

To unlock the full potential of AI, continuous improvements in model architecture, access to data, and scalable, specialized, high-performance compute infrastructure are essential. We believe that specialized compute infrastructure is the key enabler that AI labs and AI enterprises need to train models, perform inference faster at scale, and accelerate their time to market. It has become generally accepted that there is a direct relationship between compute resources (FLOPs, training, and testing time) and model output quality. There has been a dramatic increase in the computational resources dedicated to training and hosting state-of-the-art AI models, with top models released by OpenAI, Google DeepMind, and Meta AI generally requiring exponentially greater quantities of compute compared to prior model generations to unlock performance gains.

This race towards more performant models and the resulting demand for increasingly significant amounts of compute resources should come as no surprise. According to various papers that analyze scaling laws such as ‘Scaling Laws for Neural Language Models,’ as compute infrastructure scales, the performance of the foundational models also increases. This principle applies for both training and inference: it states that the more compute power available, the better both the models and applications built on top of them become. To achieve greater compute capabilities and succeed in AI, AI labs and AI enterprises require specialized compute platforms that run at superior performance and efficiency and maximize the utilization of the underlying infrastructure.

Delivering Performant AI Infrastructure is Immensely Challenging

The highly specialized infrastructure that is required to unlock the potential of AI is immensely challenging to build and operate, especially at scale. Additionally, the software architectures utilized in generalized clouds for provisioning, orchestrating, and running AI workloads are neither purpose-built nor suitable for AI and cannot deliver the required efficiency and performance. The scale of the required infrastructure is staggering, with tens of thousands of GPUs, thousands of miles of high-speed networking cables, and hundreds of thousands of interconnects coming together to create “superclusters” for training and serving AI models, as well as hundreds of MW of power and petabytes of total storage. Depending on the configuration of the data center, a single 32,000-GPU cluster may require the deployment of approximately 600 miles of fiber cables and around 80,000 fiber connections. Acquiring the necessary high-performance components requires managing a complex global supply chain, and configuring and deploying those components in data centers requires deep operational experience. The data centers themselves need to be specifically designed for high-performance compute, which requires specialized heat management capabilities such as liquid cooling, with heat exchangers and subfloors to support high density racks and high power supply per rack.

Software is Critical to Unlocking the Performance and Efficiency of AI Infrastructure

AI supercomputers are some of the most complex computing machines to have ever been created, requiring purpose-built software to unlock performance and efficiency at massive scale. These supercomputers require software to test and validate each component and to provision the infrastructure so that compute-intensive workloads can run with minimal downtime. Moreover, AI supercomputers often require multiple specialized orchestration frameworks to schedule complex workloads, which frequently need to be paired with substantial engineering resources. Once operational, these AI workloads put enormous pressure on infrastructure, frequently leading to high rates of component failures that cause training and inference jobs to fail, and thus require constant monitoring to manage and reduce failures and downtime. While training foundational models, failure of a single system component adversely impacts the entire cluster, translating to either significantly reduced training performance or, more commonly, failure of the entire job. High failure rates result in a significant loss of efficiency and increased cost if not properly monitored and managed.

AI Infrastructure Suffers from an MFU “Efficiency Gap”

Designing, provisioning, and maintaining the health of infrastructure is highly complex. Additionally, significant inefficiencies are associated with scheduling AI workloads on infrastructure at scale. Together, these complexities substantially increase the difficulty of maximizing the compute potential of infrastructure components, as measured by the MFU of the chips. MFU is a measure of the observed throughput compared to the theoretical system maximum if it operates at peak FLOPs. The complexity of managing AI infrastructure means that a majority of the compute capacity embedded in GPUs is lost to system inefficiencies, with empirical evidence suggesting observed levels of performance within the 35% to 45% range. Minimizing the efficiency gap between the approximately 35% and the theoretical 100% represents a significant opportunity for unlocking AI infrastructure performance potential and therefore the improvement in quality of AI overall. Moreover, the complexity of managing this high-performance infrastructure as it scales increases exponentially, making it increasingly challenging to extract high MFU and efficiency out of larger GPU clusters, which is what the market is currently demanding.

AI Requires a Purpose-Built Cloud

The complexity and resource demands of AI workloads necessitate that they run in a cloud environment purpose-built for AI, with high-performance infrastructure as well as software and application services that alleviate the specific complexities and inefficiencies associated with running training and inference jobs.

Generalized clouds operated by hyperscalers were not built to serve the specific requirements of AI. These clouds were created over a decade ago and were designed for general purpose use cases such as search, e-commerce, generalized web-hosting, and databases, and relied on CPU-based web-scale compute, and thus are not optimal for the high compute intensity requirements of AI.

Organizations need access to a fundamentally different GPU-based compute infrastructure that is built from the ground-up for AI and proven to perform at the scale and efficiency required to deliver AI. Cloud platforms therefore need to be fundamentally reimagined and purpose-built to deliver the capacity, performance, storage, and scalability requirements of AI workloads and increase the MFU of the underlying infrastructure.

Requirements of the AI Cloud

We believe the AI cloud requires a first-principles reimagining of how infrastructure is built, with the following requirements:

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Superior infrastructure performance and efficiency. The AI cloud should be able to extract the maximum possible output from the underlying GPUs and other infrastructure components. To achieve this, it needs to deliver a combination of performance and resiliency to ensure maximum AI training and inference uptime.

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Maximize performance. The AI cloud should run the latest and highest performance components and leverage an optimized technology stack that reduces latency and overhead to increase performance. Generalized clouds include virtualized compute, storage, and networking, and a host of managed services that are not required by AI workloads and typically consume additional resources, degrading performance.

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Minimize downtime and failure rates. The AI cloud should be able to identify and rapidly solve performance issues and prevent failures before they occur. AI workloads push infrastructure to its limits, causing nodes to fail and inducing storage, memory, and network latencies, which interrupt training runs. This creates delays and increases the cost of compute. GPU offerings from generalized clouds do not have capabilities required for high-performance AI workloads due to their CPU-centric heritage. CPU-based clouds lack the remediation capabilities, such as predictive maintenance and proactive health monitoring, needed to avoid the types of issues and outages experienced by GPU nodes, which are significantly more complex than CPU nodes. Traditional workload migrations that shift jobs away from impacted compute nodes in CPU-based clouds do not work for GPU-based infrastructure, which has far greater data and memory dependencies and job restart complexities. Moreover, due to their built-in layers of abstraction (e.g., virtualization), CPU-based clouds lack the complete node level visibility and the automation required to rapidly detect and remediate issues in GPU-based infrastructure.

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Rapid access to the latest advancements in infrastructure. AI advancement is limited by the infrastructure that supports it. To continuously push the AI frontier, customers should be able to access the latest advancements in technology for each component of their AI infrastructure. Bleeding-edge AI training workloads today benefit from running on the latest GPUs, CPUs, and DPUs, from the most advanced storage, networking, and memory, and from high-density liquid-cooled data center racks to maximize performance and efficiency. Moreover, the latest advancements in infrastructure technology are not in and of themselves enough. Customers benefit from an integrated solution that enables seamless deployment, automation, orchestration and monitoring of their infrastructure and workloads.

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Immediate “out-of-the-box” functionality. The AI cloud should deliver an autonomous, self-service approach with seamless deployment and automation, enabling developers and researchers to focus on delivering cutting-edge AI innovations. If not set up in the right way, due to the newness and the sheer scale of AI infrastructure deployments, GPU acceptance, provisioning, burn-in and testing issues can take months, which can significantly delay time to solution for the latest AI models and the products built on top of them. Moreover, when infrastructure is ready, it typically takes significant involvement from engineering resources to consume the infrastructure and deploy workloads due to a lack of provisioning automation. The AI cloud should be built to minimize delays and resource intensity and work out-of-the-box at scale.

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Ability to run and dynamically balance all types of AI workloads. The AI cloud should incorporate dynamic workload scheduling and balancing between inference and training to optimize resource utilization and performance. At present, many AI developers use Slurm and Kubernetes as their orchestration and scheduling frameworks for training and inference compute, respectively, and are forced to run separate pools of capacity for each. This results in underutilization of their infrastructure, which results in a material reduction of efficiency and increase in cost. Customers should be able to host a wide variety of AI workloads such as training and inference on the same clusters concurrently and seamlessly.

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Flexibility and customization with a specialized technology stack. Generalized cloud environments lack the flexibility to meet the specialized needs of AI applications, often forcing customers into rigid, predefined solutions. The AI cloud should be built to enable maximum composability, offering customers the freedom to tailor infrastructure and operational setup around their unique set of design requirements. Customers need a trusted partner with a track record of delivering performant and efficient AI cloud services at massive scale.

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Lower performance-adjusted cost. The AI cloud should deliver superior value by prioritizing performance and efficiency to help ensure that customers get the maximum utilization out of their infrastructure investments. Generalized clouds that are not purpose-built for AI burden customers running AI workloads with lengthy setup times, higher failure rate, longer downtime, and manual engineering workflows. As a result, running AI workloads on them requires more time, effort, and compute, degrading cost relative to performance.

We believe the AI revolution requires a cloud that is performant, efficient, resilient, and purpose-built for AI. Today’s leading AI labs and AI enterprises demand high-performance and cost-efficient compute, storage, networking, and managed software services integrated into a cloud platform that enables them to bring their innovations to market faster by maximizing the utilization of their infrastructure and training and deploying models seamlessly and out-of-the box.

Our Solution

Our CoreWeave Cloud Platform is an integrated solution that is purpose-built for running AI workloads such as model training and inference at maximum performance and efficiency. It includes Infrastructure Services, Managed Software Services, and Application Software Services, all of which are augmented by our Mission Control and Observability software. Our proprietary software enables the provisioning of infrastructure, the orchestration of workloads, and the monitoring of our customers’ training and inference environments to enable high availability and minimize downtime. Built on a microservices-based architecture, the components of our platform are fully fungible and composable. Customers can configure their use of our CoreWeave Cloud Platform to best fit their needs. For instance, they can choose to bring their own storage or managed software services or run our respective solutions, and choose the type and scale of deployment that best suits their workloads. This flexibility allows our customers to customize their use of our platform without compromising performance or efficiency. We have designed security as a fundamental component across our platform and technology stack. We leverage advanced security capabilities such as XDR and DLP, adhere to industry leading security standards such as SOC2 and ISO 27001, and employ our in-house information security teams to ensure that our customers operate in a secure environment.

The following is a summary of our Layered Architecture Stack.

CoreWeave’s Layered Architecture Stack

Infrastructure Services provide our customers with access to advanced GPU and CPU compute, highly performant networking (supported by DPUs), and storage.

Managed Software Services include CKS (a purpose-built-for-AI managed Kubernetes environment with a focus on efficiency, performance and ease of use), our flexible Virtual Private Cloud offering, and our Bare Metal service that runs Kubernetes directly on high-performance servers for maximum performance and efficiency.

Application Software Services build on top of our infrastructure and managed software services, integrating additional tools to further accelerate and improve training and inference for our customers. This includes SUNK, which allows customers to run Slurm-based workloads on top of Kubernetes and colocate jobs—including training and inference workloads—on a single cluster; CoreWeave Tensorizer, which significantly increases the efficiency of model checkpointing and enables high-speed model loading; and our inference optimization services. Our recently announced acquisition of Weights & Biases positions us to extend our application software following closing of the acquisition with an end-to-end, fully managed software platform and to accelerate development of our Application Software Services to target AI developers who are building, fine-tuning, and experimenting with AI models in order to deploy them to support production applications.

Our purpose-built technology stack is augmented by our lifecycle management and monitoring software, Mission Control and Observability, and our advanced cluster validation, proactive health checking capabilities, and observability capabilities. Our AI cloud runs in a distributed network of 32 active purpose-built data centers, which are specifically engineered to support high intensity AI workloads with features including enhanced power, liquid cooling, and networking components, reinforcing the robustness of our entire technology stack. Our Third-Party Tooling and Solutions further enhance this flexibility by providing a composable architecture that allows customers to customize their solution by integrating additional third-party tools.

Key Benefits to Customers

Through our CoreWeave Cloud Platform, we offer the following key benefits to customers:

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Highly efficient infrastructure. Our CoreWeave Cloud Platform delivers more optimized MFU than the cloud infrastructure provided by generalized hyperscalers, thereby minimizing the efficiency gap between the observed GPU cluster performance and the theoretical maximum. Based on internal testing, our CoreWeave Cloud Platform offers up to approximately 20% improvement in system MFU over comparative benchmark MFU performance. This is achieved through the performance at scale of our CoreWeave Cloud Platform, including optimizations such as Tensorizer to accelerate modeling loading and checkpointing, our purpose-built infrastructure, and our rapid fault remediation and failure prevention capabilities. As a result, our customers either derive more performance out of their existing clusters or need less infrastructure to achieve the same level of performance.

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Performance at scale. Our infrastructure is optimized to run AI workloads, delivering cutting-edge performance to AI model training and inference use cases. Our capabilities, such as Bare Metal GPU nodes, operate with highly performant system technologies, a scale-out network with one of the industry’s leading effective network speeds, storage services with data read speeds of up to 2GB per second per GPU, and software optimizations to efficiently utilize infrastructure performance. Our compute nodes spin up rapidly, our cloud enables seamless autoscaling to accommodate complex training runs, and our rapid model loading capabilities, facilitated by our Tensorizer solution, significantly reduce inference latency. Our CoreWeave Cloud Platform has broken performance records, including setting an MLPerf record that was 29 times faster than competitors in 2023.

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Reliability and Resilience. Our Mission Control suite of capabilities help deliver and maintain vetted cloud infrastructure and provide observability into the health and performance of the entire solution. This helps ensure that our customers’ clusters continue to operate at ideal performance, quickly recover from any hardware events, and ultimately get better value by using our cloud solution. Moreover, our automated GPU node validation capabilities ensure when nodes are remediated that they are immediately made available for use and do not remain idle. This allows our customers to focus more of their time and resources on building new products faster instead of managing AI infrastructure.

CoreWeave Helps Bridge the MFU Gap

(1)	Based on internal testing

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Faster access to latest AI infrastructure advancements. Our customers benefit from faster access to the latest AI infrastructure advancements, including our access to the latest GPU technologies at scale. Our CoreWeave Cloud Platform enables customers to run their AI workloads on highly performant compute, networking, and storage infrastructure, optimized through our dedicated infrastructure management and workload orchestration software. We have a track record of being among the first to market with cutting-edge infrastructure technology. For instance, we were among the first to deliver NVIDIA H100, H200, and GH200 clusters into production at AI scale, and the first cloud provider to make NVIDIA GB200 NVL72-based instances generally available. We are able to deploy the newest chips in our infrastructure and provide the compute capacity to customers in as little as two weeks from receipt from our OEM partners such as Dell and Super Micro. This allows our customers to take advantage of the latest innovations in AI infrastructure and performance to innovate, build new products, and serve customers faster.

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Highly performant on day 1. Our full-featured managed software services make the consumption of infrastructure seamless. Automated provisioning and node validation remove the need for manual burn-in testing and ensure our highly-performant CoreWeave Cloud Platform is up and running for new customers and ready for consumption in a matter of hours from customer acceptance. Customers take receipt of the infrastructure and can immediately schedule and run training and inference jobs instead of investing significant time and resources in stress-testing compute nodes and verifying their health. CKS helps to ensure workloads of any type can be immediately scheduled on the infrastructure, while Mission Control automatically vets all the infrastructure to ensure on an ongoing basis that any faults are proactively detected and remediated. This shifts the burden of infrastructure management away from customers, significantly reducing costs and accelerating their time to solution.

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Efficient GPU fleet utilization. Our CoreWeave Cloud Platform is architected to support all types of AI workloads, including training (consisting of pre-training and fine tuning), synthetic data generation, and inference, covering the full spectrum of customer requirements. Customers can orchestrate all these types of inference and training workloads across the same cluster simultaneously, enabled by our industry-leading Slurm integration, SUNK. Running different types of jobs on the same cluster at the same time increases the utilization of a customer’s AI infrastructure by allowing customers to seamlessly transition between Slurm based training jobs and containerized inference workloads on the same GPU cluster, negating the need to have two discrete clusters with lower efficiency. CKS, in conjunction with SUNK, enables this intelligent management of workload scheduling to prioritize serving inference demand spikes and better utilize GPU clusters across training and inference.

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Flexible technology stack. We adapt to our customers’ needs, enabling our customers to obtain the platform most ideal for their AI applications to run on. Our team is committed to moving quickly and solving problems for our customers that have never been addressed before as they develop and serve the next generation of foundational models. This partnership extends beyond support. Our flexibility is a key asset for our customers as we do not ask them to compromise, but rather empower them to integrate with our platform in the way that best suits their needs. Our microservices-based architecture tailored to AI enables this flexibility. For instance, customers can choose to bring their own storage instance, opt to run on Bare Metal, can elect for committed or on-demand deployment, and can generally configure their use of our CoreWeave Cloud Platform to best fit their requirements. This enables customers to obtain the platform most ideal for their AI applications to run on, providing them with exactly what they require without needing them to make tradeoffs or compromises that leads to reduced efficiency and increased costs.

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Lower performance-adjusted cost. We deliver efficiency to our customers through fully optimized AI performance out-of-the-box, our rapid cluster remediation and failure prevention capabilities, and our differentiated ability to simultaneously and seamlessly run inference and training jobs on the same clusters. All this results in significantly improved infrastructure efficiency and higher MFU, which translates to lower costs relative to solutions provided by other cloud service providers for demanding AI workloads.

CoreWeave Cloud Platform’s performance advantage, day-one utility and reliability, higher run-time efficiency, resiliency, and overall AI infrastructure uptime ensures customers can confidently build AI products and services, while benefiting from a lower total cost of ownership. It enables customers to deliver superior intelligence faster, and to expand their compute footprint in lockstep with the commercialization of their solutions.

Competitive Strengths

Our key competitive strengths, which we believe set us apart from the generalized cloud providers in the industry, include:

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We are purpose-built for AI. Our platform is fundamentally architected from the ground up to deliver cutting-edge performance for AI workloads. We have reimagined the traditional cloud architecture to deliver the infrastructure and technology stack required for AI, optimizing it to remove services such as the hypervisor layer and other unnecessary managed services that would otherwise cause performance leakage. It is built to efficiently run workloads on Bare Metal nodes, which makes our CoreWeave Cloud Platform more transparent given the wealth of GPU node-level metrics generated by our stack that most competing solutions are unable to retrieve. Our Managed Software Services, which include our orchestration solution, CKS, and our application services, are optimized for complex AI workloads. Our infrastructure is built on cutting-edge components, including the latest-generation GPUs, networking, and high-performance storage, all working cohesively to deliver unprecedented performance to our customers. Importantly, our data centers are also designed with our “no compromise” philosophy centered around AI, with our current builds incorporating liquid cooling where possible to maximize rack density and drive higher utilization of our data center footprint. These innovations are what enable us to help bridge the efficiency gap between the approximately 35% real-world infrastructure MFU and the 100% theoretical maximum.

•	We live at the bleeding-edge of technology. Our diverse, multi-disciplinary team is founded on a culture of saying yes to delivering our customers’ needs. We are fearless in facing and overcoming complex engineering challenges, and we hire individuals who help contribute to and maintain a culture centered around this philosophy. We raise the standards of execution to meet the needs of our customers, which include some of the largest and most sophisticated organizations that themselves live on the bleeding-edge. We have demonstrated this in our ability to create some of the largest and most performant GPU clusters assembled to date, develop a rich suite of software and services that maximizes infrastructure utilization and efficiency, deliver against an accelerated data center build schedule, and consistently be among the first to market with cutting-edge infrastructure components. We were one of the first to deploy NVIDIA’s H100, H200 chips, NVIDIA Bluefield 2 and 3 DPUs, 4th Generation Intel® Xeon® Scalable Processors (formerly Sapphire Rapids), and InfiniBand 3200Gbps NDR high-performance networking in our infrastructure at production scale, and the first cloud provider to make NVIDIA GB200 NVL72-based instances generally available.

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We operate at scale. We benefit from a network of 32 active purpose-built data centers that together ran more than 250,000 GPUs for AI workloads as of December 31, 2024. There is a massive operational capability difference between operating clusters of thousands versus tens of thousands of GPUs. Our track record of operating at scale enables us to participate in this market in ways that others cannot. Our specialization in deploying AI infrastructure at massive scale enables us to serve some of the world’s leading providers of AI who require massive deployments in order to effectively train and serve the latest foundational models. Moreover, it enables us to benefit from clear economies of scale. It lends us critical brand recognition in the AI ecosystem that accelerates inbound demand for our solutions. It strengthens our supply chain relationships and enhances our access to the best engineering and product talent. And, importantly, it enables us to detect issues and derive insights from across our AI infrastructure sooner than our competitors. Over the long term, our platform delivers superior performance and value as a result.

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We have a proven track record of securing power. Power is a key enabler of the AI revolution and an asset that we have managed to secure at scale. As of December 31, 2024, we had more than 360 MW of active power and approximately 1.3 GW of total contracted power. This provides us with a durable, multi-year runway in power capacity. We relentlessly and creatively explore additional opportunities to add power capacity, as demonstrated by our agreement with Core Scientific for more than 500 MW of capacity as of December 31, 2024.

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We have demonstrated unique financing capabilities. We have designed our capital structure to enable the investments needed to maintain growth at the pace of AI innovation. We have pioneered GPU infrastructure-backed lending, and to date, we have raised over $14.5 billion in debt and equity across 12 financings. Our recent raise of $7.6 billion in committed GPU infrastructure-backed debt led by Blackstone and Magnetar represents one of the largest private debt financings in history and signals the confidence that debt investors have in funding our company to build and scale the next generation AI cloud. This scale of funding has not been achieved by any established players or new entrants in the AI cloud space that we compete with today, demonstrating the confidence that investors have in our vision and execution capabilities. Our rapid growth and track record for creating high-performance compute clusters and financing them has enabled us to decrease our cost of capital over time. We intend to innovate the financing structures and strategies that we employ in order to access new forms of capital at the scale required to grow our business, while simultaneously driving down our overall cost of capital.

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We maintain robust ecosystem relationships. We benefit from strong, mutually beneficial relationships with our suppliers and customers that strengthen our solution and market position. Our relationship with NVIDIA strengthens our supply chain. We work with NVIDIA to deploy the latest GPU technologies at scale. In turn, we are a partner to NVIDIA in that our proprietary software and purpose-built infrastructure help to minimize the efficiency gap between the observed GPU cluster performance and the theoretical maximum GPU cluster performance, help to diversify their customer base, and help to get their technology in the hands of end customers faster. Our relationships with some of the world’s leading and most discerning AI labs and AI enterprises, including Microsoft, Meta, and

OpenAI, further position us as a cornerstone of the evolving AI ecosystem and creates a flywheel that strengthens our engineering advantage through continuous learning and development.

These deep technical partnerships with our customers provide our engineers with exposure to unique technical challenges, enabling them to build an invaluable knowledge base regarding the complex requirements of running supercomputers efficiently to extract maximum performance, automate operations, and optimize total cost of management. This gives us the ability to deliver an AI cloud that can operate at the performance, scale and efficiency required by the world’s most complex workloads. Moreover, we serve some of the world’s leading AI labs and AI enterprises, which fosters a reinforcing cycle of continued innovation, as we are the first to experience and solve the challenges of the most compute intensive AI training and inference workloads. This data, which is only used internally to improve our services for our customers, is a critical input into our engineering process and strengthens our technological differentiation as we continue to push the boundaries of what is possible in computing. This “economy of AI leadership” ensures we can continuously improve our CoreWeave Cloud Platform over time in a positive feedback loop, by enabling us to learn from any issues or misconfigurations detected across our large infrastructure base and apply those learnings to all our clusters, which in turn positions us as a leading-edge provider of choice for new customers.

Our Market Opportunity

The impact of AI will be immense for organizations of all sizes across all sectors, which will realize significant productivity gains and time and cost-efficiencies by deploying AI technologies. IDC estimates that AI will add nearly $20 trillion to global GDP by 2030. We believe businesses of all sizes will adopt AI products and services to enhance automation and improve decision making and will need to embed AI into their solutions to differentiate and remain competitive.

We believe that CoreWeave will be one of the most sought-after platforms for the world’s AI workloads. Our solution enables AI products, services and models to train and run with significantly greater speed and efficiency. We have estimated our total addressable market opportunity by evaluating the size of the large and rapidly growing AI compute software and infrastructure market that we are pioneering. According to Bloomberg Intelligence, the market for AI inference/fine-tuning, AI workload monitoring, and training infrastructure, including AI servers, AI storage, training compute, cloud workloads, and networking, will increase by over $300 billion from 2023 to 2028, growing at a CAGR of 38% from approximately $79 billion in 2023 to approximately $399 billion by 2028. This market opportunity is expected to include $330 billion related to training infrastructure, which includes AI servers, AI storage, training compute, LLM licensing revenue, cloud workloads, and networking; $49 billion related to inference infrastructure; and $20 billion related to workload monitoring, all of which are supportable by CoreWeave.

The AI cloud infrastructure and software market is dynamic and will continue to evolve as new models are introduced and inference continues to scale. We believe we are ideally positioned to capture the opportunity as the market develops and continues to expand. At present, the AI compute market is centered on training the latest generations of models, which is being driven by a select few hyperscalers and AI labs which are advancing model quality and the standard of intelligence they output. While it is likely that inference will grow to account for an increasingly larger proportion of AI workloads, we expect that training and fine-tuning new generations of models on updated infrastructure will continue to be an important addressable market as new generations of hardware, networking, and storage are released. We believe that our best-of-breed software and infrastructure solution and our track record of being among the first to market with the latest infrastructure modalities makes us optimally suited to capture these bleeding-edge training workloads.

In the near-term, we expect to see continued rapid growth in demanding inference workloads driven by an exponential increase in model size and complexity and complex reasoning skills, and we anticipate that these workloads will need to run on the latest generation of high-performance infrastructure. Over time, we expect there will be more widespread enterprise adoption of production workloads as enterprises train and serve their own models on high-performance cloud infrastructure leveraging proprietary data. These workloads will have a spectrum of complexity levels. Some of them will need to run on state-of-the-art infrastructure, while other, lower intensity workloads will run more efficiently on older generations of infrastructure. The acceleration of these lower intensity inference workloads will coincide with the growth of our geographically distributed compute base, which over time will consist of a broad range of cross-generation infrastructure as current generations roll off existing contracts and are superseded by new releases. We believe that the mix of hardware across generations that is optimized for different use cases in our compute base will ensure that we are optimally situated to capture all workload types, both inference and training.

Growth Strategies

Demand for AI training and inference continues to scale as models improve and AI drives enhancements to productivity and overall quality of life. Organizations are accessing AI either directly or through layers of abstraction, for instance through APIs that connect businesses to the leading foundational models in circulation today. We are committed to investing in our business to capitalize on the accelerating demand for AI compute and grow the adoption of our CoreWeave Cloud Platform, and are pursuing a number of strategies to enhance our ability to deliver the software and infrastructure to power the proliferation of intelligence across the world’s economy and society. Our principal growth strategies include:

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Extend our product leadership and innovation. We pioneered the AI Hyperscaler and are committed to innovating to extend our technology leadership. Our team operates at the bleeding-edge of technological advancement and continues to deliver new solutions and optimize our technology stack to deliver substantial performance and efficiency gains for AI workloads at scale. We have delivered and unlocked the performance of some of the largest GPU clusters assembled to date, and we continue to release additional updates to our cloud software services to further enhance the capabilities of our infrastructure, as demonstrated for example by our recent product releases including CKS, Mission Control, and SUNK all of which accelerate the ability of our customers to train and serve models. We plan to continue to prioritize investing in our product and engineering teams to develop our cloud software services.

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Continue capturing additional workloads from existing customers. Our CoreWeave Cloud Platform serves some of the most powerful AI labs and AI enterprises that are building AI products today. Through some of these cornerstone customers, it addresses a massive volume of AI workloads directly from them or through their APIs. As these leading providers of AI continue to achieve product market fit with the latest foundational models, their training and inference workload volume will scale exponentially. Our dedicated focus on both AI labs and AI enterprises will enable us to achieve natural growth across this customer segment as AI continues to become ubiquitous, and as these customers realize the performance and efficiency benefits of our CoreWeave Cloud Platform. We have built dedicated teams of AI-experts across our engineering, product, sales and customer experience organization that understand customers’ needs for rapidly evolving AI use cases. These teams work hand-in-hand with our customers to help them better understand our product capabilities and innovations to best position us to capture increasing spend as they expand.

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Extend into broader enterprise customers across new industries and verticals. Our current and potential customers include the world’s premier AI labs and AI enterprises, for whom AI is a core component of their product strategy and overall business model, and who depend on our CoreWeave Cloud Platform to deliver the next generation of AI models and applications. As AI continues to become ubiquitous in daily life and as other verticals and industries, including regulated industries like banks, high-frequency trading, and pharmaceutical companies, begin to develop and build their own dedicated AI solutions, we plan to expand to serve those verticals and capitalize on the opportunity to provide our CoreWeave Cloud Platform to host their workloads. Although it is early, we have already started to see strong interest from such industries. We also anticipate that new industries and use cases will arise to take advantage of developing AI capabilities as AI models become more accessible and cheaper, presenting additional growth opportunities for our platform. We believe that our recently announced acquisition of Weights & Biases will enable us to improve our CoreWeave Cloud Platform to address the needs of customers who are researching, building, and deploying AI models and applications. Following closing of the acquisition, we plan to integrate Weights & Biases’ capabilities as a new entry point for customers to access our CoreWeave Cloud platform and take advantage of the differentiated infrastructure and managed software services that we offer.

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Expand internationally. We are expanding our business to capitalize on growing demand for AI applications and solutions across the globe, driven by customers’ desire to build their AI applications locally and minimize latency. In 2024, we established a presence in London, United Kingdom, Barcelona, Spain, and Falun, Sweden, with more than 40 MW of active power in these locations as of December 31, 2024. In addition, we have contracted data center capacity in Canada, Sweden, and Norway with additional capacity in the pipeline. In addition, regulatory frameworks are expected to increasingly restrict data from flowing across borders, meaning that AI models may eventually need to be trained on regional data pools and served locally. Expanding our reach in key international markets enables us to serve that regional demand for AI compute. We are methodical around our international expansion and tailor it to where we see the most demand for AI compute.

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Increase our vertical integration. We plan to continue to verticalize “up the stack” by innovating and adding to our software offerings to drive customer engagement and value. At the same time, we may continue to verticalize “down the stack” by enhancing our data center capabilities to bolster our access to data center capacity, future-proof our solutions, and drive further operational efficiency. We intend to achieve further vertical integration either organically or through targeted acquisitions.

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Verticalize “up the stack.” The strategic position of our solution as the control plane which drives the performance, efficiency and visibility into the underlying infrastructure enables us to build additional functionality and services on top of it, including dedicated layers of abstraction and automation to simplify the way customers interact with our infrastructure, as well as solutions for fine-tuning AI models and production environments for AI applications. This enables our customers to access AI infrastructure more easily, scale as their need for AI workloads grows, and get their products to market faster. For example, we plan to further increase ease of use by abstracting complexity for our customers through our Global Inferencing solution which enables customers to automate the management of their inference deployments by plugging in APIs and avoiding the need to manage GPUs at a more granular level. We plan to also create tools to empower developers and machine learning engineers to seamlessly access and fine-tune foundational models to power AI applications on our platform achieving greater efficiency and productivity. We believe our announced acquisition of Weights & Biases will help to accelerate the expansion of our developer tools for both fine-tuning and training models, as well as building AI applications, and reinforces our ability to continue adding functionality “up the stack” following closing of the acquisition. We are best positioned to add functionality “up the stack” given we control the underlying infrastructure, which is the most difficult layer of the technology stack to replicate given our investments into our infrastructure over time.

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Verticalize “down the stack.” As data centers continue to evolve and take center stage as the next-generation supercomputers driving the AI revolution, our ability to further manage and customize our data center footprint will de-risk our future growth and expense. Currently, the majority of our data center portfolio is leased. We may make investments into data centers and increase the proportion of our data center footprint where we have direct ownership stakes. This will enable us to have more control and accountability over the delivery timeline of new builds, and allow us to exert more control over our data center costs.

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Maximize the economic life of our infrastructure. We seek to maximize the value of our fleet of GPUs to the fullest extent possible, and do this by monetizing the infrastructure underlying expired contracts through either another contract for the remainder of its economic life or through an on-demand consumption pool. We expect a large number of GPUs to become available for the on-demand distributed compute pool as our customers renew contracts with future generations of chips. These current generation chips will be well-suited to handle inference workloads and lower intensity training workloads after contracts expire, which will lead to cost optimal solutions for our customers. As the AI revolution continues and more widespread enterprise adoption of AI workloads occurs, there will be a breadth of workload complexity levels which will need to be matched to infrastructure with varying levels of performance and cost. Some of those workloads will be less computationally intensive and can be served by older generations of infrastructure.

Our Platform and Product Offerings

Our CoreWeave Cloud Platform is an integrated solution that enables companies to run AI workloads with high performance and efficiency. It includes our Infrastructure Services, Managed Software Services, and Application Software Services, all bolstered by our Mission Control and Observability software. Our proprietary software underpins every component of the platform, allowing for highly secure provisioning of infrastructure, effective orchestration of workloads, and real-time monitoring of training and inference environments. Security is a fundamental component of our platform. We ensure our customers operate in a secure environment by implementing a zero trust model for data access and leveraging advanced security technologies, including XDR and DLP deployed across our endpoints. Additionally, we use single-sign-on and multi-factor authentication to ensure our CoreWeave Cloud Platform remains resilient against identity-based cyber threats.

CoreWeave Cloud Platform

Infrastructure Services: Delivering bleeding-edge compute, networking, and storage infrastructure

Our platform is powered by our foundational Infrastructure Services, which utilize our proprietary software and a combination of high-performance GPUs, CPUs, DPUs, storage, and networking equipment, all calibrated to deliver the performance at scale required to power AI workloads.

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Compute. Our compute is delivered through combinations of GPU and CPU nodes interconnected with state-of-the-art, high-performance networking technology such as NVIDIA InfiniBand and optimized through DPUs in a high throughput network topology that provides extensive scalability for AI workloads. GPU nodes are the primary engines for AI compute and are supported by the latest generation of CPUs, memory, PCI-Express data interconnects, NVMe SSDs, and DPUs. These components help to extract maximum performance out of GPUs and also offload non-core tasks. We continuously monitor the health and performance of GPU and CPU nodes to ensure improved resilience and rapid recovery.

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GPU Compute. We provide our customers with access to a vast portfolio of high-performance GPUs that are purpose-built for AI. This includes the NVIDIA H200, which we were among the first to market with at production scale, and NVIDIA H100. Our H100 architecture enabled us to break the MLPerf record in 2023, delivering training speeds 29 times faster than competitors at greater scale.

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CPU Compute. We offer versatile CPU instances to support AI workloads. Our infrastructure utilizes some of the industry’s highest performing and latest CPUs instead of prior generation technology that can degrade GPU performance and utility. Our CPUs complement our GPUs by performing tasks, including data pre-processing, control plane functions, and workload orchestration, which frees GPUs to focus on compute intensive tasks.

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DPUs. DPUs optimize compute for AI workloads by offloading networking, security, and storage management tasks from GPUs and CPUs. They are a critical enabling component for increasing overall efficiency and performance.

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Nimbus. Nimbus is our control and data-plane software running on our DPUs inside Bare Metal instances, performing the typical role of a hypervisor in enabling security, flexibility and performance. Nimbus-enabled DPUs remove the need for a virtualization layer and give customers the flexibility to run directly on our servers without a hypervisor, enabling greater compute performance. Nimbus also provides security through the isolation of customer models and data encryption, while enabling them to set up Virtual Private Cloud environments.

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Networking. Our networking architecture is highly specialized and uniquely designed to meet the complex needs of AI use cases. It includes our high-performance InfiniBand based cluster networking, our data center network fabric which connects our GPU and CPU nodes to our control plane via DPUs for efficient offloading of certain processing tasks, our VPC networking framework, as well as our Direct Connect offering which provides enterprise-grade networking and supports multi-cloud deployments. The ultra-fast connection and superior throughput enabled by our networking architecture ensures faster training and inference times for our customers.

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Cluster Networking is the result of our relationship with NVIDIA to design a networking architecture that is purpose-built for AI clusters. The NVIDIA InfiniBand network that we deploy is one of the largest in existence with up to 3,200Gbps of non-blocking GPU interconnect and provides industry-leading effective networking throughput to accelerate time to train and serve models. Our Blackwell deployments will further be supported by external NVLink Switches, a low latency, scalable, and energy-efficient protocol that allows GPUs to communicate with other GPUs and CPUs within the same and different systems more efficiently. These technologies enable us to offer our customers access to tens of thousands of GPUs connected in a single cluster, and the ability to create massive megaclusters. Our megacluster resilience is supported by Mission Control, which prevents and rapidly remediates any deficiencies that arise.

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VPC Networking creates isolated virtual networks to manage CoreWeave Cloud Platform resources, allows customers to securely connect compute, storage, and networking resources to their development and deployment platforms using the latest security best practices including encryption, isolation, and access control.

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CoreWeave Direct Connect plugs into our carrier grade networking backbone and enables embedded scale that supports our data centers. It is built to support multi-cloud needs, operates across the United States and Europe, and provides private, highly performant connections to transfer data with speed and security. It allows our customers to easily connect their CoreWeave clusters with resources available at other cloud providers or on-premises. Direct Connect boasts port speeds of up to 400Gbps, flexible options to connect through either dedicated ports or existing carriers, and budget-friendly costs with no data transfer or egress fees.

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Storage. Our systems incorporate enterprise-grade, software-defined scale-out storage capabilities. Our highly performant, secure, and reliable storage capabilities are designed for the most complex and demanding AI workloads. They load data at rapid speeds, enabling large distributed AI workloads to be scaled up in seconds. These storage capabilities also allow customers to benefit from auto-provisioning of GPUs and store large volumes of model checkpoints and intermediate results so that teams can stay on track after interruptions to their training or inference jobs. Our purpose-built storage architecture enables our customers to achieve significantly faster load times. Our storage services, which include object storage and distributed file storage, leverage industry-best security practices, including encryption at rest and in transit, role-based identity access management, and authentication.

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Object Storage. Given traditional object storage solutions are not designed for accelerated workloads, customers typically need to leverage a caching layer on top of object storage to run their GPU clusters at top performance. Our object storage solution is built from the ground-up specifically for AI. It eliminates the need for an intermediate cache based on a file storage system. It leverages our proprietary Local Object Transport Accelerator, which caches data locally onto GPU nodes to deliver the performance required to go straight from object storage to GPUs.

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Distributed File Storage. We offer distributed file storage solutions that centralize asset storage and support parallel computation setups. For customers who require these features and prefer to utilize a distributed file storage system in addition to object storage, our Distributed File Storage system provides the flexibility to do so. Our platform also enables customers who run on-premise to integrate their own distributed file storage system into our platform, providing a truly flexible technology stack that is designed to support our customers’ storage needs.

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Dedicated Storage Clusters. Our microservices based architecture allows us to support our customers’ choice of storage back-ends. We work with an ecosystem of storage cloud partners to provide flexibility and choice in order to get access to their preferred storage solutions that are well integrated with our CoreWeave Cloud Platform.

Managed Software and Application Software Services: Built for AI at Multiple Layers of the Cloud Technology Stack

Managed Software Services: Fully managed deployment for the most efficient workloads

Our Managed Software Services include CoreWeave Kubernetes Service, our AI workload orchestration and auto-scaling solution, our VPC product, and our Bare Metal service.

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CoreWeave Kubernetes Service. CKS is our AI-optimized, managed Kubernetes service that minimizes the burden of managing large GPU clusters. CKS is purpose-built for AI workloads and delivers fast performance, security, and flexibility in a fully managed Kubernetes solution. CKS has built-in guardrails and automated processes specialized for AI workloads that reduce the need for teams to spend countless hours managing complex Kubernetes clusters. CKS clusters leverage Bare Metal nodes without a hypervisor to maximize node performance, and our DPU-based architecture for complete isolation and acceleration with private-cluster VPCs. As such, CKS ensures that each node operates at peak performance within a secure, isolated environment. There are extensive customization options available to manage data, control access and policy, and handle authentication and other security controls, giving customers ultimate flexibility and authority over their specific data management practices.

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Virtual Private Cloud. Our VPC solution allows customers to utilize an isolated, private section of our CoreWeave Cloud Platform where they can run their resources in a controlled network environment. It delivers a flexible experience backed by enhanced security, with both direct control and a high degree of customization. It enables hyper specific networking policies on a workload-by-workload basis, including terminating VPNs, managing routing, and access control. Our robust node isolation capabilities create both data and VPC segregation that deliver maximum security for our customer workloads.

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Bare Metal. Our Bare Metal service is fast, reliable, and performant. The vast majority of AI workloads do not need virtualization. Instead, they need direct access to resources to run training, inference, and experimentation with maximum performance and low latency. We eliminate the need to have a hypervisor layer and enable our customers to run Kubernetes, or an orchestration platform of their choice, directly on Bare Metal instances. This allows us to combine the flexibility of cloud-like provisioning and the power and performance of dedicated hardware, unlocking higher performance, increasing reliability, freeing up compute resources, and allowing for in-depth insights on cluster health and performance through granular metrics. For customers who prefer a more managed experience, our Bare Metal service also enables customers to spin up Bare Metal nodes in CKS and offload certain basic functions such as storage and network drivers.

Application Software Services: Additional tools that accelerate and improve training and inferencing

Our Application Software Services allow companies to seamlessly integrate additional tools that accelerate and improve training and inference. Due to our microservices-based architecture, our platform is fully composable, with customers able to run their own orchestration solution or third-party applications seamlessly as part of our stack. As with all our other services, we follow security best practices at every step.

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Slurm on Kubernetes Integration (SUNK). Slurm is an open-source workload manager popular among AI model developers and other users of high-performance compute. It is an industry leader for the orchestration of massive parallel scheduling jobs such as training LLMs. Kubernetes, on the other hand, is designed for containerized workloads in cloud-native environments making it particularly well suited for model serving. Customers previously had to either choose between Slurm or Kubernetes on a per cluster basis for their resource management needs, even though the two applications serve different use cases and excel in different environments. Often, this led to maintaining two distinct platforms and pools of compute. We have eliminated the need to choose between Slurm or Kubernetes by creating SUNK, a proprietary offering released in early 2024 that integrates Slurm with CKS and allows for Slurm jobs to run inside Kubernetes. This allows developers to leverage the resource management of both Slurm and Kubernetes and results in a seamless end-user experience. Different AI workloads can be co-located on the same cluster, including training, inference, and experimentation, unlocking greater workload fungibility. SUNK enhances the efficiency of compute by sharing resources between Slurm and Kubernetes and streamlining deployment of our system. Introducing Slurm into our stack has solved a major infrastructure pain point for our customers while reducing their total cost of ownership.

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CoreWeave Tensorizer. CoreWeave Tensorizer is our training and inference optimization solution that spins up models rapidly from storage directly into GPU memory from a variety of different endpoints. It serializes models into a single binary file and incorporates a caching layer to quickly flow models to the closest node to the client, thereby dramatically cutting down resource expenditure caused by long loading times. When tested on a larger model size using a higher-performing GPU, the impact of

Tensorizer on model load time becomes even more pronounced. In terms of relative performance, our Tensorizer had average model load times that were 1.7x and 1.4x faster than that of SafeTensors and HuggingFace respectively. Our Tensorizer solution also increases model training efficiency by enabling fast checkpoints and reducing restart times. Checkpointing ensures models are frequently saved and archived during the training process such that failures do not require full and time consuming restarts.

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Weights & Biases Models. Following the closing of our announced acquisition of Weights & Biases, we intend to expand our platform to include their Models product-line, which will extend the capabilities we currently offer with SUNK and Tensorizer to include real-time tracking and visualization of training runs, customer packaging, and workflow optimization, and the ability to further optimize hyperparameters, track model lineage, and fine-tune both open-source and proprietary models.

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Inference Optimization & Services. Our platform is optimized for inference, delivering unparalleled flexibility, efficiency and access to the compute required to serve these workloads effectively. Through our planned inference optimization services, customers will be able to right-size their workloads with access to a varied GPU fleet customized to their specific performance and cost requirements, and can provision what they need when they need it to match the complexity of their workloads. Following the closing of the acquisition, we intend to integrate Weights & Biases’ Weave product into our inference optimization services, enabling the real-time monitoring and debugging of LLMs and prompts, in addition to rigorous evaluation of generative AI applications.

Mission Control & Observability: Delivering full visibility into and control over infrastructure and workloads

AI compute infrastructure brings together multiple cutting-edge technologies including the latest and most powerful compute resources, high bandwidth memory, high-speed chip-to-chip interconnects, and node-to-node connectivity. While these technologies deliver unprecedented performance, they come with the additional overhead and complexity of dealing with node and system failures. Our Mission Control & Observability solution helps customers to manage their infrastructure and operations with a suite of services designed to ensure optimal setup and functionality of infrastructure components throughout their entire lifecycle, thereby preventing and rapidly remediating issues and enhancing performance. Mission Control consists of our FLCC and NLCC, and is complemented by our Observability solution.

•	Fleet LifeCycle Controller (FLCC). Our Fleet LifeCycle Controller automates node provisioning, testing, and monitoring to validate nodes and systems for Day 1 operations and beyond.

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Node LifeCycle Controller (NLCC). Our Node LifeCycle Controller proactively assesses ongoing node health and performance to ensure problematic nodes are replaced with healthy ones before they cause failures. Both FLCC and NLCC are systems that are running on our back-end.

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Observability. Our Observability solution provides access to a rich collection of node and system-level metrics to complement the capabilities of Mission Control that help prevent or quickly identify system faults and restore system-level performance. Faults can occur for various reasons, such as bad user configuration (memory allocation issues), misbehaving software updates, server component malfunctions, or issues in the high speed node-to-node network. Customers can collect and receive alerts on metrics across their fleet, using dashboards that visualize either the entire cluster or individual jobs, and identify root-cause issues in a matter of minutes, as well as early warning signs that enable them to replace or repair nodes that are close to failure. Our Observability solution gives customers deep insight into their infrastructure down to the temperature of individual GPUs.

CoreWeave Real-Time Dashboard

Deep Technical Partnerships

Our partnership strategy is to augment our capabilities by developing deep technical partnerships and relationships with companies that share our vision for empowering customers and accelerating the AI ecosystem. These partnerships are central to how we build our products and services: they enable us to unlock capabilities further up the stack and serve as layers of abstraction that extend our reach to a broader customer base who ultimately run on our infrastructure. Through our partnerships, we have been able to drive enhancements in AI Ops/inference (e.g., Run:ai), improve infrastructure capabilities (e.g., Datadog), and engineer new purpose-built data architectures (e.g., Vast Data and Pure Storage). Our partnership strategy further extends to our relationships and collaboration with suppliers like NVIDIA whose GPUs we bring to market in highly efficient and performant architecture for end customers, and to our data center providers such as Switch and Chirisa Technology Parks who we work with to integrate the most cutting-edge design and cooling standards customized for the performance requirements of AI workloads.

Customer Experience

All of our solutions are complemented by our highly skilled and AI specialized Customer Experience teams, which provide deep insights and expertise in AI compute, networking, and storage. Our teams’ deep AI expertise is fundamental to us gaining the trust of some of the world’s leading AI labs and AI enterprises, and so we have purposefully designed our Customer Experience organization in a way that seamlessly extends our expert capabilities to our customers. Our Customer Experience team is comprised of:

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Fleet Ops and Cloud Ops: Teams that support our FLCC and NLCC solutions and function as operations centers supporting overall system resilience across our customers’ infrastructure. Our Fleet Ops team monitors how fleets are operating, while our Cloud Ops team monitors customer-specific deployments.

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Support specialists: Dedicated Support Operations Engineers and Customer Success Engineers who are tasked with setting-up deployments and working with customers to scale workloads as quickly and efficiently as possible. These teams help our customers achieve their goals with our product through proactive support and resources and focus on understanding and assisting customers post-sale to foster long-term relationships. Our team of engineering experts is available 24/7 to assist customers and provide the support needed to ensure optimal cluster performance. Support specialists also include our Documentation team, which creates and maintains the technical documentation to support our customer success, sales, and marketing teams.

•	Solutions architects: Experts who work with our engineering teams to ensure customer infrastructure runs at peak performance. Our solutions architects focus on helping customers understand and derive value from our platform, and cover both pre-sale and post-sale processes including proof-of-concept, implementation, switching to new architectures, and ongoing management/deployment. They ensure customers derive maximum value from their infrastructure and assist with any tuning work required to unlock the leading performance of our platform.

Across our entire platform, we are committed to delivering robust security solutions that maintain system integrity, availability, and data security. We continuously test our platform for security vulnerabilities using automated testing methods and have teams dedicated to penetration testing, enterprise vulnerability management, and application security. We also have a Security Operations team that monitors security events in real time 24 hours a day to provide continuous protection.

Our Data Center Footprint

CoreWeave’s Data Center Network

Our platform is powered by some of the largest and most sophisticated data centers in the world, consisting of complex installations of the most cutting-edge GPU accelerators. These large clusters are designed and built with pioneering network architectures and a “no compromise” philosophy that centers around maximizing performance for AI workloads. The state-of-the-art hardware deployed in our data centers requires the most forward thinking physical infrastructure designs to deliver highly performant networking, power, and cooling characteristics. Each component of our data center technology stack is purposefully selected to contribute to, and compound, this performance advantage. The result is a geographically distributed and highly performant data center footprint underpinned by cutting-edge components, high-density design configurations, and robust security standards.

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Cutting-edge data center technologies maximize rack density. Our data centers are purposefully designed to maximize rack density and drive power per rack. They utilize advanced liquid cooling systems that enable the efficient use of space by removing the bulky chillers and airflow management equipment required in air cooling systems. The improved heat capacity of liquid cooling systems also allows us to stand up racks closer together, supporting higher power density while preventing performance degradation of our systems due to overheating. Liquid cooling systems, while highly efficient at supporting dense, power-intensive workloads, require a fundamental redesign of the data center in order to accommodate necessary piping, pumps, and heat exchangers. This often entails having a separate subfloor to contain routing and plumbing infrastructure while keeping the main floor more organized and compact to drive density.

CoreWeave’s First NVIDIA GB200 NVL72 Cluster With Liquid Cooling

These design requirements render traditional cloud service providers, who are tied to significant existing air-cooled data center footprints and buildout plans, incapable of maximizing their data center capacity without time intensive and costly retrofitting challenges. Liquid cooling systems and the greater power density and efficiency it unlocks, is not a nice-to-have feature but rather an essential component of any GPU-based infrastructure that is purpose-built for AI.

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Broad Footprint. We have architected a distributed and interconnected portfolio of data centers that delivers a high density of compute close to major population centers, thereby minimizing latency for end users. Our portfolio covers cities spanning the United States and is rapidly expanding into new markets in Europe, delivering high-compute capacity to regions that are currently capacity constrained.

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Massive Scale. Delivering highly performant and flexible infrastructure means building high capacity data centers that can quickly scale from tens to hundreds of megawatts in response to burst workloads, i.e., sudden surges in demand. We leverage dark fiber connectivity to deliver rapid and efficient inter-data-center connectivity and enable customer workloads to burst across regions. By connecting multiple active purpose-built data centers with high speed interconnects, we deliver the flexible compute required for large scale supercomputers optimized for AI workloads, and can scale this compute to match our customers’ needs.

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Embedded Security. We reinforce our infrastructure with industry leading security standards and certifications, including SOC 2 and ISO 27001, to ensure that customers are met with the most robust data security practices. Our security measures also extend to our physical security, where we employ rigorous standards around background checks, access control, security awareness training, and a zero-trust framework. This multi-layered approach ensures a secure, resilient operating environment at every level of our data centers.

Altogether, these design considerations have enabled us to deliver some of the most performant, efficient, and secure infrastructure deployments in the industry, at unprecedented scale. Our innovation also extends beyond the physical hardware and infrastructure powering our data centers to the supporting software and infrastructure services. This allows customers to run their AI jobs without the burden of managing the underlying infrastructure themselves.

As of December 31, 2024, we had more than 360 MW of active power and approximately 1.3 GW of total contracted power. This includes 32 cutting-edge data center facilities in the United States across 15 states, as well as facilities in three countries. Importantly, our power capacity is available in large individual deployments that are capable of serving large infrastructure clusters, which is critical for our larger customers.

In May 2024, we opened our European headquarters in London to help facilitate our expansion to Europe. Our initial expansion to Europe includes five sites in the United Kingdom, Spain, and Sweden. In June 2024, we announced a $2.2 billion investment to expand in Spain and Sweden and launch in Norway, which we expect will more than double our MW of capacity by the end of 2025.

Our Culture and Values

Our mission is to power the creation and delivery of the intelligence that drives innovation. To succeed in this mission, we place great value on our team and emphasize the importance of a strong culture. Our diverse, multidisciplinary team is founded on a culture of saying yes and facing and overcoming complex engineering challenges. We have assembled leading engineering and go-to-market teams with what we believe is an unmatched knowledge base in accelerated computing at scale. These teams work synchronously to deliver our CoreWeave Cloud Platform and drive the maximum performance in AI workloads for our customers. To maintain this competitive advantage and continue to innovate, we remain focused on building an inclusive working environment in which our team members can push the boundaries of what is possible, and we empower our employees to grow and succeed with the right tools in a highly collaborative environment.

We have created and instilled a set of Core Values that our employees embrace and demonstrate each day.

Our Core Values include:

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Be Curious at Your Core. We foster a mindset of continuous learning, understanding that curiosity drives innovation and is essential in staying ahead of our competition. Curiosity is a driving force that allows us to explore ideas and innovations that push boundaries, challenge the status quo, and better serve our customers.

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Act Like an Owner. We take full responsibility for our work and our decisions to find the best solution to any challenge. We take initiative, hold ourselves accountable, and foster a culture where everyone feels empowered to contribute to our success.

•	Empower Employees. We trust each other to make decisions, communicate transparently, and are clear on our goals. We support each other with the tools, resources, and feedback necessary to succeed.

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Deliver Best-in-Class Customer Experiences. We go above and beyond to understand our clients’ needs and aim to exceed expectations at every step. Our commitment to excellence ensures we build lasting partnerships and set the standard for exceptional service.

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Achieve More Together. Collaboration is at the heart of our success. Together, we unlock greater potential and solve challenges more effectively. We believe that by leveraging diverse perspectives, supporting each other, and working as one team, we can accomplish more than we could ever do alone.

We are also committed to diversity, inclusion and belonging:

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Diversity. Ensuring diversity—in background, skill set, and perspective—which is business critical to continuing to innovate and bring new products into the market to effectively serve our customer base and new AI use cases.

•	Inclusion. Ensuring all employees have opportunities to learn, grow, develop, and perform the best work of their lives.

•	Belonging. Ensuring that all our employees feel they are a meaningful part of CoreWeave and they matter.

As of December 31, 2024, we had 881 employees, with 791 in the United States and 90 in five other countries. We work to identify, attract, and retain employees who are aligned with and will help us progress with our mission, and we seek to provide competitive cash and equity compensation. We believe we have a good relationship with our employees and our strong culture differentiates us and is a key driver of business success.

Our Customers

We offer a solution used by organizations of all sizes that require sophisticated AI compute, from the largest of enterprises to small, well-funded start-ups. Our customers today are segmented into two key verticals: AI Natives and AI Enterprises. Companies within these verticals include the builders of AI, the integrators of AI, and those that have business models whose success largely hinges on deploying AI capabilities in their core products and technology stack. Our differentiation lies in the specialized AI infrastructure that we deliver and make accessible to our customers on Day 1, which enables them to accelerate their time to market and achieve lower total costs of ownership. We shift the entire burden of managing infrastructure from our customers to our platform, allowing them to spend more time building models, serving models, or focusing on critical strategic priorities such as growing their customer base or developing their product roadmaps.

Our Customer Verticals

Our customers include:

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AI Natives: Customers whose core competency and singular focus is AI. These companies serve as important layers of abstraction for the market and enable end customers across industries to unlock the power of AI by accessing the power of foundational models. This vertical includes:

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AI Labs: Research organizations building their own foundational models through proprietary datasets, and creating products to deliver those models to the market. While these labs have tended to focus more on building general-purpose models, industry-specific AI labs, such as the AI cluster at the Chan Zuckerberg Initiative Foundation supporting research in the life sciences, are expected to become a growing part of this segment. These AI labs deliver their general purpose models or custom versions of those models via APIs to businesses of all shapes and sizes in order to power a growing range of applications. Our AI Lab customers include, among others, Cohere, Mistral AI, and OpenAI.

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AI Ops / ML Ops: Organizations providing software or platform solutions “up the stack” from cloud infrastructure to make AI adoption easier for businesses with inference or training needs. These companies provide a range of solutions, including access to pre-trained model hubs and datasets, APIs to streamline model deployment, and dedicated tooling that helps optimize training and fine-tuning techniques. Companies within this space will be critical enablers of AI and its broader adoption as they will support customers who either lack the willingness, expertise, or financial means to build proprietary models through their own research teams and dedicated infrastructure. AI Ops / ML Ops customers include, among others, Replicate.

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AI Enterprises: Large companies whose business and product are not AI, but are being driven by AI. These include Fortune 500 companies and other large enterprises with business models that are increasingly AI-enabled through their own development efforts and/or that leverage AI directly to drive internal efficiency gains. We have seen initial traction in adopting our platform from big tech, financial institutions, and life sciences companies to date with customers such as Meta, IBM, Microsoft, and Jane Street.

In addition to the AI Natives and AI Enterprises who we sell to directly, there is a large segment of the market that uses our platform, solutions and services indirectly. This includes the tens of thousands of enterprises that have not yet built in-house AI models or systems, but who use solutions developed by AI Natives. As AI continues to find product market fit, we expect these enterprises to grow their indirect consumption of our platform through AI labs. Furthermore, as these enterprises increase their consumption and our product roadmap evolves and verticalizes up-the-stack, we expect that we will serve more of these enterprise customers directly through our dedicated solutions and partnerships.

Contracted customers had a weighted average contract term of approximately four years as of December 31, 2024. Due to our focus on the leading organizations engaged in AI training and inference, we recognized an aggregate of approximately 41% and 73% of our revenue from our top three customers for the years ended December 31, 2022 and 2023, respectively. We recognized an aggregate of approximately 77% of our revenue from our top two customers for the year ended December 31, 2024. None of our other customers represented 10% or more of our revenue for the year ended December 31, 2024. For the year ended December 31, 2022, our largest customer accounted for 16% of our revenue. For the years ended December 31, 2023 and 2024, our largest customer was Microsoft, which accounted for 35% and 62% of our revenue, respectively. Additionally, Microsoft will represent less than 50% of our expected future committed contract revenues when combining our RPO balance of $15.1 billion as of December 31, 2024 and up to $11.55 billion of future revenues from our recently signed Master Services Agreement with OpenAI as described below.

In February 2023, we entered into a Master Services Agreement (the “Microsoft Master Services Agreement”) with Microsoft, pursuant to which we provide Microsoft with access to our infrastructure and platform services through fulfillment of reserved capacity orders submitted to us by Microsoft and as may be amended upon our and Microsoft’s mutual agreement. We have recognized revenue of $81 million and $1.2 billion for the years ended December 31, 2023 and 2024, respectively, pursuant to the Microsoft Master Services Agreement. The Microsoft Master Services Agreement will remain in place until either all outstanding orders under the Microsoft Master Services Agreement are expired or terminated, or the Microsoft Master Services Agreement is otherwise terminated in accordance with its terms. Either party may terminate the Microsoft Master Services Agreement for cause (i) upon 45 days’ written notice to the other party of a breach or (ii) if the other party becomes subject to a bankruptcy petition or other insolvency proceeding, receivership, liquidation or assignment for the benefit of creditors.

In March 2025, we entered into a Master Services Agreement (the “OpenAI Master Services Agreement”) with OpenAI, pursuant to which we provide OpenAI access to cloud computing capacity through fulfillment of reserved capacity orders submitted to us by OpenAI and as may be amended upon our and OpenAI’s mutual agreement. As of March 11, 2025, subject to any termination described below and satisfaction of delivery and availability of service requirements, OpenAI has committed to pay us up to approximately $11.9 billion through October 2030. The OpenAI Master Services Agreement will remain in place until either all outstanding orders under the OpenAI Master Services Agreement are expired or terminated, or the OpenAI Master Services Agreement is otherwise terminated in accordance with its terms. Either party may terminate the OpenAI Master Services Agreement (and any orders thereunder) for cause. As a condition to the entirety of OpenAI’s obligations under the outstanding order under the OpenAI Master Services Agreement, we have agreed to establish a special purpose vehicle by March 14, 2025 that is reasonably satisfactory in form and substance to OpenAI that will hold the infrastructure, and we intend for the special purpose vehicle to incur indebtedness to finance the obligations under the OpenAI Master Services Agreement. As of March 11, 2025, we had established the special purpose vehicle and were in the process of finalizing the associated agreements to satisfy this condition.

We have agreed to issue to OpenAI, in accordance with the terms of the OpenAI Master Services Agreement and pursuant to a stock issuance agreement (the “OpenAI Stock Issuance Agreement”) with OpenAI, a number of shares of our Class A common stock equal to $350.0 million valued at a price per share equal to the initial public offering price. For more information, see the section titled “Concurrent Share Issuance.”

Our focus on committed contracts and revenue from some of the world’s leading providers of AI is deliberate in that these close relationships have allowed us to scale rapidly and provide us with unique insights into delivering highly performant and efficient AI compute at scale. In turn, we enable these customers to incorporate better AI into their products to drive faster time to market and broader adoption, thereby reinforcing their continued adoption of our platform.

Customer Case Studies

We believe the following case studies are examples of how some of our customers have selected, deployed and benefited from our platform, solutions and services. We have highlighted customers of varying size and types across different industries. Our customers experience different results depending on a number of factors, and these case studies are not necessarily representative of the results achieved by other customers of these types or otherwise.

Replicate

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Background: Replicate enables developers to easily run, fine-tune, and deploy both public and private machine learning models. Its cloud-based API allows for simple integration of AI capabilities without the need to manage the underlying infrastructure. Businesses rely on Replicate’s platform to integrate and scale inference workloads for generative AI applications – whether it be text, image, or video generation – across their end users.

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Challenge: Many of the workloads that run on Replicate’s platform are for real-time applications where users expect near-instantaneous responses. The high variability nature of inference workloads meant that Replicate needed to be able to dynamically scale its platform in response to user demand. Other cloud solutions in the market did not offer the right set of capabilities and infrastructure to meet these needs – they lacked latest generation GPU-compute infrastructure, experienced bottlenecks that slowed down Replicate’s platform, and became cost prohibitive at scale for the level of performance required. To achieve its mission of making AI more accessible, Replicate needed a reliable, elastic, and highly performant solution that could accommodate burst workloads with minimal downtime, even as infrastructure was pushed to its maximum performance. Replicate also required a solution that provided lower performance-adjusted cost to support its pay-per-use pricing model in a cost-efficient way.

•	Solution & Outcomes:

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Since 2022, Replicate has selected CoreWeave as its cloud provider to unlock access to high- performance compute for its inference needs, leveraging CoreWeave’s full-stack cloud platform delivered in a fully managed format.

•	Radically simplified infrastructure management enabled Replicate to focus more on innovating across its platform and building client engagement and less on operating highly complex infrastructure.

•	CoreWeave’s observability tools provided Replicate with valuable insights into billing and resource utilization.

•	Customer Quote:

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“CoreWeave is our key cloud provider and has been instrumental in enabling our demanding inference workloads to scale seamlessly. CoreWeave has delivered high performance, resilience, and reliability that directly enables us to allow our customers to access and fine tune some of the best AI models on the market with minimal friction.” - Ben Firshman, CEO at Replicate

Jane Street

•	Disclaimer: Jane Street is a customer and one of our investors.

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Background: Jane Street is a global, technology-driven liquidity provider and trading firm. It leverages sophisticated quantitative analysis and a deep understanding of market mechanics to trade in even the most challenging situations. Its cutting-edge research has become increasingly dependent on GPU-powered compute.

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Challenge: Jane Street required a flexible, full-stack solution that would meet its demands for scalability, efficiency, and security. Jane Street needed reliable access to state-of-the-art GPU infrastructure to train its next generation of trading models while maintaining the agility to adapt to rapidly evolving technology.

•	Solution & Outcomes:

•	Since 2024, Jane Street has relied on CoreWeave to provide a full-stack compute solution purpose-built for the high performance and security requirements of Jane Street’s operations.

•

Jane Street benefited from the broad and flexible array of CoreWeave’s offerings, including direct connections, dedicated storage, upgrade options, and more, when designing, executing, and scaling its own proprietary models.

•	Through CoreWeave, Jane Street was able to obtain timely access to the latest cutting-edge infrastructure technologies, delivered in a fully managed fashion that enabled rapid deployment of workloads.

•	CoreWeave provided Jane Street with scalability, enabling Jane Street to grow its training and inference workloads.

•	Jane Street achieved higher overall compute performance thanks to CoreWeave’s high-performance compute specialization.

•	Customer Quote:

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“We decided on CoreWeave as our high-performance cloud provider after we saw how fast the CoreWeave team moved and got Hopper online first. We needed access to the latest cutting-edge hardware quickly, and we trusted CoreWeave to deliver it faster than any other provider. CoreWeave’s resilient, high-performance compute infrastructure is fundamental to allowing us to build quickly, as CoreWeave delivered a reliable cluster that could withstand our intense training requirements. CoreWeave’s deep technical capabilities and extensive scalability have been instrumental in pushing the boundaries of what’s possible in algorithmic trading.” - Craig Falls, Head of Quant Research, Jane Street

Mistral AI

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Background: Mistral AI is a leading Paris-based AI lab that develops open-source AI models. Its most recent model, Mistral Large, is one of the world’s highest-performance LLMs available through an API, demonstrating remarkable performance across multiple critical benchmarks, including the Measuring Massive Multitask Language Understanding (MMLU), math and coding tasks, and complex reasoning challenges. From inception, Mistral’s mission has been focused on making frontier AI ubiquitous and providing high-quality, tailor-made solutions to builders.

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Challenge: To fulfill its mission and train bleeding-edge foundational models like Mistral Large, Mistral required a cloud computing platform for its training workloads that could provide access to rapid, flexible compute at a low performance-adjusted cost. Specifically, Mistral required a large high-

performance GPU cluster that could scale to thousands of GPUs on a single InfiniBand fabric. Mistral also strongly desired to use Slurm to launch its jobs, due to its fluency with the scheduling system. In addition, Mistral could not afford to spend time on infrastructure management and needed a cloud solution that would offload the challenging operational aspects of managing bleeding-edge high-performance infrastructure.

•	Solution & Outcomes:

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Mistral selected CoreWeave in 2023 due to the strength of CoreWeave’s ML Perf benchmarks and CoreWeave’s track record of delivering InfiniBand-based networks for large GPU clusters that provided significant performance gains over clusters with ethernet-based networking.

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The CoreWeave Cloud Platform provided immediate access to NVIDIA H100 Tensor Core GPU-based infrastructure, which enabled Mistral to increase the speed of its training runs and release Mistral-7B only a few months after founding.

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CoreWeave’s Mission Control lifecycle automation was instrumental in monitoring and maintaining infrastructure health while running massive training workloads at maximum performance. This automation offloaded the burden of managing infrastructure from Mistral’s small team, allowing the team to focus on its mission of building high-quality models, executing their AI roadmap efficiently, and ultimately getting their models to market faster.

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CoreWeave’s deep technical partnership with Mistral as a customer involved a Kubernetes-based continuous delivery model in a shared GitOps repository, which ultimately removed operational responsibilities from Mistral’s hands.

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Over time, CoreWeave has become Mistral’s compute provider of choice due to its ability to deliver more performant deployments with the latest state-of-the-art NVIDIA architecture while lowering its cost per FLOP through its automation, monitoring, and infrastructure health management software.

•	Customer Quote:

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“CoreWeave’s Mission Control has been transformative for our infrastructure, unlocking higher cluster performance and dramatically accelerating our time to market. CoreWeave’s intelligent lifecycle management and optimization tools and robust support solutions, have been critical in our journey to becoming an industry-leading AI model developer.” - Arthur Mensch, Chief Executive Officer and Co-Founder at Mistral

Go-to-Market

Our go-to-market organization consists of Sales, Marketing, Partnerships, and Customer Experience. We operate as a lean team with a disciplined, long-term vision of the AI market trajectory, our ideal customers, and our growth levers, which allows us to maintain agility, operationalize our go-to-market strategy efficiently, and execute effectively. On that journey, we have developed significant brand awareness within an industry that has been historically dominated by trillion-dollar competitors, built an exceptional organic reputation in market among both customers and partners, and successfully executed on both bottoms-up and top-down sales models.

Since entering the specialized AI cloud market in the second half of 2020, our go-to-market strategy has been built upon a strong foundation of demand generation, solution selling, and a deep cultural commitment to delivering an exceptional customer experience. Our lean Sales team has afforded us the agility to adapt and direct our efforts towards the greatest business need for the long-run.

Initially, this meant focusing on a bottoms-up sales model that targeted engineering pain points through product-led growth. We focused on customer acquisition within our on-demand environment, supporting use cases across AI, Visual Effects, and Life Sciences companies that benefited from a managed solution that abstracted complexity and provided seamless, elastic consumption of compute resources. As our business continues to evolve, many of the PLG strategies we built to grow the business during this time continue to be critical to the growth and upsell strategies we deploy across our existing customer base moving forward.

Beginning in 2023, we transitioned our go-to-market motion to a direct named account strategy. This allowed us to transition from serving multiple high-growth start-ups delivering inference products built on top of open-source models, to securing billion-dollar contracts from some of the world’s leading and most important AI companies in the world. Our sales organization remains focused on this top-down sales model to drive demand and pipeline from the world’s most important AI Native and AI Enterprise businesses and is structured around a team of dedicated Account Managers, Account Executives, and Sales Development Representatives. We believe that, following closing of the acquisition, our announced acquisition of Weights & Biases enables us to accelerate this build and deployment of our direct named account strategy, while also improving our PLG strategy to land customers with additional functionality that targets AI developers and AI and machine learning engineers. We expect to diversify our pricing model over time as we offer additional services built for AI developers, as we intend to do following the closing of the acquisition of Weights & Biases.

Our Marketing organization is organized across three pillars: product marketing, demand-generation, and brand. Marketing is responsible for building and executing campaigns across the entirety of the customer journey, including brand awareness, demand generation, and customer and partner marketing.

Our Customer Experience organization is the first line of support in the post-sale portion of the customer journey. Our dedicated teams enable us to better serve our customers and establish a high degree of trust by ensuring they derive maximum value from our CoreWeave Cloud Platform. Our Customer Experience teams function as an extension of our customers’ engineering organizations, tackling challenges with the same level of urgency as their own teams and allowing them to leverage our deep AI infrastructure expertise to solve problems collaboratively. These close relationships give us unique insights into our customers’ most pressing needs and enable us to support them not only with creative problem solving but also with proactive capacity planning as they seek to scale their AI workloads. This intimate knowledge of our customers’ evolving needs allows us to anticipate and address future requirements in advance, and strategically positions us to continue expanding our business with them. Equally, these deep customer engagements add to our knowledge flywheel and increase our skill base in AI compute, allowing us to problem solve faster across all of our customers.

Sustainability

AI can drive numerous benefits. However, we recognize that there are also risks that need to be managed to ensure that our platform is built to maintain resiliency and assure its longevity. One of the challenges we will face is to ensure that we take appropriate steps to mitigate the environmental impacts of our operations. We are focused on the benefits our CoreWeave Cloud Platform can provide while managing the associated risks.

This strategy will be centered around: Climate Change Mitigation, Energy Efficiency Improvements, Responsible Resource Usage, Supplier Relationships, and ESG Oversight.

Climate Change Mitigation

Energy Consumption & Sustainable Infrastructure

Our fleet of 32 data centers necessarily uses a significant amount of power to enable our customers to train AI models, particularly large language, and deep learning models. This energy usage results in greenhouse gas (“GHG”) emissions, which impact the environment. Our goal is to minimize our environmental impact. For example, several of the existing data centers in the United States and Europe in which we are a tenant are powered by non-emitting sources of energy, and we are exploring other ways we can reduce our environmental impact.

We are currently evaluating and measuring Scopes 1 and 2 GHG emissions from our facilities and data center operations and will soon begin to evaluate our emissions resulting from our supply chain (Scope 3). A large portion of our GHG emissions are currently Scope 2 emissions, which result from purchased electricity for our data centers. The mix of our GHG emissions could shift over time as we grow and begin to control more of our data centers, potentially increasing our ability to contract larger amounts of non-emitting sources of energy.

As we continue to scale, we will seek to integrate GHG emissions management and other sustainability considerations into our lease negotiations for new data centers and the renewal of existing leases to reduce our data centers’ environmental impacts. We will also seek to establish our operations in buildings that meet high levels of environmental standards.

Energy Efficiency Improvements

To improve operational and energy efficiency, we are using energy-efficient computing and are expanding our use of innovative cooling solutions. These actions are designed to optimize data center operations and performance and to reduce energy consumption required to train AI models.

We are also investing in innovative cooling technologies that will allow us to manage the increased heat output stemming from our use of smaller and more dense servers and improve energy efficiency. We are also collecting the necessary data to improve our Power Use Effectiveness, which measures how efficiently data centers use energy.

Responsible Resource Usage

Water Stewardship

We are committed to responsible water consumption that seeks to balance our Water Usage Effectiveness, which measures how efficiently data centers use water. We will also explore opportunities to participate in water replenishment programs.

Waste Management

In addition to managing scarce resources such as water, we intend to extend our responsible resource usage to waste management. For example, we intend to evaluate the potential for heat recovery systems to repurpose heat generated by our data centers, which can optimize power consumption and improve environmental performance.

Supplier Relationships

We will also look for opportunities to utilize our relationships with suppliers to mitigate the environmental impacts of their operations, while improving our data centers’ environmental performance.

ESG Oversight

We intend to appropriately integrate material ESG considerations into our strategic decisions, risk assessments and enterprise risk management, including identifying material ESG risks and incorporating them into a long-term risk management strategy. The risk management strategy will be implemented by internal sustainability staff with oversight by our board of directors.

Competition

The end markets we target are highly competitive and are changing rapidly. As the technological landscape evolves, we anticipate continued competition from various industry participants.

Our primary competitors are larger, global enterprises that offer general purpose cloud computing as part of a broader, diversified product portfolio. Key companies in this category are Amazon (AWS), Google (Google Cloud Platform), IBM, Microsoft (Azure), and Oracle. While these businesses have greater resources than us across sales and marketing and research and development, and benefit from broad brand awareness, they are not purpose-built for the AI and accelerated compute use cases that we serve. As a result, some of these very competitors have become customers of, and partners to, CoreWeave in a number of cases, demonstrating our competitive differentiation and ability to deliver highly performant, purpose-built infrastructure that outperforms existing general purpose cloud solutions today.

In addition to these large companies, we also compete with smaller cloud service providers, including Crusoe and Lambda.

We believe we compete favorably based on the following factors:

•	our proven track record of delivering performance and reliability at scale;

•	our ability to service high-intensity AI workloads with greater efficiency;

•	our enhanced health monitoring and remediation capabilities;

•	our automation and ease of use that shifts infrastructure management from our customers to our platform;

•	our speed to market with the latest generation of GPUs;

•	the scale of GPU clusters;

•	our security;

•	our brand awareness and reputation within the AI community;

•	our customer experience, support, and service, with a focus on AI and accelerated computing use cases;

•	our customization that enables bespoke configurations for customers reliant on specific technology such as storage;

•	the price, total cost of ownership, and transparency; and

•	our features, functionalities, and quality of user interface.

The pace of our organic growth demonstrates that we have become one of the technological leaders in accelerated AI computing. Our competitive differentiation is underpinned by our ability to service AI compute use cases more rapidly and flexibly than many competitors because of our access to some of the most performant hardware available and our proprietary software that is specially tailored for model training and inference.

Intellectual Property

Our intellectual property is an important aspect of our business and helps us to maintain our competitive position. To establish and protect our rights in our proprietary technology, we rely upon a combination of trade secret and trademark laws and contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements.

We control access to our intellectual property and confidential information through internal and external controls. We maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to and non-disclosure of our proprietary information. Intellectual property laws and our procedures and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, misappropriated or violated.

Government Regulation

We are subject to the laws and regulations of various jurisdictions and governmental agencies affecting our operations and the sale of our infrastructure and services in areas including, but not limited to: AI, AI, intellectual property; tax; import and export requirements; anti-corruption; economic and trade sanctions; national security and foreign investment; foreign exchange controls and cash repatriation restrictions; data privacy and security requirements (such as the CCPA); competition; advertising; employment; product regulations; environment, health and safety requirements; and consumer laws. To date, costs and accruals incurred to comply with these governmental regulations have not been material to our capital expenditures and results of operations. Although there is no assurance that existing or future governmental laws and regulations applicable to our operations and the sale of our infrastructure services will not have a material adverse effect on our capital expenditures, operating results, and competitive position, we do not currently anticipate material expenditures for government regulations. Nonetheless, we believe that global trade regulations could potentially have a material impact on our business.

As a global company, the import and export of our infrastructure services and technology are subject to laws and regulations including international treaties, U.S. export controls and sanctions laws, customs regulations, and local trade rules around the world. The scope, nature, and severity of such controls varies widely across different countries and may change frequently over time. Such laws, rules, and regulations may delay the introduction of our infrastructure and services or impact our competitiveness through restricting our ability to do business in certain places or with certain entities and individuals. For example, the U.S. Department of Commerce continues to tighten export controls and add firms to the Entity List. These export restrictions, which would require that we obtain licenses from the U.S. Department of Commerce to allow us to export infrastructure services to such listed firms, could limit or prevent us from doing business with certain potential customers or potential suppliers. These restrictive governmental actions and any similar measures that may be imposed on U.S. companies by other governments could limit our ability to conduct business globally.

See the Risk Factors titled “We are subject to laws and regulations, including governmental export and import controls, sanctions, and anti-corruption laws, that could impair our ability to compete in our markets and subject us to liability if we are not in full compliance with applicable laws,” “We are subject to laws, regulations, and industry requirements related to data privacy, data protection and information security, and user protection across different markets where we conduct our business and such laws, regulations, and industry requirements are constantly evolving and changing. Any actual or perceived failure to comply with such laws, regulations, and industry requirements, or our privacy policies, could harm our business,” and “Our business is subject to a wide range of laws and regulations, and our failure to comply with those laws and regulations could harm our business” for additional information regarding risks we face related to government regulation.

Facilities

We are headquartered in Livingston, New Jersey, where we occupy approximately 30,856 square feet of office space pursuant to a lease that is expected to expire in October 2035, subject to the terms thereof. As of December 31, 2024, we also lease office space in the United States in New York, New Jersey, the State of Washington, Pennsylvania and California, and internationally in the United Kingdom, with an aggregate of approximately 100,000 square feet of office space, and lease or license data centers in the United States in 15 states and internationally in the United Kingdom, Spain, and Sweden. For additional information regarding our data centers, see “–Our Platform and Product Offerings–Our Data Center Footprint” above.

We believe that our current facilities are adequate to meet our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

From time to time, we may be involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, cash flows or financial condition. We may in the future receive claims from third parties asserting, among other things, infringement of their intellectual property rights. Defending such proceedings is costly and can impose a significant burden on management and employees, we may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

MANAGEMENT

Executive Officers, Non-Employee Directors, and Key Employees

The following table provides information regarding our executive officers, non-employee directors, and key employees as of March 11, 2025:

Name	Age	Position(s)

Executive Officers:

Michael Intrator	56	Chief Executive Officer, President, and Chairman of the Board of Directors

Brian Venturo	40	Chief Strategy Officer and Director

Brannin McBee	39	Chief Development Officer

Nitin Agrawal	45	Chief Financial Officer

Kristen McVeety	54	General Counsel and Corporate Secretary

Chen Goldberg	44	Senior Vice President of Engineering

Key Employees:

Max Hjelm	36	Senior Vice President of Revenue

Peter Salanki	38	Chief Technology Officer

Sachin Jain	47	Chief Operating Officer

Chetan Kapoor	44	Chief Product Officer

Non-Employee Directors:*

Karen Boone(1)(2)	51	Director

Jack Cogen(1)(3)	68	Director

Glenn Hutchins(2)(3)(4)	69	Director

*	On March 11, 2025, Ernie Rogers resigned from our board of directors.
(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Lead independent director.

Executive Officers

Michael Intrator is one of our co-founders and has served as Chairman of our board of directors and as our Chief Executive Officer and President since September 2017. Previously, from January 2013 to January 2018, Mr. Intrator was a co-founder and the Chief Executive Officer of Hudson Ridge Asset Management LLC, a natural gas hedge fund. From September 1998 to July 2014, he served in roles of increasing responsibilities, including as a Principal Portfolio Manager, for the asset management and advisory firm Natsource Asset Management LLC, where he oversaw investments in global environmental markets and related energy products. Mr. Intrator earned a B.A. in Political Science from Binghamton University, and an M.P.A. from Columbia University’s School of International and Public Affairs. We believe Mr. Intrator is qualified to serve as a member of our board of directors due to the perspective and experience he brings as our co-founder, Chief Executive Officer, and President.

Brian Venturo is one of our co-founders and has served as a member of our board of directors since April 2019 and as our Chief Strategy Officer since March 2024. From October 2017 to March 2024, Mr. Venturo served as our Chief Technology Officer. Previously, from January 2013 to January 2018, Mr. Venturo was a Partner at Hudson Ridge Asset Management LLC, a natural gas hedge fund. From May 2007 to December 2012, he served as Portfolio Manager – Energy and Emissions for the asset management and advisory firm Natsource

Asset Management LLC, where he managed a proprietary trading portfolio of investments in global environmental markets and related energy products. Mr. Venturo earned a B.A. in Economics from Haverford College. We believe Mr. Venturo is qualified to serve as a member of our board of directors due to the perspective and experience he brings as our co-founder and Chief Strategy Officer.

Brannin McBee is one of our co-founders and has served as our Chief Development Officer since March 2024. From September 2017 to March 2024, Mr. McBee served as our Chief Strategy Officer. Previously, he worked as a Proprietary Trader at Active Power Investments, a company in the North American Natural Gas, Power and Agriculture markets from April 2020 to January 2021. From March 2017 to August 2018, Mr. McBee was Vice President at Fourth Floor Coastal LLC, an exploration and production company in the oil and gas industry. Prior to that, from January 2013 to January 2018, he was a proprietary trader at Windy Bay Power LLC, a commodity-focused hedge fund. Mr. McBee earned a B.S. in Finance from the University of Colorado Boulder.

Nitin Agrawal has served as our Chief Financial Officer since March 2024. Prior to joining us, from May 2021 to March 2024, he served as Vice President, Finance of Google Cloud, the cloud computing services business segment of Alphabet Inc. From August 2019 to April 2021, Mr. Agrawal served as Chief Financial Officer of Mapbox, Inc., a location technology company. Prior to that, from January 2015 to July 2019, he served as Finance Director of the Compute Services division of Amazon Web Services, Inc., a cloud computing company and subsidiary of Amazon.com, Inc. Mr. Agrawal holds a Bachelor of Technology, Engineering from the National Institute of Technology in Kurukshetra, India, and an M.B.A. in Finance from The Fuqua School of Business at Duke University.

Kristen McVeety has served as our General Counsel since March 2022 and as our Corporate Secretary since December 2024. Prior to joining us, from February 2003 to March 2022, Ms. McVeety was a founder and partner of Gabler & McVeety LLP, a law firm. Prior to founding Gabler & McVeety, Ms. McVeety was an Associate in the Corporate and M&A practice groups at Dorsey & Whitney LLP from March 1999 to February 2003. She earned a B.A. in International Relations and Business Management from Boston University and a J.D. from Brooklyn Law School.

Chen Goldberg has served as our Senior Vice President of Engineering since August 2024. Prior to joining us, from February 2016 to August 2024, Ms. Goldberg held multiple roles at Google Cloud, the cloud computing services business segment of Alphabet Inc, with her last role as General Manager & Vice President of Engineering, leading the Kubernetes and Serverless team and product portfolio. Earlier in her career, Ms. Goldberg served as Director of Engineering at HP. Ms. Goldberg holds a B.A. in Management and Computer Sciences and an M.B.A. from The Open University of Israel.

Key Employees

Max Hjelm has served as our Senior Vice President of Revenue since January 2024. From July 2020 to January 2024, he served in roles of increasing responsibility at our company, including most recently as Vice President of Sales from January 2022 to January 2024 and prior to that as Director of Sales from July 2020 to January 2022. Prior to joining us, from January 2020 to July 2020, Mr. Hjelm was employed as Director of Business Development of AspirelQ, Inc., an influencer and community intelligence marketing platform. Prior to that role, from January 2017 to December 2019, Mr. Hjelm served as the Head of Business Development and Strategic Partnerships for Curalate, Inc., a social commerce platform. Mr. Hjelm holds a B.S. in Sociology from Haverford College.

Peter Salanki has served as our Chief Technology Officer since March 2024. From June 2019 to March 2024, he served in roles of increasing responsibility at our company, including most recently as Vice President of Engineering from April 2022 to March 2024 and prior to that as Director of Engineering from June 2019 to April 2022. From January 2018 to June 2019, Mr. Salanki served as Director, Americas, Office of the CTO at Sandvine, an application and network intelligence company.

Sachin Jain has served as our Chief Operating Officer since August 2024. From May 2024 to August 2024, he served as Senior Vice President at Oracle Cloud, the cloud computing service of Oracle Corporation (“Oracle”), where he led Oracle’s AI infrastructure, data center capacity and infrastructure product teams. Previously, from June 2020 to May 2024, Mr. Jain served as Vice President at Google Cloud, the cloud computing services business segment of Alphabet Inc. Prior to that, from January 2002 to June 2020, Mr. Jain served in roles of increasing responsibility at Amazon.com, Inc., including most recently as Vice President, Selling Partner Experience from August 2017 to June 2020. Mr. Jain holds a Bachelor of Technology in Manufacturing Science & Engineering from the Indian Institute of Technology, Kharagpur and an M.S. in Computer Science and an M.S. in Industrial Engineering from the University of Illinois Urbana-Champaign.

Chetan Kapoor has served as our Chief Product Officer since June 2024. From August 2016 to June 2024, Mr. Kapoor served in roles of increasing responsibility at Amazon EC2 by Amazon Web Services, Inc., a cloud computing company and subsidiary of Amazon.com, Inc., including most recently as Director – Product Management from October 2021 to June 2024. Previously, from September 2015 to July 2016, he served as the Principal Product Manager at National Instruments Corporation, a producer of automated test equipment and virtual instrumentation software. Mr. Kapoor holds a Bachelor’s of Science in Electrical and Computer Engineering from Shivaji University and a Master’s of Science in Electrical and Computer Engineering from the University of Oklahoma.

Non-Employee Directors

Karen Boone has served as a member of our board of directors since January 2025. Ms. Boone previously served as the Interim Co-Chief Executive Officer and Co-President of Peloton Interactive, Inc. (“Peloton”) from May 2024 to January 2025. Prior to her service at Peloton, Ms. Boone served as the President and Chief Financial and Administrative Officer of Restoration Hardware, Inc., a home furnishings company, from May 2014 to August 2018 and as Chief Financial Officer from June 2012 to May 2014. Prior to that, from 1996 to 2012, Ms. Boone held various roles at Deloitte & Touche LLP, a public accounting firm, most recently as an Audit Partner. Ms. Boone currently serves on the board of directors of Peloton, Sonos, Inc., Rivian Automotive, Inc. and several private companies. Ms. Boone earned a B.S. in Business Economics from the University of California, Davis. We believe Ms. Boone is qualified to serve as a member of our board of directors due to her financial expertise and her experience as a public company executive officer and director.

Jack Cogen has served as a member of our board of directors since September 2017. Mr. Cogen is a private investor. From September 1994 to December 2014, Mr. Cogen was a founder and the Chief Executive Officer of Natsource Asset Management LLC, an asset management and advisory firm focused on global environmental markets and related energy products. Additionally, from January 2008 to January 2011, Mr. Cogen served as Chair of the International Emissions Trading Association (the “IETA”), a non-profit trade organization committed to promoting high-integrity markets for corporate carbon footprint reduction, and Mr. Cogen continues to support the IETA as a Fellow. Mr. Cogen also previously served as a non-employee director of Hudson Ridge Asset Management LLC, a natural gas hedge fund, from November 2013 to June 2018. Mr. Cogen earned a B.A. from Rutgers University, as well as an M.S. in Mathematics and an M.B.A. from New York University. We believe Mr. Cogen is qualified to serve as a member of our board of directors due to his experience with technology companies and as an investor in our industry.

Glenn Hutchins has served as a member of our board of directors since February 2025. Mr. Hutchins currently serves as the Chairman of North Island, an investment firm, a role he has held since 2013, and as Chairman of North Island Ventures, an investment firm, since 2020. He was a co-founder of Silver Lake, a technology investment firm, which was founded in 1999, and of which Mr. Hutchins served as Co-Chief Executive Officer until 2011 and, prior to that, as Managing Director from 1999 to 2011. Prior to that, Mr. Hutchins was a Senior Managing Director at The Blackstone Group, a global investment firm, from 1994 to 1999. He has served as a director of AT&T Inc., a telecommunications company, since June 2014 and as Vice Chairman and Lead Independent Director of Banco Santander S.A., a financial services firm, since

December 2022. Previously, Mr. Hutchins served as a director of Virtu Financial, Inc., a financial services firm, from July 2017 to August 2021 and as a director at Nasdaq, Inc., a global financial services technology company, from April 2005 to July 2017. Mr. Hutchins has served as the Co-Chairman of the Brookings Institution since November 2018 and was a director of the Federal Reserve Bank of New York from 2011 to 2020. He holds an A.B. from Harvard College, an M.B.A. from Harvard Business School, and a J.D. from Harvard Law School. We believe Mr. Hutchins is qualified to serve as a member of our board of directors due to his extensive operational, business planning, and investment expertise within the technology industry.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of five directors. Pursuant to our amended and restated certificate of incorporation, as currently in effect, and the Second Amended and Restated Voting Agreement between us and other parties, dated May 16, 2024 (the “Voting Agreement”), our current directors were elected as follows:

•	Mr. Cogen was elected as the designee nominated by the then-serving Chief Executive Officer;

•	Mr. Venturo was elected as the designee nominated by certain holders of our common stock then providing services to us as employees or consultants;

•	Ms. Boone and Mr. Hutchins were elected as designees nominated by us; and

•	Mr. Intrator was elected as our current Chief Executive Officer.

Our Voting Agreement will terminate and the provisions of our amended and restated certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering and, following this offering, these contractual obligations regarding the election of our directors will no longer be effective. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of their successor, or until their earlier death, resignation, or removal.

Classified Board of Directors

Upon the completion of this offering, our board of directors will consist of six members and be divided into three classes of directors that will serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I director will be and their terms will expire at the first annual meeting of stockholders to be held after the completion of this offering;

•	the Class II directors will be and their terms will expire at the second annual meeting of stockholders to be held after the completion of this offering; and

•	the Class III directors will be and their terms will expire at the third annual meeting of stockholders to be held after the completion of this offering.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect immediately prior to the completion of this offering will authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock—Anti-Takeover Provisions.”

Director Independence

In connection with this offering, we have applied to list our Class A common stock on Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period after the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the completion of this offering.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that each director other than Michael Intrator and Brian Venturo is an “independent director” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making these determinations, our board of directors reviewed and discussed information provided by the directors and by us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our common stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

We are utilizing the phase-in provisions of Rule 5615(b) of the Nasdaq rule for the requirement that the audit committee must include three members and, following the closing of this offering, we expect to appoint an additional director that will meet the independence and financial literacy requirements of applicable Nasdaq and SEC rules.

Lead Independent Director

Our board of directors has adopted corporate governance guidelines that provide that one of our independent directors will serve as our lead independent director. Our board of directors has appointed Glenn Hutchins to serve as our lead independent director. As lead independent director, Mr. Hutchins will provide leadership to our board of directors if circumstances arise in which the role of Chief Executive Officer and chairperson of our board of directors may be, or may be perceived to be, in conflict, and perform such additional duties as our board of directors may otherwise determine and delegate.

Director Nomination Letter

In May 2024, we entered into the Director Nomination Letter with the Magnetar DNL Parties, pursuant to which, during the period beginning at the closing of this offering until the earlier of the date on which (i) no shares of our Class B common stock are outstanding and (ii) the Magnetar DNL Parties and their affiliates collectively no longer beneficially own at least 248,812 shares of our capital stock, if a designee or affiliate of the Magnetar DNL Parties is not then a member of our board of directors, the Magnetar DNL Parties have the collective right to nominate one individual for consideration to serve as a member of our board of directors (the “Magnetar Nominee”). The rights provided in the Director Nomination Letter will terminate upon the earliest of (i) such time as the Magnetar DNL Parties and their affiliates no longer beneficially own at least 248,812 shares of our capital stock, (ii) such time no shares of our Class B common stock are outstanding or (iii) the consummation of a merger or consolidation of the Company that is effected (a) for independent business reasons unrelated to extinguishing such rights; and (b) for purposes other than (x) the reincorporation of the Company in a different state; or (y) the formation of a holding company that will be owned exclusively by the Company’s stockholders and will hold all of the outstanding shares of capital stock of the Company’s successor.

Our nominating and governance committee may consider the Magnetar Nominee in its sole discretion in accordance with its charter and the listing requirements and rules of Nasdaq. If our nominating and governance committee approves of the Magnetar Nominee for service on our board of directors, we will have the obligation to support the nomination of the Magnetar Nominee and to cause our board of directors to include the Magnetar Nominee in the slate of nominees recommended to our stockholders for election. To the extent that (a) our nominating and governance committee does not approve of the Magnetar Nominee for service on our board of directors or (b) the Magnetar Nominee ceases to serve as a director for any reason (other than the failure of our stockholders to elect the Magnetar Nominee as a director), the Magnetar DNL Parties will have the right to nominate another nominee in accordance with the terms of the Director Nomination Letter until such time as a Magnetar Nominee is elected to our board of directors.

Role of Board in Risk Oversight

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks we face. Throughout the year, senior management reviews these risks with our board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations, or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee. Our board of directors administers this oversight function directly and through various standing committees that address risks in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also reviews any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which, pursuant to its respective charter, will have the composition and responsibilities described below upon the completion of this offering. Following the completion of this offering, copies of the charters for each committee will be available on the investor relations portion of our website. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is composed of Karen Boone and Jack Cogen. Ms. Boone is the chair of our audit committee. The members of our audit committee meet the independence requirements under Nasdaq and SEC rules. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Ms. Boone is an “audit committee financial expert” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not, however, impose on him or her any supplemental duties, obligations, or liabilities beyond those that are generally applicable to the other members of our audit committee and board of directors. Our audit committee’s principal functions are to assist our board of directors in its oversight of:

•	selecting a firm to serve as our independent registered public accounting firm to audit our consolidated financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls;

•	reviewing related party transactions that are material or otherwise implicate disclosure requirements; and

•	approving, or as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is composed of Karen Boone and Glenn Hutchins. Mr. Hutchins is the chair of our compensation committee. The members of our compensation committee meet the independence requirements under Nasdaq and SEC rules. Each member of this committee is also a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act. Our compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors to approve the compensation of our non-employee directors;

•	reviewing and approving, or recommending that our board of directors approve, the terms of any compensatory agreements with our executive officers;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	establishing our overall compensation philosophy.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is composed of Jack Cogen and Glenn Hutchins. Mr. Hutchins is the chair of our nominating and corporate governance committee. The members of our nominating and corporate governance committee meet the independence requirements under Nasdaq and SEC rules. Our nominating and corporate governance committee’s principal functions include:

•	identifying and recommending candidates for membership on our board of directors;

•	recommending directors to serve on board committees;

•	reviewing and recommending to our board of directors any changes to our corporate governance guidelines;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	overseeing any program relating to corporate responsibility and sustainability, including ESG matters;

•	overseeing the process of evaluating the performance of our board of directors; and

•	advising our board of directors on corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board or compensation committee during the year ended December 31, 2024.

Director Compensation

2024 Director Compensation

In the year ended December 31, 2024, no compensation was paid to our non-employee members of our board of directors, and as of December 31, 2024, none of our non-employee directors held unvested equity awards.

2025 Director Compensation

Karen Boone

In January 2025, we granted Karen Boone two awards of RSUs: the first award for 878 RSUs in connection with the commencement of her service on our board of directors (the “First Boone Award”) and the second award for 53 RSUs in connection with the commencement of her service as chair of our audit committee (the “Second Boone Award,” and, together with the First Boone Award, the “Boone RSU Awards”), each under the 2019 Plan, which may vest and be settled for shares of our Class A common stock. Each of the Boone RSU Awards has a ten-year term and will vest based on the satisfaction of service-based and performance-based vesting conditions.

The service-based vesting condition for the First Boone Award will be satisfied as to 1/12th of the total award quarterly over three years, with the first vesting date scheduled for April 6, 2025 and each subsequent vesting date occurring on the quarterly anniversary thereof, subject to Ms. Boone’s continued service with us. The service-based vesting condition for the Second Boone Award will be satisfied as to 1/4th of the total award quarterly over one year, with the first vesting date scheduled for April 6, 2025 and each subsequent vesting date occurring on the quarterly anniversary thereof, subject to Ms. Boone’s continued service with us.

The performance-based vesting condition for the Boone RSU Awards will be satisfied upon the earlier of the completion of this offering or a “Change of Control,” as defined in the 2019 Plan. Ms. Boone will also receive an annual cash fee of $25,000 in connection with her service on our board of directors, to be paid quarterly and in arrears and to be pro-rated for partial quarters served.

Glenn Hutchins

In February 2025, we granted Glenn Hutchins four awards of RSUs: the first award for 867 RSUs in connection with the commencement of his service on our board of directors (the “First Hutchins Award”), the second award for 52 RSUs in connection with the commencement of his service as our lead independent director (the “Second Hutchins Award”), the third award for 26 RSUs in connection with the commencement of his service as the chair of our compensation committee (the “Third Hutchins Award”), and the fourth award for 26 RSUs in connection with the commencement of his service as the chair of our nominating and corporate governance committee (the “Fourth Hutchins Award,” and, together with the First Hutchins Award, the Second Hutchins Award, and the Third Hutchins Award, the “Hutchins RSU Awards”), each under the 2019 Plan, which may vest and be settled for shares of our Class A common stock. Each of the Hutchins RSU Awards has a ten-year term and will vest based on the satisfaction of service-based and performance-based vesting conditions.

The service-based vesting condition for the First Hutchins Award will be satisfied as to 1/12th of the total award quarterly over three years, with the first vesting date scheduled for May 10, 2025 and each subsequent vesting date occurring on the quarterly anniversary thereof, subject to Mr. Hutchins’s continued service with us. The service-based vesting condition for the Second Hutchins Award, Third Hutchins Award, and Fourth Hutchins Award will each be satisfied as to 1/4th of the total award quarterly over one year, with the first vesting date scheduled for May 10, 2025 and each subsequent vesting date occurring on the quarterly anniversary thereof, subject to Mr. Hutchins’s continued service with us.

The performance-based vesting condition for the Hutchins RSU Awards will be satisfied upon the earlier of the completion of this offering or a “Change of Control,” as defined in the 2019 Plan. Mr. Hutchins will also receive an annual cash fee of $25,000 in connection with his service on our board of directors, to be paid quarterly and in arrears and to be pro-rated for partial quarters served.

Non-Employee Director Compensation Policy

Before this offering, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service on our board of directors or committees of our board of directors. See the section titled “—Director Compensation” above for a description of compensation paid to our non-employee directors during the year ended December 31, 2024 and year ending December 31, 2025.

In connection with this offering, our board of directors approved a non-employee director compensation policy, pursuant to which our non-employee directors will be eligible to receive the fees and equity awards described below. As described above, Mr. Hutchins and Ms. Boone received equity grants in January and February 2025, respectively, in connection with their joining our board of directors. As a result, they will not be eligible to receive the fees and equity awards under our non-employee director compensation policy until the date of our first annual meeting of our stockholders that occurs following the completion of this offering.

Employee directors will receive no additional compensation for their service as members of our board of directors. Michael Intrator and Brian Venturo are each compensated as employees for their service as our Chief Executive Officer and President and Chief Strategy Officer, respectively, and neither receives additional compensation for their service as members of our board of directors. See the section titled “Executive Compensation—Summary Compensation Table” for information regarding each of Michael Intrator’s and Brian Venturo’s compensation as our employee.

Cash Compensation

Following the completion of this offering, each non-employee director will be entitled to receive the annual cash compensation set forth below, payable quarterly in arrears and prorated for partial quarters of service.

General Board Service Fee: $25,000.

Lead Independent Director Fee (in addition to the general service fee): $60,000.

Committee Chair Service Fee (in addition to the general service fee):

•	Audit committee chair: $30,000.

•	Compensation committee chair: $20,000.

•	Nominating and governance committee chair: $15,000.

Our non-employee directors may elect, on an annual basis, to convert all of his or her earned cash fees into a number of RSUs granted under the 2025 Plan, which will be fully vested on the date of grant.

Equity Compensation

Following the completion of this offering, each non-employee director will be entitled to receive certain equity awards as set forth below. All such equity awards will be granted under the 2025 Plan.

Initial Grant. Each non-employee director who joins our board of directors following the completion of this offering will be granted, upon the date of his or her initial election or appointment to be a non-employee director (or as soon as practicable thereafter), an initial award of a number of restricted stock units determined by dividing (i) $800,000 by (ii) by the average closing price of our Class A common stock for the 30 calendar day period ending on the last day prior to the date of grant, rounded down to the nearest whole share. The initial award will vest quarterly with respect to 1/12th of the total number of RSUs subject to the award, so long as the non-employee director provides continuous service to us through each vesting date.

Annual Grant. On the date of each annual meeting of our stockholders that occurs following the completion of this offering, each non-employee director who is then-serving, and will continue to serve, on our board of directors will be granted an annual award of a number of RSUs determined by dividing (i) $275,000 by (ii) by the average closing price of our Class A common stock for the 30 calendar day period ending on the last day prior to the date of grant, rounded down to the nearest whole share. The annual award will fully vest on the earliest to occur of (i) the date of the next annual meeting of our stockholders and (ii) the first anniversary of the grant date, in each case subject to the non-employee director’s continuous service through such date.

Each non-employee director’s then-outstanding equity awards granted under the non-employee director compensation policy will become fully vested upon a change in control (as defined in the 2025 Plan), subject to the non-employee director remaining in continuous service until immediately prior to the closing of the change in control.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering contains provisions that will limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors or officers, except liability for:

•	any breach of the director’s or officer’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL;

•	any transaction from which the director or officer derived an improper personal benefit; and

•	with respect to officers, any action by or in the right of the corporation.

Our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to this offering will require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our amended and restated bylaws will also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted, subject to very limited exceptions.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers, and certain of our other employees. These agreements, among other things, require us to indemnify our directors, officers, and key employees for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts actually and reasonably incurred by such director, officer, or key employee in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted.

We believe that these provisions in our amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers, and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, as of December 31, 2024, were:

•	Michael Intrator, Chief Executive Officer and President;

•	Brian Venturo, Chief Strategy Officer; and

•	Brannin McBee, Chief Development Officer.

Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, or paid to our named executive officers for the year ended December 31, 2024.

Name and Principal Position	Fiscal Year	Salary($)	Bonus ($)(1)	Stock Awards(2)	All Other Compensation ($)		Total($)
Michael Intrator, Chief Executive Officer	2024	750,000	2,000,000	—	18,252	(3)	2,768,252
Brian Venturo, Chief Strategy Officer	2024	750,000	2,000,000	—	8,865	(4)	2,758,865
Brannin McBee, Chief Development Officer	2024	400,000	2,000,000	—	6,154	(5)	2,406,154

(1)	The amounts presented represent discretionary bonuses paid for contributions to our performance.
(2)

Each named executive officer was granted an RSU award that was subject to a time-based component and performance-based component (which constitutes the performance condition). As of the applicable grant date, we had not recognized stock-based compensation expense for these awards because achievement of the performance-based vesting component, as the performance condition, was not deemed probable. As a result, no value is included in the table for these awards. Assuming achievement of the performance-based vesting component, the aggregate grant-date fair values of the RSU awards for each of Mr. Intrator, Mr. Venturo, and Mr. McBee would have been $83,230,875, computed in accordance with ASC Topic 718, and representing the highest level of performance condition achievement for these awards. The aggregate grant date fair values assuming achievement of the performance-based component are not calculable as of the date of this submission and are expected to be determined in the first quarter of 2025. For information regarding the assumptions used in determining the fair value of these awards, please refer to Note 11 of the consolidated financial statements included elsewhere in this prospectus.

(3)	Amounts reported in this column for Mr. Intrator represent the following: $12,692 for company contributions to our 401(k) plan and $5,560 for spousal travel expenses incurred by us.
(4)	Amounts reported in this column for Mr. Venturo represent $8,865 for company contributions to our 401(k) plan.
(5)	Amounts reported in this column for Mr. McBee represent $6,154 for company contributions to our 401(k) plan.

Narrative to Summary Compensation Table

Base Salaries

Our named executive officers receive a base salary to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. Mr. Intrator’s annual base salary for 2024 was $750,000, Mr. Venturo’s annual base salary for 2024 was $750,000 and Mr. McBee’s annual base salary for 2024 was $400,000.

Annual Bonuses

We offer our named executive officers the opportunity to earn discretionary cash bonuses based upon individual performance. As described above in the Summary Compensation Table in the column titled “Bonus,” each of our named executive officers received a discretionary cash bonus equal to $2,000,000 with respect to their service during 2024.

Equity Compensation

From time to time, we have granted equity awards in the form of stock options and restricted stock units to our named executive officers, which are subject to vesting based on each named executive officer’s continued service with us. Our stock options generally allow employees to purchase shares of our Class A common stock at an exercise price equal to the fair market value of a share on the date of grant, as determined by the board of directors. Our stock options typically vest over a four-year period, with new hire grants vesting as to 25% of the underlying shares on the first anniversary of the date of grant and in equal monthly installments over the following three-year period, and refresh, promotion, or merit-based grants vesting in equal monthly installments over the four-year period following the date of grant, in each case, subject to the holder’s continued service with us. Our restricted stock unit grants generally vest based on the satisfaction of a time-based vesting component and a performance-based vesting component. The performance-based vesting component will be satisfied upon completion of this offering. The time-based vesting component for newly hired employees is generally satisfied as to 25% of the restricted stock units on the first anniversary of the applicable vesting commencement date and in equal quarterly installments over the subsequent three years, and the time-based component for refresh, promotion, or merit-based grants is generally satisfied in equal quarterly installments over four years. From time to time, our board of directors may also construct alternate vesting schedules as it determines are appropriate to motivate particular employees.

Each of our named executive officers currently holds outstanding stock options to purchase shares of our Class A common stock that were granted under our 2019 Plan, as set forth in the “—Outstanding Equity Awards at Fiscal 2024 Year-End” below. The options we grant to employees are intended to qualify as “incentive stock options” to the extent permitted under the U.S. Internal Revenue Code of 1986, as amended. Pursuant to certain equity exchange right agreements entered into with Michael Intrator, Brian Venturo, and Brannin McBee, each of Mr. Intrator, Mr. Venturo, and Mr. McBee has been granted Equity Exchange Rights in connection with the shares of Class A common stock underlying their outstanding options to require us to exchange any shares of Class A common stock that the named executive officer acquires upon the exercise of such stock option awards for an equivalent number (or value) of shares of our Class B common stock. See the section titled “Certain Relationships and Related Party Transactions—Other Transactions—Equity Exchange Right Agreements” for more information on the Equity Exchange Rights.

In December 2024, our board of directors granted RSU awards in respect of 87,500 shares of our Class A common stock to each of Messrs. Intrator, Venturo, and McBee. The RSU awards vest upon satisfaction of both a service-based condition and a performance-based condition. The service-based condition is satisfied in 16 quarterly installments beginning on March 31, 2025 through December 31, 2028, subject to continued service with us as of each such date. The performance-based condition will be satisfied in connection with this offering.

In connection with this offering, we have adopted the 2025 Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers), and consultants of our company and to enable our company to obtain and retain services of these individuals. Following the effective date of the 2025 Plan, we will not make any further grants under our 2019 Plan, However, the 2019 Plan will continue to govern the terms and conditions of the outstanding awards granted under it. For additional information about the 2025 Plan, please see the section titled “Stock Plans” below.

Other Elements of Compensation

Welfare and Other Benefits

We provide health, dental, vision, life, and disability insurance benefits to our named executive officers, on the same terms and conditions as provided to all other eligible U.S. employees.

We also sponsor a broad-based 401(k) plan intended to provide eligible U.S. employees with an opportunity to defer eligible compensation up to certain annual limits. As a tax-qualified retirement plan, contributions (if any) made by us are deductible by us when made, and contributions and earnings on those amounts are generally not taxable to the employees until withdrawn or distributed from the 401(k) plan. Our named executive officers are eligible to participate in our employee benefit plans, including our 401(k) plan, on the same basis as our other employees. During the year ended December 31, 2024, we made matching contributions of up to 1.7% of each of our named executive officer’s base salary.

Outstanding Equity Awards at Fiscal 2024 Year-End

The following table presents, for each of our named executive officers, information regarding outstanding stock options to purchase shares of Class A common stock held as of December 31, 2024.

				Option Awards(1)				Stock Awards(1)
Name	Vesting Commencement Date	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Michael Intrator	2/26/2021	2/26/2021	(2)	25,000	—	7.47	2/25/2031
Chief Executive Officer	12/29/2022	12/29/2022	(3)	12,500	12,500	21.25	12/28/2027
	6/28/2023	6/28/2023	(4)	56	94	55.81	6/27/2028
	7/16/2023	7/16/2023	(5)	35,416	64,584	55.81	7/15/2028
	12/31/2024	12/31/2024	(6)					87,500
Brian Venturo	8/31/2020	8/31/2020	(7)	120,000	—	2.56	8/30/2030
Chief Strategy Officer	12/29/2022	12/29/2022	(8)	12,500	12,500	21.25	12/28/2027
	6/28/2023	6/28/2023	(9)	56	94	55.81	6/27/2028
	7/16/2023	7/16/2023	(10)	35,416	64,584	55.81	7/15/2028
	12/31/2024	12/31/2024	(11)					87,500
Brannin McBee	12/29/2022	12/29/2022	(12)	5,000	5,000	21.25	12/28/2027
Chief Development Officer	6/28/2023	6/28/2023	(13)	56	94	50.73	6/27/2033
	7/16/2023	7/16/2023	(12)	17,708	32,292	50.73	7/15/2033
	12/31/2024	12/31/2024	(14)					87,500

(1)	All outstanding equity awards were granted under the 2019 Plan.
(2)

The fully vested option award vested as to 1/3rd of the total award on the first anniversary of the vesting commencement date and as to 1/36th of the total award on each monthly anniversary thereafter, subject to Mr. Intrator’s continued service with us. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights.

(3)

The option award vests as to 1/48th of the total award on each monthly anniversary of the vesting commencement date, subject to Mr. Intrator’s continued service with us. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights.

(4)

The option award vests as to 1/4th of the total award on the first anniversary of the vesting commencement date and as to 1/48th of the total award on each monthly anniversary thereafter, subject to Mr. Intrator’s continued service with us. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights. Mr. Intrator was a holder of greater than 10% of our shares of common stock at the time of grant so, pursuant to Section 422 of the Code (as defined below), the exercise price of this incentive stock option award reflects 110% of the fair market value of our common stock at the time of grant.

(5)

The option award vests as to 1/48th of the total award on each monthly anniversary of the vesting commencement date, subject to Mr. Intrator’s continued service with us. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights. Mr. Intrator was a holder of greater than 10% of our shares of common stock at the time of grant so, pursuant to Section 422 of the Code, the exercise price of this incentive stock option award reflects 110% of the fair market value of our common stock at the time of grant.

(6)

The RSUs vest based on the satisfaction of both a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition and performance-based vesting condition were not satisfied as to any of the RSUs as of December 31, 2024. The RSUs vest as to 1/16th of the total award and may be settled for shares of Class A common stock on each quarterly anniversary of the vesting commencement date, once the performance-based vesting condition has been satisfied and subject to Mr. Intrator’s continued service with us. The performance-based vesting condition will be satisfied upon completion of this offering. The fair value of our Class A common stock underlying this award as of December 31, 2024 is not available as of the date of this submission and is expected to be determined in the first quarter of 2025.

(7)

The fully vested option award vested as to 1/3rd of the total award on the first anniversary of the vesting commencement date and as to 1/36th of the total award on each monthly anniversary thereafter, subject to Mr. Venturo’s continued service with us. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights.

(8)

The option award vests as to 1/48th of the total award on each monthly anniversary of the vesting commencement date, subject to Mr. Venturo’s continued service with us. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights.

(9)

The option award vests as to 1/4th of the total award on the first anniversary of the vesting commencement date and as to 1/48th of the total award on each monthly anniversary thereafter, subject to Mr. Venturo’s continued service with us. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights. Mr. Venturo was a holder of greater than 10% of our shares of common stock at the time of grant so, pursuant to Section 422 of the Code, the exercise price of this incentive stock option award reflects 110% of the fair market value of our common stock at the time of grant.

(10)

The option award vests as to 1/48th of the total award on each monthly anniversary of the vesting commencement date, subject to Mr. Venturo’s continued service with us. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights. Mr. Venturo was a holder of greater than 10% of our shares of common stock at the time of grant so, pursuant to Section 422 of the Code, the exercise price of this incentive stock option award reflects 110% of the fair market value of our common stock at the time of grant.

(11)

The RSUs vest based on the satisfaction of both a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition and performance-based vesting condition were not satisfied as to any of the RSUs as of December 31, 2024. The RSUs vest as to 1/16th of the total award and may be settled for shares of Class A common stock on each quarterly anniversary of the vesting commencement date, once the performance-based vesting condition has been satisfied and subject to Mr. Venturo’s continued service with us. The performance-based vesting condition will be satisfied upon completion of this offering. The fair value of our Class A common stock underlying this award as of December 31, 2024 is not available as of the date of this submission and is expected to be determined in the first quarter of 2025.

(12)

The option award vests as to 1/48th of the total award on each monthly anniversary of the vesting commencement date, subject to Mr. McBee’s continued service with us. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights.

(13)

The option award vests as to 1/4th of the total award on the first anniversary of the vesting commencement date and as to 1/48th of the total award on each monthly anniversary thereafter, subject to Mr. McBee’s continued service with us. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights.

(14)

The RSUs vest based on the satisfaction of both a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition and performance-based vesting condition were not satisfied as to any of the RSUs as of December 31, 2024. The RSUs vest as to 1/16th of the total award and may be settled for shares of Class A common stock on each quarterly anniversary of the vesting commencement date, once the performance-based vesting condition has been satisfied and subject to Mr. McBee’s continued service with us. The performance-based vesting condition will be satisfied upon completion of this offering. The fair value of our Class A common stock underlying this award as of December 31, 2024 is not available as of the date of this submission and is expected to be determined in the first quarter of 2025.

Executive Compensation Arrangements

Executive Offer Letters

As our Co-Founders, our named executive officers did not enter into offer letters or any other formal arrangements or understandings with us regarding their employment. We currently do not have employment agreements or offer letters with any of our named executive officers. All of our named executive officers are employed on an at-will basis, with no fixed term of employment. Each of our named executive officers will receive benefits upon certain qualifying terminations as described in the section titled “—Change of Control and Severance Arrangements.”

Change of Control and Severance Arrangements

Prior to the completion of this offering, we anticipate adopting arrangements for our executive officers, including our named executive officers, that provide for payments and benefits on termination of employment or upon a termination in connection with a change of control.

Stock Plans

We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain, and motivate our employees, consultants, and members of our board of directors by aligning their financial interests with those of our stockholders. The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2019 Stock Option Plan

In July 2019, we adopted our 2019 Plan as most recently amended on December 6, 2023. The purpose of the 2019 Plan is to attract, retain, and motivate eligible employees, directors, and consultants whose contributions are important to the success of our business.

Share Reserve. As of December 31, 2024, we had 3,681,880 shares of our Class A common stock reserved for issuance pursuant to grants under our 2019 Plan of which 187,524 shares remained available for grant. As of December 31, 2024, options to purchase 360,691 shares had been exercised and options to purchase 2,360,929 shares remained outstanding, with a weighted-average exercise price of $34.85 per share. As of December 31, 2024, 772,736 awards of RSUs were granted under the 2019 Plan. As of December 31, 2024, no shares of restricted stock and no stock appreciation rights (“SARs”) were granted under the 2019 Plan, and no such awards are expected to be granted prior to this offering; provided that certain options granted under the 2019 Plan are early exercisable and may be exercised for unvested shares of our common stock subject to a repurchase right. No new awards will be granted under the 2019 Plan after this offering.

Administration. Our 2019 Plan is administered by our board of directors or a committee appointed by our board of directors, referred to herein as the “administrator.” Subject to the terms of the 2019 Plan, the administrator has the authority to, among other things, select the persons to whom awards will be granted, construe and interpret our 2019 Plan as well as to prescribe, amend and rescind rules and regulations relating to the 2019 Plan and awards granted thereunder. The administrator may modify awards subject to the terms of the 2019 Plan.

Eligibility. Pursuant to the 2019 Plan, we may grant incentive stock options (“ISOs”) only to our employees or the employees of our parent or subsidiaries, as applicable (including officers and directors who are also employees). We may grant non-statutory stock options (“NQSOs”), RSUs, SARs, and shares of restricted stock to our employees (including officers and directors who are also employees), non-employee directors, and consultants, or the employees, directors, and consultants of our parent and subsidiaries, as applicable.

Stock Options. The 2019 Plan provides for the grant of both (i) ISOs, which are intended to qualify for tax treatment as set forth under Section 422 of the Code and (ii) NQSOs to purchase shares of our Class A common stock, each at a stated exercise price. The exercise price of each option must be at least equal to the fair market value of our common stock on the date of grant (unless otherwise determined by the administrator). However, the exercise price of any ISO granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock must be at least equal to 110% of the fair market value of our common stock on the date of grant. The administrator will determine the vesting schedule applicable to each option. The maximum permitted term of options granted under our 2019 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.

Restricted Stock Units. The 2019 Plan also allows for the grant of restricted stock units, or RSUs, with terms as generally determined by the administrator (in accordance with the 2019 Plan) and to be set forth in an award agreement. RSUs represent the right to receive shares of our Class A common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. Generally, the vesting of our RSUs granted under the 2019 Plan is upon satisfaction of both a performance-based vesting condition and a time-based vesting schedule on or before the expiration date of such RSUs. RSUs will be forfeited in case of a termination of employment or service before the satisfaction of both the performance-based vesting condition and the time-based vesting schedule or, otherwise, generally in case of non-satisfaction of either the performance-based vesting condition or the time-based vesting schedule. The performance-based vesting condition will be satisfied upon the earlier of (i) the effective date of the registration statement filed by us for purposes of this offering and (ii) a change of control (as defined in the 2019 Plan). Following the satisfaction of the performance-based vesting condition, RSUs that remain unvested as of the date of such liquidity event due to the RSUs’ time-based vesting schedule will continue to vest after the performance-based vesting condition for so long as the holder remains in continuous service status through each such time-based vesting date.

Restricted Stock, Stock Appreciation Rights. In addition, the 2019 Plan allows for the grant of restricted stock awards (“RSAs”) and SARs, with terms as generally determined by the administrator (in accordance with the 2019 Plan) and to be set forth in an award agreement. We have not granted any shares of restricted stock or any SARs under the 2019 Plan and no such awards are expected to be granted prior to this offering; provided that certain options granted under the 2019 Plan are early exercisable and may be exercised for unvested shares of our common stock subject to a repurchase right.

Limited Transferability. Unless otherwise determined by the administrator, awards granted under the 2019 Plan generally may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will, the laws of descent and distribution and, with respect to NQSOs, by instrument to an inter vivos or testamentary trust in which the NQSOs are to be passed to beneficiaries upon the death of the trustor, or by gift to a qualified family member.

Change of Control. In the event that we are subject to an “acquisition” or “other combination” (as defined in the 2019 Plan and generally meaning, collectively, a merger, a sale or transfer of more than 50% of the voting power of all of our outstanding securities, or a sale of all or substantially all of the assets of ours), the 2019 Plan provides that awards will be subject to the agreement evidencing such acquisition or other combination, which agreement need not treat all awards in a similar manner. Such agreement may, without the participant’s consent, provide for the continuation of outstanding awards, the assumption or substitution of awards, the acceleration of vesting of awards, the settlement of awards (whether or not vested) in cash, securities, or other consideration, or the cancellation of such awards for no consideration.

Adjustments. In the event that the number of outstanding shares of our Class A common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or other change in our capital structure affecting our shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2019 Plan (i) the number of shares reserved for issuance under the 2019 Plan, (ii) the exercise prices of and number of shares subject to outstanding options and SARs, and (iii) the purchase prices of and/or number of shares subject to other outstanding awards will (to the extent appropriate) be proportionately adjusted (subject to required action by the board or our stockholders).

Exchange, repricing, and buyout of awards. The administrator may modify, extend, or renew awards or issue new awards in exchange for the surrender and cancellation of any or all outstanding awards, provided that any such action will require the consent of the respective participants to the extent that any such action would impair any of the participants’ existing rights. The administrator may, without prior stockholder approval, reduce the exercise price of options or SARs or buy an award previously granted with payment in cash, shares or other consideration, in each case, subject to the terms of the 2019 Plan.

Amendment; Termination. Our board of directors may amend or terminate the 2019 Plan at any time and may terminate any and all outstanding options, RSUs, or SARs upon a dissolution or liquidation of us, provided that certain amendments will require shareholder approval or participant consent. We expect to terminate the 2019 Plan and will cease issuing awards thereunder upon the effective date of our 2025 Plan (described below), which is the date immediately prior to the date of the effectiveness of the registration statement of which this prospectus forms a part. Any outstanding awards granted under the 2019 Plan will remain outstanding following this offering, subject to the terms of our 2019 Plan and applicable award agreements, until such awards are exercised or until they terminate or expire by their terms.

2025 Equity Incentive Plan

In February 2025, our board of directors and our stockholders approved our 2025 Plan as a successor to our 2019 Plan, which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The 2025 Plan authorizes the award of both ISOs, which are intended to qualify for tax treatment under Section 422 of the Code, and NQSOs, as well for the award of RSAs, SARs, RSUs, and performance and stock bonus awards. Pursuant to the 2025 Plan, ISOs may be granted only to our employees. We may grant all other types of awards to our employees, directors, and consultants.

Share Reserve. We have initially reserved    shares of our Class A common stock, plus any reserved shares of our Class A common stock not issued or subject to outstanding grants under the 2019 Plan on the effective date of the 2025 Plan, for issuance as our Class A common stock pursuant to awards granted under our 2025 Plan. The number of shares reserved for issuance under our 2025 Plan will increase automatically on January 1 of each of 2026 through 2035 by the number of shares equal to the lesser of (a) five percent of the aggregate number of outstanding shares of all classes of our common stock plus the total number of shares of our Class A common stock issuable upon conversion of preferred stock (if any), in each case as of the immediately preceding December 31, or (b) such number of shares of our Class A common stock as may be determined by our board of directors or our compensation committee.

In addition, the shares set forth below will again be available for issuance pursuant to awards granted under our 2025 Plan:

•	shares subject to options or SARs granted under our 2025 Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;

•	shares subject to awards granted under our 2025 Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2025 Plan that otherwise terminate without such shares being issued;

•	shares subject to awards granted under our 2025 Plan that are surrendered, cancelled, or exchanged for cash or a different award (or combination thereof);

•	shares issuable upon the exercise of options granted under our 2019 Plan that, after the effective date of the 2025 Plan, are forfeited;

•	shares issued pursuant to awards granted under our 2019 Plan that are forfeited or repurchased by us at the original price after the effective date of the 2025 Plan; and

•	shares subject to awards under our 2019 Plan or our 2025 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

Shares of our Class A common stock that that were either reserved, but not issued under the 2019 Plan as of the date of this prospectus, or issued under the 2019 Plan and later become available for grant under our 2025 Plan, either as set forth above, shall be issued under the 2025 Plan only as shares of our Class A common stock.

Administration. Our 2025 Plan will be administered by our compensation committee or by our board of directors acting in place of our compensation committee. Subject to the terms and conditions of the 2025 Plan, the administrator will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret our 2025 Plan as well as to determine the terms of such awards and prescribe, amend, and rescind the rules and regulations relating to the 2025 Plan or any award granted thereunder. The 2025 Plan provides that the administrator may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by our board of directors.

Options. The 2025 Plan provides for the grant of both ISOs intended to qualify under Section 422 of the Code, and NQSOs to purchase shares of our Class A common stock at a stated exercise price. ISOs may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the 2025 Plan must be at least equal to the fair market value of our Class A common stock on the date of grant. ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% the fair market value of our Class A common stock on the date of grant.

Options may vest based on service and/or achievement of performance conditions, as determined by the administrator. The administrator may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. No more than      shares may be issued pursuant to ISOs. The maximum term of options granted under our 2025 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.

Restricted Stock Awards. An RSA is an offer by us to grant or sell shares of our Class A common stock subject to restrictions, which may lapse based on the satisfaction of service and/or achievement of performance conditions. The price, if any, of an RSA will be determined by the administrator. Holders of RSAs, unlike holders of options, will have the right to vote and any dividends or distributions paid with respect to such shares will be subject to the same vesting terms and other restrictions as the RSA and will be accrued and paid when the vesting terms on such shares lapse. Unless otherwise determined by the administrator, vesting will cease on the date the participant no longer provides services to us and unvested shares may be forfeited to or repurchased by us.

Stock Appreciation Rights. An SAR provides for a payment, in cash or shares of our Class A common stock (up to a specified maximum of shares, if determined by the administrator), to the participant based upon the difference between the fair market value of our Class A common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. SARs may vest based on service and/or achievement of performance conditions. No SAR may have a term that is longer than ten years from the date of grant.

Restricted Stock Units. An RSU represents the right to receive shares of our Class A common stock at a specified date in the future and may be subject to vesting based on service and/or achievement of performance conditions. RSUs may be settled in cash, shares of our Class A common stock, or a combination of both as soon as practicable following vesting or on a later date subject to the terms of the 2025 Plan and any applicable award agreement (which may provide for settlement only in shares). No RSU may have a term that is longer than ten years from the date of grant.

Performance Awards. A performance award granted pursuant to the 2025 Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of our Class A common stock that may be settled in cash, property, or by issuance of those shares, subject to the satisfaction or achievement of specified performance conditions.

Stock Bonus Awards. A stock bonus award provides for payment in the form of cash, shares of our Class A common stock, or a combination thereof, based on the fair market value of shares subject to such award as determined by the administrator. The awards may be granted as consideration for services already rendered, or at the discretion of the administrator, may be subject to vesting restrictions based on continued service and/or performance conditions.

Dividend Equivalent Rights. Dividend equivalent rights may be granted at the discretion of the administrator and represent the right to receive the value of dividends, if any, paid by us in respect of the number of shares of our Class A common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only when the underlying award becomes vested or may be deemed to have been reinvested by us.

Change of Control. Our 2025 Plan provides that, in the event of a corporate transaction that constitutes a change of control of our company under the terms of the plan, outstanding awards will be subject to the agreement evidencing the change of control, which need not treat all outstanding awards in an identical manner, and may include one or more of the following: (1) the continuation of the outstanding awards, (2) the assumption of the outstanding awards by the surviving corporation or a parent or subsidiary of the surviving corporation, (3) the substitution by the surviving corporation or a parent or subsidiary of the surviving corporation of new options or substantially equivalent equity awards for the outstanding awards, (4) the full or partial acceleration of exercisability or vesting or lapse of our right to repurchase or other terms of forfeiture and accelerated expiration of the award, or (5) may be settled for their intrinsic value (whether or not then vested or exercisable) in cash, cash equivalents, or equity (including cash or equity subject to deferred vesting and delivery consistent with vesting restrictions applicable to such awards or the underlying shares) followed by the cancellation of such awards, provided however, that such awards may be cancelled without consideration if such awards have no value, as determined by our compensation committee, in its discretion, in each case without the participant’s consent. The successor corporation may also issue, as replacement of our outstanding shares held by a participant, substantially similar shares, or other property subject to repurchase restrictions no less favorable to the participant. In the event such successor corporation refuses to assume, substitute, or replace any award in accordance with the 2025 Plan, then notwithstanding any other provision in the 2025 Plan to the contrary, each such award shall become fully vested and, as applicable, exercisable and any rights of repurchase or forfeiture restrictions thereon will lapse, immediately prior to the consummation of the corporate transaction. Awards subject to performance-based vesting that are not assumed pursuant to the foregoing shall be deemed earned and vested at 100% of target level, unless otherwise indicated pursuant to the terms and conditions of the applicable award agreement.

If an award vests in lieu of assumption or substitution in connection with a corporate transaction as provided above, our board of directors or our compensation committee will notify the holder of such award in writing or electronically that such award will be exercisable for a period of time determined by our board of directors or our compensation committee, in its sole discretion, and such award will terminate upon the expiration of such period without consideration. Any determinations by our board of directors or our compensation committee need not treat all outstanding awards in an identical manner, and shall be final and binding on each applicable participant. Our board of directors shall have full power and authority to assign our right to repurchase, right to re-acquire, and/or forfeiture rights to such successor or acquiring corporation.

The vesting of all awards granted to our non-employee directors under our 2025 Plan shall accelerate in full in the event of a corporate transaction.

Adjustment. In the event of a change in the number or class of outstanding shares of our Class A common stock, without consideration, by reason of a stock dividend, extraordinary dividend, or distribution (whether in cash, shares, or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off or similar change in our capital structure, proportional adjustments will be made to the number and class of shares reserved for issuance under our 2025 Plan; the exercise prices, number, and class of shares subject to outstanding options or SARs; the number and class of shares subject to other outstanding awards; and any applicable maximum award limits with respect to ISOs.

Exchange, Repricing, and Buyout of Awards. The administrator may, without prior stockholder approval, (1) reduce the exercise price of outstanding options or SARs without the consent of any participant (provided that written notice of the repricing is provided to such participants) and (2) pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards, subject to the consent of any affected participant to the extent required by the terms of the 2025 Plan.

Director Compensation Limits. No non-employee director may receive awards under our 2025 Plan in consideration for such director’s service as a non-employee director with a grant date value that when combined with cash compensation received for such director’s service as a non-employee director, exceeds $1 million in a calendar year or $1.5 million in the calendar year of his or her initial service as a non-employee director with us. Awards granted, or cash compensation paid, to an individual while he or she was serving in the capacity as an employee or in consideration of services as a consultant will not count for purposes of this limitation.

Clawback; Transferability. All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by our board of directors or required by law, to the extent set forth in such policy or applicable agreement. Except in limited circumstances, awards granted under our 2025 Plan may generally not be transferred in any manner other than by will or by the laws of descent and distribution.

Sub-plans. Subject to the terms of the 2025 Plan, the plan administrator may establish a sub-plan under the 2025 Plan and/or modify the terms of awards granted to participants outside of the United States to comply with any laws or regulations applicable to any such jurisdiction.

Amendment; Termination. Our board of directors or compensation committee may amend our 2025 Plan at any time, subject to stockholder approval as may be required. Our 2025 Plan will terminate ten years from the date our board of directors adopts the plan, unless it is terminated earlier by our board of directors. No termination or amendment of the 2025 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws or as otherwise provided by the terms of the 2025 Plan.

2025 Employee Stock Purchase Plan

In February 2025, our board of directors and our stockholders approved our 2025 ESPP, which will become effective upon the date the registration statement of which this prospectus forms a part becomes effective to enable eligible employees to purchase shares of our Class A common stock with accumulated payroll deductions.

The 2025 ESPP includes two components: a “423 Component” and a “Non-423 Component.” We intend the 423 Component to qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code. Except as otherwise provided in the 2025 ESPP or determined by the board of directors or the compensation committee, the Non-423 Component (if any) will operate and be administered in the same manner as the 423 Component.

Share Reserve. We have initially reserved   shares of our Class A common stock for issuance and sale under our 2025 ESPP. The number of shares reserved for issuance and sale under our 2025 ESPP will increase automatically on January 1st of each of 2026 through 2035 by the number of shares equal to the lesser of (a) the number of shares equal to 1% of the sum of the total number of outstanding shares of all classes of our common stock plus the total number of shares of our Class A common stock issuable upon conversion of preferred stock (if any), in each case outstanding as of the immediately preceding December 31 and (b) such number of shares of our Class A common stock determined by our board of directors or compensation committee; provided, that our board of directors or our compensation committee may in its sole discretion reduce the amount of the increase in any particular calendar year. Subject to stock splits, recapitalizations, or similar events, no more than   shares of our Class A common stock may be issued over the term of our 2025 ESPP.

Administration. Our 2025 ESPP will be administered by our compensation committee or by our board of directors acting in place of our compensation committee, subject to the terms and conditions of our 2025 ESPP. Among other things, the administrator will have the authority to determine eligibility for participation in our 2025 ESPP (to the extent permitted by applicable law), designate separate offerings under the plan (and determine the length of such offerings), and construe, interpret, and apply the terms of the plan.

Eligibility. Employees eligible to participate in any offering pursuant to our 2025 ESPP generally include any employee that is employed by us or certain of our designated subsidiaries at the beginning of the offering period. However, the administrator may exclude employees who have been employed for less than two years, are customarily employed for 20 hours or less per week, are customarily employed for five months or less in a calendar year, are certain highly compensated employees as determined in accordance with applicable tax laws or are certain employees who are citizens or residents of a foreign jurisdiction if such participation is prohibited under applicable local laws or would violate the requirements of Section 423 of the Code (with respect to an offering under a 423 Component). In addition, any employee who owns (or is deemed to own because of attribution rules) 5% or more of the total combined voting power or value of all classes of our capital stock, or the capital stock of one of our qualifying subsidiaries, or who will own such amount because of participation in our 2025 ESPP, will not be eligible to participate in our 2025 ESPP. The administrator may impose additional restrictions on eligibility from time to time.

Offerings. Under our 2025 ESPP, eligible employees will be offered the option to purchase shares of our Class A common stock at a discount over a series of offering periods through accumulated payroll deductions over the period. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months. The purchase price for shares purchased under our 2025 ESPP during any given purchase period will be 85% of the lesser of the fair market value of our Class A common stock on (1) the first trading day of the applicable offering period or (2) the last trading day of the applicable purchase period.

No participant may purchase more than    shares of our Class A common stock (or such greater or lesser number as our compensation committee may determine) during any one purchase period and may not subscribe for more than $25,000 in fair market value of shares of our Class A common stock (determined as of the date the offering period commences) in any calendar year in which the offering is in effect.

Adjustments Upon Recapitalization. If the number or class of outstanding shares of our Class A common stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure without consideration, then the administrator will proportionately adjust the number or class of shares of our Class A common stock that are available under our 2025 ESPP, the purchase price and number or class of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.

Change of Control. If we experience a change of control transaction as determined under the terms of our 2025 ESPP, any offering period then in effect will be assumed or an equivalent option substituted by the successor corporation or a parent or a subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the purchase right, any offering period then in effect will be shortened and terminated on a final purchase date established by the administrator. The final purchase date will occur on or prior to the effective date of the change of control transaction, and our 2025 ESPP will terminate on the closing of the change of control.

Transferability. Participants may generally not assign, transfer, pledge, or otherwise dispose of payroll deductions credited to their account or any rights regarding an election to purchase shares pursuant to our 2025 ESPP other than by will or the laws of descent or distribution.

Amendment; Termination. The board of directors or compensation committee may amend, suspend, or terminate our 2025 ESPP at any time without stockholder consent, except as required by law. Unless earlier terminated, our 2025 ESPP will terminate upon the earlier to occur of the issuance of all shares of our Class A common stock reserved for issuance under our 2025 ESPP, or the tenth anniversary of the effective date.

Compensation Recovery Policy

In February 2025, we adopted a Compensation Recovery Policy (the “Compensation Recovery Policy”). The Compensation Recovery Policy is in accordance with the final rules regarding recovery of erroneously awarded executive officer compensation in connection with an accounting restatement, as adopted by the SEC in October 2022, and consistent with the corresponding Nasdaq listing standards (together, the “Clawback Rules”). Pursuant to the Compensation Recovery Policy, and subject to certain limited exceptions in the Clawback Rules, in the event we are required to restate our financial statements, we are required to recoup erroneously awarded incentive-based compensation (as described in the Clawback Rules, including both cash and equity compensation) paid to any current or former executive officer (as described in the Clawback Rules) during the three completed fiscal years immediately prior to the date the accounting restatement was required. The amount recoverable is the amount of any incentive-based compensation received by the executive officer based on the financial statements prior to the restatement that exceeds the amount that such executive officer would have received had the incentive-based compensation been determined based on the financial restatement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2022 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Tender Offers

2024 Tender Offer

In October 2024, certain existing stockholders and new stockholders offered to purchase shares of our Class A common stock (including certain shares of our Class A common stock issued upon (i) exercise of vested options to purchase common stock; and/or (ii) conversion of shares of our convertible preferred stock and Class B common stock), Class B common stock, and convertible preferred stock, from certain of our securityholders for $939.85 per share in cash (the “2024 Tender Offer”). An aggregate of 692,562 shares of our Class A common stock, Class B common stock, and convertible preferred stock were tendered for an aggregate purchase price of $651 million. Each share of our Class B common stock and convertible preferred stock sold in the 2024 Tender Offer was automatically converted into one share of Class A common stock immediately prior to each purchase.

We did not receive any consideration from the sale proceeds of the 2024 Tender Offer, except for amounts received upon the net exercise of employee stock options by certain of our employees who exercised vested options to sell the subsequently issued shares in the 2024 Tender Offer. The aggregate amount received by us in respect of these net exercises for shares sold in the 2024 Tender Offer was $1 million.

Certain funds affiliated with Glenn Hutchins, who joined as a member of our board of directors in February 2025, participated in the 2024 Tender Offer as purchasers of our Class A common stock. Other than Mr. Hutchins, none of our directors or officers participated as purchasers in the 2024 Tender Offer. Certain funds or accounts managed or advised by Magnetar Financial LLC (“Magnetar”) and certain entities affiliated with FMR LLC (“Fidelity”), each beneficial owners of more than 5% of our outstanding capital stock, participated in the 2024 Tender Offer as purchasers of our Class A common stock. The following table summarizes the shares of Class A common stock purchased by our directors and officers and holders of more than 5% of our outstanding capital stock:

Stockholder	Shares of Class A Common Stock	Total Purchase Price
Entities affiliated with Fidelity(1)	70,817	$66,557,577
Funds or accounts managed or advised by Magnetar(2)	96,749	$90,929,848
Funds affiliated with Glenn Hutchins(3)	10,639	$9,999,097

(1)	Consists of shares held by certain affiliates of Fidelity, which beneficially owns more than 5% of our outstanding capital stock.
(2)

Consists of shares held by certain funds or accounts managed or advised by Magnetar, which beneficially owns more than 5% of our outstanding capital stock. Ernie Rogers, a former member of our board of directors, is the Chief Operating Officer of Magnetar.

(3)	Consists of shares held by certain funds for which Glenn Hutchins, a member of our board of directors, serves as investment manager.

Certain of our directors and officers and their affiliates participated as sellers in the 2024 Tender Offer. The following table summarizes the shares of our Class A common stock, our Class B common stock, and our convertible preferred stock sold by our directors and officers and their affiliated parties in the 2024 tender offer.

The amounts set forth in the column titled “Total Purchase Price” represent the gross sales proceeds realized by the seller, before any reduction for transaction costs, tax withholding, or amounts remitted to us in respect of the net exercise of employee stock options:

Stockholder	Shares of Class A Common Stock(6)	Total Purchase Price
Persons and entities affiliated with Michael Intrator(1)	53,199	$49,999,245
Persons and entities affiliated with Brian Venturo(2)	112,078	$105,336,856
Persons and entities affiliated with Brannin McBee(3)	103,754	$97,513,519
Kristen McVeety	6,783	$5,257,701
Persons and entities affiliated with Jack Cogen(4)	55,504	$52,165,606
KOPACC, LLC(5)	12,287	$11,547,975

(1)	Consists of shares held by Michael Intrator, our Chief Executive Officer, President, and chairman of our board of directors, and certain related persons and affiliates.
(2)	Consists of shares held by Brian Venturo, our Chief Strategy Officer and a member of our board of directors, and certain related persons and affiliates.
(3)	Consists of shares held by Brannin McBee, our Chief Development Officer, and certain related persons and affiliates.
(4)	Consists of shares held by Jack Cogen, a member of our board of directors, and certain related persons and affiliates.
(5)

Consists of 12,287 shares directly held of record and sold by KOPACC, LLC, a holder of more than 5% of our outstanding capital stock. Stephen Jamison, a former member of our board of directors who served until April 2023, is a managing member of KOPACC, LLC.

(6)	All shares of our Class B common stock and convertible preferred stock were converted into shares of our Class A common stock immediately prior to being sold in the 2024 Tender Offer.

2023 Tender Offer

In December 2023, certain existing stockholders and new stockholders offered to purchase shares of our Class A common stock (including certain shares of our Class A common stock issued upon (i) exercise of vested options to purchase common stock and (ii) conversion of shares of our convertible preferred stock) and convertible preferred stock from certain of our securityholders for $309.86 per share in cash (the “2023 Tender Offer”). An aggregate of 2,073,800 shares of our Class A common stock and convertible preferred stock were tendered for an aggregate purchase price of $643 million. Each share of our convertible preferred stock sold in the 2023 Tender Offer was automatically converted into one share of Class A common stock immediately prior to each purchase.

None of our directors or officers participated as purchasers in the 2023 Tender Offer. We did not receive any consideration from the sale proceeds of the 2023 Tender Offer, except for amounts received upon the net exercise of employee stock options by certain of our employees who exercised vested options to sell the subsequently issued shares in the 2023 Tender Offer. The aggregate amount received by us in respect of these net exercises for shares sold in the 2023 Tender Offer was $354,436.

Certain entities affiliated with Fidelity participated in the 2023 Tender Offer as purchasers of our Class A common stock. Upon completion of the tender offer in December 2023, certain entities affiliated with Fidelity were deemed to beneficially own more than 5% of our outstanding capital stock, on an aggregated basis. The following table summarizes the shares of our Class A common stock purchased by holders of more than 5% of our outstanding capital stock:

Stockholder	Shares of Class A Common Stock(2)	Total Purchase Price
Entities affiliated with Fidelity(1)	1,000,452	$310,000,057

(1)	Consists of shares held by certain affiliates of Fidelity, which beneficially owns more than 5% of our outstanding capital stock.
(2)	All shares of our convertible preferred stock were converted into shares of our Class A common stock immediately prior to being sold in the 2024 Tender Offer.

Certain of our directors and officers and their affiliates participated as sellers in the 2023 Tender Offer. Upon completion of the 2023 Tender Offer, Stephen Jamison, a former member of our board of directors who served until April 2023, and his affiliates ceased to be beneficial owners of more than 5% of our outstanding capital stock, on an aggregated basis. No other holder of more than 5% of our outstanding capital stock sold shares in the 2023 Tender Offer.

The following table summarizes the shares of our Class A common stock sold by our directors and officers and their affiliated parties in the 2023 Tender Offer. The amounts set forth in the column titled “Total Purchase Price” represent the gross sales proceeds realized by the seller, before any reduction for transaction costs, tax withholding, or amounts remitted to us in respect of the net exercise of employee stock options:

Stockholder	Shares of Class A Common Stock(7)	Total Purchase Price
Persons and entities affiliated with Michael Intrator(1)	354,931	$109,978,920
Persons and entities affiliated with Brian Venturo(2)	231,126	$71,616,703
Persons and entities affiliated with Brannin McBee(3)	172,368	$53,409,948
Kristen McVeety(4)	4,174	$1,293,356
Persons and entities affiliated with Jack Cogen(5)	400,113	$123,979,015
Entities affiliated with Stephen Jamison(6)	157,024	$48,655,457

(1)	Consists of shares held by Michael Intrator, our Chief Executive Officer and chairman of our board of directors, and certain related persons and affiliates.
(2)	Consists of shares held by Brian Venturo, our Chief Strategy Officer and a member of our board of directors, and certain related persons and affiliates.
(3)	Consists of shares held by Brannin McBee, our Chief Development Officer, and certain related persons and affiliates.
(4)

Consists of 4,174 shares directly held of record and sold by Kristen McVeety, our General Counsel. The total purchase price reported in the table above includes $45,664 Ms. McVeety paid to us in connection with her net exercise of employee stock options concurrent with her sale in the 2023 tender offer.

(5)	Consists of held by Jack Cogen, a member of our board of directors, and certain related persons and affiliates.
(6)

Consists of 157,024 shares directly held of record and sold by KOPACC, LLC, a holder of more than 5% of our outstanding capital stock. Stephen Jamison, a former member of our board of directors who served until April 2023, is a managing member of KOPACC, LLC.

(7)	All shares of our convertible preferred stock were converted into shares of our common stock immediately prior to being sold in the 2023 Tender Offer.

Convertible Preferred Stock Financings

Series C Convertible Preferred Stock Financing

In May 2024, we sold an aggregate of 1,476,156 shares of our Series C convertible preferred stock at a purchase price of $779.05 per share for an aggregate purchase price of approximately $1.15 billion. Each share of our Series C convertible preferred stock will convert automatically into shares of our Class A common stock immediately prior to the completion of this offering.

The following table summarizes the shares of our Series C convertible preferred stock purchased by entities affiliated with certain of our directors and holders of more than 5% of our outstanding capital stock:

Stockholder	Shares of Series C Convertible Preferred Stock(3)	Total Purchase Price
Funds or accounts managed or advised by Magnetar(1)	449,265	$349,999,898
Entities affiliated with Fidelity(2)	64,181	$50,000,208

(1)

Consists of shares held by funds or accounts managed or advised by Magnetar, which beneficially owns more than 5% of our outstanding capital stock. Ernie Rogers, a former member of our board of directors, is the Chief Operating Officer of Magnetar.

(2)	Consists of shares held by certain affiliates of Fidelity, which beneficially own more than 5% of our outstanding capital stock.
(3)

Each share of our Series C convertible preferred stock is convertible into such number of shares of our Class A common stock as adjusted for all accrued dividends that are not timely paid in cash at our election with respect to each quarterly dividend payment period. Interest on each share of our Series C convertible preferred stock held by each individual holder with respect to such accrued dividends accrues on a daily basis from the date of issuance of such shares and the date of completion of this offering.

In addition, shares of our Series C convertible preferred stock are subject to a right to be “put” to us on the first trading day immediately after the earlier to occur of (i) August 15, 2029 and (ii) the second anniversary of the closing of this offering. Upon exercise of the Put Right (as defined herein), holders of the Put Shares (as defined herein) would be entitled to receive from us an amount in cash equal to the original issue price per share of the Series C convertible preferred stock, of $    , plus accrued and unpaid cumulative dividends on each share of Series C convertible preferred stock of $     (assuming this offering closes on     , 2025) per share of our Class A common stock, representing an aggregate payment of $    . For additional information relating to the Put Right, please see the section titled “Description of Capital Stock—Series C Preferred Stock Put Right.”

Series B Convertible Preferred Stock Financing

Between April 2023 and January 2024, we sold an aggregate of 3,998,938 shares of our Series B convertible preferred stock at a purchase price of $111.53 per share for an aggregate purchase price of approximately $446 million. Each share of our Series B convertible preferred stock will convert automatically into shares of our Class A common stock immediately prior to the completion of this offering.

The following table summarizes the shares of our Series B convertible preferred stock purchased by entities affiliated with certain of our directors and holders of more than 5% of our outstanding capital stock:

Stockholder	Shares of Series B Convertible Preferred Stock	Total Purchase Price
Funds or accounts managed or advised by Magnetar(1)	3,012,653	$336,000,014

(1)

Consists of shares held by funds or accounts managed or advised by Magnetar, which beneficially owns more than 5% of our outstanding capital stock. Ernie Rogers, a former member of our board of directors, is the Chief Operating Officer of Magnetar.

Series B-1 Convertible Preferred Stock Financing

In April 2023, we issued an aggregate of 624,227 shares of our Series B-1 convertible preferred stock at a purchase price of $8.02019 per share upon conversion of convertible notes previously issued to several accredited private investors for an aggregate principal amount of $4 million and which bore a PIK interest rate of 7% per annum. Each outstanding share of our Series B-1 convertible preferred stock will convert automatically into shares of our Class A common stock immediately prior to the completion of this offering.

The following table summarizes the shares of our Series B-1 convertible preferred stock acquired by certain of our directors and holders of more than 5% of our outstanding capital stock and their affiliates:

Stockholder	Shares of Series B-1 Convertible Preferred Stock	Total Purchase Price
Michael Intrator(1)	72,934	$584,959
Jack Cogen and affiliated entities(2)	72,936	$584,961
Stephen Jamison(3)	72,936	$584,961

(1)

Consists of shares directly held of record by Michael Intrator. Mr. Intrator is our Chief Executive Officer, President, and Chairman of our board of directors. Mr. Intrator and certain of his affiliates beneficially own more than 5% of our outstanding capital stock.

(2)

Consists of shares acquired by entities affiliated with Jack Cogen, a member of our board of directors. Additionally, Mr. Cogen and certain of his affiliates beneficially own more than 5% of our outstanding capital stock.

(3)

Consists of shares acquired by KOPACC, LLC. Stephen Jamison, a former member of our board of directors who served until April 2023, is a managing member of KOPACC, LLC. As of April 2023, Mr. Jamison and certain of his affiliates were deemed to beneficially own more than 5% of our outstanding capital stock, on an aggregated basis.

Other Transactions

Equity Exchange Right Agreements

In September 2024, we entered into an Equity Exchange Right Agreement with each of our Co-Founders, Messrs. Intrator, Venturo, and McBee, pursuant to which each of our Co-Founders have a right (but not an obligation), to require us to exchange, for shares of our Class B common stock, any shares of our Class A common stock received upon by him upon the exercise or settlement of equity awards for shares of our Class A common stock (the “Equity Exchange Rights”). The Equity Exchange Rights only apply to equity awards granted to our Co-Founders prior to September 2024. As of December 31, 2024, there were 276,641 shares of our Class A common stock subject to outstanding stock options to purchase shares of our Class A common stock held by our Co-Founders and that may be exchanged, upon exercise, for an equivalent number of shares of our Class B common stock pursuant to the Equity Exchange Rights.

The Equity Exchange Rights terminate (a) with respect to shares of our Class A common stock subject to equity awards that are held by our Co-Founders, on the date on which such shares are forfeited pursuant to the terms of the applicable equity award, and (b) with respect to shares of our Class A common stock issued upon the exercise or settlement of equity awards held by a Co-Founder, (i) when the Co-Founder sells, transfers, or otherwise disposes of such shares of our Class A common stock or (ii) upon the earlier of (i) a date that is fixed by our board of directors that is no more than 61 days following the seventh anniversary of this offering, (ii) the date specified by the affirmative vote of two-thirds of the outstanding voting power of the Class B common stock, or (iii) no more than 61 days following Michael Intrator’s Service Termination (as defined herein).

NVIDIA Master Services Agreement

In April 2023, we entered into a Master Services Agreement (the “Master Services Agreement”) with NVIDIA, a beneficial owner of more than 5% of our outstanding capital stock, pursuant to which we provide NVIDIA with our infrastructure and platform services through fulfillment of order forms submitted to us by NVIDIA. As of December 31, 2024, NVIDIA has paid us an aggregate of approximately $320 million pursuant to the Master Services Agreement and related order forms. Either party may terminate the Master Services Agreement (i) upon 30 days’ written notice to the other party of a breach or (ii) if the other party becomes subject to a bankruptcy petition or other insolvency proceeding, receivership, liquidation or assignment for the benefit of creditors and such proceedings are not dismissed within 90 days.

Employment Arrangement with an Immediate Family Member

Michael McBee, the brother of Brannin McBee, our Chief Development Officer, has been employed by us in a non-executive role since November 2024. For the year ended December 31, 2024, Mr. Michael McBee’s annual base salary was $190,000, in addition to equity compensation. Mr. Michael McBee’s compensation was based on reference to external market practice of similar positions or internal pay equity when compared to the compensation paid to employees in similar positions who were not related to our Chief Development Officer. Mr. Michael McBee was also eligible for equity awards on the same general terms and conditions as applicable to employees in similar positions who were not related to our Chief Development Officer.

Magnetar Related Party Transactions

We have entered into certain transactions, as further described below, with Magnetar and certain funds or accounts managed or advised by Magnetar. Magnetar beneficially owns more than 5% of our outstanding capital stock.

AI Computing Service Reserved Capacity and Prepayment Agreement

In August 2024, we entered into an agreement (as amended, the “MagAI Capacity Agreement”) with a fund managed by Magnetar (“MagAI Ventures”). Under the MagAI Capacity Agreement, we will provide certain portfolio companies of MagAI Ventures with a predetermined amount of cloud computing services at a pre-negotiated hourly rate. The specific amount of cloud computing services to be used by each portfolio company, if any, will be negotiated individually with each portfolio company, and will be subject to final approval by MagAI Ventures.

We received a refundable deposit of approximately $230 million in connection with the MagAI Capacity Agreement. Any consumption of cloud services by MagAI Ventures, including by their portfolio companies, under this arrangement is deducted from this deposit amount, with the unused portion refunded back to MagAI Ventures at the end of the term of the arrangement.

Throughout the term of the arrangement, if MagAI Ventures portfolio companies do not contract for the full amount of the predetermined cloud computing services, we may agree with MagAI Ventures to instead use this available capacity for other customers, and share profits with MagAI Ventures for any revenues realized above the revenues that would have been generated by charging these customers the MagAI Ventures pre-negotiated rate.

The MagAI Capacity Agreement runs for an initial period of four years, with an option for MagAI Ventures to extend the arrangement for two additional years, and the arrangement can be terminated by either party out of convenience. If the arrangement is terminated out of convenience, we are required to pay MagAI Ventures a breakup fee equal to the unused portion of the deposit multiplied by a factor that increases from 1.06x to 1.73x over the term of the arrangement. As of December 31, 2024, approximately $230 million of this refundable deposit is included within other current liabilities in the consolidated balance sheet, as no services had yet been provided under this arrangement.

Preferred Stock Investment

On June 14, 2024, we contributed an aggregate amount of $50 million to a fund managed by Magnetar (“MAIV”) in connection with MAIV’s purchase of shares of preferred stock in a private company. In connection with this investment, upon the earlier of (a) the one year anniversary of the closing of MAIV and (b) the date that we certify in writing to Magnetar that we intend to file a registration statement with the SEC in respect of an initial public offering within 30 calendar days, and ending upon the expiration of the seventh anniversary of the closing date of the preferred stock offering, we may, at any month-end upon 30 days’ written notice, request that MAIV make a distribution in kind to us of up to, in the aggregate, 99% of our interest in MAIV. Any such request will be satisfied by MAIV either (i) distributing to us shares of the private company’s preferred stock, or (ii) providing payment to us of the aggregate sale price of such shares following MAIV’s sale of the shares, in each case, as promptly as reasonably practicable.

To the extent there is an in-kind distribution of the private company’s preferred stock to us and following such distribution we sell any shares of such preferred stock (or any securities into which such stock is converted or exchanged), we will allocate the net proceeds from such sale as follows (i) 100% of the net proceeds to us until we receive an amount equal to our aggregate capital contribution to MAIV and (ii) thereafter, 75% of the net proceeds to us and 25% to an affiliate of Magnetar.

Delayed Draw Term Loan 2.0 Facility

On May 16, 2024, CCAC IV, our direct, wholly-owned subsidiary, as borrower, entered into a credit agreement with U.S. Bank National Association, as depository bank, U.S. Bank Trust Company, National Association, as administrative agent and collateral agent, Blackstone Alternative Credit Advisors LP, Blackstone Alternative Solutions L.L.C., Blackstone Tactical Opportunities Advisors L.L.C., and Blackstone Private Investments Advisors L.L.C., as lead lenders and co-lead investors, Magnetar, as a co-lead investor, and the lenders party thereto, providing for a $7.6 billion delayed draw term loan facility (as amended, the “DDTL 2.0 Facility”). Our DDTL 2.0 Facility was entered into primarily to finance capital expenditures required to perform customer contracts, including the acquisition of GPU servers and related infrastructure.

Additional loans are available to be drawn under our DDTL 2.0 Facility until the commitment termination date in June 2025, which may be extended for an additional three months with the consent of the required lenders. The aggregate amount of loans available to be drawn under our DDTL 2.0 Facility in connection with any borrowing request are limited to a percentage of the depreciated purchase price of GPU servers and related infrastructure for the contract that the loans are being used to finance, with such percentage based upon the credit rating of the applicable customer.

Amounts borrowed under our DDTL 2.0 Facility are subject to an interest rate per annum equal to, at our option, either (a) for base rate loans, an applicable margin (ranging from 5.0% to 12.0%, depending on the credit rating of the customer whose contract is being financed) plus a base rate (subject to a 0.00% floor) determined by reference to the highest of (i) the prime rate, (ii) the federal funds effective rate plus 0.50%, and (iii) the one month term SOFR plus 1.00% or (b) for term SOFR loans, an applicable margin (ranging from 6.0% to 13.0%, depending on the credit rating of the customer whose contract is being financed) plus the term SOFR (subject to a 0.00% floor) for a three month interest period.

All obligations under our DDTL 2.0 Facility are secured, subject to certain exceptions, by substantially all of the subsidiary’s assets and a pledge of 100% of the equity interests in the subsidiary.

Each loan under our DDTL 2.0 Facility matures 5 years after funding. As of December 31, 2024, $3.8 billion of our DDTL 2.0 Facility was drawn and $3.8 billion remained available for borrowing under our DDTL 2.0 Facility. As of December 31, 2024, we have paid $0 million and $21 million in principal and in interest on outstanding amounts under our Delayed Draw Term Loan 2.0 Facility, respectively.

For additional information regarding the DDTL 2.0 Facility, see “Description of Material Indebtedness— DDTL 2.0 Facility.”

Delayed Draw Term Loan 1.0 Facility

On July 30, 2023, CCAC II, our direct, wholly-owned subsidiary, as borrower, entered into a credit agreement with U.S. Bank National Association, as depository bank, U.S. Bank Trust Company, National Association, as administrative agent and collateral agent, Blackstone Tactical Opportunities Advisors L.L.C., and Magnetar, on behalf of certain lenders as the lead lenders, and the arrangers, bookrunners, and lenders party thereto, providing for a $2.3 billion delayed draw term loan facility (as amended, the “DDTL 1.0 Facility”). Our DDTL 1.0 Facility was entered into primarily to finance capital expenditures required to perform customer contracts, including the acquisition of GPU servers and related infrastructure.

Amounts borrowed under our DDTL 1.0 Facility are subject to an interest rate per annum equal to, at our option, either (i) for base rate loans, an applicable margin of 8.6196% plus a base rate (subject to a 0.00% floor) determined by reference to the highest of (a) the prime rate, (b) the federal funds effective rate plus 0.50%, and (c) the one month term SOFR plus 1.00% or (ii) for term SOFR loans, an applicable margin of 9.6196% plus the term SOFR (subject to a 0.00% floor) for a three month interest period.

All obligations under our DDTL 1.0 Facility are secured, subject to certain exceptions, by substantially all of the subsidiary’s assets and a pledge of 100% of the equity interests in the subsidiary.

The maturity date of our DDTL 1.0 Facility is March 28, 2028. As of December 31, 2024, our DDTL 1.0 Facility was fully drawn, and we had $2.0 billion outstanding under our DDTL 1.0 Facility. As of December 31, 2024, we have paid $288 million and $255 million in principal and in interest on outstanding amounts under our DDTL 1.0 Facility, respectively.

For additional information regarding the DDTL 1.0 Facility, see “Description of Material Indebtedness— Delayed Draw Term Loan 1.0 Facility.”

Convertible Senior Secured Notes due 2025

In October 2021, we entered into a Note Issuance Agreement with Magnetar, pursuant to which we issued to funds or accounts managed or advised by Magnetar (the “2025 Convertible Note Purchasers”) $50 million aggregate principal amount of Convertible Senior Secured Notes due 2025 (the “2025 Convertible Notes”). In 2023, the aggregate principal amount of the 2025 Convertible Notes was increased to $55 million as a result of the payment of certain interest payments in kind.

Effective as of September 17, 2024, the 2025 Convertible Note Purchasers caused the 2025 Convertible Notes to be converted into shares of our Class A common stock pursuant to the terms and conditions of the Note Issuance Agreement. As a result of the conversion, 1,227,199 shares of our Class A common stock were issued to the 2025 Convertible Note Purchasers, and all our obligations under the Note Issuance Agreement and related documents were satisfied and discharged in full (except customary surviving obligations and as otherwise discussed herein).

In connection with the issuance of the 2025 Convertible Notes, we granted to Magnetar (a) an option to purchase $15.0 million of our Class A common stock at the initial public offering price of $    per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, which option is exercisable until the one-year anniversary of the listing of our Class A common stock and (b) the right (using our commercially reasonable efforts) to subscribe for and purchase at least 5% of our capital stock issued in any future public equity offering by us, including our Class A common stock to be sold and issued in this offering.

Senior Secured Notes due 2025

In October 2022, we entered into a Note Issuance Agreement with Magnetar, pursuant to which we issued to funds or accounts managed or advised by Magnetar (the “2025 Note Purchasers”) $125 million aggregate principal amount of Senior Secured Notes due 2025 (the “2025 Notes”). In connection with the 2025 Notes issuance, we also issued to the 2025 Note Purchasers the following warrants:

•

warrants to purchase 216,870 shares of our common stock with an exercise price determined as of the exercise date equal to the lower of (i) the deemed purchase price per share in connection with a qualified equity financing equal to $1.0 billion that is completed or (ii) the purchase price per share determined based on a valuation of us ranging from $1.5 billion (if the 2025 Notes were repaid within 120 days) to $1.0 billion (if the 2025 Notes remained outstanding more than 360 days) (the “Regular Warrants,” and such exercise price, the “Regular Warrants Exercise Price”); and

•	warrants to purchase 390,365 shares of common stock with an exercise price of $0.01 per share (the “Penny Warrants”).

On July 17, 2024, we paid approximately $136 million to redeem the 2025 Notes in full from the 2025 Note Purchasers, which amount represented the aggregate outstanding principal amount of the 2025 Notes plus accrued and unpaid interest and prepayment premiums, and all our obligations under the Note Issuance Agreement and related documents were satisfied and discharged in full (except customary surviving obligations and as otherwise discussed herein).

In connection with the issuance of the 2025 Notes, we granted to the 2025 Note Purchasers the right to subscribe for and purchase at least 5% of our capital stock issued in any future public equity offering by us, including our Class A common stock to be sold and issued in this offering. Pursuant to the terms of each Regular Warrant and Penny Warrant, the 2025 Note Purchaser holding such Regular Warrant or Penny Warrant has a right of first offer with respect to its pro rata portion of any future issuances of our Class A common stock (other than, among other things, Class A common stock issued in an underwritten public offering that is not available due to underwriter cutbacks), including our Class A common stock to be sold and issued in this offering, which right terminates upon the earlier of (a) the full exercise of such Regular Warrant or Penny Warrant or (b) October 18, 2029.

Director Nomination Letter

In May 2024, we entered into a Director Nomination Agreement with the Magnetar DNL Parties to provide certain rights with respect to their ability to designate a member of our board of directors. See the section titled “Management—Director Nomination Letter” for additional information regarding the Director Nomination Letter.

Registration Rights Agreements

Investors’ Rights Agreement

We are party to a Third Amended and Restated Investors’ Rights Agreement between us and other parties, dated May 16, 2024 (the “Rights Agreement”), which provides, among other things, that certain holders of our capital stock, including funds or accounts managed or advised by Magnetar and NVIDIA, each beneficial owners of more than 5% of our outstanding capital stock, as well as certain affiliates of Jack Cogen, a member of our board of directors, and Michael Intrator, our Chief Executive Officer, President, and Chairman of our board of directors, and Brian Venturo, our Chief Strategy Officer, have the right to demand that we file a registration statement or request that their shares of our capital stock be included on a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

Magnetar Amended and Restated Registration Rights Agreement

We are party to an Amended and Restated Registration Rights Agreement between us and the 2025 Convertible Note Purchasers and the 2025 Note Purchasers (collectively, the “Magnetar RRA Parties”), dated October 17, 2022 (the “Magnetar Registration Rights Agreement”), which provides, among other things, that the Magnetar RRA Parties will be entitled to rights with respect to the registration of the shares of our Class A common stock into which the 2025 Convertible Notes were converted, the Regular Warrants, the Penny Warrants, and the shares of our Class A common stock issuable upon exercise of the Regular Warrants and the Penny Warrants, which collectively constitute an aggregate of 1,372,925 shares of our Class A common stock assuming exercise of the Regular Warrants and the Penny Warrants (collectively, the “Magnetar Registrable Securities”) under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

Voting Agreement

Pursuant to our Voting Agreement, certain holders of our capital stock have agreed to vote their shares on certain matters, including with respect to the election of members of our board of directors. See the section titled “Management—Board of Directors” for more information regarding the election of members of our board of directors pursuant to our Voting Agreement. Holders of our capital stock, including funds or accounts managed or advised by Magnetar, certain entities affiliated with Fidelity, and NVIDIA, each beneficial owners of more than 5% of our outstanding capital stock, as well as Jack Cogen, a member of our board of directors, and certain of his affiliates, and Michael Intrator, our Chief Executive Officer and President, and certain of his affiliates, Brian Venturo, our Chief Strategy Officer, and certain of his affiliates, and certain affiliates of Brannin McBee, our Chief Development Officer, are parties to our Voting Agreement. Our Voting Agreement will terminate upon the completion of this offering.

Indemnification Agreements

We have entered into, and intend to continue to enter into, separate indemnification agreements with each of our executive officers and directors, including those affiliated with certain of our 5% stockholders. The indemnification agreements and our amended and restated bylaws will require us to indemnify our directors to the fullest extent not prohibited by DGCL. Subject to very limited exceptions, our amended and restated bylaws will also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see “Management—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest.

Upon completion of this offering, our written policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or 5% stockholder, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions. In approving or rejecting any such transactions, our audit committee will consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, the commercial reasonableness of the terms of the transaction and the materiality and character of the related person’s direct or indirect interest in the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 28, 2025 and as adjusted to reflect the sale of our Class A common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares, and the issuance of shares of our Class A common stock in the concurrent share issuance for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group;

•	each of the selling stockholders; and

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our Class A common stock or Class B common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership of our common stock before this offering and the concurrent share issuance is based on 15,025,792 shares of our Class A common stock and 5,905,102 shares of our Class B common stock outstanding as of February 28, 2025. For purposes of the table below, we have assumed the (i) occurrence of the Capital Stock Conversion, the Class B Conversion, the Option Exercise, and the RSU Net Settlement and (ii) that    shares of our Class A common stock will be issued in this offering and the concurrent share issuance. The exact number of shares of our Class A common stock that will be withheld from a stockholder in connection with the RSU Net Settlement may differ based on the stockholder’s personal tax rates. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of February 28, 2025 and RSUs that are expected to vest and settle within 60 days of February 28, 2025. In addition, we have assumed the exchange for shares of our Class B common stock, pursuant to the Equity Exchange Rights, of all shares of our Class A common stock receivable upon exercise of stock options held by our Co-Founders, and that are exercisable within 60 days of February 28, 2025. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner in the table below is c/o CoreWeave, Inc., 290 W Mt. Pleasant Ave., Suite 4100, Livingston, NJ 07039.

	Shares Beneficially Owned Before this Offering and the Concurrent Share Issuance Class A		Shares Beneficially Owned Before this Offering and the Concurrent Share Issuance Class B		% Total Voting Power before this Offering and the Concurrent Share Issuance	Number of Shares Being Offered	Shares Beneficially Owned After this Offering and the Concurrent Share Issuance Class A		Shares Beneficially Owned After this Offering and the Concurrent Share Issuance Class B		% Total Voting Power after this Offering and the Concurrent Share Issuance
Name of Beneficial Owner	Shares	%	Shares	%			Shares	%	Shares	%
Named Executive Officers and Directors:+
Michael Intrator(1)	359,081	2.39%	2,834,479	47.33%	38.31%
Brannin McBee(2)	8,558	*	1,437,105	24.22%	19.34%
Brian Venturo(3)	41,384	*	1,923,096	31.61%	25.40%
Karen Boone	76	*	—	—	*
Jack Cogen(4)	1,123,118	7.47%	—	—	1.52%
Glenn Hutchins(5)	10,639	*	—	—	*
All executive officers and directors as a group (9 persons)(6)	1,712,753	11.31%	6,194,680	100.00%	82.58%
Other 5% or Greater Stockholders:
Funds or accounts managed or advised by Magnetar Financial LLC(7)	5,398,116	34.53%	—	—	7.23%
Entities affiliated with FMR LLC(8)	1,136,212	7.56%	—	—	1.53%
KOPACC, LLC(9)	921,136	6.13%	—	—	1.24%
The Linden West Trust(10)	912,625	6.07%	—	—	1.23%
NVIDIA Corporation(11)	896,623	5.97%	—	—	1.21%
Other Selling Stockholders
All selling stockholders who beneficially own, in the aggregate, less than 1% of our common stock

*	Represents beneficial ownership of less than one percent of the shares of our common stock.
+	This table does not include the holdings of Ernie Rogers, who resigned from our board of directors as of March 11, 2025.
(1)

Consists of (i) 353,613 shares of our Class A common stock directly held by Michael Intrator; (ii) 1,105,176 shares of our Class B common stock directly held by Mr. Intrator; (iii) 83,401 shares of our Class B common stock issuable upon the exercise of stock options directly held by Mr. Intrator which are exercisable within 60 days of February 28, 2025; (iv) 5,468 shares of our Class A common stock underlying restricted stock units which may vest and be settled for shares within 60 days of February 28, 2025; (v) 18,260 shares of our Class B common stock directly held by Mr. Intrator’s spouse; (vi) 1,282,464 shares of our Class B common stock directly held by Omnadora Capital LLC (“Omnadora”); (vii) 1,500 shares of our Class B common stock directly held by the PMI 2024 F&F GRAT (“PMI”), (viii) 362 shares of our Class B common stock directly held by the Silver Thimble Resulting Trust (“Silver Thimble”); (ix) 228,800 shares of our Class B common stock directly held by the Intrator Family GST-Exempt Trust (the “Intrator GST Trust”); and (x) 114,516 shares of our Class B common stock directly held by the Intrator Family Trust (together with the Intrator GST Trust, the “Intrator Family Trusts”). Mr. Intrator serves as the sole manager of Omnadora Management LLC, which is the manager of Omnadora, and therefore may be deemed to exercise voting and investment discretion over securities held by Omnadora. Mr. Intrator’s spouse is the trustee of PMI and co-trustee of the Intrator Family Trusts and may be deemed to exercise voting and investment discretion over securities held by them. Mr. Intrator serves as investment manager with respect to Silver Thimble and in such capacity exercises voting and investment discretion over securities held by it.

(2)

Consists of (i) 582,113 shares of our Class B common stock directly held by Brannin McBee; (ii) 27,776 shares of our Class B common stock issuable upon the exercise of stock options directly held by Mr. McBee which are exercisable within 60 days of February 28, 2025; (iii) 5,468 shares of our Class A common stock underlying restricted stock units which may vest and be settled for shares within 60 days of February 28, 2025; (iv) 115,015 shares of our Class B common stock directly held by Mr. McBee’s spouse; (v) 333,301 shares of our Class B common stock directly held by the Brannin J. McBee 2022 Irrevocable Trust (“McBee Trust”); (vi) 300,000 shares of our Class B common stock directly held by the Canis Major 2025 GRAT (the “Canis Major GRAT”); (vii) 5,200 shares of our Class B common stock directly held by the Canis Major 2025 Family Trust LLC (“Canis Major LLC”); (viii) 18,000 shares of our Class B common stock directly held by the Meghan Q. Bennett 2024 Delaware Family Trust (“Bennett Family Trust”); (ix) 50,000 shares of our Class B common stock directly held by the Canis Minor 2025 GRAT (the “Canis Minor GRAT”); (x) 5,700 shares of our Class B common stock directly held by the Canis Minor 2025 Family Trust LLC (the “Canis Minor LLC”); (xi) 90 shares of our Class A common stock directly held by Mr. McBee’s minor child; and (xii) 3,000 shares of our Class A common stock directly held by the Canis Major SM Trust (the “Canis SM Trust”). Mr. McBee’s spouse serves as trustee of the McBee Trust and the Canis Minor GRAT and may be deemed to exercise voting and investment discretion over securities held by each of them. Mr. McBee serves as investment adviser to the Bennett Family Trust, trustee of the Canis Major GRAT, and as manager of each of Canis Major LLC and Canis Minor LLC and, therefore, may be deemed to exercise voting and investment discretion over securities held by each of them. Mr. McBee may be deemed to have beneficial ownership with respect to the shares of our Class A common stock directly held by the Canis SM Trust by virtue of his power to replace its professional trustee.

(3)

Consists of (i) 6,191 shares of our Class A common stock directly held by Brian Venturo; (ii) 714,200 shares of our Class B common stock directly held by Mr. Venturo; (iii) 178,401 shares of our Class B common stock issuable upon the exercise of stock options directly held by Mr. Venturo which are exercisable within 60 days of February 28, 2025; (iv) 5,468 shares of our Class A common stock underlying restricted stock units which may vest and be settled for shares within 60 days of February 28, 2025; (v) 100,095 shares of our Class B common stock directly held by Mr. Venturo’s spouse; (vi) 341,850 shares of our Class B common stock directly held by West Clay Capital LLC (“West Clay”); (vii) 275, 000 shares of our Class B common stock directly held by the 2023 Venturo Family GRAT dated June 30, 2023 (“Venturo GRAT I”); (viii) 100,000 shares of our Class B common stock directly held by the Venturo Family 2024 Friends and Family GRAT (“Venturo GRAT II”); (ix) 213,550 shares of our Class B common stock directly held by the Venturo Family GST Exempt Trust dated June 30, 2023 (the “Venturo GST Trust”); (x) 1,125 shares of our Class A common stock directly held by the Estate of Patricia Shafi; (xi) 14,300 shares of our Class A common stock directly held by the YOLO ECV Trust; and (xii) 14,300 shares of our Class A common stock directly held by the YOLO APV Trust. Mr. Venturo serves as managing member of West Clay and as trustee of Venturo GRAT I and Venturo GRAT II and may be deemed to exercise voting and investment discretion over securities held by each of them. Mr. Venturo’s spouse serves as trustee of the Venturo GST Trust and may be deemed to exercise voting and investment discretion over securities held by it. A member of Mr. Venturo’s household serves as executor of the Estate of Patricia Shafi and may therefore be deemed to exercise voting and investment discretion over securities held by it. Mr. Venturo may be deemed have beneficial ownership with respect to the shares of our Class A common stock directly held by the YOLO ECV Trust and the YOLO APV Trust, by virtue of his power to replace their professional trustee.

(4)

Consists of (i) 13,057 shares of our Class A common stock directly held by Jack Cogen; (ii) 9,244 shares of our Class A common stock directly held by Mr. Cogen’s spouse; (iii) 60,000 shares of our Class A common stock directly held by the Cogen Family Trust, dated December 17, 2012 (“Cogen 2012 Trust”); (iv) 960 shares of our Class A common stock directly held by the Jack D. Cogen 2020 Family Trust (“Cogen 2020 Trust”); (v) 7,000 shares of our Class A common stock directly held by the Cherry Tree 2024 GRAT; (vi) 857,817 shares of our Class A common stock directly held by CW Holding 987 LLC; (vii) 43,760 shares of our Class A common stock directly held by Birch Tree Trust LLC; (viii) 43,760 shares of our Class A common stock directly held by Chestnut Tree Trust LLC; (ix) 43,760 shares of Class A common stock directly held by Maple Tree Trust LLC; and (x) 43,760 shares of Class A common stock directly held by Willow Tree Trust LLC (together with Birch Tree Trust LLC, Chestnut Tree Trust LLC, and Maple Tree Trust LLC, the “Tree LLCs”). Mr. Cogen’s spouse is co-trustee of the Cogen 2012 Trust and as such may be deemed to exercise shared voting and investment discretion over securities held by it. Mr. Cogen may be deemed have beneficial ownership with respect to the shares of our Class A common stock directly held by the Cogen 2020 Trust, by virtue of his power to replace its trustee. Mr. Cogen serves as trustee of the Cherry Tree 2024 GRAT and as manager of CW Holding 987 LLC and each of the Tree LLCs and may be deemed to exercise voting and investment discretion over securities held by each of them.

(5)

Consists of (i) 532 shares of our Class A common stock directly held by North Island Inferno Fund II LLC (“North Island Inferno”); and (ii) 10,107 shares of our Class A common stock directly held by Tide Mill LLC (“Tide Mill”). Glenn Hutchins serves as investment manager for North Island Inferno and as such may be deemed to exercise shared voting and investment discretion over securities held by it. The managing member of Tide Mill is North Island Management, LLC (“NIM”). Mr. Hutchins serves as chairman of NIM and may be deemed to directly or indirectly exercise voting and investment discretion over the investments of NIM and Tide Mill. The business address of each of the aforementioned parties is: 330 Madison Avenue, 33rd Floor, New York, NY 10017.

(6)

The reported amounts represent the total of all securities beneficially owned by our directors and officers, consisting of (i) 1,598,524 shares of our Class A common stock; (ii) 5,905,102 shares of our Class B common stock; (iii) 73,284 shares of our Class A common stock issuable upon the exercise of stock options which are exercisable within 60 days of February 28, 2025, including 58,041 options which are early exercisable pursuant to an early exercise feature of the award agreement; (iv) 289,578 shares of our Class B common stock issuable upon the exercise of stock options which are exercisable within 60 days of February 28, 2025; and (v) 40,945 shares of our Class A common stock issuable upon the vesting and settlement of restricted stock units within 60 days of February 28, 2025.

(7)

Consists of (i) 389,628 shares of our Class A common stock directly held by CW Opportunity 2 LP; (ii) 1,477,265 shares of our Class A common stock directly held by CW Opportunity LLC; (iii) 220,880 shares of our Class A common stock directly held by Longhorn Special Opportunities Fund LP; (iv) 126,880 shares of our Class A common stock and 66,793 shares of our Class A common stock issuable upon the exercise of vested warrants directly held by Magnetar Alpha Star Fund LLC; (v) 20,024 shares of our Class A common stock directly held by Magnetar Capital Master Fund Ltd; (vi) 358,864 shares of our Class A common stock and 72,864 shares of our Class A common stock issuable upon the exercise of vested warrants directly held by Magnetar Constellation Master Fund Ltd; (vii) 459,219 shares of our Class A common stock and 127,517 shares of our Class A common stock issuable upon the exercise of vested warrants directly held by Magnetar Lake Credit Fund LLC; (viii) 509,118 shares of our Class A common stock and 12,140 shares of our Class A common stock issuable upon the exercise of vested warrants directly held by Magnetar Longhorn Fund LP; (ix) 101,074 shares of our Class A common stock and 66,793 shares of our Class A common stock issuable upon the exercise of vested warrants directly held by Magnetar SC Fund Ltd; (x) 586,604 shares of our Class A common stock and 36,431 shares of our Class A common stock issuable upon the exercise of vested warrants directly held by Magnetar Structured Credit Fund, LP; (xi) 255,911 shares of our Class A common stock and 133,589 shares of our Class A common stock issuable upon the exercise of vested warrants directly held by Magnetar Xing He Master Fund Ltd; (xii) 226,189 shares of our Class A common stock and 85,010 shares of our Class A common stock issuable upon the exercise of vested warrants directly held by Purpose Alternative Credit Fund - F LLC; and (xiii) 59,255 shares of our Class A common stock and 6,068 shares of our Class A common stock issuable upon the exercise of vested warrants directly held by Purpose Alternative Credit Fund - T LLC. Magnetar Financial LLC (“MFL”) serves as the investment manager to each of the aforementioned funds and entities other than: (i) Magnetar Lake Credit Fund LLC, for which MFL is the manager, (ii) CW Opportunity LLC, for which MFL is the manager, and (iii) Magnetar Structured Credit Fund, LP (together with all of the foregoing funds, the “Magnetar Funds”), for which MFL is the general partner. In such capacities, MFL exercises voting and investment discretion over the securities listed above held for the accounts of the Magnetar Funds. MFL is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “1940 Act”). Magnetar Capital Partners LP (“MCP”) is the sole member and parent holding company of MFL. Supernova Management LLC (“Supernova”) is the sole general partner of MCP. The manager of Supernova is David J. Snyderman, a citizen of the U.S. The business address of each of the aforementioned parties is 1603 Orrington Avenue, 13th Floor, Evanston, IL 60201.

(8)

Consists of (i) 170 shares of our Class A common stock directly held by Booth & Co fbo Fidelity Concord Street Trust: Fidelity Founders Fund; (ii) 27,074 shares of our Class A common stock directly held by Booth & Co FBO Fidelity Contrafund: Fidelity Contrafund K6; (iii) 32,839 shares of our Class A common stock directly held by Booth & Co FBO Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund; (iv) 3,025 shares of our Class A common stock directly held by Booth & Co., LLC fbo Variable Insurance Products Fund III: VIP Growth Opportunities Portfolio; (v) 11,227 shares of our Class A common stock directly held by BRIDGEBOARD & CO FBO Fidelity Venture Capital Fund I LP; (vi) 17,915 shares of our Class A common stock directly held by FLAPPER CO fbo FIAM Target Date Blue Chip Growth Commingled Pool; (vii) 19,427 shares of our Class A common stock directly held by Mag & Co fbo Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund; (viii) 20,007 shares of our Class A common stock directly held by Mag & Co fbo Fidelity Blue Chip Growth Commingled Pool; (ix) 43,866 shares of our Class A common stock directly held by Mag & Co fbo Fidelity Contrafund Commingled Pool; (x) 10,439 shares of our Class A common stock directly held by Mag & Co fbo Fidelity Contrafund: Fidelity Advisor New Insights Fund - Sub A; (xi) 32,273 shares of our Class A common stock directly held by Mag & Co fbo Fidelity Contrafund: Fidelity Advisor New Insights Fund - Sub B; (xii) 112,102 shares of our Class A common stock directly held by Mag & Co fbo Fidelity Contrafund: Fidelity Contrafund; (xiii) 8,948 shares of our Class A common stock directly held by Mag & Co fbo Fidelity Contrafund: Fidelity Series Opportunistic Insights Fund; (xiv) 177,894 shares of our Class A common stock directly held by Mag & Co fbo Fidelity Growth Company Commingled Pool; (xv) 11,886 shares of our Class A common stock directly held by Mag & Co fbo Fidelity Mt. Vernon Street Trust: Fidelity New Millennium Fund; (xvi) 31,864 shares of our Class A common stock directly held by Mag & Co fbo Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund; (xvii) 157,673 shares of our Class A common stock directly held by Mag & Co fbo Fidelity Securities Fund: Fidelity Blue Chip Growth Fund; (xviii) 60,807 shares of our Class A common stock directly held by Mag & Co fbo Fidelity Select Portfolios: Select Technology Portfolio; (xix) 11,787 shares of our Class A common stock directly held by Mag & Co fbo Variable Insurance Products Fund II: VIP Contrafund Portfolio - Subportfolio A; (xx) 10,010 shares of our Class A common stock directly held by Mag & Co fbo Variable Insurance Products Fund IV: VIP Technology Portfolio; (xxi) 24,599 shares of our Class A common stock directly held by Mag & Co. fbo Fidelity Advisor Series VII: Fidelity Advisor Technology Fund; (xxii) 48,067 shares of our Class A common stock directly held by Powhatan & Co., LLC fbo Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund; (xxiii) 118,553 shares of our Class A common stock directly held by Powhatan & Co., LLC fbo Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund; (xxiv) 4,432 shares of our Class A common stock directly held by ROWBOAT & CO. fbo Fidelity Destiny Portfolios: Fidelity Advisor Diversified Stock Fund; (xxv) 35,461 shares of our Class A common stock directly held by THISBE & CO fbo Fidelity Canadian Growth Company Fund; (xxvi) 787 shares of our Class A common stock directly held by Thisbe & Co fbo Fidelity Global Growth and Value Investment Trust - Sub A; (xxvii) 50,583 shares of our Class A common stock directly held by THISBE & CO fbo Fidelity Global Innovators Investment Trust; (xxviii) 9,551 shares of our Class A common stock directly held by Thisbe & Co fbo Fidelity Insights Investment Trust; (xxix) 751 shares of our Class A common stock directly held by THISBE & CO fbo Fidelity NorthStar Fund - Sub D; (xxx) 11,332 shares of our Class A common stock directly held by THISBE & CO fbo Fidelity Special Situations Fund; (xxxi) 176 shares of Class A common stock directly held by THISBE & CO fbo Fidelity U.S. Growth Opportunities Investment Trust; (xxxii) 653 shares of our Class A common stock directly held by THISBE & Co: FBO Fidelity Blue Chip Growth Institutional Trust; (xxxiii) 552 shares of our Class A common stock directly held by THISBE CO FBO Fidelity Founders Investment Trust; (xxxiv) 815 shares of our Class A common stock directly held by WARMWIND + CO fbo Fidelity Advisor Series I: Fidelity Advisor Series Growth Opportunities Fund; and (xxxv) 28,667 shares of Class A common stock directly held by WAVECHART + CO fbo Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund. These funds and accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the 1940 Act to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the 1940 Act (collectively, the “Fidelity Funds”) advised by Fidelity Management & Research Company LLC (“FMR Co. LLC”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of these funds and accounts and of FMR LLC is 245 Summer Street, Boston, MA 02210.

(9)

Consists of 921,136 shares of our Class A common stock directly held by KOPACC, LLC. The managing member of KOPACC, LLC is Koppenberg Management LLC, and the manager of Koppenberg Management LLC is Luchetti Street Investment Management, LLC (“Luchetti Street”). Stephen Jamison, a former member of our board of directors who served until April 2023, and Wesley Jamison are the managers of Luchetti Street and as such may be deemed to exercise voting and investment discretion over securities held by it. The business address of each of the aforementioned parties is 1373 Luchetti Street #501, San Juan, Puerto Rico 00907.

(10)

Consists of 912,625 shares of our Class A common stock directly held by The Linden West Trust. The sole trustee of The Linden West Trust is Matthew S. Zeiger and as such Mr. Zeiger may be deemed to exercise voting and investment discretion over securities held by it. The business address of each of the aforementioned parties is 31 East 79th St., New York, NY 10075.

(11)

Consists of 896,623 shares of our Class A common stock directly held by NVIDIA Corporation, a publicly traded company listed on Nasdaq. The address of NVIDIA Corporation is 2788 San Tomas Expressway, Santa Clara, CA 95051.

DESCRIPTION OF MATERIAL INDEBTEDNESS

The following description is a summary of the material terms of our material indebtedness. We refer you to the credit agreements, security documents and other loan documents governing our material indebtedness, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Revolving Credit Facility

On June 21, 2024, we, as borrower (“Parent”), entered into a credit agreement with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, the guarantors party thereto, and the lenders and issuing banks party thereto. On October 7, 2024, the credit agreement was amended to provide for a $650 million senior revolving credit facility consisting of (i) a $500 million secured facility and (ii) a $150 million unsecured facility. On December 2, 2024, the credit agreement was further amended to make the senior revolving credit facility fully secured. Our Revolving Credit Facility may be increased by the sum of $300 million plus an unlimited amount that does not result in our total net leverage ratio exceeding 6.00x or our secured net leverage ratio exceeding 4.00x, pursuant to the exercise of an uncommitted accordion feature through which existing and new lenders may, at their option, agree to provide additional financing. The proceeds of our Revolving Credit Facility may be used for working capital and general corporate purposes (including the financing of acquisitions and investments). Our Revolving Credit Facility includes a $175 million letter of credit sub-facility.

As of December 31, 2024, we had not drawn from our Revolving Credit Facility.

The material terms of our Revolving Credit Facility are described below.

Interest Rate and Fees

Amounts borrowed under our Revolving Credit Facility are subject to an interest rate per annum equal to, at our option, either (a) for base rate loans, an applicable margin of 0.75% plus a base rate (subject to a 1.00% floor) determined by reference to the highest of (i) the prime rate, (ii) the greater of (a) the federal funds effective rate and (b) the overnight bank funding rate, in each case, plus 0.50%, and (iii) the one month term Secured Overnight Financing Rate (“SOFR”) plus 1.00% or (b) for term benchmark loans, an applicable margin of 1.75% plus the term SOFR (subject to a 0.00% floor) for a one, three or six month interest period.

The unused portion of our Revolving Credit Facility accrues unused commitment fees at a rate per annum equal to 0.25%, and letters of credit issued under our Revolving Credit Facility accrue participation fees on the stated amount of the letters of credit at a rate per annum equal to 1.75%.

Voluntary Repayments

We may voluntarily prepay outstanding loans under our Revolving Credit Facility at any time without premium or penalty, other than customary “breakage” costs.

Maturity Date

The maturity date of our Revolving Credit Facility is June 21, 2027.

Guarantees and Security

The obligations under our Revolving Credit Facility are required to be unconditionally guaranteed by our restricted subsidiaries, which generally includes our direct and indirect wholly-owned domestic subsidiaries which are not designated by us as unrestricted subsidiaries.

All obligations under our Revolving Credit Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of Parent’s assets and the assets of its subsidiary guarantors.

As of December 31, 2024, CoreWeave Cash Management LLC was the only subsidiary guarantor under our Revolving Credit Facility.

Financial Covenants

We are required to comply with certain financial covenants under our Revolving Credit Facility which are described below.

Total Net Leverage Ratio. We are required to maintain a total net leverage ratio as of the last day of each of our fiscal quarters that does not exceed 6.00x. However, our total net leverage ratio is permitted to increase from 6.00x to 7.00x for the four fiscal quarters ending after consummation of certain material acquisitions, subject to certain limitations.

Total net leverage ratio is the ratio of: (i) interest-bearing debt minus unrestricted cash; to (ii) earnings before interest, taxes, depreciation, and amortization for the prior four fiscal quarter period, subject to certain additional adjustments and limitations set forth in the credit agreement governing the Revolving Credit Facility (“Adjusted EBITDA”). Total net leverage ratio is calculated on a consolidated basis among Parent and its consolidated subsidiaries and Adjusted EBITDA is permitted to be annualized based on the most recent fiscal quarter (if the next two fiscal quarters are projected to be higher than the prior two fiscal quarters).

Minimum Contracted Revenue. We are required to have binding customer contracts with contracted revenues of $1.0 billion or more as of the last day of each of our fiscal quarters. For purposes of compliance with the covenant, contracted revenue is calculated based on the sum of (i) 1.00x of the projected contracted revenues from contracts between Parent or any consolidated subsidiary and customers which have an investment grade rating plus (ii) 0.75x of the projected contracted revenues from contracts between Parent or any consolidated subsidiary and customers which do not have an investment grade rating.

Certain Other Covenants and Events of Default

Our Revolving Credit Facility contains a number of other covenants that, among other things and subject to certain exceptions, restrict the ability of Parent and its restricted subsidiaries to:

•	incur additional indebtedness, including capital leases;

•	create liens;

•	consolidate or merge;

•	sell assets, including the capital stock of our restricted subsidiaries;

•	pay dividends on our capital stock or redeem, repurchase, or retire our capital stock;

•	engage in transactions with our affiliates;

•	create restrictions on our ability to create certain liens, have our restricted subsidiaries pay dividends or other amounts to us or make certain guarantees; and

•	make investments, loans, advances, and acquisitions.

The credit agreement governing our Revolving Credit Facility contains customary events of default, including payment defaults, failure to perform or observe covenants, cross-defaults with certain other indebtedness, a change of control, and certain bankruptcy events, among others. This offering will not constitute a change of control under the credit agreement governing our Revolving Credit Facility.

Delayed Draw Term Loan 1.0 Facility

On July 30, 2023, CoreWeave Compute Acquisition Co. II, LLC, a direct, wholly-owned subsidiary of Parent, as borrower (“CCAC II”), entered into a credit agreement with U.S. Bank National Association, as depository bank, U.S. Bank Trust Company, National Association, as administrative agent and collateral agent, Blackstone Tactical Opportunities Advisors L.L.C., and Magnetar, on behalf of certain lenders as the lead lenders, and the arrangers, bookrunners, and lenders party thereto, providing for a $2.3 billion delayed draw term loan facility (as amended, the “DDTL 1.0 Facility”). Our DDTL 1.0 Facility was entered into primarily to finance capital expenditures required to perform customer contracts, including the acquisition of GPU servers and related infrastructure.

As of December 31, 2024 our DDTL 1.0 Facility was fully drawn.

Interest Rate

Amounts borrowed under our DDTL 1.0 Facility are subject to an interest rate per annum equal to, at our option, either (i) for base rate loans, an applicable margin of 8.6196% plus a base rate (subject to a 0.00% floor) determined by reference to the highest of (a) the prime rate, (b) the federal funds effective rate plus 0.50%, and (c) the one month term SOFR plus 1.00% or (ii) for term SOFR loans, an applicable margin of 9.6196% plus the term SOFR (subject to a 0.00% floor) for a three month interest period.

Mandatory Repayments

The loans outstanding under our DDTL 1.0 Facility are required to be repaid quarterly in an amount equal to the greater of (i) fixed amortization amounts, (ii) the amount required to reduce the remaining principal amount of outstanding loans to an amount based on projected contracted cash flows, and (iii) beginning in January 2025, the amount required to reduce the remaining principal amount of outstanding loans to an amount based on the depreciated purchase price of the GPU servers and infrastructure.

The credit agreement governing our DDTL 1.0 Facility requires us to prepay outstanding loans, subject to certain exceptions, with (i) 100% of the net proceeds of any disposition of uncontracted GPU servers, (ii) 100% of the net proceeds of any indebtedness not permitted under our DDTL 1.0 Facility, (iii) 100% of the net proceeds of certain asset sales and casualty events, and (iv) upon a change of control.

Voluntary Repayments

We may voluntarily prepay outstanding loans under our DDTL 1.0 Facility at any time, subject to payment of the prepayment fees discussed below and customary “breakage” costs.

Prepayment Fees

Upon any mandatory prepayment (except as a result of a casualty event) or voluntary prepayment prior to the fourth anniversary of the commitment termination date under our DDTL 1.0 Facility, we are required to pay prepayment fees equal to: (i) with respect to prepayments made prior to the third anniversary of the commitment termination date, an amount equal to the present value of future interest payments that would have accrued on the principal amount of the loans being prepaid through the third anniversary of the commitment termination date based on the interest rate in effect plus 1.00% of the principal amount of the loans being prepaid; and (ii) with respect to prepayments made between the third and fourth anniversary of the commitment termination date, an amount equal to 1.00% of the principal amount of the loans being prepaid.

Maturity Date

The maturity date of our DDTL 1.0 Facility is March 28, 2028.

Guarantees and Security

The obligations under our DDTL 1.0 Facility are unconditionally guaranteed by Parent. The guaranty agreement with respect to our DDTL 1.0 Facility contains covenants that, among other things and subject to certain exceptions, restrict the ability of Parent to incur additional indebtedness, including capital leases, create liens, pay dividends on its capital stock or redeem, repurchase or retire its capital stock, consolidate or merge, make acquisitions, and take certain actions with respect to its material project contracts.

All obligations under our DDTL 1.0 Facility are secured, subject to certain exceptions, by substantially all of CCAC II’s assets and a pledge of 100% of the equity interests in CCAC II.

Financial Covenants

CCAC II is required to maintain a minimum liquidity level under our DDTL 1.0 Facility as of the last day of each month equal to the greater of (i) $19 million and (ii) 4.0% of the principal amount of loans outstanding under our DDTL 1.0 Facility; provided, that following the earlier of (x) a qualified IPO and (y) the date that the principal amount of loans outstanding under our DDTL 1.0 Facility is reduced to 30% of the principal amount of loans outstanding under our DDTL 1.0 Facility as of the commitment termination date, the liquidity requirement cannot be less than $25 million. In no event can the liquidity requirement be greater than $56 million.

Certain Other Covenants and Events of Default

Our DDTL 1.0 Facility contains a number of other covenants that, among other things and subject to certain exceptions, restrict the ability of CCAC II to:

•	incur additional indebtedness, including capital leases;

•	create liens;

•	make investments, loans, and advances;

•	consolidate or merge, sell assets, or make acquisitions;

•	pay dividends on its capital stock or redeem, repurchase, or retire its capital stock;

•	engage in transactions with our affiliates;

•	have any subsidiaries;

•	create restrictions on its ability to create certain liens; and

•	take certain actions with respect to its material project contracts.

The credit agreement governing our DDTL 1.0 Facility contains customary events of default, including payment defaults, failure to perform or observe covenants, cross-defaults with certain other indebtedness, a change of control, and certain bankruptcy events, among others. This offering will not constitute a change of control under the credit agreement governing our DDTL 1.0 Facility. The credit agreement governing our DDTL 1.0 Facility also contains events of default related to certain adverse events with respect to certain material contracts.

Delayed Draw Term Loan 2.0 Facility

On May 16, 2024, CoreWeave Compute Acquisition Co. IV, LLC, a direct, wholly-owned subsidiary of Parent, as borrower (“CCAC IV”), entered into a credit agreement with U.S. Bank National Association, as depository bank, U.S. Bank Trust Company, National Association, as administrative agent and collateral agent, Blackstone Alternative Credit Advisors LP, Blackstone Alternative Solutions L.L.C., Blackstone Tactical Opportunities Advisors L.L.C., and Blackstone Private Investments Advisors L.L.C., as lead lenders and co-lead investors, Magnetar, as a co-lead investor, and the lenders party thereto, providing for a $7.6 billion delayed draw term loan facility (as amended, the “DDTL 2.0 Facility”). Our DDTL 2.0 Facility was entered into primarily to finance capital expenditures required to perform customer contracts, including the acquisition of GPU servers and related infrastructure.

As of December 31, 2024, $3.8 billion of our DDTL 2.0 Facility was drawn and $3.8 billion remained available for borrowing under our DDTL 2.0 Facility.

Additional Availability

Additional loans are available to be drawn under our DDTL 2.0 Facility until the commitment termination date in June 2025, which may be extended for an additional three months with the consent of the required lenders. The aggregate amount of loans available to be drawn under our DDTL 2.0 Facility in connection with any borrowing request are limited to a percentage of the depreciated purchase price of GPU servers and related infrastructure for the contract that the loans are being used to finance, with such percentage based upon the credit rating of the applicable customer.

Interest Rate and Fees

Amounts borrowed under our DDTL 2.0 Facility are subject to an interest rate per annum equal to, at our option, either (a) for base rate loans, an applicable margin (ranging from 5.0% to 12.0% depending on the credit rating of the customer whose contract is being financed) plus a base rate (subject to a 0.00% floor) determined by reference to the highest of (i) the prime rate, (ii) the federal funds effective rate plus 0.50%, and (iii) the one month term SOFR plus 1.00% or (b) for term SOFR loans, an applicable margin (ranging from 6.0% to 13.0% depending on the credit rating of the customer whose contract is being financed) plus the term SOFR (subject to a 0.00% floor) for a three month interest period.

Our DDTL 2.0 Facility provides for payment of the following fees: (i) commitment fees in an amount equal to 2.50% of the difference between $6.1 billion and the total amount drawn under our DDTL 2.0 Facility as of the commitment termination date; (ii) upfront fees in an amount equal to 1.50% of the aggregate amount of loans actually funded to CCAC IV on each funding date; and (iii) undrawn fees in an amount equal to 0.50% of the difference between $7.6 billion and the greater of the average aggregate principal amount of loans outstanding and $6.1 billion, which undrawn fees accrue and are earned monthly prior to the commitment termination date.

Mandatory Repayments

The loans outstanding under our DDTL 2.0 Facility are required to be repaid quarterly, commencing in October 2025, in an amount equal to the greater of (i) the amount required to reduce the remaining principal amount of outstanding loans to an amount based on projected contracted cash flows and (ii) the amount required to reduce the remaining principal amount of outstanding loans based on the depreciated purchase price of the GPU servers and infrastructure.

The credit agreement governing our DDTL 2.0 Facility requires us to prepay outstanding loans, subject to certain exceptions, with (i) 100% of the net proceeds of any disposition of uncontracted infrastructure, (ii) 100% of the net proceeds of any indebtedness not permitted under our DDTL 2.0 Facility, (iii) 100% of the net proceeds of certain asset sales and casualty events, and (iv) upon a change of control.

Voluntary Repayments

We may voluntarily prepay outstanding loans under our DDTL 2.0 Facility at any time, subject to payment of the prepayment fees discussed below and customary “breakage” costs.

Prepayment Fees

Upon any mandatory prepayment (except as a result of a casualty event) or voluntary prepayment prior to the date that is 30 months after the commitment termination date under our DDTL 2.0 Facility, we are required to pay prepayment fees equal to the present value of future interest payments that would have accrued on the principal amount of the loans being prepaid through the date that is 30 months after the commitment termination date based on the interest rate in effect.

Maturity Date

The maturity date of our DDTL 2.0 Facility is, with respect to each loan, the date that is five years after the date each such loan was funded.

Guarantees and Security

The obligations under our DDTL 2.0 Facility are unconditionally guaranteed by Parent. The guaranty agreement with respect to our DDTL 2.0 Facility contains covenants that, among other things and subject to certain exceptions, restrict the ability of Parent to incur additional indebtedness, including capital leases, create liens, pay dividends on its capital stock or redeem, repurchase, or retire its capital stock, consolidate or merge, make acquisitions and take certain actions with respect to its material project contracts.

All obligations under our DDTL 2.0 Facility are secured, subject to certain exceptions, by substantially all of CCAC IV’s assets and a pledge of 100% of the equity interests in CCAC IV.

Financial Covenants

CCAC IV is required to comply with certain financial covenants under our DDTL 2.0 Facility which are described below.

Contract Coverage Ratios. Beginning in January 2026, CCAC IV is required to maintain contract coverage ratios under our DDTL 2.0 Facility (each the ratio of projected contracted cash flows for different categories of customer contracts to the debt service related to the financing of those categories of customer contracts) of 1.4x or more as of each quarterly payment date. The contract coverage ratios under our DDTL 2.0 Facility are measured against contracts with a specified customer, contracts with customers with an investment grade rating and contracts with customers without an investment grade rating.

Maximum Non-IG Collateral Ratio. CCAC IV is required to maintain a non-IG collateral ratio under our DDTL 2.0 Facility (the ratio of (i) the depreciated purchase price of the GPU servers and infrastructure owned by, and related capital expenditures made by, CCAC IV to perform contracts with customers without an investment grade rating to (ii) the depreciated purchase price of the GPU servers and infrastructure owned by, and related capital expenditures made by, CCAC IV to perform all customer contracts) as of the last day of each of our fiscal quarters of 0.35x or less.

Maximum Non-IG Revenue Ratio. CCAC IV is required to maintain a non-IG revenue ratio under our DDTL 2.0 Facility (the ratio of (i) the projected contracted cash flows with respect to contracts with customers without an investment grade rating to (ii) the projected contracted cash flows with respect to all customer contracts) as of the last day of each of our fiscal quarters of 0.35x or less.

Minimum Liquidity. CCAC IV is required to maintain a minimum liquidity level under our DDTL 2.0 Facility as of the last day of each of our fiscal quarters equal to 2.0% of the principal amount of loans outstanding under our DDTL 2.0 Facility; provided, that following the earlier of (i) a qualified IPO and (ii) the date that the principal amount of loans outstanding under our DDTL 2.0 Facility is reduced to 30% of the principal amount of loans outstanding under our DDTL 2.0 Facility as of the commitment termination date, the liquidity requirement cannot be less than the greater of (x) $25 million and (y) 1.0% of the principal amount of loans outstanding under our DDTL 2.0 Facility.

Certain Other Covenants and Events of Default

Our DDTL 2.0 Facility contains a number of other covenants that, among other things and subject to certain exceptions, restrict the ability of CCAC IV to:

•	incur additional indebtedness, including capital leases;

•	create liens;

•	make investments, loans, and advances;

•	consolidate or merge, sell assets, or make acquisitions;

•	pay dividends on its capital stock or redeem, repurchase, or retire its capital stock;

•	engage in transactions with our affiliates;

•	have any subsidiaries;

•	create restrictions on its ability to create certain liens; and

•	take certain actions with respect to its material project contracts.

The credit agreement governing our DDTL 2.0 Facility contains customary events of default, including payment defaults, failure to perform or observe covenants, cross-defaults with certain other indebtedness, a change of control, and certain bankruptcy events, among others. This offering will not constitute a change of control under the credit agreement governing our DDTL 2.0 Facility. The credit agreement governing our DDTL 2.0 Facility also contains events of default related to certain adverse events with respect to certain material contracts.

2024 Term Loan Facility

On December 16, 2024, we, as borrower, entered into a credit agreement (the “2024 Term Loan Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, the guarantors party thereto, and the lenders party thereto, providing for a $1.0 billion term loan facility consisting of (a) a $229 million secured facility secured by substantially all of our assets and the assets of our subsidiary guarantors and (b) a $771 million unsecured facility (the “2024 Term Loan Facility”). The 2024 Term Loan Facility may be increased up to $500 million pursuant to the exercise of an accordion feature and the obligations under our 2024 Term Loan Facility are unconditionally guaranteed by our subsidiary guarantors as described in the 2024 Term Loan Credit Agreement. On December 16, 2024, we borrowed the full $1.0 billion of loans available under the 2024 Term Loan Facility. The proceeds of our 2024 Term Loan Facility may be used for working capital and general corporate purposes (including the financing of acquisitions and investments). The 2024 Term Loan Facility will mature on December 16, 2025.

As of December 31, 2024, we had $1.0 billion outstanding under our 2024 Term Loan Facility.

Interest Rate and Fees

Amounts borrowed under our 2024 Term Loan Facility are subject to an interest rate per annum equal to, at our option, either (a) for base rate loans, an applicable margin (ranging from 4.25% to 5.25%, depending on how long the loans are outstanding) plus a base rate (subject to a 1.00% floor) determined by reference to the highest of (i) the prime rate, (ii) the greater of (y) the federal funds effective rate and (z) the overnight bank funding rate, in each case, plus 0.50%, and (iii) the one month term SOFR rate plus 1.00% or (b) for term benchmark loans, an applicable margin (ranging from 5.25% to 6.25%, depending on how long the loans are outstanding) plus the term SOFR rate (subject to a 0.00% floor) for a one, three or six month interest period.

Repayments

The 2024 Term Loan Facility is required to be prepaid upon the occurrence of an event of default, or with the proceeds of certain asset dispositions, incurrences of indebtedness or equity issuances, including a requirement to be prepaid with some or all of the proceeds of this offering. We may also voluntarily prepay outstanding loans under our 2024 Term Loan Facility at any time without premium or penalty, other than customary “breakage” costs.

Covenants and Events of Default

The 2024 Term Loan Credit Agreement includes customary covenants and events of default for agreements of this type, including various reporting, affirmative and negative covenants. We are also required to comply with certain financial covenants including maintenance of a total net leverage ratio of 6.00x or lower as of the last day of each of our fiscal quarters and a requirement to have binding customer contracts with contracted revenues of $1.0 billion or more as of the last day of each of our fiscal quarters, each subject to certain exceptions, limitations and calculations as described in the 2024 Term Loan Credit Agreement.

2025 Term Loan Facility

On March 7, 2025, we, as borrower, entered into the 2025 Term Loan Credit Agreement with Morgan Stanley Senior Funding, Inc., as administrative agent, the guarantors party thereto, and the lenders party thereto, providing for a $300.0 million unsecured term loan facility. The obligations under our 2025 Term Loan Facility are unconditionally guaranteed by our subsidiary guarantors as described in the 2025 Term Loan Credit Agreement. Amounts borrowed under the 2025 Term Loan Facility may only be borrowed in a single funding. As of the date of this prospectus, there have been no borrowings under the 2025 Term Loan Facility. The proceeds of our 2025 Term Loan Facility may be used for working capital and general corporate purposes (including the financing of acquisitions and other investments). The 2025 Term Loan Facility will mature on December 16, 2025. All unfunded commitments of the lenders under the 2025 Term Loan Facility shall terminate upon the earlier to occur of (i) April 7, 2025 and (ii) the closing of the offering of our Class A common stock to which this prospectus relates.

Interest Rate and Fees

Amounts borrowed under our 2025 Term Loan Facility are subject to an interest rate per annum equal to, at our option, either (a) for base rate loans, an applicable margin of 0.75% plus a base rate (subject to a 1.00% floor) determined by reference to the highest of (i) the prime rate, (ii) the greater of (x) the federal funds effective rate and (y) the overnight bank funding rate, in each case, plus 0.50%, and (iii) the one month term SOFR plus 1.00% or (b) for term benchmark loans, an applicable margin of 1.75% plus the term SOFR (subject to a 0.00% floor) for a one, three, or six month interest period plus, in the case of either of clauses (a) or (b), a fee of 2.25% payable to the lenders thereof.

Repayments

The 2025 Term Loan Facility is required to be prepaid with the proceeds of certain asset dispositions, incurrences of indebtedness or equity issuances, including a requirement to be prepaid with some or all of the proceeds of this offering. We may also voluntarily prepay outstanding loans under our 2025 Term Loan Facility at any time without premium or penalty, other than customary “breakage” costs.

Covenants and Events of Default

The 2025 Term Loan Credit Agreement includes customary covenants and events of default for agreements of this type, including various reporting, affirmative and negative covenants. We are also required to comply with certain financial covenants including maintenance of a total net leverage ratio of 6.00x or lower as of the last day of each of our fiscal quarters and a requirement to have binding customer contracts with contracted revenues of $1.0 billion or more as of the last day of each of our fiscal quarters, each subject to certain exceptions, limitations and calculations as described in the 2025 Term Loan Credit Agreement.

OEM Financing Arrangements

Between February and December 2024, we, as borrower, entered into various agreements with an OEM whereby we obtained financing for certain equipment with an aggregate notional balance of $1.3 billion as of December 31, 2024 (the “OEM Financing Agreements”). Related to the OEM Financing Agreements, we granted a security interest for the financed equipment. The OEM Financing Agreements are accounted for as financing arrangements, with terms between two to three years. The OEM Financing Agreements have a stated repayment schedule over the term with effective interest rates between 9% to 11%.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt a amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, and our Rights Agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Upon the completion of this offering, our authorized capital stock will consist of (a)     shares of common stock, $0.0001 par value per share, of which (i)     shares will be designated as Class A common stock, $0.0001 par value per share, and (ii)      shares will be designated as Class B common stock, $0.0001 par value per share, and (b)      shares of undesignated preferred stock, $0.0001 par value per share.

Assuming the occurrence of the Capital Stock Conversion, the Class B Conversion, the Option Exercise, and the RSU Net Settlement as of December 31, 2024, there were outstanding:

•	shares of our Class A common stock, held by stockholders of record;

•	shares of our Class B common stock, held by stockholders of record;

•

     shares of our Class A common stock issuable upon the exercise of stock options, with a weighted-average exercise price of $     per share, of which      shares will be exchangeable for an equal number of shares of our Class B common stock at the election of our Co-Founders upon exercise;

•	shares of our Class A common stock issuable upon the vesting and settlement of RSUs outstanding; and

•

607,235 shares of our Class A common stock issuable upon the exercise of warrants to purchase shares of our Class A common stock, of which 390,365 had an exercise price of $0.01 per share and 216,870 had an exercise price equal to the Regular Warrants Exercise Price.

Class A Common Stock and Class B Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of shares of our Class A common stock and Class B common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy.”

Voting Rights

Holders of shares of our Class A common stock are entitled to one vote for each share of our Class A common stock held on all matters submitted to a vote of stockholders and holders of our Class B common stock are entitled to ten votes for each share of our Class B common stock held on all matters submitted to a vote of stockholders.

Immediately following the completion of this offering and the concurrent share issuance, and assuming no exercise of the underwriters’ over-allotment option, Michael Intrator, our co-founder, Chief Executive Officer, President, and Chairman of our board of directors, will hold approximately % of the voting power of our outstanding capital stock, Brian Venturo, our co-founder, Chief Strategy Officer and a member of our board of directors, will hold approximately % of the voting power of our outstanding capital stock, and Brannin McBee, our co-founder and Chief Development Officer, will hold approximately % of the voting power of our outstanding capital stock, which voting power may increase over time upon the exercise or settlement and exchange of equity awards held by our Co-Founders pursuant to their Equity Exchange Rights.

If all stock options to purchase shares of our Class A common stock held by our Co-Founders outstanding as of December 31, 2024 were exercised and exchanged for an equal number of shares of our Class B common stock pursuant to the Equity Exchange Rights, then immediately following the completion of this offering and the concurrent share issuance, Mr. Intrator, Mr. Venturo, and Mr. McBee would hold approximately %, %, and  %, respectively, of the voting power of our outstanding capital stock.

Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class if we were to seek to amend our restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely.

In addition, our amended and restated certificate of incorporation will provide that a separate vote of the holders of our Class B common stock will be required in connection with any amendment to our amended and restated certificate of incorporation that would alter the rights of the Class B common stock, reclassify any shares of our Class A common stock into shares senior to the Class B common stock, or authorize the issuance of any shares of capital stock with voting rights greater than one vote per share (other than the Class B common stock). We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to redemption (except for the put-right described below under “—Series C Preferred Stock Put Right”) or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion

Each outstanding share of our Class B common stock is convertible at any time at the option of the applicable Co-Founder into one share of our Class A common stock. In addition, each share of our Class B common stock held by a Co-Founder will convert automatically into one share of our Class A common stock (i) upon any transfer by such Co-Founder, whether or not for value, which occurs after the closing of this offering, except for certain permitted transfers described in our amended and restated certificate of incorporation, including transfers to spouses, trusts for which the stockholder or their spouse serves as trustee, and partnerships, corporations, and other entities exclusively owned by the Co-Founder or their spouse; (ii) upon the date fixed by the board of directors, which date will be no more than 61 days following the first date on which the applicable

Co-Founder, and his affiliates hold less than 50% of the aggregate outstanding shares of our Class A common stock and Class B common stock (including shares underlying outstanding options or other convertible securities) held on the date on which this registration statement is declared effective by the SEC; (iii) upon the date fixed by the board of directors following the first date the applicable Co-Founder is no longer providing services that occupy substantially all of his working time and business efforts to us as an officer, employee, or consultant, as determined by the board of directors (other than as a result of termination of such Co-Founder’s employment without cause) (a “Service Termination”), which date will be no more than 61 days following such Service Termination; (iv) upon the date the applicable Co-Founder’s employment is terminated for cause; and (v) upon the date fixed by the board of directors after the death or disability of the applicable Co-Founder, which date will be no more than 61 days following such Service Termination. Once converted or transferred and converted into our Class A common stock, the Class B common stock will not be reissued.

All the outstanding shares of our Class B common stock will convert automatically into shares of our Class A common stock upon the earlier of (x) a date that is fixed by our board of directors that is no more than 61 days following the seventh anniversary of this offering, (y) the date specified by the affirmative vote of two-thirds of the outstanding voting power of the Class B common stock, or (z) no more than 61 days following Michael Intrator’s Service Termination. Following such conversion, each share of Class A common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into our Class A common stock, the Class B common stock may not be reissued.

Preferred Stock

Pursuant to the provisions of our amended and restated certificate of incorporation, as currently in effect, each currently outstanding share of our convertible preferred stock will automatically be converted into one share of our Class A common stock in connection with the closing of this offering in connection with the closing of this offering. Following this offering, no shares of our convertible preferred stock will be outstanding.

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The number of authorized shares of our preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the vote of the holders of our capital stock entitled to vote thereon, without a separate vote of the holders of the preferred stock, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a separate vote of the holders of one or more series is required pursuant to the terms of any applicable certificate of designation. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. We have no current plan to issue any shares of preferred stock.

Options

As of December 31, 2024, we had outstanding stock options to purchase an aggregate of 2,360,929 shares of our Class A common stock under our 2019 Plan, with a weighted-average exercise price of $34.85 per share, of which 276,641 shares will be exchangeable for an equal number of shares of our Class B common stock at the election of our Co-Founders upon exercise.

In connection with the Option Exercise,    shares of our Class A common stock will be cash exercised, with a weighted-average exercise price of $   per share.

Warrants

As of December 31, 2024, we had outstanding warrants to purchase 607,235 shares of our Class A common stock, of which 390,365 had an exercise price of $0.01 per share and 216,870 had an exercise price equal to the Regular Warrants Exercise Price.

RSUs

As of December 31, 2024, we had outstanding RSUs that may be settled for an aggregate of 772,736 shares of our Class A common stock under our 2019 Plan. After December 31, 2024, we granted RSUs that may be settled for an aggregate of    shares of our Class A common stock under our 2019 Plan.

In connection with the RSU Net Settlement, we will issue    shares of our Class A common, after withholding an aggregate of    shares of Class A common stock, to satisfy associated estimated tax withholding and remittance obligations.

Registration Rights

Rights Agreement

Following the completion of this offering, certain holders of shares of our Class A common stock and Class B common stock or their permitted transferees will be entitled to rights with respect to the registration of their shares under the Securities Act. These rights are provided under the terms of our Rights Agreement, which was entered into in connection with our convertible preferred stock financings, and include demand registration rights, Form S-3 registration rights, and piggyback registration rights. In any registration made pursuant to our Rights Agreement, all fees, costs, and expenses of underwritten registrations will be borne by us and all selling expenses, including estimated underwriting discounts, selling commissions, stock transfer taxes, and fees and disbursements of counsel for any holder will be borne by the holders of the shares being registered, provided, however, that we will pay the reasonable fees and disbursements of one counsel to any selling holders not to exceed $50,000.

The registration rights terminate (i) four years following the completion of this offering, (ii) upon a deemed liquidation event (as defined in our amended and restated certificate of incorporation, as currently in effect), or (iii) with respect to any particular stockholder, at the time that such stockholder can sell all of its registrable securities (as defined in our Rights Agreement) without any restriction on volume or manner of sale in any three-month period pursuant to Rule 144 of the Securities Act or any successor rule thereto.

Demand Registration Rights

Following the completion of this offering, as of December 31, 2024, holders of      shares of our Class A common stock will be entitled to demand registration rights at any time after 180 days after the effective date of the registration statement of which this prospectus forms a part. Under the terms of our Rights Agreement, we will be required, upon the request of holders representing a majority of the then-outstanding shares that are entitled to registration rights under our Rights Agreement, to file a registration statement on Form S-1 to register, as soon as practicable and in any event within 60 days of the date of the request, all or a portion of these shares for public resale, if the aggregate price to the public of the shares offered is at least $10 million, net of selling expenses. We are required to effect only two registrations pursuant to this provision of the Rights Agreement. We may postpone the filing of a registration statement no more than once during any 12-month period for a period of not more than 90 days if our board of directors determines in good faith that the filing would be materially detrimental to us. We are not required to effect a demand registration under certain additional circumstances specified in our Rights Agreement.

Form S-3 Registration Rights

Following the completion of this offering, as of December 31, 2024, holders of      shares of our Class A common stock will be entitled to Form S-3 registration rights. The holders representing at least 20% of the then-outstanding shares having registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $4 million. The holders may only require us to effect at most two registration statements on Form S-3 in any 12-month period. We may postpone the filing of a registration statement on Form S-3 no more than once during any 12-month period for a period of not more than 90 days if our board of directors determines that the filing would be materially detrimental to us.

Piggyback Registration Rights

If we register any of our securities for public sale, as of December 31, 2024, holders of      shares of our Class A common stock having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to employee benefit plans, a registration relating to an SEC Rule 145 transaction, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of our common stock, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder. However, the number of shares to be registered by these holders cannot be reduced (i) unless all other securities (other than securities to be sold by us) are first excluded from this offering or (ii) below 30% of the total shares covered by the registration statement, other than in the IPO.

Magnetar Amended and Restated Registration Rights Agreement

Pursuant to the Magnetar Registration Rights Agreement, the Magnetar RRA Parties will be entitled to rights with respect to the registration of the Magnetar Registrable Securities under the Securities Act. The registration rights will terminate five years following the completion of this offering.

Automatic Registration Rights

Under the terms of the Magnetar Registration Rights Agreement, we will be required to file a registration statement on Form S-1 (the “Initial Shelf”) to register the Magnetar Registrable Securities no later than 60 days following the closing of this offering, and to use our reasonable best efforts to have the Initial Shelf declared effective as soon as practicable after the filing thereof, but no later than 120 days following the closing of this offering (or 180 days if the SEC notifies us of its intention to review the Initial Shelf).

For each monthly delay in the filing or effectiveness of the Initial Shelf, subject to certain exceptions as provided in the Magnetar Registration Rights Agreement, we will be required to pay to the Magnetar RRA Parties an amount in cash, as partial liquidated damages, equal to the product of 0.25% multiplied by the aggregate principal amounts of the 2025 Notes and the 2025 Convertible Notes; provided that such amount will be capped at 3.0% of such aggregate principal amount for any delay beyond one year.

Shelf Takedown Rights

At any time and from time to time after the effective date of any shelf registration statement, the Magnetar RRA Parties may request to sell in an underwritten offering that is registered pursuant to the shelf registration statement all or a portion of the Magnetar Registrable Securities having an aggregate offering price in excess of $15 million, net of selling expenses, or otherwise constituting the total aggregate Magnetar Registrable Securities then held by the Magnetar RRA Parties. We are required to effect two such shelf takedowns.

Demand Registration Rights

If at any time after the date that is 180 days after the effective date of the Initial Shelf, we receive a request from the Magnetar RRA Parties that we file a Form S-1 registration statement with respect to Magnetar Registrable Securities (1) having an anticipated aggregate offering price in excess of $15 million, net of selling expenses, or (2) constituting the total aggregate Magnetar Registrable Securities then held by all Magnetar RRA Parties, then we will, as soon as practicable, and in any event within 60 days after the date such request is given, file a Form S-1 registration statement under the Securities Act covering all Magnetar Registrable Securities that the initial requesting Magnetar RRA Parties requested to be registered and any additional Magnetar Registrable Securities or equivalent securities requested to be included in such registration statement by any other Magnetar RRA Parties, or other holders of our securities, as specified by notice given by the Magnetar RRA Parties or other holders to us within 20 days of the date the demand notice is given, and in each case, subject to applicable limitations provided in the Magnetar Registration Rights Agreement; provided that we may use a Form S-3 registration statement instead of a Form S-1 registration statement if we would qualify to use a Form S-3 registration statement within 60 days after the date on which the request from Magnetar RRA Parties is received.

In addition, if at any time when we are eligible to use a Form S-3 registration statement, we receive a request from the Magnetar RRA Parties holding Magnetar Registrable Securities that we file a Form S-3 registration statement with respect to outstanding Magnetar Registrable Securities having an anticipated aggregate offering price of at least $5 million, net of selling expenses, then we will, as soon as practicable, and in any event within 45 days after the date such request is given, file a Form S-3 registration statement under the Securities Act covering all Magnetar Registrable Securities or equivalent securities requested to be included in such registration statement by the Magnetar RRA Parties or other holders of our securities, as specified by notice given by the Magnetar RRA Parties or other holders to us within 20 days of the date the demand notice is given, and in each case, subject to the applicable limitations provided in the Magnetar Registration Rights Agreement.

We may postpone the filing of a registration statement on Form S-1 or S-3, including the Initial Shelf, no more than once during any 12-month period for a period of not more than 60 days if our board of directors determines in good faith that the filing would be materially detrimental to us.

Piggyback Registration Rights

If we propose to register any of our securities under the Securities Act or consummate an underwritten offering pursuant to a previously filed registration statement (including pursuant to the Rights Agreement), subject to certain exceptions as described in the Magnetar Registration Rights Agreement, we will, at such time, promptly give each Magnetar RRA Party notice of such registration or underwritten offering. Upon the request of each Magnetar RRA Party given within 20 days after such notice is given by us, we will cause to be registered for resale all of the Magnetar Registrable Securities that each such Magnetar RRA Party has requested to be included in such registration and/or use our reasonable best efforts to include all of the Magnetar Registrable Securities that each such Magnetar RRA Party has requested to be included in such underwritten offering. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders, including the Magnetar RRA Parties, if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among the holders, according to the total amount of securities entitled to be included by each holder; provided, that the number of Magnetar Registrable Securities held by the Magnetar RRA Parties to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.

Series C Preferred Stock Put Right

Approximately      Put Shares are subject to the Put Right on the first trading day immediately after the earlier to occur of (i) August 15, 2029 and (ii) the Public Sale Date. Upon exercise of the Put Right, holders of the Put Shares would be entitled to receive from us an amount in cash equal to the Series C OIP, plus accrued and unpaid cumulative dividends on each share Series C Preferred Stock of $    (assuming this offering closes on      , 2025) per share of our Class A common stock.

The Put Right shall automatically terminate (on a share by share basis) on the date on which (i) such share is sold publicly in the market or (ii) our Class A common stock has a 20 day volume-weighted average price in any consecutive 30 trading day period of at least 175% of the Series C OIP at any point following this offering and on or prior to the Public Sale Date during which Coatue Management, L.L.C. is not subject to a contractual lock-up agreement (clauses (i) and (ii) collectively, an “Exercise Termination Event”).

Upon the exercise of a Put Right by a holder of Put Shares, (i) we will be deemed to issue an unsecured note senior in the right of payment to all our outstanding equity securities to such holder having a principal amount equal to the amount payable to such holder pursuant to such Put Right to satisfy its obligations (each, a “Put Note”), which Put Note shall be due and payable 15 days after the Public Sale Date (the “Note Payment Date”), and (ii) the applicable Put Shares shall be placed into an escrow account. The Put Note shall accrue interest on the principal amount thereof beginning on the date of issuance at a rate of 10% per annum (compounding quarterly), provided that the interest rate shall increase to 14% per annum if we fail to pay the principal amount on or before the Note Payment Date. In the event a Put Note is not fully satisfied on or prior to the Note Payment Date, the escrow agent or other party shall be instructed to liquidate the shares held in such escrow account commencing on the Note Payment Date and distribute the proceeds in respect thereof ratably to the unsatisfied exercising holders, which distributed proceeds shall be applied against the amounts owing in respect of the applicable Put Notes.

If (i) there is a sale of us prior to the Public Sale Date and (ii) there has not yet occurred an Exercise Termination Event, the holders of our Class A common stock still holding Put Shares shall be entitled in such sale transaction to receive the greater of (x) the consideration received per share the holders of our Class A common stock are entitled to receive in such sale transaction and (y) an amount in cash equal to the Series C OIP per share.

Anti-Takeover Provisions

The provisions of the DGCL, our amended and restated certificate of incorporation, and our amended and restated bylaws that will become effective immediately prior to the completion of this offering could have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to the completion of this offering will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:

•

Dual Class Common Stock. As described above in the section titled “—Class A Common Stock and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a dual class common stock structure pursuant to which holders of our Class B common stock may have significant influence over the outcome of matters submitted to our stockholders for approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. Our Co-Founders will have the ability to exercise significant influence over those matters.

•

Board of Directors Vacancies. Our amended and restated certificate of incorporation and our amended and restated bylaws will authorize generally only our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•

Classified Board. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. For additional information, see the section titled “Management—Classified Board of Directors.”

•

Directors Removed Only for Cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding capital stock.

•

Supermajority Requirements for Amendments of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Our amended and restated certificate of incorporation will further provide that the affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of capital stock will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the classified board, the size of our board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock. The affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of capital stock will be required to amend or repeal our amended and restated bylaws, although our amended and restated bylaws may be amended by a simple majority vote of our board of directors. Additionally, in the case of any proposed adoption, amendment, or repeal of any provisions of the amended and restated bylaws that is approved by our board of directors and submitted to the stockholders for adoption, if two-thirds of our board of directors has approved such adoption, amendment, or repeal of any provisions of our amended and restated bylaws, then only the affirmative vote of a majority of the voting power of all of the then outstanding shares of capital stock shall be required to adopt, amend, or repeal any provision of our amended and restated bylaws.

•

Stockholder Action; Special Meetings of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors or our chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will not provide for cumulative voting.

•

Issuance of Undesignated Preferred Stock. We anticipate that after the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to    shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

•

Choice of Forum. In addition, our amended and restated bylaws will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty;

any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; any action asserting a claim against us that is governed by the internal affairs doctrine; or any to interpret, apply, enforce, or determine the validity of the amended and restated certificate of incorporation or amended and restated bylaws. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our amended and restated bylaws will also contain a Federal Forum Provision. While there can be no assurance that federal or state courts will follow the holding of the Supreme Court of the State of Delaware which recently found that such provisions are facially valid under Delaware law or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. As Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Further, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, the Federal Forum Provision applies, to the fullest extent permitted by law, to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find the Federal Forum Provision in our amended and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, Massachusetts 02021.

Exchange Listing

We have applied to list our Class A common stock on Nasdaq the under the symbol “CRWV.” This offering is contingent upon final approval of our listing of our Class A common stock on Nasdaq.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time.

Nevertheless, sales of substantial amounts of our Class A common stock, including shares issued upon exercise of outstanding stock options or settlement of RSUs, in the public market following this offering and the concurrent share issuance, or the possibility of these sales or issuances occurring, could adversely affect market prices prevailing from time to time and could impair our ability to raise equity capital.

Upon the completion of this offering and the concurrent share issuance, based on the     shares of our capital stock outstanding as of December 31, 2024, and after giving effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering, (ii) the Capital Stock Conversion, (iii) the Class B Conversion, (iv) the Option Exercise and (v) the RSU Net Settlement, we will have a total of     shares of our Class A common stock outstanding and      shares of our Class B common stock outstanding. Of these outstanding shares, all of the shares of our Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, only would be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our Class A common stock and Class B common stock, including the shares of Class A common stock to be issued in the concurrent share issuance, will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below.

As a result of the lock-up and market standoff agreements described herein and the provisions of our Rights Agreement described in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, shares of our Class A common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning   days after the date of this prospectus, subject to extension as described in the section titled “Underwriting (Conflicts of Interest)” below,     additional shares will become eligible for sale in the public market, of which     shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up and Market Standoff Agreements

We, all of our directors, executive officers, the selling stockholders, and the holders of substantially all of our outstanding equity securities, including the investor in the concurrent share issuance, have agreed, subject to certain exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for     days after the date of this prospectus without first obtaining the prior written consent of Morgan Stanley on behalf of the underwriters. Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”

The remaining holders of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock, have not entered into lock-up agreements with the underwriters and, therefore, are not subject to the restrictions described above. These holders are subject to market standoff agreements with us that restrict their ability to transfer shares of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock, and we will not waive any of the restrictions of such market standoff agreements with respect to our employees prior to    .

The shares issued in the concurrent share issuance to OpenAI will be subject to a market standoff agreement with us for a period of up to 180 days after the date of this prospectus and will be subject to a lock-up agreement with the underwriters for a period of up to 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering and the concurrent share issuance; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701, subject to the expiration of the lock-up and market standoff agreements described herein.

Registration Statements

As soon as practicable after the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our Class A common stock subject to outstanding options and RSUs and the shares of our Class A common stock reserved for issuance under our equity incentive plans. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject.

Registration Rights

We have granted demand, piggyback, and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see the section titled “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our Class A common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of any alternative minimum tax or the Medicare contribution tax on net investment income, or the special tax accounting rules under Section 451(b) of the Code, and does not deal with any state or local taxes, U.S. federal gift or estate tax laws (except to the limited extent provided below), or any non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances.

Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”), such as:

•	insurance companies, banks, and other financial institutions;

•	tax-exempt organizations (including private foundations) and tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	non-U.S. governments and international organizations;

•	dealers and traders in securities;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons that own, or are deemed to own, more than 5% of our Class A common stock;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that hold our Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy;

•	persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and

•	partnerships and other pass-through entities and arrangements, and investors in such pass-through entities and arrangements (regardless of their places of organization or formation).

Such Non-U.S. Holders are urged to consult their tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them of the acquisition, ownership, and disposition of our Class A common stock.

Furthermore, the discussion below is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, judicial decisions thereunder, and rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”) all as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly retroactively, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences described herein or that any such contrary position would not be sustained by a court.

PERSONS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR CLASS A

COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

For purposes of this discussion, a Non-U.S. Holder is a beneficial owner of our Class A common stock that is not a U.S. Holder or a partnership or other pass-through entity or arrangement for U.S. federal income tax purposes. A U.S. Holder means a beneficial owner of our Class A common stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If you are an individual non-U.S. citizen, you may be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our Class A common stock.

Distributions

We do not have current plans to pay any dividends on our Class A common stock in the foreseeable future. If we do make distributions on our Class A common stock, however, such distributions made to a Non-U.S. Holder will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our Class A common stock as described below under the section titled “—Gain on Disposition of Our Class A Common Stock.”

Any distribution on our Class A common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding tax under an applicable income tax treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that income tax treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to the applicable withholding agent. In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to United States persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

See also the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts” for additional withholding rules that may apply to dividends, including dividends paid to certain foreign financial institutions or non-financial foreign entities.

Gain on Disposition of Our Class A Common Stock

Subject to the discussions below under the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our Class A common stock unless (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), (2) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (3) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or the Non-U.S. Holder’s holding period in our Class A common stock.

If you are a Non-U.S. Holder, gain described in (1) above will be subject to tax on the net gain derived from the sale at the regular U.S. federal income tax rates applicable to United States persons. If you are a corporate Non-U.S. Holder, gain described in (1) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (2) above, you will be required to pay a flat 30% income tax on the gain derived from the sale, which gain may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to (3) above, in general, we would be a United States real property holding corporation if United States real property interests (as defined in the Code and the Treasury Regulations) comprised (by fair market value) at least half of our worldwide real property and our other assets which are used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our Class A common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, and constructively, no more than five percent of our Class A common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the Non-U.S. Holder’s holding period and (2) our Class A common stock is regularly traded on an established securities market for purposes of the relevant rules. There can be no assurance that our Class A common stock will qualify as regularly traded on an established securities market for this purpose.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our Class A common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their tax advisors regarding the U.S. federal estate tax consequences of the acquisition, ownership, or disposition of our Class A common stock.

Backup Withholding and Information Reporting

Generally, we or an applicable withholding agent must report information to the IRS with respect to any distributions we pay on our Class A common stock (whether or not the distribution constitutes a dividend), including the amount of any such distributions, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such distributions are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our Class A common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a United States person. For information reporting purposes only, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your tax advisor to determine whether you are able to obtain a tax refund or credit of the overpaid amount.

Foreign Accounts

In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act (“FATCA”) on certain types of payments, including dividends on our Class A common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph is not generally subject to reduction under income tax treaties with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% tax on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. While under the applicable Treasury Regulations and administrative guidance, withholding taxes under FATCA generally also would have applied to payments of gross proceeds from the sale or other disposition of our Class A common stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. The preamble to the proposed regulations specifies that taxpayers are permitted to rely on such proposed regulations pending finalization.

Prospective investors should consult their tax advisors regarding the potential application of withholding taxes under FATCA to their investment in our Class A common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, and Goldman Sachs & Co. LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of our Class A common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
Barclays Capital Inc.
Citigroup Inc.
MUFG Securities Americas Inc.
Deutsche Bank Securities Inc.
Jefferies Group LLC
Mizuho Securities USA LLC
Wells Fargo Securities, LLC
BofA Securities, Inc.
Guggenheim Securities, LLC
Needham & Company, LLC
Galaxy Digital Partners LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of our Class A common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of our Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of our Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to     additional shares of our Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of our Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown

assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional     shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Underwriting discounts and commissions to be paid by the selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $    . We have agreed to reimburse the underwriters for certain of their expenses up to $    .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our Class A common stock offered by them.

We have applied to list our Class A common stock on Nasdaq under the trading symbol “CRWV.” This offering is contingent upon final approval of our listing of our Class A common stock on Nasdaq.

We, all of our directors, executive officers, the selling stockholders, and holders of substantially all of our common stock, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock held by them during the period from the date of this prospectus continuing through the date   days after the date of this prospectus, except with the prior written consent of certain of the underwriters. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

In order to facilitate the offering of our Class A common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our Class A common stock in the open market to stabilize the price of our Class A common stock. These activities may raise or maintain the market price of our Class A common stock above independent market levels or prevent or slow a decline in the market price of our Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders, and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of our Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Conflicts of Interest

An affiliate of each of J.P. Morgan Securities LLC and MUFG Securities Americas Inc. is a lender under our 2024 Term Loan Facility. As described in “Use of Proceeds,” net proceeds from this offering will be used to repay outstanding borrowings under our 2024 Term Loan Facility, and an affiliate of each of J.P. Morgan Securities LLC and MUFG Securities Americas Inc. will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under the 2024 Term Loan Facility. Therefore, each of J.P. Morgan Securities LLC and MUFG Securities Americas Inc. is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being conducted in compliance with the requirements of Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus.    has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof.     will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify     against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. Each of J.P. Morgan Securities LLC and MUFG Securities Americas Inc. will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Use of Proceeds” for additional information.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In addition, certain of the underwriters also serve as lenders under the Revolving Credit Facility.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our prospects and those of our industry in general, our sales, earnings, and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of our Class A common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of our Class A common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy Class A common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the EEA (each a “Relevant State”), no shares of our Class A common stock have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of our Class A common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares of our Class A common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

1.	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

2.	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

3.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares of our Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any shares of our Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with each of the underwriters and to us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares of our Class A common stock being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares of our Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of our Class A common stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares of our Class A common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

No shares of our Class A common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of our Class A common stock which (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc (EU Exit) Regulations 2019/1234, except that the shares of our Class A common stock may be offered to the public in the United Kingdom at any time:

1.	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

2.

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

3.	in any other circumstances falling within Section 86 of the FSMA;

provided that no such offer of the shares of our Class A common stock shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of our Class A common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our Class A common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares of our Class A common stock in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Canada

The shares of our Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares of our Class A common stock. No shares of our Class A common stock have been offered or will be offered to the public in Switzerland, except that offers of shares of our Class A common stock may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):

1.	to any person which is a professional client as defined under the FinSA;

2.	to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

3.

in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance, provided that no such offer of shares shall require us or any investment bank to publish a prospectus pursuant to Article 35 FinSA.

The shares of our Class A common stock have not been and will not be listed or admitted to trading on a trading venue in Switzerland.

Neither this document nor any other offering or marketing material relating to the shares of our Class A common stock constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares of our Class A common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to prospective investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Law, DIFC Law No. 1 of 2012, as amended. This document is intended for distribution only to persons of a type specified in the Markets Law, DIFC Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority (“DFSA”) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The shares of our Class A common stock to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of our Class A common stock offered should conduct their own due diligence on such shares. If you do not understand the contents of this document, you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and it may not be reproduced or used for any other purpose. The interests in the shares of our Class A common stock may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares of our Class A common stock have not been, and are not being, publicly offered, sold, promoted, or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority or the DFSA.

Notice to prospective investors in Australia

This prospectus:

1.	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

2.

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

3.

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares of our Class A common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of our Class A common stock may be issued, and no draft or definitive offering memorandum, advertisement, or other offering material relating to any shares of our Class A common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of our Class A common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of our Class A common stock under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those shares for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of our Class A common stock you undertake to us that you will not, for a period of 12 months from the date of issue of such shares, offer, transfer, assign, or otherwise alienate those shares of our Class A common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares of our Class A common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares of our Class A common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares of our Class A common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation, or document relating to the shares of our Class A common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares of our Class A common stock or caused such shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of our Class A common stock or cause such shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our Class A common stock, whether directly or indirectly, to any person in Singapore other than:

1.

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

2.

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

3.	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

1.

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

2.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

1.	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;

2.	where no consideration is or will be given for the transfer;

3.	where the transfer is by operation of law;

4.	as specified in Section 276(7) of the SFA; or

5.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our Class A common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares of

Class A common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to prospective investors in Bermuda

Shares of our Class A common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 3-123-2017 dated 27 December 2017, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the shares of our Class A common stock offered hereby should conduct their own due diligence on the accuracy of the information relating to the shares of our Class A common stock. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to prospective investors in the British Virgin Islands

The shares of our Class A common stock are not being, and may not be, offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The shares of our Class A common stock may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to prospective investors in China

This prospectus will not be circulated or distributed in the PRC and the shares of our Class A common stock will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly, to any residents of the PRC (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to prospective investors in Korea

The shares of our Class A common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares of our Class A common stock have been and will be offered in Korea as a private placement under the FSCMA. None of the shares of our Class A common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares of our Class A common stock shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares of our Class A common stock. By the purchase of the shares of our Class A common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of our Class A common stock pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares of our Class A common stock has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our Class A common stock may not be circulated or distributed, nor may the shares of our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Taiwan

The shares of our Class A common stock have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued, or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding, or otherwise intermediate the offering and sale of the shares of our Class A common stock in Taiwan.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares of our Class A common stock in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares of our Class A common stock are not offered, and the offer shall not be transferred, sold, renounced, or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a). The offer, transfer, sale, renunciation or delivery is to:

1.	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

2.	the South African Public Investment Corporation;

3.	persons or entities regulated by the Reserve Bank of South Africa;

4.	authorised financial service providers under South African law;

5.	financial institutions recognized as such under South African law;

6.

a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

7.	any combination of the person in (i) to (vi); or

Section 96 (1) (b). The total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to prospective investors in Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), or, collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of the same and agree to it.

CONCURRENT SHARE ISSUANCE

Immediately subsequent to the closing of this offering, we will issue to OpenAI, in accordance with the OpenAI Master Services Agreement and pursuant to the OpenAI Stock Issuance Agreement, a number of shares of our Class A common stock equal to $350.0 million valued at a price per share equal to the initial public offering price. Based on an assumed initial public offering price of $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, this would be     shares. We will not receive any proceeds from the issuance of these shares to OpenAI. The issuance of the shares will be completed through a private placement that is contingent upon the completion of this offering. The issuance of these shares to OpenAI will not be registered in this offering and will be subject to a market standoff agreement with us for a period of up to 180 days after the date of this prospectus and lock-up agreement with the underwriters for a period of up to 180 days after the date of this prospectus.

LEGAL MATTERS

Fenwick & West LLP, New York, New York, which has acted as our counsel in connection with this offering, will pass upon the validity of the issuance of the shares of our Class A common stock offered by this prospectus. Latham & Watkins LLP, New York, New York, is acting as counsel to the underwriters. Whalen LLP, Newport Beach, California, has acted as counsel for the selling stockholders in connection with certain legal matters related to this offering.

CHANGE IN INDEPENDENT ACCOUNTANT

On June 4, 2024, we dismissed RSM US LLP (“RSM”) as our independent accountant and subsequently engaged Deloitte & Touche LLP (“Deloitte”) to audit our consolidated financial statements in accordance with the auditing standards of the PCAOB and generally accepted auditing standards in the United States of America (“GAAS”) as of and for the years ended December 31, 2024 and December 31, 2023. We previously engaged RSM to audit our consolidated financial statements in accordance with GAAS as of and for the years ended December 31, 2023 and December 31, 2022. The decision to dismiss RSM and engage Deloitte was approved by our board of directors.

The reports of RSM on our consolidated financial statements as of and for the years ended December 31, 2023 and December 31, 2022, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainties, audit scope or accounting principles.

During the years ended December 31, 2023 and December 31, 2022, and through the period ended June 4, 2024, there were:

•

no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) with RSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused RSM to make reference in connection with its opinion to the subject matter of the disagreement.

•

no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto other than the material weakness in the internal control over financial reporting relating to a lack of sufficient number of qualified personnel within our accounting, finance, and operations functions who possessed an appropriate level of expertise to provide reasonable assurance that transactions were being appropriately recorded and disclosed.

We have provided RSM with a copy of the foregoing disclosures and have requested that RSM furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by us as set forth above and, if not, stating the respects in which it does not agree. A copy of RSM’s letter, dated December 16, 2024, is filed as Exhibit 16.1 to this Registration Statement on Form S-1.

During the years ended December 31, 2023 and December 31, 2022, and through the period ended June 4, 2024, neither we, nor anyone acting on our behalf, consulted with Deloitte on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, or any other matter that was the subject of a disagreement as that term is used in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.

EXPERTS

The financial statements of CoreWeave, Inc. as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of CoreWeave, Inc. for the year ended December 31, 2022 included in this prospectus have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and our Class A common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC.

Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We also maintain a website at www.coreweave.com. Upon the completion of this offering, you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained in, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

COREWEAVE, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of CoreWeave, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CoreWeave, Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Jose, California

March 3, 2025

We have served as the Company’s auditor since 2024.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of CoreWeave, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the year ended December 31, 2022, and the related notes to the consolidated financial statements (collectively, the financial statements) of CoreWeave, Inc. (the Company). In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ RSM US LLP

We served as the Company’s auditor from 2022 through 2025.

Minneapolis, Minnesota

January 22, 2025

COREWEAVE, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31, 2023	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$217,147	$1,361,083
Restricted cash and cash equivalents, current	42,940	37,394
Accounts receivable, net	165,379	416,526
Prepaid expenses and other current assets	76,526	101,246

Total current assets	501,992	1,916,249
Restricted cash and cash equivalents, non-current	219,988	637,356
Restricted marketable securities, non-current	171,734	29,308
Property and equipment, net	3,483,990	11,914,774
Operating lease right-of-use assets	461,966	2,589,547
Intangible assets, net	7,003	4,909
Goodwill	19,544	19,544
Other non-current assets(a)	110,758	720,912

Total assets	$4,976,975	$17,832,599

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities
Accounts payable	$455,563	$868,259
Accrued liabilities	77,782	355,821
Debt, current(a)	171,865	2,468,425
Deferred revenue, current	249,831	768,927
Operating lease liabilities, current	39,789	213,104
Finance lease liabilities, current	3,534	57,801
Other current liabilities(a)	97	230,244

Total current liabilities	998,461	4,962,581
Debt, non-current(a)	1,351,389	5,457,915
Derivative and warrant liabilities	527,047	200,089
Deferred revenue, non-current	1,754,873	3,294,977
Operating lease liabilities, non-current	432,653	2,388,912
Finance lease liabilities, non-current	510	34,120
Deferred tax liabilities, non-current	36,447	149,232
Other non-current liabilities	7,496	36,260

Total liabilities	5,108,876	16,524,086

Commitments and contingencies (Note 9)
Redeemable convertible preferred stock(a)
Redeemable convertible preferred stock, $0.0001 par value per share, 8,832 and 10,308 shares authorized as of December 31, 2023 and 2024, respectively; 7,734 and 9,232 shares issued and outstanding as of December 31, 2023 and 2024, respectively	464,690	1,722,111

	December 31, 2023	December 31, 2024
Stockholders’ deficit
Class A common stock, $0.0001 par value per share, 23,452 and 27,034 shares authorized as of December 31, 2023 and 2024, respectively; 10,400 and 6,063 shares issued as of December 31, 2023 and 2024, respectively; and 10,176 and 5,734 shares outstanding as of December 31, 2023 and 2024, respectively	1	1
Class B common stock, $0.0001 par value per share, no and 7,500 shares authorized as of December 31, 2023 and 2024, respectively; no and 5,910 shares issued and outstanding as of December 31, 2023 and 2024, respectively	—	0
Treasury stock, at cost, 224 and 329 shares as of December 31, 2023 and 2024, respectively	(32,054)	(33,524)
Additional paid-in capital	48,397	1,096,160
Accumulated other comprehensive loss	(148)	—
Accumulated deficit	(612,787)	(1,476,235)

Total stockholders’ deficit	(596,591)	(413,598)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$4,976,975	$17,832,599

(a)	Refer to Note 14—Related-Party Transactions for further information on related party arrangements.

The accompanying notes are an integral part of these consolidated financial statements.

COREWEAVE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,
	2022	2023	2024
Revenue	$15,830	$228,943	$1,915,426

Operating expenses:
Cost of revenue	12,122	68,780	493,350
Technology and infrastructure	18,106	131,855	960,685
Sales and marketing	2,481	12,917	18,389
General and administrative	6,001	29,842	118,644

Total operating expenses	38,710	243,394	1,591,068

Operating income (loss)	(22,880)	(14,451)	324,358
Loss on fair value adjustments	(2,884)	(533,952)	(755,929)
Interest expense, net(a)	(9,444)	(28,404)	(360,824)
Other income, net	192	18,760	48,194

Loss before provision for (benefit from) income taxes	(35,016)	(558,047)	(744,201)
Provision for (benefit from) income taxes	(4,150)	35,701	119,247

Net loss from continuing operations	$(30,866)	$(593,748)	$(863,448)

Net loss from discontinued operations, net of tax	$(189)	$—	$—

Net loss	$(31,055)	$(593,748)	$(863,448)

Net loss attributable to common stockholders, basic and diluted	$(31,055)	$(593,748)	$(937,765)

Net loss from continuing operations per share attributable to common stockholders, basic and diluted	$(3.42)	$(61.80)	$(86.09)

Net loss from discontinued operations per share attributable to common stockholders, basic and diluted	$(0.02)	$—	$—

Net loss per share attributable to common stockholders, basic and diluted	$(3.44)	$(61.80)	$(86.09)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	9,032	9,608	10,893

(a)	Refer to Note 14—Related-Party Transactions for further information on related party arrangements.

The accompanying notes are an integral part of these consolidated financial statements.

COREWEAVE, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,
	2022	2023	2024

Net loss	$(31,055)	$(593,748)	$(863,448)
Other comprehensive income (loss):
Unrealized (loss) gain on available-for-sale marketable securities, net	(156)	8	148

Total comprehensive loss	$(31,211)	$(593,740)	$(863,300)

The accompanying notes are an integral part of these consolidated financial statements.

COREWEAVE, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2022	4,189	$5,290	9,000	$1	$—	$1,001	$—	$12,016	$13,018
Issuance of common stock warrants in connection with debt financing	—	—	—	—	—	6,027	—	—	6,027
Stock-based compensation expense	—	—	—	—	—	1,560	—	—	1,560
Unrealized loss on available-for-sale marketable securities	—	—	—	—	—	—	(156)	—	(156)
Net loss	—	—	—	—	—	—	—	(31,055)	(31,055)
Balance, December 31, 2022	4,189	$5,290	9,000	$1	$—	$8,588	$(156)	$(19,039)	$(10,606)
Conversion of convertible promissory notes to Series B-1 redeemable convertible preferred stock	624	5,006	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $0 million and Series B Tranche Liability of $10 million	3,775	410,465	—	—	—	—	—	—	—
Partial settlement of Series B tranche option	—	45,531	—	—	—	—	—	—	—
Conversion of redeemable convertible preferred stock to common stock for secondary offering	(854)	(1,842)	854	—	—	1,842	—	—	1,842
Issuance of common stock for private placement	—	—	224	—	—	14,837	—	—	14,837
Issuance of common stock for business combination	—	—	105	—	—	—	—	—	—
Exercise of stock options	—	—	217	—	—	1,669	—	—	1,669
Repurchase of common stock	—	—	(224)	—	(32,054)	—	—	—	(32,054)
Issuance of common stock warrants in connection with debt financing	—	—	—	—	—	3,959	—	—	3,959
Settlement of notes due from employees	—	240	—	—	—	132	—	—	132
Stock-based compensation expense	—	—	—	—	—	17,370	—	—	17,370
Other comprehensive income	—	—	—	—	—	—	8	—	8
Net loss	—	—	—	—	—	—	—	(593,748)	(593,748)

Balance, December 31, 2023	7,734	$464,690	10,176	$1	$(32,054)	$48,397	$(148)	$(612,787)	$(596,591)

The accompanying notes are an integral part of these consolidated financial statements.

	Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, December 31, 2023	7,734	$464,690	10,176	$1	$(32,054)	$48,397	$(148)	$(612,787)	$(596,591)

Issuance of Series B redeemable convertible preferred stock	224	25,000	—	—	—	—	—	—	—
Closing settlement of Series B tranche option	—	69,598	—	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $3 million	1,476	1,147,476	—	—	—	—	—	—	—
Series C redeemable convertible preferred stock accretion to redemption value	—	73	—	—	—	(73)	—	—	(73)
Cash dividend on Series C redeemable convertible preferred stock	—	—	—	—	—	(58,662)	—	—	(58,662)
Paid-in-kind dividend on Series C redeemable convertible preferred stock	—	15,582	—	—	—	(15,582)	—	—	(15,582)
Conversion of convertible notes to common stock	—	—	1,227	—	—	1,080,295	—	—	1,080,295
Exercise of stock options	—	—	144	—	—	2,890	—	—	2,890
Repurchase of common stock for business combination	—	—	(105)	—	—	—	—	—	—
Repurchases of common stock from an employee	—	—	—	—	(1,470)	—	—	—	(1,470)
Conversion of redeemable convertible preferred stock to common stock for secondary offering	(202)	(308)	202	—	—	308	—	—	308
Stock-based compensation expense	—	—	—	—	—	38,587	—	—	38,587
Other comprehensive income	—	—	—	—	—	—	148	—	148
Net loss	—	—	—	—	—	—	—	(863,448)	(863,448)

Balance, December 31, 2024	9,232	$1,722,111	11,644	$1	$(33,524)	$1,096,160	$—	$(1,476,235)	$(413,598)

The accompanying notes are an integral part of these consolidated financial statements.

COREWEAVE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2022	2023	2024

Cash flows from operating activities:
Net loss	$(31,055)	$(593,748)	$(863,448)
Net loss from discontinued operations, net of tax	(189)	—	—
Net loss from continuing operations	(30,866)	(593,748)	(863,448)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	11,695	103,210	863,413
Non-cash lease expense	16	20,404	122,748
Amortization of debt discounts and issuance costs	3,803	16,533	33,376
Loss on fair value adjustments	2,884	533,952	755,929
Stock-based compensation	1,490	15,154	31,487
Debt extinguishment loss	—	—	11,708
Deferred income taxes	(1,284)	35,816	112,785
Other non-cash reconciling items	—	632	3,286
Changes in operating assets and liabilities, net of effect of business acquisition:
Accounts receivable	(1,893)	(162,413)	(279,720)
Prepaid expenses and other current assets	(1,047)	(71,964)	(29,200)
Accounts payable and accrued expenses	1,404	26,807	510,568
Deferred revenue	9,354	1,986,304	2,049,068
Lease liabilities	—	(9,302)	(87,611)
Other non-current assets	87	(67,317)	(485,332)
Other liabilities	—	(1,418)	111

Net cash (used in) provided by continuing operations	(4,357)	1,832,650	2,749,168
Net cash provided by operating activities—discontinued operations	5,267	—	—

Net cash provided by operating activities	$910	$1,832,650	$2,749,168

Cash flows from investing activities:
Purchase of property and equipment, including capitalized internal-use software	(72,404)	(2,943,130)	(8,702,078)
Sale of available-for-sale marketable securities	7,000	5,689	2,470
Maturities of marketable securities	—	—	185,218
Purchase of restricted marketable securities	—	(171,734)	(34,053)
Purchase of strategic investments	—	(33,000)	(50,000)
Issuance of notes receivable	—	—	(59,615)
Other investing activities	(14,852)	(5,535)	—

Net cash used in investing activities by continuing operations	(80,256)	(3,147,710)	(8,658,058)
Net cash provided by investing activities—discontinued operations	1,073	—	—

Net cash used in investing activities	$(79,183)	$(3,147,710)	$(8,658,058)

The accompanying notes are an integral part of these consolidated financial statements.

	Year Ended December 31,
	2022	2023	2024

Cash flows from financing activities:
Proceeds from issuance of debt	60,000	1,415,862	7,022,291
Proceeds from issuance of convertible debt	30,000	—	—
Repayments of debt	(3,055)	(2,180)	(588,555)
Payment of debt issuance costs	(1,651)	(12,053)	(3,786)
Issuance of redeemable convertible preferred stock, net of issuance costs	—	420,765	1,172,476
Redeemable convertible preferred stock cash dividends paid	—	—	(57,745)
Proceeds from exercise of stock options	—	1,669	2,890
Common stock repurchased	—	(32,054)	(1,470)
Proceeds from issuance of common stock	—	14,837	—
Other financing activities	(3,840)	(19,095)	(81,453)

Net cash provided by financing activities	$81,454	$1,787,751	$7,464,648

Net increase in cash, cash equivalents, and restricted cash	$3,181	$472,691	$1,555,758
Cash, cash equivalents, and restricted cash—beginning of period	4,203	7,384	480,075

Cash, cash equivalents, and restricted cash—end of period	$7,384	$480,075	$2,035,833

Supplemental disclosures of cash flow information:
Cash paid for interest, net of capitalized amounts	$5,124	$105	$183,657
Cash paid for income taxes	$255	$214	$14,332
Non-cash investing and financing activities:
Capitalized interest	$—	$41,376	$31,714
Operating lease right-of-use assets acquired through lease liability	1,210	481,145	2,222,257
Right-of-use assets for lease modification and renewals	—	—	18,987
Finance lease right-of-use assets acquired through lease liability	14,622	—	141,916
Derivative liabilities from issuance of convertible notes	10,841	—	—
Accounts payable and accrued expenses related to property and equipment additions	—	482,330	892,632
Issuance of common stock in connection with conversion of convertible notes	—	—	1,080,295
Settlement of Series B tranche liability	—	45,531	69,598
Non-cash investments	—	—	10,133
Stock-based compensation capitalized as internal-use software	—	2,216	7,100
Deferred offering costs not yet paid	—	—	7,951
Reconciliation of cash, cash equivalents, and restricted cash to consolidated balance sheets:
Cash and cash equivalents	$7,384	$217,147	$1,361,083
Restricted cash and cash equivalents, current	—	42,940	37,394
Restricted cash and cash equivalents, non-current	—	219,988	637,356

Total cash, cash equivalents, and restricted cash	$7,384	$480,075	$2,035,833

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview and Summary of Significant Accounting Policies

Organization and Description of Business

CoreWeave, Inc., together with its subsidiaries (the “Company” or “CoreWeave”), was originally formed as a Delaware limited liability company in 2017 and then converted to a Delaware corporation in 2018. The Company is headquartered in Livingston, New Jersey. The Company is a modern cloud infrastructure technology company which offers the CoreWeave Cloud Platform that consists of proprietary software and cloud services that deliver the automation and efficiency needed to manage complex AI infrastructure at scale. Previously, the Company had Blockchain Mining and Management Services business which ceased operations in September 2022 and the Company is reporting this as discontinued operations in these consolidated financial statements. Refer to Note 16—Discontinued Operations for additional information.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include the accounts of the Company and its wholly and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company determines at inception of each arrangement whether an entity in which the Company has made an investment or in which the Company has other variable interests is considered a variable interest entity (“VIE”). Investments that are considered VIEs are evaluated to determine whether the Company is the primary beneficiary of the VIE, in which case it would be required to consolidate the entity. The Company evaluates whether it has (1) the power to direct the activities that most significantly impact the VIE’s economic performance, and (2) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. If the Company is not the primary beneficiary of the VIE, the investment or other variable interest is accounted for in accordance with applicable U.S. GAAP.

In circumstances where an entity does not have the characteristics of a VIE, it would be considered a voting interest entity (“VOE”). The Company would consolidate a VOE when the Company has a majority equity interest and has control over significant operating, financial, and investing decisions of the entity.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ materially from these estimates. Significant estimates include the fair value of financial assets and liabilities; useful lives assigned to property and equipment; the discount rates used for operating and finance leases; valuation of derivative and warrant liabilities; stock-based compensation, including the determination of the fair value of the Company’s common stock; and accounting for income taxes, including the valuation allowance on deferred tax assets and the measurement of uncertain tax positions. Assumptions are reviewed regularly to ensure they remain relevant and reasonable, particularly in areas of high subjectivity. The Company bases its estimates on historical experience and assumptions that management considers reasonable.

Foreign Currency

The reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s foreign subsidiaries is the U.S. dollar.

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured to the functional currency at period-end exchange rates. Foreign currency transaction gains and losses resulting from remeasurement are recognized in other income, net in the consolidated statements of operations, and have not been material for any of the periods presented.

Concentration of Risk

The Company is subject to certain risks and uncertainties that could have a material adverse effect on its business, financial condition, results of operations, or cash flows primarily due to concentration of credit risk, significant customers, and supplier concentration.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, restricted cash, accounts receivable, and marketable securities. The Company maintains its cash, cash equivalents, restricted cash, and marketable securities with high-quality financial institutions mainly in the United States, where the composition and maturities of which are regularly monitored by the Company. The Company grants credit to its customers in the normal course of business, exposing it to credit risk in the event of nonrepayment by customers. The Company has not experienced any material losses in such accounts.

Significant Customers

The following customers accounted for 10% or more of the Company’s revenue for the years ended December 31, 2022, 2023, and 2024:

	Year Ended December 31,
	2022	2023	2024
Customer A	*	35%	62%
Customer B	*	21%	*
Customer C	*	17%	15%
Customer D	16%	*	*
Customer E	13%	*	*
Customer F	12%	*	*
Customer G	*	*	*

*	Customer did not represent 10% or more of revenue

Customer A, C, and G accounted for 15%, 13%, and 56% of accounts receivable, net, respectively, as of December 31, 2023. Customer A accounted for 66% of accounts receivable, net as of December 31, 2024.

Supplier Concentration

Certain materials and products used by the Company in its operations are available from a limited number of suppliers. Three suppliers accounted for 23%, 16%, and 10% of total purchases for the year ended December 31, 2022. Three suppliers accounted for 57%, 22%, and 11% of total purchases for the year ended December 31, 2023. Three suppliers accounted for 46%, 16%, and 14% of total purchases for the year ended December 31, 2024.

Cash, Cash Equivalents, Restricted Cash, and Restricted Cash Equivalents

Cash primarily consists of cash in banks and bank deposits. The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist of money market funds in the Company’s investment accounts maintained in financial institutions. The Company maintains cash balances in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company has restricted cash and cash equivalents that consist of bank deposits related to a collateralized loan facility and letters of credit. Restricted cash is classified as current and non-current assets based on the term of the remaining restriction.

Refer to Note 10—Debt for additional information on restricted cash.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable primarily consist of amounts billed that are currently due from customers. Accounts receivable are recorded at the invoiced amount, net of an allowance for credit losses. The Company’s accounts receivable balances are subject to collection risk and the Company regularly assesses the collectability of outstanding accounts receivable on an ongoing basis and maintains an allowance for credit losses for accounts receivable deemed uncollectible. The allowance for credit losses reflects the best estimate of probable losses in the accounts receivable balance. The Company determines the allowance based on known troubled accounts; historical experience; current and anticipated macroeconomic conditions that could impact the Company’s customers, such as unemployment, inflation, and regulation matters; and other currently available information. The Company’s allowance for expected credit losses was not material as of December 31, 2023 and 2024. Additions to and write-offs against the allowance for expected credit losses were not material for the years ended December 31, 2022, 2023, and 2024.

Notes Receivable

Notes receivable are related to the DCSP Financing Arrangements (as defined in Note 10—Debt) and reported at the outstanding principal value plus accrued and unpaid interest. An allowance for credit losses on notes receivable is established when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the agreement. The Company considers certain factors, including the credit risk and financial condition of the borrower, the borrower’s ability to pay current obligations, historical trends, and macroeconomic conditions. The Company evaluates the extent and impact of any credit deterioration that could affect the performance and the value of the assets, as well as the financial and operating capability of the borrower. As of December 31, 2024, the Company determined the carrying amount of the notes receivable to be fully collectible. The Company did not have any outstanding notes receivable as of December 31, 2023.

The Company’s note receivable meets the criteria for right of setoff under the DCSP Financing Arrangements. The Company will recognize interest income under certain conditions due to the setoff nature of the DCSP Financing Arrangements.

Fair Value Measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis. Fair value is determined based on assumptions that market participants would use in pricing an asset or liability at the measurement date. The Company maximizes the use of observable inputs when available and minimizes the use of unobservable inputs when determining fair value.

The Company’s financial instruments include cash, cash equivalents, restricted cash, accounts receivable, marketable securities, accounts payable, accrued liabilities, derivatives, warrant liabilities, and Series B tranche liabilities. Cash, restricted cash, accounts receivable, accounts payable, and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date. Cash equivalents, restricted marketable securities, derivatives, and warrant liabilities are stated at fair value on a recurring basis. Adjustments to the fair value of certain financial liabilities, such as derivative, warrant, and Series B tranche liabilities, are recorded as fair value adjustments within the consolidated statements of operations.

Marketable Securities

Marketable securities consist of certificates of deposit and marketable debt securities that the Company has classified and accounted for as available for sale. The Company determines the appropriate classification of its investments in these securities at the time of purchase and reevaluates such designation at each consolidated balance sheet date. After consideration of its risk versus reward objectives, as well as its liquidity requirements, the Company may sell these debt securities prior to their effective maturities.

The Company classifies its investments with maturities within 12 months as current within other current assets on the consolidated balance sheets. The Company classifies its investments with maturities beyond 12 months as non-current within restricted marketable securities, non-current on the consolidated balance sheets.

The Company carries these securities at fair value and reports the unrealized gains and losses, net of taxes, as a component of stockholders’ deficit, except for changes in allowance for expected credit losses, which are recorded in other income, net, within the consolidated statements of operations.

The Company periodically evaluates its available-for-sale debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, the Company considers its intent to sell the security or whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the Company writes down the security to its fair value and records the impairment charge in other income, net, within the consolidated statements of operations. If neither of these criteria are met, the Company determines whether a credit loss exists. Credit loss is estimated by considering changes to the rating of the security by a rating agency, any adverse conditions specifically related to the security, as well as other factors.

Strategic Investments

The Company holds strategic investments in the form of privately held equity securities to support its business and strategic objectives in which the Company does not have a controlling interest. Privately held equity securities that do not have a readily determinable fair value and for which the Company does not have a controlling financial interest or exercise significant influence are measured at cost, with subsequent adjustments for observable price changes or impairments. These adjustments are recognized through other income, net, in the Company’s statements of operations. The Company periodically reviews these investments for impairment. If indicators of impairment exist, the Company evaluates the investment for write-down to fair value. There were no subsequent adjustments for observable price changes or impairments for the periods presented.

The Company reports the strategic investments in other non-current assets on the consolidated balance sheets. As of December 31, 2023 and 2024, the carrying value of the Company’s strategic investments was $42 million and $102 million, respectively.

Property and Equipment, Net

Property and equipment, net is stated at historical cost less accumulated depreciation and amortization. Construction in progress is related to the construction or development of property and equipment that has not yet been placed into service for its intended use. Depreciation and amortization are calculated utilizing the straight-line method over the estimated useful lives of the respective assets. Expenditures for maintenance and repairs that do not extend the lives of the respective assets are expensed as incurred. The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Effective January 1, 2023, the Company changed its estimate of the useful life for its computing equipment utilized in data centers from five to six years, reflecting continuous advancements in hardware performance, software optimization, and data center design improvements. The effects of this change in estimate for the year ended December 31, 2023 on computing equipment that was included in property and equipment, net on the consolidated balance sheets as of December 31, 2023 was a reduction in total expenses of $20 million. The per share impact of the change in estimate was a $2.08 increase for the year ended December 31, 2023.

The estimated useful lives of the Company’s property and equipment are as follows:

Technology equipment	6 years
Software	3-6 years
Data center equipment	8-12 years
Furniture, fixtures, and other assets	3-5 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Capitalized Interest Costs

The Company capitalizes certain interest costs associated with the construction of data centers and purchases of related technology equipment during the period in which expenditures have been made and activities are in progress to prepare the assets for their intended use. The interest cost incurred in the construction of the data centers is considered a part of the assets’ historical cost and are depreciated over the estimated useful lives of the underlying assets.

Capitalized Internal-Use Software

The Company capitalizes costs incurred to develop or modify software solely for the Company’s internal use, including hosted applications used to deliver the Company’s support services, and certain implementation costs incurred in a hosting arrangement that is a service contract. This capitalization occurs when the preliminary project stage is complete, management, with the relevant authority, authorizes and commits to the funding of the software project, and it is probable the project will be completed and used to perform the intended function. Capitalized costs primarily consist of salaries and payroll-related costs for employees directly involved in development efforts. Costs incurred during the preliminary project stage and during the post-implementation operational stage, including maintenance costs, are expensed as incurred. Costs incurred for software upgrades are capitalized if they result in additional functionalities or substantial enhancements. Capitalized software development costs are included in property and equipment, net on the consolidated balance sheets, are amortized on a straight-line basis over the software’s estimated useful life, which is between three and six years, and amortization is recorded in technology and infrastructure within the consolidated statements of operations. The Company capitalized $1 million, $12 million, and $27 million of qualifying software development costs during the years ended December 31, 2022, 2023, and 2024, respectively.

Asset Retirement Obligations

An asset retirement obligation represents a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. The Company recognizes asset retirement obligations in the period in which they are placed in service, if a reasonable estimate of fair value can be made. The asset retirement obligation is subsequently adjusted for changes in fair value. The associated estimated asset retirement costs are capitalized in equipment and depreciated over their useful lives. The Company’s asset retirement obligations relate to the future removal of certain equipment related to its data center fit outs.

Deferred Offering Costs

Deferred offering costs consist primarily of accounting, legal, and other fees directly related to the Company’s proposed initial public offering (“IPO”). These costs are capitalized as other non-current assets on the consolidated balance sheets until the offering is completed. The deferred offering costs will be reclassified to stockholders’ deficit and recorded against the proceeds from the offering upon the consummation of an IPO. In the event the offering is aborted, deferred offering costs will be expensed. The Company did not capitalize any deferred offering costs as of December 31, 2023, and capitalized $10 million of deferred offering costs as of December 31, 2024.

Business Combinations

When the Company acquires a business, the purchase price is allocated to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated respective fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users and acquired technology from a market participant perspective, useful lives and discount rates, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the Company’s consolidated statements of operations. The Company includes the results of operations of the business that it acquires as of the acquisition date. Acquisition-related expenses are expensed as incurred and are typically included in general and administrative expenses in the consolidated statements of operations.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price consideration over the estimated fair value of the tangible and intangible assets acquired and liabilities assumed in a business combination. Goodwill is evaluated for impairment annually on December 1 for the Company’s single reporting unit, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Goodwill impairment is recognized when the quantitative assessment results in the carrying value exceeding the fair value; in which case, an impairment charge is recorded to the extent the carrying value exceeds the fair value.

The Company’s definite-lived intangible assets are carried at cost, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives. The Company estimates the useful life by estimating the expected period of economic benefit. The estimated useful lives for each class of intangible assets are as follows:

Acquired technologies	3 years
Customer relationships	13 years
Trade names	5 years

Amortization of intangible assets is recognized in the consolidated statements of operations based on the function of the related asset. Specifically, amortization is allocated to cost of revenue, technology and infrastructure, or sales and marketing, depending on the use of the underlying intangible asset.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The recoverability of the long-lived assets is assessed by comparing the undiscounted future cash flows expected to be generated by the asset to its carrying value.

If the carrying amount of a long-lived asset exceeds the expected undiscounted cash flows, an impairment loss is recognized in an amount equal to the excess of the asset’s carrying value over its fair value. Fair value is determined using valuation techniques such as discounted cash flow models, market comparisons, and, where applicable, independent third-party appraisals.

For the years ended December 31, 2022, 2023, and 2024, no material impairment charges were recorded.

Leases

The Company has lease agreements primarily for data centers, office buildings, storage spaces and equipment. The Company accounts for leases in accordance with Accounting Standards Codification (“ASC”) 842, Leases (Topic 842). The Company determines if an arrangement meets the definition of a lease at the inception and leases are classified at commencement as either operating or finance leases.

Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease agreement. ROU assets are measured based on the discounted present value of the remaining lease payments, initial direct costs incurred, and prepaid lease payments, excluding lease incentives received prior to lease commencement. Lease liabilities are measured based on the discounted present value of the remaining lease payments at commencement date. As most of the leases do not provide an implicit rate, the Company uses the incremental borrowing rate based on the estimated interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset was located.

Many of the Company’s leases include renewal options, and termination options that are factored into the determination of lease payments when it is reasonably certain that the Company would exercise that option. When assessing the reasonableness of exercising lease renewal options, the Company takes into account all relevant facts and circumstances that contribute to the economic benefits associated with exercising the lease renewal options, which includes the expected changes in facts and circumstances between the commencement of the lease term and the exercise date of the options. Payments under the Company’s lease agreements are primarily fixed; however, certain lease agreements contain variable payments, which generally relate to costs associated with common area maintenance, utilities reimbursed to the landlord, and physical security expenses within certain lease agreements. These are not included in operating or finance lease cost and are expensed as incurred. The interest component of a finance lease is included in interest expense and recognized using the effective interest method over the lease term.

The Company made an accounting policy election for lease agreements with a term of 12 months or less and does not recognize ROU assets and lease liabilities in respect of those agreements. Any payments related to short-term leases are expensed as incurred. The Company has currently elected the practical expedient to not separate lease and nonlease components across all asset classes. Operating lease expense is recognized on a straight-line basis within total operating expenses in the consolidated statements of operations over the lease term. Amortization expense of finance lease ROU assets is recognized on a straight-line basis over the lease term and the interest component of a finance lease is recognized utilizing the effective interest method over the lease term and included in interest expense, net in the consolidated statements of operations. The Company currently does not have any lease arrangements with residual value guarantees.

Derivative Financial Instruments

The Company does not enter into derivatives for trading or speculative purposes. However, certain debt and equity financing transactions are derivatives in their entirety or include embedded features that are bifurcated and accounted for as embedded derivatives. Refer to Note 10—Debt for additional information about derivatives associated with financing transactions.

Additionally, in 2023 and 2024, the Company entered into power purchase agreements (“PPAs”) to secure power capacity for existing, under construction, and planned data center builds. These agreements are specifically designed to support the Company in managing its energy needs as it encounters rapidly increasing energy demands. Agreements that do not meet a scope exception, contain a notional amount and are for delivery of electricity in markets where notional amounts are readily convertible to cash are classified as derivative instruments.

The PPAs which meet the definition of a derivative are measured at fair value using a discounted cash flow model. Significant assumptions in the model include forward energy prices and discount rates. The Company reassesses the fair value of the PPAs at each reporting period, and any changes in value are recorded within the consolidated statements of operations. While the Company considered the normal purchases and normal sales scope exception to derivative accounting, the PPAs do not qualify for this exception, as the contracts allow for, and the Company has a practice of net settlement in the event of consumption shortfalls relative to the contracted quantities. As such, the Company recognizes these PPAs as derivatives and applies mark-to-market accounting for them and did not elect hedge accounting.

Derivative assets and liabilities, including those related to the PPAs, are classified as either current or non-current based on the timing of expected cash flows. The non-current position is included in other non-current assets and derivative and warrant liabilities on the consolidated balance sheets. Cash flows from the PPAs are classified as operating activities reflecting their use to secure and hedge energy needs in operations. The Company applies Level 3 valuation techniques, including discounted cash flow models, to determine fair value due to the significant unobservable inputs. Refer to Note 3 – Fair Value Measurements below for additional information.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue From Contracts with Customers. Revenue is recognized when services are delivered. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for services. The Company determines revenue recognition by applying the following five steps:

1.	Identification of the contract, or contracts, with the customer

2.	Identification of the performance obligations in the contract

3.	Determination of the transaction price

4.	Allocation of the transaction price to the performance obligations in the contract

5.	Recognition of the revenue when, or as, a performance obligation is satisfied

The Company generates revenue by providing cloud computing services for customers in several verticals, such as artificial intelligence, machine learning, visual effects rendering, platforms, pixel streaming, and batch processing. These services are offered both on a committed contract and on-demand basis. Customers do not take possession of software or hardware used to provide the services.

Committed Contracts—These service arrangements provide customers with access to cloud computing capacity across the Company’s various data centers over a specified duration. Revenue is recognized ratably over the contract period. The initial contract period generally ranges from two to five years. The terms of these contracts are typically structured as “take-or-pay” agreements, requiring payment regardless of the level of utilization. Additionally, customers under committed contracts typically make a prepayment that is recorded as deferred revenue and consumed based on the terms of the contract.

On-Demand—These service arrangements provide customers with access to the Company’s cloud computing capacity on a consumption basis, with billing occurring monthly in arrears based on actual hourly usage of compute, storage, and other services. Revenue is recognized as the services are consumed.

Customers may also prepay for on-demand services. The prepayments are initially recorded as deferred revenue and recognized as the cloud computing services are transferred to the customer. Prepayments are typically consumed within a few months.

The Company’s contracts with customers may contain multiple promised services. To the extent a customer contract includes multiple promised services, the Company determines whether promised services should be accounted for as a separate performance obligation. The Company allocates revenue to each performance obligation based on its relative stand-alone selling price (“SSP”). The SSP reflects the price the Company would charge for a specific service if it were sold separately in similar circumstances and to similar customers. When determining the SSP, the Company maximizes the use of observable inputs.

The Company applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from customers (e.g., sales tax and other indirect taxes), which are subsequently remitted to governmental entities. The Company generally does not offer a right of refund in its contracts other than for cases of the Company’s uncured material breach of the agreement, bankruptcy or insolvency.

Contract Balances

Contract assets represent the Company’s rights to consideration in exchange for cloud computing services that the Company has transferred to a customer but where the right to consideration is conditional on something other than the passage of time. In some arrangements, a right to consideration for the Company’s performance under the customer contract may occur before invoicing the customer, resulting in an unbilled accounts receivable. These unbilled accounts receivable represent amounts earned but not yet invoiced and are recognized in accordance with the performance obligations satisfied. Such amounts have been immaterial for the periods presented.

Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. The current portion of the deferred revenue balance will be recognized as revenue during the 12-month period after the consolidated balance sheet date. The non-current portion of the deferred revenue balance will be recognized as revenue following the 12-month period after the consolidated balance sheet date.

Remaining performance obligations (“RPO”) represent the aggregate amount of the transaction price, net of estimated variable consideration, allocated to performance obligations not delivered, or partially undelivered, as of the end of the reporting period. Variable consideration consists of potential reductions to the transaction price in the future related to estimates of future potential credits to customers under availability of service agreements and amounts that may not be recognized to revenue due to delivery delays. The Company’s estimate of such variable consideration is based on both historical experience and the specific facts and circumstances of the committed contracts included in the Company’s RPO. RPO includes both billed and unbilled consideration from the Company’s committed contracts.

Costs to Obtain a Contract

The Company capitalizes sales commissions and associated payroll taxes paid to sales personnel that are incremental to the acquisition of customer contracts. The Company determines whether costs should be deferred based on its sales compensation plans and if the commissions are incremental and would not have occurred absent the customer contract. Total capitalized costs to obtain a contract are immaterial during the periods presented and are included in other non-current assets on the consolidated balance sheets.

Cost of Revenue

Cost of revenue primarily consists of direct costs for data centers, including costs associated with the Company’s facilities, such as rent, utilities including power, personnel costs for employees involved in data center operations and customer success, including salaries, bonuses, benefits, stock-based compensation expense and other related expenses, and depreciation and amortization, including depreciation of power installation and distribution systems.

The Company operates data centers across the country and has co-location service agreements with several well-established data center vendors. These agreements generally commit the Company to pay monthly fees plus additional fees for bandwidth usage above the committed level. Certain co-location agreements do not meet the definition of a lease and are expensed under cost of revenue. However, those that do meet the definition of a lease are recognized as operating lease ROU assets and operating lease liabilities and are amortized over the lease term.

Technology and Infrastructure

Technology and infrastructure expense consists of costs associated with the Company’s infrastructure, such as depreciation and amortization related to the Company’s servers, switches, networking equipment and internally developed software, personnel costs for employees associated with research and development of new and existing products and services or with maintaining the Company’s computing infrastructure, such as salaries, bonuses, benefits, stock-based compensation expense, travel expenses, and other related expenses; and costs related to software subscriptions. The Company’s technology and infrastructure efforts are dedicated towards developing new services, improving the Company’s existing infrastructure, adding new features, bringing the latest compute technology to market and improving the accessibility of the Company’s services. Research and development costs were $5 million, $21 million, and $56 million for the years ended December 31, 2022, 2023, and 2024, respectively.

Sales and Marketing

Sales and marketing expense consists of personnel costs associated with selling and marketing the Company’s CoreWeave Cloud Platform, such as salaries, stock-based compensation expense, commissions, bonuses, and other related expenses, third-party professional services costs, and advertising costs associated with marketing programs. Advertising costs, which are expensed as incurred are also included in sales and marketing expenses in the consolidated statements of operations. Advertising expense was immaterial for all periods presented.

General and Administrative

General and administrative expense consists of costs associated with corporate functions including the Company’s finance, legal, human resources, and facilities. These costs include personnel costs, such as salaries, bonuses, benefits, stock-based compensation expense and other related expenses, third-party professional services costs, such as legal, accounting, and audit services, corporate facilities, depreciation for equipment, furniture, and fixtures, and other costs necessary to operate the Company’s corporate functions, including expenses for non-income taxes, insurance, and office rental.

Stock-Based Compensation

Stock-based compensation expense related to stock-based awards is recognized based on the fair value of the awards granted. The fair value of each stock option award is estimated on the grant date utilizing the Black-Scholes option-pricing model. The related stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, including the awards with graded vesting and no additional conditions for vesting other than service conditions. Forfeitures are accounted for as they occur.

The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the stock option, the expected volatility of the price of the Company’s common stock, risk-free interest rates, and the expected dividend yield of common stock. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

The Company has also granted to employees restricted stock units (“RSU”), that vest upon the satisfaction of service-based and performance-based vesting conditions. The fair value of each RSU award is based on the fair value of the underlying common stock as of the grant date. The service-based vesting condition has varying terms, but is generally satisfied over four years. The performance-based vesting condition is satisfied upon the occurrence of a qualifying liquidation event which is defined as the earlier to occur of (i) an acquisition of the Company or (ii) the effective date of a registration statement of the Company filed for the IPO of the Company’s common stock. As of December 31, 2024, all RSU awards outstanding were subject to a performance-based vesting condition, and such performance-based vesting condition was not probable of being satisfied as a liquidation event such as a change in control or an IPO is not considered probable until it occurs. As a result, no stock-based compensation expense related to these RSU awards has been recorded to date.

Employee Benefit Plan

The Company has a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code (the “401(k) Plan”). Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. The Company sponsors a 401(k) defined contribution plan covering all eligible U.S. employees. Contributions to the 401(k) Plan are discretionary.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company evaluates the likelihood of realizing deferred tax assets based on projections of future taxable income and considers a valuation allowance if it is more likely than not that some or all deferred tax assets may not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, the Company considers all available evidence for each jurisdiction, including past operating results, estimates of future taxable income, and the feasibility of ongoing tax-planning strategies. This evaluation is updated quarterly to reflect new information and trends that may affect the realization of tax benefits. In the event the Company determines that all, or part, of the net deferred tax assets are not realizable in the future, it will make an adjustment in the valuation allowance that will be charged to earnings in the period in which such a determination is made.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes interest and penalties related to uncertain income tax benefits as a component of the provision (benefit) for income taxes in the consolidated statements of operations. The Company’s effective tax rates will vary depending on the amount of nondeductible items such as fair value adjustments, changes in the valuation of deferred tax assets and liabilities, use of tax credits, the relative proportion of foreign to domestic income, and changes in tax laws.

Net Loss per Share Attributable to Common Stockholders

The Company computes net loss per share utilizing the two-class method required for participating securities. The two-class method determines net loss per share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed income. The rights, including the liquidation and dividend rights, of the holders of the Company’s Class A common stock and Class B common stock are identical, except with respect to voting. As a result, the basic and diluted net loss per share of Class A common stock and Class B common stock are the same and therefore presented on a combined basis. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers its redeemable convertible preferred stock, non-recourse notes to purchase common and preferred stock, and regular warrants to be participating securities as the holders of these securities are contractually entitled to participate in income but not contractually required to participate in losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.

The Company’s basic net loss per share attributable to common stockholders is calculated by dividing net loss attributable to common stockholders by the weighted-average number of common stock outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share attributable to common stockholders is calculated by giving effect to all potentially dilutive securities outstanding for the period utilizing the treasury stock method or the if-converted method based on the nature of such securities. Potential shares of common stock that are issuable for little or no consideration are included in the calculation of basic and diluted net loss per share attributable to common stockholders once they become exercisable. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of common stock are antidilutive.

Segment Information

The Company’s chief operating decision maker, the chief executive officer, reviews discrete financial information presented on a consolidated basis for purposes of regularly making operating decisions, allocation of resources, and assessing financial performance. The Company operates its business in one operating segment and, therefore, has one reportable segment.

The CODM uses consolidated net loss to measure segment profit or loss in order to identify underlying trends in the performance of the business for purposes of allocating resources and evaluating financial performance. The Company’s objective in making resource allocation decisions is to optimize the consolidated financial results. Significant segment expenses that the CODM reviews and utilizes to manage the Company’s operations are cost of revenue, technology and infrastructure, sales and marketing, and general and administrative expenses at the consolidated level, which are presented in the Company’s consolidated statements of operations. Other segment items included in consolidated net loss include loss on fair value adjustments, interest expense, net, other income, net, provision for (benefit from) income taxes, and loss from discontinued operations, net of tax, which are presented in the Company’s consolidated statements of operations.

Recent Accounting Pronouncements Adopted

As an emerging growth company (“EGC”), the Jumpstart Our Business Startups Act (the “JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The JOBS Act does not preclude an EGC from early adopting new or revised accounting standards codification. The Company has elected to use extended transition periods permissible under the JOBS Act, while also early adopting certain accounting pronouncements. The adoption dates discussed below reflect these elections.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires organizations to measure all expected credit losses for financial instruments held at the reporting date. Also, in April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, to clarify the inclusion of recoveries of trade receivables previously written off when estimating an allowance for credit losses. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date for certain companies. This guidance is effective for annual periods beginning after December 15, 2022, and for interim periods within the fiscal years, with early adoption permitted. Upon adoption, the guidance should be applied prospectively. The Company adopted this guidance effective on January 1, 2023, without a material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. ASU No. 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock and enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings per share guidance. This guidance is effective for the annual periods beginning after December 15, 2023, and for interim periods within the fiscal years, with early adoption permitted. Upon adoption, the guidance should be applied retrospectively. The Company adopted this guidance effective on January 1, 2023, without a material impact on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires additional segment-related disclosures on an annual and interim basis, to enable investors in developing more informed and actionable analyses. This guidance is effective for the annual periods beginning after December 15, 2023, and for interim periods beginning after December 15, 2024 with early adoption permitted. Upon adoption, the guidance should be applied retrospectively to all prior periods presented in the consolidated financial statements. The Company adopted this guidance effective on January 1, 2024, without a material impact on its consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the effective tax rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for annual periods beginning after December 15, 2024. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company is currently evaluating the impact this amended guidance may have on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires more detailed disclosures, on an annual and interim basis, about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the consolidated statements of operations. This guidance as further clarified through ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) will be effective for annual periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. Upon adoption, the guidance can be applied either prospectively or retrospectively. The Company is currently evaluating the impact this amended guidance may have on its consolidated financial statements.

2. Revenue

Disaggregation of Revenue

The Company primarily generates its revenue through providing cloud computing services, which include both committed contracts and on-demand services. Revenue recognized related to customer commitments, including revenue from delivering capacity prior to commitment start dates, represented 20%, 88%, and 96% of total revenue for the years ended December 31, 2022, 2023, and 2024, respectively.

Deferred Revenue

Deferred revenue, including current and non-current balances as of December 31, 2023 and 2024, was $2.0 billion and $4.1 billion, respectively. For the years ended December 31, 2022, 2023, and 2024, revenue recognized from deferred revenue at the beginning of the period was $0 million, $4 million, and $225 million, respectively. The increase in deferred revenue balances as of December 31, 2024 as compared to December 31, 2023 is attributed to the growth in revenue from committed contracts, which typically provide for certain prepayments at contract inception.

Remaining Performance Obligations

As of December 31, 2023, the Company had $9.9 billion of unsatisfied RPO, of which 41% is expected to be recognized over the initial 24 months ending December 31, 2025, 40% between months 25 and 48, and the remaining balance recognized between months 49 and 72.

As of December 31, 2024, the Company had $15.1 billion of unsatisfied RPO, of which 54% is expected to be recognized over the initial 24 months ending December 31, 2026, 42% between months 25 and 48, and the remaining balance recognized between months 49 and 72.

3. Fair Value Measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis in accordance with ASC 820, Fair Value Measurement, which establishes a framework for measuring fair value and a fair value hierarchy based on the observability of inputs. This hierarchy prioritizes the use of observable inputs and minimizes the use of unobservable inputs when determining fair value as follows:

Level 1—Observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity, which require management judgment or estimation.

The following tables presents the hierarchy fair value as of the end of each reporting period (in thousands):

	Fair Value Hierarchy	December 31, 2023	December 31, 2024
Financial assets:
Cash and cash equivalents
Money market funds	Level 1	$87,258	$2,411
Restricted cash and cash equivalents, current
Money market funds	Level 1	42,940	24,185
Prepaid expenses and other current assets
Available-for-sale marketable securities	Level 2	2,368	—

	Fair Value Hierarchy	December 31, 2023	December 31, 2024
Restricted cash and cash equivalents, non-current
Money market funds	Level 1	206,846	56,250
Restricted marketable securities, non-current
Certificates of deposit	Level 2	171,734	29,308
Other non-current assets
Power purchase agreements	Level 3	1,459	2,562

Total financial assets		$512,605	$114,716

Financial liabilities:
Derivative and warrant liabilities
Bifurcated embedded derivative liabilities	Level 3	$386,469	$—
Warrant liabilities	Level 3	70,930	199,645
Series B tranche liability	Level 3	69,648	—
Power purchase agreements	Level 3	—	444

Total financial liabilities		$527,047	$200,089

The following tables present information about the Company’s financial assets that are measured at fair value on a recurring basis as of the end of each reporting period (in thousands):

	December 31, 2023
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Financial assets:
Cash and cash equivalents
Money market funds	$87,258	$—	$—	$87,258
Restricted cash and cash equivalents, current
Money market funds	42,940	—	—	42,940
Prepaid expenses and other current assets
Available-for-sale marketable securities	2,354	14	—	2,368
Restricted cash and cash equivalents, non-current
Money market funds	206,846	—	—	206,846
Restricted marketable securities, non-current
Certificates of deposit	171,734	—	—	171,734

Total	$511,132	$14	$—	$511,146

	December 31, 2024
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Financial assets:
Cash and cash equivalents
Money market funds	$2,411	$—	$—	$2,411
Restricted cash and cash equivalents, current
Money market funds	24,185	—	—	24,185
Restricted cash and cash equivalents, non-current
Money market funds	56,250	—	—	56,250
Restricted marketable securities, non-current
Certificates of deposit	29,308	—	—	29,308

Total	$112,154	$—	$—	$112,154

The following is a summary of the valuation techniques and key inputs used in the valuation of instruments of Level 3 fair value measurements as of the end of each reporting period.

The Company’s valuation of the warrant liabilities utilized the Black-Scholes option-pricing model that relied on the following significant inputs:

	December 31, 2023	December 31, 2024
Stock price	$357	$951
Volatility	55%	60%
Risk-free rate	4%	4%
Dividend yield	0%	0%

The Company’s valuation of the embedded derivative liabilities utilized the binomial lattice model that relied on the following significant inputs:

December 31, 2023
Stock price	$357
Volatility	40%
Risk-free rate	4%
Lattice or Monte Carlo model projection period (years)	2

As discussed in Note 10—Debt, the 2021 Convertible Notes were converted into common stock on September 17, 2024. The following table is a summary of the significant unobservable inputs to value the embedded derivative liability immediately before conversion:

September 17, 2024
Stock price	$880
Discount rate	12%

The Company’s valuation of the Series B tranche liability utilized the Black-Scholes option-pricing model that relied on the following significant inputs:

December 31, 2023
Series B stock price	$422
Volatility	21%
Risk-free rate	5%

The following table presents a summary of the changes in the fair value of the Company’s Level 3 financial instruments (in thousands):

	Power Purchase Agreements – Asset	Warrant Liabilities	Bifurcated Embedded Derivative Liabilities	Power Purchase Agreements – Liability	Series B Tranche Liability
Balance at January 1, 2023	$—	$3,887	$4,901	$—	$—
Additions	1,040	1,716	20,829	—	10,300
Adjustment to fair value	419	68,334	360,739	—	104,879
Settlements	—	(3,007)	—	—	(45,531)

Balance at December 31, 2023	1,459	70,930	386,469	—	69,648
Additions	—	—	—	770	—
Adjustment to fair value	1,103	128,715	627,263	(326)	(49)
Settlements	—	—	(1,013,732)	—	(69,599)

Balance at December 31, 2024	$2,562	$199,645	$—	$444	$—

DCSP Financing Arrangements

As discussed in the Note 10—Debt, the Company has a Note Receivable outstanding as of December 31, 2024, related to the DCSP Financing Arrangements. The Company determined that the fair value of the Note Receivable approximates the carrying value.

Available-For-Sale Marketable Securities

The following table summarizes the estimated fair value of investments in available-for-sale marketable debt securities by effective contractual maturity dates (in thousands):

December 31, 2023

Due in one year or less	$—
Due over one year	2,368

Total available-for-sale marketable securities	$2,368

For short-term investments with an unrealized loss as of December 31, 2023, the unrealized losses were not due to credit-related factors. As of December 31, 2023, the Company did not intend to sell these short-term investments, and it was more likely than not that the Company would hold these short-term investments until maturity or a recovery of the cost basis. Therefore, no allowance for expected credit losses was recorded as of December 31, 2023. In November 2024, the Company sold all of its available-for-sale marketable debt securities. As a result, the Company reclassified an immaterial amount to other income, net in the consolidated statements of operations that was previously recorded in accumulated other comprehensive income (loss).

4. Business Combination

On January 1, 2023, the Company acquired 100% of the equity of Conductor Technologies, Inc. (“Conductor”), a company that develops cloud-based task management services designed to simplify access to cloud resources at scale. This acquisition aligns with the Company’s strategy to expand its cloud capabilities and strengthen its presence in the media and entertainment sector. The Company expects growth opportunities through further investment in product capabilities, among other factors. The purchase consideration for the Conductor acquisition was $27 million, which consisted of cash consideration of $17 million and equity consideration of $10 million in the form of a liability to issue shares. In May 2024, the Company exercised its call option to settle the liability in cash.

The allocation of purchase consideration to the assets acquired and liabilities assumed based upon their estimated fair values as of the acquisition date is as follows (in thousands):

Amount
Identifiable assets	$8,802
Total liabilities assumed	(1,023)

Net assets acquired	7,779
Goodwill recognized	19,447

Total purchase price	$27,226

For the year ended December 31, 2023, the results of operations for Conductor and acquisition-related costs were not material to the Company’s consolidated statement of operations. Additionally, the pro forma results of operations reflecting the acquisition of Conductor are not presented as the impact on the consolidated financial results would not have been material.

5. Property and Equipment, Net

Property and equipment, net, consisted of the following (in thousands):

	December 31, 2023	December 31, 2024
Technology equipment	$1,298,127	$9,146,575
Software	14,937	139,508
Data center equipment and leasehold improvements	29,332	384,372
Furniture, fixtures, and other assets	1,717	8,684
Construction in progress	2,256,673	3,200,866

Total property and equipment	3,600,786	12,880,005
Less: accumulated depreciation and amortization	(116,796)	(965,231)

Total property and equipment, net	$3,483,990	$11,914,774

Depreciation and amortization on property and equipment was $12 million, $101 million, and $861 million for the years ended December 31, 2022, 2023, and 2024, respectively.

As discussed in Note 1—Overview and Summary of Significant Accounting Policies, the Company capitalizes interest associated with the construction of data centers and purchases of related technology equipment. There was $0 million, $41 million, and $159 million of interest capitalized during the years ended December 31, 2022, 2023, and 2024, respectively.

Asset Retirement Obligations

The following is a summary of activity relating to the liability for asset retirement obligations, included in other non-current liabilities on the consolidated balance sheets, which the Company expects to incur primarily in connection with the expected removal of certain equipment related to its data center fit outs (in thousands):

	December 31,	December 31,
	2023	2024
Beginning balance	$—	$7,496
Additions	7,254	26,293
Accretion expense	242	2,364

Ending balance	$7,496	$36,153

6. Goodwill and Intangible Assets

Goodwill

The following table summarizes the changes to goodwill (in thousands):

Amount
Balance at January 1, 2023	$97
Addition from the acquisition of Conductor	19,447

Balance at December 31, 2023 and 2024	$19,544

There were no impairment charges recorded to goodwill for any of the periods presented.

Intangible Assets, Net

Intangible assets, net consisted of the following (in thousands):

	December 31, 2023			December 31, 2024
	Acquired Intangibles, Gross	Accumulated Amortization	Acquired Intangibles, Net	Acquired Intangibles, Gross	Accumulated Amortization	Acquired Intangibles, Net
Acquired technologies	$5,453	$(1,600)	$3,853	$5,453	$(3,611)	$1,842
Other (1)	3,897	(747)	3,150	3,897	(830)	3,067

Total	$9,350	$(2,347)	$7,003	$9,350	$(4,441)	$4,909

(1)	Included in Other are customer relationships and trade names.

Amortization expenses for intangible assets were $0 million, $2 million, and $2 million for the years ended December 31, 2022, 2023, and 2024, respectively.

As of December 31, 2024, the expected future amortization expense related to intangible assets was as follows (in thousands):

Years Ending December 31,	Amount
2025	$2,058
2026	441
2027	427
2028	261
2029	246
Thereafter	1,476

Total expected future amortization expense	$4,909

7. Consolidated Balance Sheets Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31, 2023	December 31, 2024
Prepaid expenses	$54,338	$67,393
Tax receivables	17,647	9,145
Available-for-sale marketable securities	2,368	—
Other current assets	2,173	24,708

Total prepaid expenses and other current assets	$76,526	$101,246

Other Non-current Assets

Other non-current assets consisted of the following (in thousands):

	December 31, 2023	December 31, 2024
Escrow funds	$—	$336,055
Prepaid expenses	51,193	145,424
Notes receivable	—	107,597
Strategic investments	42,087	102,220
Other non-current assets	17,478	29,616

Total other non-current assets	$110,758	$720,912

8. Leases

The Company enters into leases as a lessee for data centers, office buildings, and equipment. The Company determines if an arrangement is a lease or contains a lease at inception and whether that lease meets the classification criteria for a finance or operating lease in accordance with U.S. GAAP. The Company applied judgment in performing the lease classification tests related to transfer of ownership, bargain purchase option, lease term assessment, estimated fair value, and the specialized nature of the underlying asset.

Leases for offices generally have an initial term of four to ten years, often with multi-year renewal periods. Data center leases generally have an initial term from three to fifteen years, some of which include options to extend the leases for up to ten years. Additionally, the Company’s equipment leases generally have an initial term of two years and include the option to purchase the asset. Variable costs generally relate to costs associated with Common Area Maintenance (CAM), utilities reimbursed to the landlord, and physical security expenses within certain lease agreements. These are not included in operating or finance lease cost and are expensed as incurred.

The components of total lease cost related to leases for the years ended December 31, 2022, 2023, and 2024 were as follows (in thousands):

	Year Ended December 31,
	2022	2023	2024
Operating lease cost:
Operating lease cost	$236	$41,515	$288,628

Finance lease cost:
Amortization of ROU assets	$1,904	$3,050	$18,565
Interest on lease liabilities	903	868	8,709

Total finance lease cost	$2,807	$3,918	$27,274

Variable lease cost	$370	$16,028	$54,633

Total lease cost	$3,413	$61,461	$370,535

Supplemental consolidated balance sheet information related to leases were as follows (in thousands):

	December 31, 2023	December 31, 2024
Operating leases:
Operating lease ROU assets	$461,966	$2,589,547

Operating lease liabilities, current	$39,789	$213,104
Operating lease liabilities, non-current	432,653	2,388,912

Total operating lease liabilities	$472,442	$2,602,016

Finance leases:
Property and equipment	$15,250	$157,146
Less: amortization	(4,954)	(23,544)

Property and equipment, net	$10,296	$133,602

Finance lease liabilities, current	$3,534	$57,801
Finance lease liabilities, non-current	510	34,120

Total finance lease liabilities	$4,044	$91,921

Supplemental consolidated cash flow and other information related to leases for the years ended December 31, 2022, 2023, and 2024 were as follows (in thousands):

	Year Ended December 31,
	2022	2023	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$456	$30,381	$253,285
Operating cash flows from finance leases	903	868	8,709
Financing cash flows from finance leases	3,840	7,606	54,052

Information relating to the lease term and discount rate for the years ended December 31, 2022, 2023, and 2024 were as follows:

	Year Ended December 31,
	2022	2023	2024
Weighted-average remaining lease term (in years):
Operating leases	6	8	9
Finance leases	2	1	2
Weighted-average discount rate:
Operating leases	12%	12%	12%
Finance leases	11%	11%	11%

The future lease payments included in the measurement of the Company’s operating lease liabilities and finance lease liabilities as of December 31, 2024, were as follows (in thousands):

	Future Payments
Years Ending December 31,	Operating Leases	Finance Leases
2025	$507,855	$64,267
2026	525,805	35,000
2027	538,988	—
2028	544,028	—
2029	475,670	—
Thereafter	1,775,509	—

Total undiscounted lease payments	4,367,855	99,267

Less: imputed interest	(1,765,839)	(7,346)

Present value of lease liabilities	$2,602,016	$91,921

The Company incurred interest expense on its finance leases of $1 million, $1 million, and $9 million for the years ended December 31, 2022, 2023, and 2024, respectively.

As of December 31, 2024, the Company executed additional lease agreements, primarily for data centers and office buildings, that had not yet commenced. The aggregate amount of estimated future undiscounted lease payments associated with such leases is $15.0 billion. These leases will commence between 2025 and 2026 with estimated lease terms of five to sixteen years.

As of December 31, 2024, the Company had additional lease agreements for various data center locations with commencement dates subject to regulatory approvals and completion of landlord improvements. The Company may be required to make fixed lease payments up to $1.1 billion over the next seventeen years. The Company will assess the lease classification upon lease commencement.

Additionally, in August 2024, the Company entered into a lease agreement for various buildings located at a single site intended to be used as data centers. The agreement provides access to 50 MW of electrical power, which is expected to be delivered in phases between the fourth quarter of 2025 and the fourth quarter of 2026. The Company will pay a portion of the construction costs incurred by the lessor during the construction period and during the lease term, which are considered variable lease payments. The Company will assess the lease classification upon lease commencement, estimated to be in 2027.

9. Commitments and Contingencies

Letters of Credit

As of December 31, 2023 and 2024, the Company had outstanding Letters of Credit (“LOC”) in the aggregate amount of $174 million and $533 million, respectively. These LOC guarantee the Company’s ability to fulfill its lease obligations, per the lease agreements. As of December 31, 2023 and 2024, the Company has not drawn on any of its LOC and is in compliance with the terms and conditions set forth by the financial institution. These LOC renew annually and expire on various dates through 2041.

Employee Benefit Plan

For the years ended December 31, 2022, 2023, and 2024, the Company contributed $0 million, $1 million, and $3 million, respectively, to the 401(k) Plan, which are allocated to cost of revenue, technology and infrastructure, sales and marketing, and general and administrative expenses in the consolidated statements of operations.

Indemnifications

The Company enters into indemnification provisions under certain agreements with other parties in the ordinary course of business. In its customer agreements, the Company has agreed to indemnify, defend, and hold harmless the indemnified party for third party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party intellectual property infringement claims. For certain large or strategic customers, the Company has agreed to indemnify, defend, and hold harmless the indemnified party for noncompliance with certain additional representations and warranties made by the Company. In addition, the Company indemnifies its officers, directors, and certain key employees while they are serving in good faith in their respective capacities.

While the Company has entered into various indemnification agreements, it has not incurred any material costs or claims under these agreements to date, and management does not expect any future claims to have a material adverse effect on the Company’s financial position or results of operations. It is not possible to determine the maximum potential amount under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, there have been no claims under any indemnification provisions.

Litigation

From time to time, the Company may be subject to various proceedings, lawsuits, disputes, or claims in the ordinary course of business. The Company investigates these claims as they arise. Although claims are inherently unpredictable, the Company is currently not aware of any matters that would, individually or taken together, have a material adverse effect on its business, financial position, results of operations, or cash flows. As of December 31, 2023 and 2024, the Company has not accrued any material potential loss.

10. Debt

The total debt obligations are as follows (in thousands):

	Maturities	Effective Interest Rates	December 31, 2023	December 31, 2024
2021 Convertible Senior Secured Notes	October 2025	17%	$55,125	$—
2022 Senior Secured Notes	October 2025 – April 2026	10%	125,000	—
Delayed Draw Term Loan Facility 1.0	March 2028	15%	1,374,924	2,012,500
Delayed Draw Term Loan Facility 2.0	May 2029	11%	—	3,843,819
2024 Term Loan Facility	December 2025	12%	—	1,000,000
Original Equipment Manufacturer financing arrangements	February 2026 – October 2027	9% – 11%	—	1,177,158

Total principal of debt			1,555,049	8,033,477
Less: Unamortized discount and issuance costs			(31,795)	(107,137)

Total debt, net of unamortized discount and issuance costs			1,523,254	7,926,340
Less: Debt, current			(171,865)	(2,468,425)

Total debt, non-current			$1,351,389	$5,457,915

As of December 31, 2024, the future principal payments for the Company’s total debt were as follows (in thousands):

Years Ending December 31,	Amount
2025	$2,483,202
2026	3,102,384
2027	1,771,071
2028	548,093
2029	128,727

Total	$8,033,477

For the years ended December 31, 2022, 2023, and 2024, total interest expense for the Company’s debt obligations was as follows (in thousands):

	Year Ended December 31,
	2022	2023	2024
Contractual interest expense	$4,914	$30,189	$474,844
Amortization of debt discounts and issuance costs and accretion of redemption premiums	3,803	16,533	33,376
PIK interest	—	21,621	—
Less: capitalized interest	(343)	(41,376)	(159,017)

Total	$8,374	$26,967	$349,203

2021 Unsecured Senior Subordinated Convertible Promissory Notes

In 2020 and 2021, the Company entered into unsecured bridge loan agreements with various investors, for a total principal amount of $4 million, carrying an annual interest rate of 7.00%. In April 2021, the loans were exchanged, pursuant to the original terms of the agreements, into convertible promissory notes with a principal balance of $4 million, an interest rate of 7.00% per annum, compounded annually, and convertible into shares of stock similar to shares of stock issued in the next round of financing. In April 2023, concurrent with the Series B round of financing, the convertible promissory notes were automatically converted pursuant to the original terms of the conversion feature into 624,227 shares of the Company’s Series B-1 redeemable convertible preferred stock, with no gain or loss recognized upon conversion.

2021 Convertible Senior Secured Notes

In October 2021, the Company executed a note issuance agreement and a note purchase agreement with a related party for the issuance of an aggregate principal amount of up to $50 million of convertible senior secured notes (the “2021 Convertible Senior Secured Notes”). The Company drew $20 million at execution and the remaining $30 million in April 2022. The 2021 Convertible Senior Secured Notes are collateralized by the Company’s property, equipment and other assets, excluding the financed property, equipment and other assets collateralized by the delayed draw term loans and Original Equipment Manufacturer (“OEM”) financing arrangements discussed below.

The 2021 Convertible Senior Secured Notes bear a stated annual interest rate of 10.00% for the first three years, payable semiannually on April 30 and October 30. Interest may be paid in cash or paid-in-kind (“PIK”), in which case additional 2021 Convertible Senior Secured Notes will be issued with a principal amount equal to the accrued interest, and otherwise which carry the same terms of the original notes (the “PIK Notes”). In April and October of 2023, an aggregate of $5 million principal amount of PIK Notes were issued in lieu of cash settlement of accrued interest.

If a qualified public company event (“QPCE”), defined as an IPO, direct listing, or special purpose acquisition company (“SPAC”) transaction, is not consummated on or prior to the date that is three (3) years from the issuance date, the interest rate shall automatically increase to 16.00% per year, prospectively, payable in cash. The 2021 Convertible Senior Secured Notes have a contractual maturity date of October 18, 2025. In the event the 2021 Convertible Senior Secured Notes are not otherwise converted or redeemed prior to the maturity date, and in the event that there is no QPCE, the investors will be entitled to redeem the 2021 Convertible Senior Secured Notes for cash in the amount equal to the principal, accrued and unpaid interest, plus a premium amount to ensure the holders realize an aggregate internal rate of return (“IRR”) of 16.00%. Prior to the maturity date, the 2021 Convertible Senior Secured Notes may be redeemed or converted as follows:

•

Redemption—From the third anniversary until a QPCE, the Company has the right, at its option, to redeem up to a principal amount of $15 million at a redemption price equal to principal amount plus accrued and unpaid interest plus a premium amount such that the holders of such principal amount of debt realize an IRR of 20.00% with respect to such redeemed amounts.

•

Conversion—Holders of the 2021 Convertible Senior Secured Notes have the right, at their option, to convert all or any portion of their notes into a number of shares of common stock at any time based on the outstanding principal and accrued interest divided by the conversion price in effect. The conversion price in effect shall be calculated as follows:

•	Initially, the conversion price is equal to $675 million (the “Maximum Conversion Valuation”) divided by the fully diluted shares of common stock outstanding, which was $43.91 per share.

•

If a qualified financing occurs prior to a QPCE, the Maximum Conversion Valuation will be reduced, but not increased, to the enterprise value derived from the qualified financing on a fully diluted basis.

•

Upon the occurrence of a QPCE, the conversion price will be reduced, but not increased, to 75% of either the price per share offered to the public in an IPO, 75% of the stock price after the closing of a direct listing, or 75% of the stock valuation derived from a SPAC transaction.

The Company determined that the conversion features, the accelerated redemption features, the variability in interest payments, and the Company’s redemption option are required to be bifurcated and accounted for as an embedded derivative. Accordingly, upon issuances in October 2021 and April 2022, the Company recognized embedded derivative liabilities of $0 million and $2 million, respectively. The Company used Level 3 inputs to determine the fair value of the embedded derivatives. Significant management assumptions and estimates were involved in this determination. As of December 31, 2023, the estimated fair value of 2021 Convertible Senior Secured Notes was $451 million. This amount includes the $55 million face value of the notes, $6 million in accreted redemption premiums, $2 million in unamortized debt discounts and issuance costs, which is a reduction to the net carrying value, and a $386 million embedded derivative requiring bifurcation. The embedded derivative is separated and included within derivative and warrant liabilities on the consolidated balance sheets.

For the years ended December 31, 2022, 2023, and 2024, the Company recorded losses related to the fair value adjustment of these derivative liabilities of $3 million, $361 million, and $627 million, respectively. During the years ended December 31, 2022, 2023, and 2024, total interest costs were $7 million, $31 million, and $8 million, respectively. These amounts are comprised of coupon interest of $4 million, $5 million, and $4 million, respectively; PIK interest cost was $0 million, $22 million, and $0 million, respectively; and amortization of debt discounts and issuance costs of $3 million, $4 million, and $4 million, respectively.

The debt host liability was initially recognized based on the proceeds received from issuance, net of issuance costs and net of the initial fair value of the bifurcated derivative. The debt host was subsequently accounted for using the effective interest method to amortize the discount and issuance costs and accrue for the premiums due at maturity in the event the debt was not early converted or redeemed earlier and no QPCE occurred.

The investors elected to convert all of the outstanding 2021 Convertible Senior Secured Notes on September 17, 2024, pursuant to the original terms of the conversion feature, resulting in the issuance of

1,227,199 shares of common stock and a cash payment of $2 million for accrued interest and cash in lieu of fractional shares. The conversion was accounted for as an extinguishment. Equity increased by the settlement-date fair value of the common shares issued of $1.1 billion. Additionally, a $6 million extinguishment loss is included in other income, net, which represents the difference between the fair value of the shares and the combined carrying amounts of the debt host and the bifurcated embedded derivative liability.

2022 Senior Secured Notes

In October 2022, the Company executed a note issuance agreement and a note purchase agreement (the “2022 Senior Secured Notes”) with a related party for an aggregate principal amount of up to $125 million. The Company drew down $30 million upon execution (the “First Closing”), an additional $30 million in November 2022 (the “Second Closing”), an additional $40 million in January 2023 (the “Third Closing”), and the remaining $25 million in April 2023 (the “Fourth Closing”). The 2022 Senior Secured Notes are collateralized by the Company’s property, equipment and other assets, excluding the financed property, equipment and other assets collateralized by the delayed draw term loans and OEM financing arrangements discussed below.

The first three tranches of 2022 Senior Secured Notes bear 0.0% interest from the issuance date through April 16, 2024, and 12.00% interest per annum from and after April 17, 2024. Interest payments are due, in cash, semiannually on April 14 and October 14 of each year, beginning on April 14, 2024. All principal and accrued and unpaid interest are due on October 17, 2025.

The fourth tranche of 2022 Senior Secured Notes bear 0.0% interest from the issuance date through October 19, 2024, and 12.00% interest per annum from and after October 20, 2024. Interest payments are due, in cash, semiannually on April 14 and October 14 of each year, beginning on October 14, 2024. All principal and accrued and unpaid interest are due on April 20, 2026.

The Company may redeem the debt at any time, or the debt may be required to be redeemed early upon the occurrence of customary events of default or change of control. In the event the debt is redeemed prior to the maturity date, the redemption price is equal to the principal amount plus accrued and unpaid interest, plus a potential early redemption premium based on the following schedule:

•

No premium if redeemed prior to April 17, 2024, or on or after October 2, 2025 (with respect to the notes issued in the First Closing, Second Closing and Third Closing) or prior to October 20, 2024, or on or after April 7, 2026 (with respect to the notes issued in the Fourth Closing).

•

10.00% premium if redeemed on or after April 17, 2024, but before July 17, 2024 (with respect to the notes issued in the First Closing, Second Closing and Third Closing) or on or after October 20, 2024, but before January 20, 2025 (with respect to the notes issued in the Fourth Closing).

•

8.50% premium if redeemed on or after July 17, 2024, but before October 17, 2024 (with respect to the notes issued in the First Closing, Second Closing and Third Closing) on or after January 20, 2025, but before April 20, 2025 (with respect to the notes issued in the Fourth Closing).

•

7.00% premium if redeemed on or after October 17, 2024, but before January 17, 2025 (with respect to the notes issued in the First Closing, Second Closing and Third Closing) or on or after April 20, 2025, but before July 20, 2025 (with respect to the notes issued in the Fourth Closing).

•

5.50% premium if redeemed on or after January 17, 2025, but before April 17, 2025 (with respect to the notes issued in the First Closing, Second Closing and Third Closing) or on or after July 20, 2025, but before October 20, 2025 (with respect to the notes issued in the Fourth Closing).

•

4.00% premium if redeemed on or after April 17, 2025, but before July 17, 2025 (with respect to the notes issued in the First Closing, Second Closing and Third Closing) or on or after October 20, 2025, but before January 20, 2026 (with respect to the notes issued in the Fourth Closing).

•

2.50% premium if redeemed on or after April 17, 2025, but before October 2, 2025 (with respect to the notes issued in the First Closing, Second Closing and Third Closing) on or after to January 20, 2026, but before April 7, 2026 (with respect to the notes issued in the Fourth Closing).

In conjunction with the borrowing under the 2022 Senior Secured Notes, the Company granted the 2022 Senior Secured Note holders fully vested penny warrants and regular warrants to purchase shares of the Company’s common stock upon each closing:

•	First Closing: Penny warrants for 93,687 shares and regular warrants for 52,048 shares.

•	Second Closing: Penny warrants for 93,687 shares and regular warrants for 52,048 shares.

•	Third Closing: Penny warrants for 124,918 shares and regular warrants for 69,400 shares.

•	Fourth Closing: Penny warrants for 78,073 shares and regular warrants for 43,374 shares.

All warrants issued in the First Closing, Second Closing and Third Closing expire on October 17, 2029 and all warrants issued in the Fourth Closing expire on April 20, 2030. The penny warrants have an exercise price of $0.01 per share. The regular warrants are exercisable at a price per share equal to the lower of (subject to adjustment as provided in the 2022 Senior Secured Notes):

a)	if, prior to an IPO or SPAC Transaction, the Company completes a qualified equity financing, the purchase price or deemed purchase price per share of common stock in the qualified equity financing; or

b)	the purchase price determined based on a valuation of the Company of:

(i)	$1,500,000,000, if the principal amount of the 2022 Senior Secured Notes is repaid in full within one hundred twenty (120) days after the original issue date;

(ii)	$1,300,000,000, if the principal amount of the 2022 Senior Secured Notes is repaid in full within one hundred twenty-one (121) to two hundred forty (240) days after the original issue date;

(iii)	$1,100,000,000, if the principal amount of the 2022 Senior Secured Notes is repaid in full within two hundred forty-one (241) to three hundred sixty (360) days after the original issue date; or

(iv)	$1,000,000,000, if the principal amount of the 2022 Senior Secured Notes is repaid in full three hundred sixty-one (361) or more days after the original issue date.

The penny warrants are classified within stockholders’ deficit on the consolidated balance sheets, as their settlement is indexed to the Company’s own stock in accordance with ASC 815, Derivatives and Hedging.

The regular warrants are classified as derivative liabilities as their settlement amounts are not solely indexed to the Company’s own stock and settled in equity.

The Company recorded a loss related to the fair value adjustment of these warrant liabilities of $0 million, $67 million, and $129 million within loss on fair value adjustments in the consolidated statements of operations during the years ended December 31, 2022, 2023, and 2024, respectively.

The fair values of the regular warrants were remeasured to $71 million and $200 million as of December 31, 2023 and 2024, respectively. These amounts are included within derivative and warrant liabilities on the consolidated balance sheets.

The Second Closing and the Third Closing were loan commitments that were required to be issued and funded. The fees associated with the loan commitment were initially capitalized and accounted for as deferred financing costs. As these closings were completed, the associated portions of the deferred financing costs were reclassified as the debt discount for the portion of the drawn loans and amortized to interest expense. As of

December 31, 2023, the carrying value of the notes was $124 million, which approximates fair value. The penny warrants and regular warrants issued in connection with the first three closings were recorded as part of the deferred financing costs equal to their issuance date fair values of $6 million and $3 million, respectively.

The Fourth Closing provided the lenders the option, but not the obligation to purchase up to $25 million principal amount of notes and the associated portion of penny warrants and regular warrants. The option was accounted for as a derivative liability issued on the initial closing date, representing part of the deferred financing costs of $1 million for the loan commitments. The written option was remeasured to fair value through the settlement date completed in April 2023, and the Company recognized a loss for the change in fair value of $2 million during the year ended December 31, 2023. The notes, penny warrants, and regular warrants issued upon settlement of the Fourth Closing were initially recorded at their respective fair values of $22 million, $4 million, and $2 million, respectively.

In June 2024, the Company issued notice to the lenders to exercise its option to redeem the 2022 Senior Secured Notes. In July 2024, the Company settled the entire principal amount of the notes for a redemption price of $137 million, inclusive of prepayment premium and accrued and unpaid interest, resulting in an extinguishment loss of $6 million, which is included in other income, net.

Delayed Draw Term Loans

Delayed Draw Term Loan Facility 1.0

In July 2023, one of the Company’s subsidiaries, CoreWeave Compute Acquisition Co. II, LLC (“CCAC II”), entered into a delayed draw term loan with various lenders and U.S. Bank, N.A., as the administrative and collateral agent. The agreement provides for a delayed draw term loan facility of up to $2.3 billion (as amended, the “DDTL 1.0 Facility”). Borrowings under the DDTL 1.0 Facility were used to finance a portion of the purchase consideration, fees, and expenses relating to the acquisition of computing equipment.

The DDTL 1.0 Facility contains covenants that restrict the ability of the Company and/or CCAC II to incur or guarantee additional indebtedness; pay dividends and make other distributions or repurchase stock; make certain investments; create or incur liens; sell assets; enter into certain transactions with affiliates; and merge, consolidate or transfer or sell all or substantially all of its assets.

All obligations under the DDTL 1.0 Facility are unconditionally guaranteed by the Company. Obligations outstanding under the DDTL 1.0 Facility are secured by perfected first priority pledges of and security interests in (i) the equity interests of CCAC II held by its direct parent and (ii) substantially all of the assets of CCAC II.

Interest on outstanding borrowings on the DDTL 1.0 Facility accrues at a rate per annum equal to either, at the Company’s election, Term SOFR plus 8.75% or the alternative base rate plus 7.75%. On May 15, 2024, the interest rate was modified to Term SOFR plus 9.62% or the alternative base rate plus 8.62%. As of December 31, 2023, and 2024, the actual average interest rate being charged on the amounts borrowed against the DDTL 1.0 Facility was 14.12% and 14.11%, respectively.

Throughout 2023 and 2024, the Company borrowed against the $2.3 billion facility commitment. The principal amount of the loans is required to be repaid in quarterly installments, with the final balloon payment due on March 28, 2028. The loans are prepayable at any time, from time to time, at the Company’s option, and are required to be prepaid upon the occurrence of an event of default or change of control of the Company, or with the proceeds of certain asset dispositions or incurrence of indebtedness. If the loans are prepaid prior to the fourth anniversary of the loan commitment termination date, in addition to principal and accrued interest, the Company is required to pay an applicable premium equal to (a) with respect to prepayments made prior to the third anniversary of the loan commitment termination date, the present value of future interest payments that would have accrued on the principal amount of the loans being prepaid through the third anniversary of the loan commitment termination date based on the interest rate in effect plus 1.00% of the principal amount of the loans being prepaid or (b) with respect to prepayments made between the third and fourth anniversary of the loan commitment termination date, an amount equal to 1.00% of the principal amount of the loans being prepaid.

As of December 31, 2023 and 2024, the amounts outstanding were $1.4 billion and $2.0 billion, respectively, under the DDTL 1.0 Facility. The Company incurred deferred financing costs of $12 million and recorded debt discounts of $24 million and $22 million for the years ended December 31, 2023 and 2024, respectively. These costs are capitalized as a reduction to the outstanding debt balance on the consolidated balance sheets and are being amortized to interest expense over the term of the DDTL 1.0 Facility. Amortization of debt issuance costs and debt discounts was $2 million and $20 million for the years ended December 31, 2023 and 2024, respectively.

The Company was required to maintain restricted cash equal to 16.00% of the drawn balance, totaling $220 million as of December 31, 2023. In May 2024, in conjunction with the amendment to the interest rate, the restricted cash requirement was reduced to 4.00% of the drawn balance, but in no event can the liquidity requirement be greater than $56 million. As of December 31, 2024, $56 million was restricted cash in relation to this agreement.

Delayed Draw Term Loan Facility 2.0

In May 2024, one of the Company’s subsidiaries, CoreWeave Compute Acquisition Co. IV, LLC (“CCAC IV”) entered into a second agreement with various lenders and U.S. Bank, N.A., as the administrative and collateral agent. The agreement provides for another delayed draw term loan facility of up to $7.6 billion (as amended, the “DDTL 2.0 Facility”). Borrowings under this agreement were established to primarily finance capital expenditures necessary to fulfill customer contracts, including the acquisition of GPU servers and related infrastructure.

Under the DDTL 2.0 Facility, additional loans may be drawn until June 2025, with an option to extend the commitment period by three months subject to lender consent. The total loans available are constrained by the purchase price of assets for which the loans are being used to finance with such percentage based upon the depreciable cost of GPU servers.

All obligations under the DDTL 2.0 Facility are unconditionally guaranteed by the Company. Obligations outstanding under the DDTL 2.0 Facility are secured by perfected first priority pledges of and security interests in (i) the equity interests of CCAC IV held by its direct parent and (ii) substantially all of the assets of CCAC IV.

The DDTL 2.0 Facility contains covenants that restrict the ability of the Company and/or CCAC IV to incur or guarantee additional indebtedness; pay dividends and make other distributions or repurchase stock; make certain investments; create or incur liens; sell assets; enter into certain transactions with affiliates; and merge, consolidate or transfer or sell all or substantially all of its assets.

Interest on outstanding borrowings on the DDTL 2.0 Facility accrues at a rate per annum equal to either, at the Company’s election, Term SOFR or the alternative base rate plus a spread based on the credit quality of the associated customer contracts. For specified investment-grade customers, the spread is equal to 6.00% for Term SOFR denominated loans and 5.00% for base rate denominated loans. For investment-grade customers, the spread is equal to 6.50% for Term SOFR loans and 5.50% for base rate loans. For non-investment-grade customer contracts, the spread is equal to 13.00% for Term SOFR loans and 12.00% for base rate loans.

The principal amount of the loans is required to be repaid in quarterly installments, beginning in October 2025, with the final balloon payment due on five years after the applicable loan was funded. The loans are prepayable at any time, from time to time, at the Company’s option and are required to be prepaid upon the occurrence of an event of default or change of control of the Company, or incurrence of certain indebtedness. If the loans are prepaid prior to the 30-month anniversary of the loan commitment termination date, in addition to principal and accrued interest, the Company is required to pay an applicable premium equal to the present value of future interest payments that would have accrued through the 30-month anniversary of the loan commitment termination date based on the interest rate in effect.

As of December 31, 2024, the actual average interest rate being charged on the amounts borrowed against the DDTL 2.0 Facility was 10.53% and the total amount borrowed was $3.8 billion. The Company incurred deferred financing costs of $3 million and recorded debt discounts of $58 million related to the issuance of the DDTL 2.0 Facility. These costs are capitalized as a reduction to the outstanding debt balance on the consolidated balance sheets and are being amortized to interest expense over the term of the DDTL 2.0 Facility. Amortization of debt issuance costs and debt discounts was $5 million for the year ended December 31, 2024. The Company is required to maintain restricted cash equal to 2.00% of the drawn balance, totaling $77 million as of December 31, 2024. Additionally, the Company incurred undrawn fees totaling $4 million for the year ended December 31, 2024, which is recognized in interest expense, net in the consolidated statements of operations.

Revolving Credit Facility

On June 21, 2024, the Company entered into a credit agreement with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent. The credit agreement matures on June 21, 2027. The credit agreement originally provided for a $100 million senior revolving credit facility. On October 7, 2024, the credit agreement was amended to have a capacity of $650 million consisting of (i) a $500 million secured facility and (ii) a $150 million unsecured facility to support the expansion of the Company’s data center infrastructure and AI-driven cloud computing operations. On December 2, 2024, the credit agreement was further amended to provide for the $650 million senior revolving credit facility to be fully secured (the “Revolving Credit Facility”). The Revolving Credit Facility includes a $175 million letter of credit sub-facility. As of December 31, 2024, the Company had not drawn on the Revolving Credit Facility.

Amounts borrowed under the Company’s Revolving Credit Facility are subject to an interest rate per annum equal to, at the Company’s option, either (a) for base rate loans, an applicable margin of 0.75% plus a base rate (subject to a 1.00% floor) determined by reference to the highest of (i) the prime rate, (ii) the greater of (a) the federal funds effective rate and (b) the overnight bank funding rate, in each case, plus 0.50%, and (iii) the one month term Secured Overnight Financing Rate (“SOFR”) plus 1.00% or (b) for term benchmark loans, an applicable margin of 1.75% plus the term SOFR (subject to a 0.00% floor) for a one, three or six month interest period. Additionally, the Company is required to pay a fee of 0.25% per annum on the average undrawn commitment. The Company may voluntarily prepay outstanding loans under its Revolving Credit Facility at any time without premium or penalty.

2024 Term Loan Facility

In December 2024, the Company entered into a credit agreement providing for a $1.0 billion term loan facility (the “2024 Term Loan Facility”) consisting of (i) a $229 million secured facility and (ii) a $771 million unsecured facility. On December 16, 2024, the Company borrowed the full $1.0 billion of loans available under the agreement. The proceeds from the term loan facility may be used for working capital and general corporate purposes (including the financing of acquisitions and investments).

The Company incurred deferred financing costs related to the issuance of the 2024 Term Loan Facility of $16 million. These costs are capitalized as a reduction to the outstanding debt balance within Debt, current on the consolidated balance sheets and are being amortized to interest expense over the term of the 2024 Term Loan Facility. As of December 31, 2024, the unamortized deferred financing costs were $15 million.

The 2024 Term Loan Facility matures December 16, 2025. The Company may prepay at any time, from time to time, at its option, upon the occurrence of an event of default, or with the proceeds of certain asset dispositions, incurrences of indebtedness or equity issuances, including a requirement to be prepaid with some or all of the proceeds of an initial public offering. Amounts borrowed under the term loan facility are subject to an interest rate per annum equal to, at the Company’s option, either (a) Term SOFR plus 5.25% for the first 180 days, 5.75% for the next 90 days, and 6.25% for the remainder of the term of the 2024 Term Loan Facility or (b) the alternative base rate (as described previously) plus 4.25% for the first 180 days, 4.75% for the next 90 days, and 5.25% for the remainder of the term of the 2024 Term Loan Facility. As of December 31, 2024, the actual interest rate being charged on the amounts borrowed against the 2024 Term Loan Facility was 9.65%. The 2024 Term Loan Facility contains customary affirmative and negative covenants.

OEM Financing Arrangements

The Company entered into various agreements with an OEM between February and December 2024 whereby the Company obtained financing for certain equipment with an aggregate notional balance of $1.3 billion as of December 31, 2024. Related to the financing agreements, the Company granted a security interest for the financed equipment. The agreements are accounted for as financing arrangements, with terms between two to three years. The financing arrangements have a stated repayment schedule over the term with effective interest rates between 9% to 11%. The Company did not incur any debt issuance costs associated with the financing arrangements. Interest expense for the year ended December 31, 2024 was $60 million.

DCSP Financing Arrangements

In June 2023, the Company entered into a service agreement with a data center service provider (the “DCSP”) (the “DCSP Service Agreement”). Under the DCSP Service Agreement, the DCSP will design, purchase, build, and manage a data center providing access to up to 78 MW of electrical power to be delivered in phases. Separately, during the year ended December 31, 2024, the Company purchased $116 million of critical infrastructure assets to support the data center site (the “Existing Critical Infrastructure Assets”).

In October 2024, the Company, as a lender, entered into a Senior Secured Delayed Draw Term Loan Credit Agreement (the “Note Receivable”, and collectively, with the DCSP Service Agreement, the “DCSP Financing Arrangements”) with the DCSP to facilitate the purchase of critical infrastructure assets. The Note Receivable agreement provides for a total commitment of up to $305 million in delayed draw term loan funding for a term of seven years with a stated interest rate of 13.00% per annum. The Company incurred an immaterial amount of fees in conjunction with the issuance of the Note Receivable.

The Note Receivable is secured by the new and existing critical infrastructure assets that support current and future phases of the build out at the data center and is prepayable at any time by the DCSP with no penalty.

During the year ended December 31, 2024, the DCSP borrowed under the Note Receivable to settle amounts previously advanced to the DCSP by the Company, finance purchases of additional critical infrastructure assets, and purchase the Existing Critical Infrastructure Assets. Under the terms of the DCSP Service Agreement, the Company continues to control the Existing Critical Infrastructure Assets and the Company recorded a financing obligation related to the consideration received for the Existing Critical Infrastructure Assets. The financing obligation is payable over a term of 14 years and has an imputed interest rate of 15%. The Existing Critical Infrastructure Assets are included in property and equipment, net, on the consolidated balance sheets and are depreciated over their estimated useful life.

As of December 31, 2024, the future contractual principal payments under the financing obligation due to the DCSP were as follows (in thousands):

Years Ending December 31,	Contractual Principal Payments
2025	$19,672
2026	19,658
2027	19,645
2028	19,630
2029	19,616
Thereafter	175,800

Total future payments	274,021
Less: amount representing interest	(158,081)

Total financing obligation	$115,940
Less: current portion	(2,087)

Long-term portion	$113,853

The DCSP Financing Arrangements allow for the net settlement of amounts due between the parties and meet the criteria for right of setoff in accordance with ASC 210, Balance Sheet. As of December 31, 2024, the gross amount of the Note Receivable is $224 million, which is presented net of the financing obligation of $116 million. The accrued interest on the Note Receivable is forgiven if the DCSP achieves certain construction milestones in the first quarter of 2025. For the year ended December 31, 2024, the Company did not recognize any interest income as the Company does not expect to be entitled to the accrued interest. The total interest expense related to the financing obligation for the year ended December 31, 2024 was $3 million.

11. Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Redeemable Convertible Preferred Stock

As of December 31, 2023 and 2024, the Company had four and five classes of redeemable convertible preferred stock, respectively. As of December 31, 2023, redeemable convertible preferred stock consisted of the following (in thousands, except per share amounts):

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value	Aggregate Liquidation Preference
Series Seed	3,000	2,445	$1.00	$2,205	$2,205
Series A	1,209	994	2.33	2,316	2,316
Series B	3,999	3,775	111.53	455,996	421,001
Series B-1	624	520	8.02	4,173	4,173

Total	8,832	7,734		$464,690	$429,695

As of December 31, 2024, redeemable convertible preferred stock consisted of the following (in thousands, except per share amounts):

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value	Aggregate Liquidation Preference
Series Seed	3,000	2,279	$1.00	$2,039	$2,039
Series A	1,209	968	2.33	2,256	2,256
Series B	3,999	3,999	111.53	550,595	446,002
Series B-1	624	510	8.02	4,091	4,091
Series C	1,476	1,476	779.05	1,163,130	1,163,671

Total	10,308	9,232		$1,722,111	$1,618,059

In April 2023, the Company authorized a total of 3,998,938 shares of Series B redeemable convertible preferred stock, with a par value of $0.0001 per share and an original issue price of $111.53 per share, pursuant to an amendment of the certificate of incorporation. Additionally, the Company issued a total of 624,227 shares of Series B-1 redeemable convertible preferred stock, with a par value of $0.0001 per share to settle the outstanding principal and interest balance of the 2021 Unsecured Senior Subordinated Convertible Promissory Notes based on a conversion price, equal to the original issue price of $8.02 per share. Refer to Note 10—Debt for additional information.

During the year ended December 31, 2023, the Company issued 3,774,782 shares of Series B redeemable convertible preferred stock for total gross proceeds of $421 million. At the time of the initial issuance, the Company granted an option to the lead investor, a related party, to purchase up to 2,017,402 shares of Series B redeemable convertible preferred stock over a period of up to nine months, at the original issuance price of $111.53 per share. The Series B tranche liability was required to be recognized as a liability as it represented a contract to purchase redeemable equity. A portion of the proceeds of the original issuance was allocated to the initial recognition of the liability. The liability was subsequently remeasured to fair value with changes in fair value recognized in earnings through the settlement date. In May 2023, 1,793,246 shares of Series B redeemable convertible preferred stock were issued upon exercise of the portion of the Series B tranche liability. In January 2024, 224,156 shares of Series B redeemable convertible preferred stock were issued upon exercise of the remaining portion of the Series B tranche liability. For the years ended December 31, 2023 and 2024, the Company recognized a fair value adjustment loss of $105 million and no material gain or loss, respectively, on the remeasurement of the Series B tranche liability.

In May 2024, the Company issued 1,476,156 shares of Series C redeemable convertible preferred stock with a par value of $0.0001 per share and an original issue price of $779.05 per share for total gross proceeds of $1.1 billion and incurred related issuance costs of $3 million.

The holders of the redeemable convertible preferred stock have the following rights, preferences, and privileges:

Voting

Except as provided by law or by the Company’s certificate of incorporation, the holders of redeemable convertible preferred stock have full voting rights, equivalent to the voting rights of holders of common stock, as if converted. The preferred stockholders vote together as a single class, except as provided by law or by the Company’s certificate of incorporation.

Dividends

Holders of the redeemable convertible preferred stock are entitled to participate in any dividends distributed to holders of common stock, as if converted.

Holders of the Series C redeemable convertible preferred stock are entitled to a cumulative dividend that accrues from day-to-day at a rate of 10% per annum of the accumulated stated value, which is initially equal to $779.05 per share. Cumulative dividends are payable quarterly and can be paid in cash, or paid in kind by being added to the accumulated stated value preference. The holders of Series C redeemable convertible preferred stock are entitled to receive the cumulative dividends prior and in preference to the payment of any other dividend. For the year ending December 31, 2024, the Company paid a total cash dividend of $59 million and a total PIK dividend, recognized at fair value, of $16 million. The PIK dividend payment increased the accumulated stated value of the Series C Redeemable Preferred Stock by $14 million, which is equivalent to the amount that would have been paid in cash. This increased value will be used to calculate future quarterly dividends payable.

Conversion

Each share of redeemable convertible preferred stock is convertible at any time at the election of the holder into Class A common stock. The conversion rate is determined by dividing the original issue price, or in the case of the Series C, the accumulated stated value plus accrued and unpaid dividends (without double counting), by the conversion price at the time of conversion, with the conversion price initially equal to the original issue price, subject to customary anti-dilutive adjustments for stock splits, dividends, and other applicable corporate events. As of December 31, 2023, each share of redeemable convertible preferred stock was convertible into one share of Class A common stock. As of December 31, 2024, each share of Series Seed, Series A, Series B and Series B-1 redeemable convertible preferred stock was convertible into one share of Class A common stock and each share of Series C redeemable convertible preferred stock was convertible into 1.0119 shares of Class A common stock.

Conversion is mandatory upon the occurrence of either: (i) an IPO at a price per share of at least $139.41 resulting in at least $125 million in proceeds to the Company, net of underwriting discount and commissions, or (ii) the election by the holders of a majority of the redeemable convertible preferred stock, voting together as a single class, provided that the consent of holders of at least 20% of the then-outstanding Series B redeemable convertible preferred stock is required with respect to the Series B redeemable convertible preferred stock, and the consent of holders of at least 90% of the then-outstanding Series C redeemable convertible preferred stock is required with respect to the Series C redeemable convertible preferred stock if in connection with a Deemed Liquidation Event (as defined in the Company’s certificate of incorporation) in which the holders of Series C redeemable convertible preferred stock will receive consideration per share that is less than the accumulated stated value.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, or any Deemed Liquidation Event (including mergers or consolidations), (i) first, holders of Series C redeemable convertible preferred stock are entitled to be paid out of any funds available for distribution, (ii) then, holders of Combined Series B Preferred Stock (Series B, Series B-1) are entitled to be paid out of any funds available for distribution, (iii) then, holders of Junior Preferred Stock (Series Seed, Series A) are entitled to be paid out of any funds available for distribution, and the holders of redeemable convertible preferred stock may elect to redeem their shares in the event the shares are not redeemed by the Company within 90 days of the consummation of such transactions, before any payments are made to holders of Junior Preferred Stock or common stock. Holders are entitled to the greater of: (x) the original issue price of such shares and in the case of the Series C redeemable convertible preferred stock, the accumulated stated value plus accrued and unpaid dividends, or (y) the amount per share that would have been payable had all redeemable convertible preferred stock been converted immediately prior to the liquidation.

Optional Redemption

The holders have the option, but not the obligation, to force the Company to redeem their shares for a redemption price equal to the accumulated stated value per share plus accrued and unpaid dividends, with such option being accelerated upon the occurrence of a change of control. In the event the Series C redeemable convertible preferred stock is converted upon an IPO, the holders will be entitled to redeem the common stock issued upon conversion of the Series C for $779.05 cash per share at the second anniversary of the first trading day after the IPO. The Company concluded that the redemption features were embedded within the respective shares of stock and were not required to be bifurcated because the redemption features would not meet the definition of a derivative if they were freestanding.

Protective Provisions

In addition to the rights and privileges listed for all redeemable convertible preferred stock, the Series B redeemable convertible preferred stock includes certain special rights, such as the ability to elect one member of the Company’s Board of Directors (“Board”), and protective rights, such as the ability to veto an increase in the authorized number of shares of Combined Series B Preferred Stock (Series B, Series B-1). Series C convertible preferred stock also includes protective rights, such as the ability to veto an increase in the authorized number of shares of Series C redeemable convertible preferred stock.

Classification of Redeemable Convertible Preferred Stock

Although the Company’s redeemable convertible preferred stock is not mandatorily redeemable, it is classified outside of stockholders’ deficit because it is contingently redeemable upon certain Deemed Liquidation Events outside the Company’s control. Accordingly, redeemable convertible preferred stock is presented outside of permanent equity in the mezzanine section of the consolidated balance sheets. With the exception of the Series C, the redeemable convertible common stock is not being remeasured to redemption value because the redemption rights are contingently exercisable upon the occurrence of events that are not within the control of the holders, the contingent events were not deemed probable of occurring at any time during the periods presented, and therefore, the instruments were not deemed probable of becoming redeemable.

The holders of the Series C redeemable convertible preferred stock are entitled to redeem their shares for cash on the date the put option becomes exercisable, without contingency. As a result, the carrying value of the Series C redeemable convertible preferred stock is being accreted to its redemption value over the period from issuance to when the redemption option first becomes exercisable. The cumulative dividends on the Series C redeemable convertible preferred stock are accrued as dividend liabilities in the event the Company elects to settle in cash, or included in the calculation of the accretion to redemption value in the event the Company elects to settle the cumulative dividend in kind.

Common Stock

As of December 31, 2023 and 2024, the Company was authorized to issue 23,451,535 and 34,534,000 shares of common stock, respectively, with a par value of $0.0001 per share. As of December 31, 2023, the Company had one class of common stock. During the year ended December 31, 2024, the Company’s certificate of incorporation was amended such that the Company’s common stock consists of Class A common stock and Class B common stock. Common stockholders are entitled to receive any dividends if and when declared by the Board, and upon liquidation or dissolution, are also entitled to receive all assets legally available for distribution to stockholders, ratably in proportion to the number of shares held, subject to the rights of preferred stockholders. As of December 31, 2023 and 2024, no dividends on the Company’s common stock had been declared by the Board.

Voting

Holders of Class A common stock are entitled to one vote per share. Holders of Class B common stock are entitled to one vote per share prior to the completion of the Company’s IPO. Upon the completion of the IPO, each share of Class B common stock will entitle the holder to ten votes per share. Holders of Class A common stock and Class B common stock vote together as a single class, except where otherwise required by law.

Conversion

Shares of Class B common stock are convertible at any time at the option of the holder into shares of Class A common stock on a one-to-one basis. In addition, each share of Class B common stock will automatically convert into a share of Class A common stock, as a result of certain events, including upon a non-permitted sale or transfer. Further, upon certain events specified in the certificate of incorporation, all outstanding shares of Class B common stock will convert automatically into shares of Class A common stock. Class A common stock is not convertible into any other class of shares.

Dividend and Liquidation Rights

Both Class A common stock and Class B common stock participate equally in any dividends declared by the Company, subject to the rights of preferred stockholders. In the event of liquidation, dissolution, or winding up of the Company, holders of Class A common stock and Class B common stock are entitled to share in any distribution of assets remaining after payment of liabilities, subject to the rights of preferred stockholders.

Treasury Stock

In October 2023, the Company agreed to repurchase 224,155 shares of callable Class A common stock at $143.00 per share in connection with shares issued pursuant to a stock purchase agreement with a customer. The aggregate purchase price of $32 million represented the approximate fair value of the shares, net of the fair value of the embedded call option, which was recorded as treasury stock on the consolidated balance sheets.

In May 2024, the Company repurchased 105,245 shares of callable Class A common stock that were legally issued to Conductor. This action settled the Company’s liability to issue shares in connection with the business combination. Refer to Note 4—Business Combination for additional information.

Stock Option Plan

In July 2019, the Company adopted a stock option plan (the “2019 Stock Option Plan” or the “Plan”). The purpose of the Plan is to provide incentives to attract, retain, and motivate eligible persons whose potential contributions are important to the success of the Company by offering those eligible persons an opportunity to participate in the Company’s future performance through the grant of awards of common stock. The total number of shares authorized by the Board to be issued under the Plan are 3,331,880 and 3,681,880 shares as of December 31, 2023 and 2024, respectively. In the event that shares previously issued under the Plan are reacquired by the Company pursuant to a forfeiture provision, right of first refusal, or repurchase by the Company, such shares shall be added back to the number of shares then available for issuance under the Plan. As of December 31, 2023 and 2024, 553,062 and 187,524 shares, respectively, were available for issuance under the Plan.

The Company may grant stock options to employees, contractors, or other entities in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business. Stock options may be treated as incentive stock options or nonqualified stock options depending on the specific circumstances of an optionee’s relationship with the Company and the number of stock options vesting or exercised in a calendar year. Stock options granted under the Plan generally vest either over a three-year or four-year period. The Company may award stock options that are immediately exercisable, subject to a repurchase right. The Company may also grant stock options that allow for acceleration of vesting. The stock options granted under the Plan will expire after ten years from the time of their grant. The Company issues common stock upon the exercise of stock options.

The following table summarizes stock option activity under the Plan (share data and aggregate intrinsic value in thousands):

	Stock Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance at January 1, 2023	1,633	$7	8	$20,770
Granted	1,165	70
Exercised	(217)	8
Forfeited, expired, or canceled	(19)	34

Outstanding at December 31, 2023	2,562	$35	8	$795,013

Granted	—	—
Exercised	(144)	20
Forfeited, expired, or canceled	(57)	81

Outstanding at December 31, 2024	2,361	$35	7	$2,163,455

Vested and expected to vest at December 31, 2023	2,562	$35	8	$795,013

Vested and expected to vest at December 31, 2024	2,361	$35	7	$2,163,455

Exercisable at December 31, 2023	1,218	$7	6	$411,567

Exercisable at December 31, 2024	1,551	$20	6	$1,444,794

The Company did not grant any stock options during the year ended December 31, 2024.

The weighted-average grant date fair value of stock options granted during the years ended December 31, 2022 and 2023 were $9.43 and $129.97 per share, respectively.

The aggregate grant date fair value of stock options vested during the years ended December 31, 2022, 2023, and 2024 were $2 million, $10 million, and $45 million, respectively.

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2022, 2023, and 2024, was $0 million, $38 million, and $117 million, respectively. The intrinsic value for options exercised is the difference between the estimated fair value of the stock and the exercise price of the stock option at the date of exercise.

The Black-Scholes option-pricing model assumptions used to value the employee stock options at the grant dates were as follows, presented on a weighted-average basis except for the fair value of common stock which is presented on a range basis:

	Year Ended December 31, 2022	Year Ended December 31, 2023
Fair value of common stock	$11 - 20	$37 - 345
Expected volatility	97%	58%
Expected term (in years)	6	6
Risk-free interest rate	4%	4%
Expected dividend yield	0%	0%

These assumptions and estimates were determined as follows:

Expected Volatility—As there is no public market for the Company’s common stock, the expected volatility was determined using the historical volatilities of publicly listed peer companies over a period equivalent to the expected term of the awards.

Expected Term—The expected term represents the period that the stock-based awards are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the stock options.

Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent expected term of the stock options at the time of grant.

Expected Dividend Yield—The expected dividend is assumed to be zero, as the Company has never paid dividends on its common stock and has no current plans to do so.

Fair Value Per Share of the Company’s Common Stock—Because the Company’s common stock is not yet publicly traded, the Company must estimate the fair value of its common stock. The Board considers numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations of the Company’s common stock, (ii) the prices, rights, preferences, and privileges of the Company’s redeemable convertible preferred stock relative to those of its common stock, (iii) the lack of marketability of the Company’s common stock, (iv) the Company’s actual operating and financial performance and estimated trends and prospects for its future performance current business conditions and financial projections, (v) the likelihood of achieving a liquidity event, such as an IPO, direct listing, or sale of the Company, given prevailing market conditions; and (vi) precedent transactions involving the Company’s shares.

Restricted Stock Units

RSUs granted typically vest over four years. The following table summarizes restricted stock unit activity under the Plan for the year ended December 31, 2024 (share data in thousands):

	Shares	Weighted- Average Fair Value Per Share
Balance at January 1, 2024	—	$—
Granted	787	771
Vested	—	—
Forfeited, expired, or canceled	(14)	504

Unvested balance at December 31, 2024	773	$776

Secondary Transactions

In December 2023, certain employee and non-employee stockholders of the Company (the “2023 Selling Stockholders”) offered 2,073,800 shares of common stock (the “2023 Secondary Offering”). The Company did not offer any shares of common stock in the 2023 Secondary Offering and did not receive any proceeds from the sale of the shares of common stock by the 2023 Selling Stockholders. The 2023 Secondary Offering was conducted and led by a new investor and was determined to be an arms-length transaction at fair value. Accordingly, the Company did not record any compensation cost associated with the 2023 Secondary Offering. The Company incurred no costs in relation to the 2023 Secondary Offering for the year ended December 31, 2023. The Company received less than

$1 million in cash (excluding withholding taxes) in connection with the exercise of 56,275 options by certain stockholders participating in the 2023 Secondary Offering. In conjunction with the 2023 Secondary Offering, 555,169 shares of Series Seed redeemable convertible preferred stock, 194,809 shares of Series A redeemable convertible preferred stock, and 103,899 shares of Series B-1 redeemable convertible preferred stock were converted to the equivalent number of shares of common stock to be included in the offering.

In October 2024, certain employees and non-employee stockholders of the Company (the “2024 Selling Stockholders”) offered 692,562 shares of Class A common stock to new and existing investors at a purchase price of $939.85 per share, equal to the estimated fair value of the stock at the time of the transaction (the “2024 Secondary Offering”). The Company did not offer any shares of common stock in the 2024 Secondary Offering and did not receive any proceeds from the sale of the shares of common stock by the 2024 Selling Stockholders. The 2024 Secondary Offering was determined to be an arms-length transaction at fair value. Accordingly, the Company did not record any compensation cost associated with the 2024 Secondary Offering. The Company incurred no costs in relation to the 2024 Secondary Offering for the year ended December 31, 2024. The Company received $1 million in cash (excluding withholding taxes) in connection with the exercise of 68,434 options by certain stockholders participating in the 2024 Secondary Offering. In conjunction with the 2024 Secondary Offering, 166,477 shares of Series Seed redeemable convertible preferred stock, 25,903 shares of Series A redeemable convertible preferred stock, 10,071 shares of Series B-1 redeemable convertible preferred stock, and 53,351 shares of Class B common stock were converted to the equivalent number of shares of Class A common stock to be included in the offering.

Stock-Based Compensation Expense

As of December 31, 2024, unrecognized stock-based compensation expense related to unvested stock options was $91 million, which is expected to be recognized over a weighted-average period of three years.

As of December 31, 2024, unrecognized stock-based compensation expense related to unvested RSUs was $600 million, which is expected to be recognized over a weighted-average period of two years.

The Company will record cumulative stock-based compensation expense related to the RSUs with performance-based vesting conditions in the period when its liquidity event is completed for the portion of the awards for which the relevant service condition has been satisfied with the remaining expense recognized over the remaining service period. If the effectiveness of a registration statement had occurred on December 31, 2024, the Company would have recorded $78 million of stock-based compensation expense related to these RSUs.

Total stock-based compensation expense recognized in the Company’s consolidated statements of operations was as follows (in thousands):

	Year Ended December 31,
	2022	2023	2024
Cost of revenue	$133	$694	$1,307
Technology and infrastructure	624	7,100	10,137
Sales and marketing	74	1,740	3,408
General and administrative	659	5,620	16,635

Total stock-based compensation expense	$1,490	$15,154	$31,487

12. Income Taxes

The components of the net loss before the provision for (benefit from) income taxes were as follows (in thousands):

	Year Ended December 31,
	2022	2023	2024
Domestic	$(35,016)	$(558,047)	$(743,667)
Foreign	—	—	(534)

Net loss before the provision for (benefit from) income taxes	$(35,016)	$(558,047)	$(744,201)

The provision (benefit) for income taxes consists of the following (in thousands):

	Year Ended December 31,
	2022	2023	2024
Current:
Federal	$(1,664)	$—	$—
State	(226)	—	6,306
Foreign	—	—	155

Total current income tax expense (benefit)	(1,890)	—	6,461
Deferred:
Federal	(1,697)	35,765	109,010
State	(563)	(64)	3,196
Foreign	—	—	580

Total deferred income tax expense (benefit)	(2,260)	35,701	112,786

Total provision for (benefit from) income taxes	$(4,150)	$35,701	$119,247

The following table presents the reconciliation of the statutory federal income tax rate to the Company’s effective tax rate:

	Year Ended December 31,
	2022	2023	2024
U.S. federal tax benefit at statutory rate	21.0%	21.0%	21.0%
State income taxes, net of federal benefit	4.1	0.1	0.1
Stock-based compensation	(0.4)	0.5	1.9
Foreign tax rate differential	—	—	(0.1)
Convertible interest	(0.7)	(0.2)	(0.2)
Change in valuation allowance, net	(9.5)	(7.7)	(17.5)
Derivative liabilities	(3.0)	(20.2)	(21.4)
General business credit - federal	0.1	0.2	0.3
Other	0.3	(0.1)	(0.2)

Effective tax rate	11.9%	(6.4)%	(16.1)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets and liabilities as of December 31, 2023 and 2024, were as follows (in thousands):

	December 31, 2023	December 31, 2024
Deferred tax assets:
Net operating losses	$200,057	$766,434
Lease liabilities	112,634	540,405
Capitalized research and development expenditures	13,637	24,498
Deferred revenue	1,054	309,264
Accrued liabilities and reserves	—	2,811
Interest expense carryforward	—	61,443
Research and development credits, net of reserve	1,252	3,244
Stock-based compensation	2,135	7,593
Other	650	2,907

Total deferred tax assets	331,419	1,718,599
Valuation allowance	(47,717)	(180,529)

Deferred tax assets, net of valuation allowance	283,702	1,538,070

Deferred tax liabilities:
Property and equipment	(207,054)	(1,147,258)
Intangible assets	(1,446)	(969)
Operating and financing ROU assets	(111,649)	(539,075)

Total deferred tax liabilities	(320,149)	(1,687,302)

Net deferred tax liabilities, net of valuation allowance	$(36,447)	$(149,232)

ASC 740, Income Taxes requires that the tax benefit of net operating losses (“NOL”), temporary differences, and credit carryforwards be recorded as an asset to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Because of the Company’s recent history of operating losses, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, a valuation allowance has been provided by the Company against federal and state deferred tax assets.

The valuation allowance increased year over year by $44 million and $133 million during the years ended December 31, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, the Company had $933 million and $3.6 billion, respectively, in federal NOL carryforwards to offset future taxable income, almost all of which can be carried forward indefinitely. As of December 31, 2023 and 2024, the Company had state NOL carryforwards of $57 million and $61 million, respectively, of which $19 million and $30 million, respectively, can be carried forward indefinitely. If the NOL carryforwards are not utilized, $38 million and $31 million, respectively, will expire in varying amounts between the years 2032 and 2044. As of December 31, 2024, the Company had foreign NOL carryforwards to offset future taxable income of $5 million that can be carried forward indefinitely.

As of December 31, 2023 and 2024, the Company had insignificant amounts of federal and state tax credit carryforwards available to offset future taxable income.

A limitation may apply to the use of the net operating loss and credit carryforwards, under provisions of the Internal Revenue Code of 1986, as amended, and similar state tax provisions that are applicable if the Company experiences an “ownership change under Section 382.” For example, an ownership change may occur as a result of the issuance of new equity or certain shareholder transactions. Should these limitations apply, the carryforwards would be subject to an annual limitation, resulting in a potential reduction in the gross deferred tax assets before considering the valuation allowance.

The Company experienced a Section 382 ownership change during the years ended December 31, 2023 and 2024, and determined that these changes did not materially impact the availability of its NOL carryforwards for use in the future.

The Company is subject to income taxes in the United States, California, and other various domestic and international jurisdictions. The U.S., state, and foreign jurisdictions have statutes of limitations that generally range from three to five years. Fiscal years outside of the normal statute of limitation remain open to audit by tax authorities due to tax attributes generated in those early years, which have been carried forward and may be audited in subsequent years when utilized. We are not aware of any ongoing examinations.

Due to differing interpretations of tax laws and regulations, tax authorities may dispute the Company’s tax filing positions. The Company periodically evaluates the exposures associated with tax filing positions and will reserve amounts, if needed, for adjustments that may result from tax examinations.

The Company’s total amount of unrecognized tax benefits is insignificant, and did not change materially during the years ended December 31, 2022, 2023, and 2024.

Recognition of the unrecognized tax benefits would not have an impact on the effective tax as they are recorded as deferred tax assets which are subject to a full valuation allowance. The Company does not anticipate any significant change in its uncertain tax positions within the next 12 months.

13. Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the periods presented (in thousands, except per share data):

	Year Ended December 31,
	2022	2023	2024
Numerator:
Net loss from continuing operations	$(30,866)	$(593,748)	$(863,448)
Net loss from discontinued operations	(189)	—	—

Net loss	(31,055)	(593,748)	(863,448)
Dividends and accretion on Series C redeemable convertible preferred stock	—	—	(74,317)

Net loss attributable to common stockholders, basic and diluted	$(31,055)	$(593,748)	$(937,765)

Denominator:
Weighted-average shares used in computing net loss attributable to common stockholders, basic and diluted	9,032	9,608	10,893

Net loss from continuing operations per share attributable to common stockholders, basic and diluted	$(3.42)	$(61.80)	$(86.09)
Net loss from discontinued operations per share attributable to common stockholders, basic and diluted	(0.02)	—	—

Net loss per share attributable to common stockholders, basic and diluted	$(3.44)	$(61.80)	$(86.09)

The number of securities that were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been anti-dilutive are as follows (in thousands):

	Year Ended December 31,
	2022	2023	2024
Redeemable convertible preferred stock	4,189	7,734	9,249
Outstanding convertible notes	1,139	1,227	—
Outstanding stock options	1,633	2,562	2,361
Outstanding warrants to purchase common stock	104	217	217

Total	7,065	11,740	11,827

The table above does not include 772,736 RSUs outstanding as of December 31, 2024 as these awards are subject to a performance condition that was not considered probable as of that date. There were no RSUs outstanding as of December 31, 2022 or 2023. The table also does not include 105,245 and 0 contingently issuable shares related to the Conductor acquisition as of December 31, 2023 and 2024, respectively, as the contingency had not been met as of those dates.

14. Related-Party Transactions

The Company has entered into a series of related party arrangements as described below.

The Company has entered into certain transactions, as further described below, with Magnetar Financial LLC (“Magnetar”) and certain funds or accounts managed or advised by Magnetar, and such funds or accounts collectively held a significant equity interest in the Company.

Senior Secured Notes

In October 2021, the Company issued $20 million of 2021 Convertible Senior Secured Notes to funds or accounts managed or advised by Magnetar, with a maturity date in 2025. The principal amount increased to $50 million in April 2022. In September 2024, these notes were converted into shares of the Company’s Class A common stock. Refer to Note 10—Debt for additional information. In connection with the issuance of the 2021 Convertible Senior Secured Notes, the Company granted Magnetar an option to purchase up to $15 million in the Company’s Class A common stock, at a price equal to the price per share in the Company’s IPO, which is exercisable until the one-year anniversary of such offering of the Company’s Class A common stock. In September 2024, the investors elected to convert all 2021 Convertible Senior Secured Notes, resulting in the issuance of 1,227,199 shares of Class A common stock.

Between October 2022 and April 2023, the Company issued $125 million of 2022 Senior Secured Notes with maturity dates between October 2025 and April 2026 to funds or accounts managed or advised by Magnetar, along with warrants to purchase 607,235 shares of the Company’s Class A common stock. In July 2024, the Company redeemed these notes in full, paying $137 million. Refer to Note 10—Debt for additional information. In connection with the issuance of the 2022 Senior Secured Notes, the Company granted Magnetar the right to purchase up to 5% of the Company’s Class A common stock issued at a price equal to the price per share in the Company’s IPO.

Redeemable Convertible Preferred Stock Financing

Between April 2023 and May 2024, the Company issued a number of shares of different classes of redeemable convertible preferred stock, some of which were acquired by certain of the Company’s directors,

holders of more than 5% of the Company’s outstanding capital stock, and their affiliates or funds or accounts managed thereby. Refer to Note 11—Redeemable Convertible Preferred Stock and Stockholders’ Deficit for additional information.

Tender Offer

In December 2023, employees and certain stockholders of the Company offered 2,073,800 shares of common stock, which were purchased by certain existing stockholders and new stockholders. Entities managed or advised by a single stockholder participated in the tender offer as purchasers. Upon completion of the tender offer, these entities were deemed to beneficially own more than 5% of the Company’s outstanding shares of capital stock, on an aggregated basis.

In October 2024, employees and certain stockholders of the Company offered 692,562 shares of Class A common stock, which were purchased by certain existing stockholders and new stockholders. Entities managed or advised by a single stockholder participated in the tender offer as purchasers. Upon completion of the tender offer, these entities were deemed to beneficially own more than 5% of the Company’s outstanding shares of capital stock, on an aggregated basis.

Delayed Draw Term Loan Facilities

In July 2023, a subsidiary of the Company entered into the DDTL 1.0 Facility of $2.3 billion, including $520 million from funds or accounts managed or advised by Magnetar. As of December 31, 2023 and 2024, $311 million and $438 million in aggregate principal amount, respectively, of the DDTL 1.0 Facility was outstanding and held by funds or accounts managed or advised by Magnetar. The Company has paid to funds or accounts managed or advised by Magnetar $0 million and $63 million in principal and incurred $6 million and $66 million in interest expense for the years ended December 31, 2023 and 2024, respectively. Refer to Note 10—Debt for additional information.

In May 2024, a different subsidiary of the Company entered into the DDTL 2.0 Facility of up to $7.6 billion, including $210 million from funds or accounts managed or advised by Magnetar. As of December 31, 2024, $106 million of the DDTL 2.0 Facility was outstanding and held by funds or accounts managed or advised by Magnetar. The Company paid to funds or accounts managed or advised by Magnetar $0 million in principal and incurred $3 million in interest expense for the year ended December 31, 2024. Refer to Note 10—Debt for additional information.

Strategic Investment Related to a Purchase of Series D Preferred Stock

In June 2024, the Company contributed $50 million to a fund managed by Magnetar in connection with the fund’s purchase of a third-party’s preferred stock. The Company has the right to request a distribution in kind of up to 99% of its interest in the fund, which will be satisfied by distributing shares of the third-party company’s preferred stock. The fund did not meet the definition of a VIE, and under the VOE model, the Company has a majority equity interest and has control over significant operating, financial, and investing decisions of the fund. The Company consolidated the fund and accounted for the purchased preferred stock as privately held equity securities that do not have a readily determinable fair value measured at cost, with subsequent adjustments for observable price changes or impairments.

To the extent there is an in-kind distribution of the third-party’s preferred stock to the Company and following such distribution the Company sells any shares of such preferred stock (or any securities into which such stock is converted or exchanged), the Company will allocate the net proceeds from such sale as follows: (i) 100% of the net proceeds to the Company until it receives an amount equal to its aggregate capital contribution and (ii) thereafter, 75% of the net proceeds to the Company and 25% to an affiliate of Magnetar.

Other Transactions

In August 2024, the Company entered into an AI Computing Service Reserved Capacity and Prepayment Agreement with MagAI Ventures (the “MagAI Capacity Agreement”). Under this agreement, the Company will provide portfolio companies of MagAI Ventures with a pre-determined amount of cloud computing services at a pre-negotiated hourly rate. The specific amount of cloud computing services, inclusive of the capacity and term, to be used by each portfolio company, if any, will be negotiated individually with each portfolio company, and will be subject to final approval by MagAI Ventures. The Company received a refundable deposit of $230 million in connection with the MagAI Capacity Agreement. Any consumption of cloud services by MagAI Ventures, including by their portfolio companies, under this arrangement is deducted from this deposit amount, with the unused portion refunded back to MagAI Ventures at the end of the term of the arrangement. Throughout the term of the arrangement, if MagAI Ventures portfolio companies do not contract for the full amount of the pre-determined cloud computing services, the Company may agree with MagAI Ventures to instead use this available capacity for other customers, and share profits with MagAI Ventures for any revenues realized above the revenues that would have been generated by charging these customers the MagAI Ventures pre-negotiated rate.

Additionally, the MagAI Capacity Agreement provides for certain termination options for MagAI Ventures, including if a specified amount of capacity is not available by a target commencement date. The MagAI Capacity Agreement runs for an initial period of four years, with an option for MagAI Ventures to extend for two additional years. As of December 31, 2024, the refundable deposit is included within other current liabilities on the consolidated balance sheet, as no services had yet been provided under this arrangement. In February 2025, the MagAI Capacity Agreement was amended to provide certain termination for convenience rights to MagAI Ventures. Upon such termination, the unused portion of deposit will be refunded with a specified multiplier.

In September 2024, the Company entered into an equity exchange right agreement with each of its co-founders. This agreement grants each co-founder the right, but not the obligation, to exchange shares of Class A common stock received upon the exercise or settlement of equity awards for shares of Class B common stock. This right applies to equity awards previously granted to the Company’s co-founders and to equity awards that may be granted to the Company’s co-founders in the future.

15. Geographic Information

Revenue by geography is based on the address of the customer as specified in the Company’s customer contracts. The following table sets forth revenue by geographic area (in thousands):

	Year ended December 31,
	2022	2023	2024
United States	$10,367	$200,469	$1,797,268
All other countries*	5,463	28,474	118,158

Total revenue	$15,830	$228,943	$1,915,426

*	The United Kingdom accounted for 18% of total revenue for the year ended December 31, 2022 and less than 10% of revenue for the years ended December 31, 2023 and 2024.

The Company’s long-lived assets are attributed to a country based on the physical location of the assets. It defines long-lived assets as property and equipment and operating lease right-of-use assets because many of these assets cannot be readily moved and are relatively illiquid, subjecting them to geographic risk.

As of December 31, 2023 substantially all of the Company’s long-lived assets were located in the United States. As of December 31, 2024, 90% of the Company’s long-lived assets were located in the United States and no other single country accounted for more than 10% of these assets.

16. Discontinued Operations

Blockchain Mining and Management Services

On September 30, 2022, the Company ceased its Blockchain Mining and Management Services due to changes in Ethereum’s reward policy, which materially impacted potential future mining revenues, and concentrated its focus to its cloud computing business. This strategic shift resulted in the classification of the Blockchain Mining and Management business as discontinued operations in the Company’s financial statements for the year ended December 31, 2022.

Blockchain mining utilized the Company’s computing capacity to mine cryptocurrencies, primarily Ethereum, under arrangements where rewards were received as digital assets and immediately converted to U.S. dollars. All digital assets mined were liquidated in 2022, and the Company held no digital assets as of December 31, 2022. Management Services involved hosting and operational support for customers engaged in blockchain mining, with revenues derived through reimbursement agreements and revenue sharing. These activities are not present in subsequent periods, and there are no discontinued operations for any subsequent periods.

The following table summarizes the net loss from discontinued operations (in thousands):

Year ended December 31, 2022
Blockchain and management services revenue	$9,692
Operating expenses
Cost of revenue	3,138
Equipment disposal gain	(99)

Operating income	6,653
Fair value adjustments of trading securities	(2,088)
Assets impairment loss	(4,510)
Other (income) expense, net	(300)

Loss from discontinued operations before income tax	(245)
Income tax benefit	(56)

Net loss from discontinued operations, net of tax	$(189)

The following table summarizes the statements of cash flows of the discontinued operations (in thousands):

Year ended December 31, 2022
Operating activities
Net loss	$(189)
Adjustments to reconcile net (loss) income to net cash from operating activities
Depreciation	1,428
Noncash lease expense	6
Assets impairment	4,510
Equipment disposal gain	(99)
Fair value adjustments of trading securities	2,088
Realized loss on trading securities	300
Increase in digital currency from mining and management services	(9,692)
Changes in operating assets and liabilities:
Prepaid and other current assets	115
Proceeds from sale of digital currency	9,692

Net cash provided by discontinued operating activities	$8,159

Investing activities
Proceeds from sales of trading securities	866
Proceeds from sale of property and equipment	207

Cash flows provided by investing activities of discontinued operations	$1,073

17. Subsequent Events

The Company has evaluated subsequent events through March 3, 2025, the date the consolidated financial statements were issued.

In January 2025, the Company drew $50 million on the Revolving Credit Facility.

In January 2025, the Company entered into various additional financing agreements with an OEM. The financing agreements have an aggregate notional balance of $160 million. Related to the financing agreements, the Company granted a security interest for the financed equipment. The financing arrangements have a term of two years.

In February 2025, the Company borrowed an additional $473 million under the DDTL 2.0 Facility, bringing the total borrowings on the DDTL 2.0 Facility to $4.3 billion. Refer to Note 10—Debt for additional information.

In February and March 2025, the Company entered into new agreements to lease additional space. The Company expects to make approximately $3.4 billion of additional rent payments over the next 15 years related to the leases.

In February 2025, the Company modified multiple lease agreements with a single landlord. The modifications changed the contracted power capacity, term, and contractual payments, and terminated the related escrow agreements. As a result of the modification, the Company will receive an additional 70 MW of contracted power capacity. The Company received a refund of $304 million of unused escrow funds previously included within other non-current assets, and expects to make approximately $1.7 billion of additional rent payments over the 13 year term of these leases.

In February 2025, the Company entered into a definitive agreement to acquire Weights and Biases, Inc., an AI developer platform. The purchase price is anticipated to be payable primarily in approximately 1,020,000 shares of the Company’s Class A common stock. Given the timing of the acquisition, it is not practicable to disclose information regarding the final purchase price, purchase price allocation, or other related disclosure at this time.

18. Subsequent Events (Unaudited)

The Company has evaluated subsequent events from the date the consolidated financial statements were originally issued on March 3, 2025 through March 11, 2025, the date the consolidated financial statements were reissued.

In March 2025, the Company entered into a Master Services Agreement (the “OpenAI Master Services Agreement”) with OpenAI, pursuant to which the Company provides OpenAI access to cloud computing capacity through fulfillment of reserved capacity orders submitted to the Company by OpenAI. As of March 11, 2025, subject to the satisfaction of delivery and availability of service requirements, OpenAI has committed to pay the Company up to approximately $11.9 billion through October 2030. As a condition to the entirety of OpenAI’s obligations under the outstanding order under the OpenAI Master Services Agreement, the Company has agreed to establish a special purpose vehicle that will hold the infrastructure, and the Company intends for the special purpose vehicle to incur indebtedness to finance its obligations under the OpenAI Master Services Agreement. As of March 11, 2025, the Company had established the special purpose vehicle and was in the process of finalizing the associated agreements to satisfy this condition. Additionally, the Company has agreed to issue to OpenAI, in accordance with the terms of the OpenAI Master Services Agreement and pursuant to a stock issuance agreement (the “OpenAI Stock Issuance Agreement”) with OpenAI, a number of shares of the Company’s Class A common stock equal to $350.0 million valued at a price per share equal to the initial public offering price. The issuance of the shares in a private placement is contingent upon the completion of this offering. Any revenue recognized under the OpenAI Master Service Agreement will be offset by the value of the shares issued under the OpenAI Stock Issuance Agreement.

In March 2025, the Company entered into a credit agreement (the “2025 Term Loan Credit Agreement”) with Morgan Stanley Senior Funding, Inc., as administrative agent, the guarantors party thereto, and the lenders party thereto, providing for a $300 million unsecured term loan facility (the “2025 Term Loan Facility”). The obligations under the 2025 Term Loan Facility are unconditionally guaranteed by the subsidiary guarantors as described in the 2025 Term Loan Credit Agreement. Amounts borrowed under the 2025 Term Loan Facility may only be borrowed in a single funding. There have been no borrowings under the 2025 Term Loan Facility as of March 11, 2025. The proceeds of the 2025 Term Loan Facility may be used for working capital and general corporate purposes (including the financing of acquisitions and other investments). The 2025 Term Loan Facility will mature on December 16, 2025. Amounts borrowed under the 2025 Term Loan Facility are subject to an interest rate per annum equal to, at the Company’s option, either (a) for base rate loans, an applicable margin of 0.75% plus a base rate (subject to a 1.00% floor) determined by reference to the highest of (i) the prime rate, (ii) the greater of (A) the federal funds effective rate and (B) the overnight bank funding rate, in each case, plus 0.50%, and (iii) the one month term SOFR plus 1.00% or (b) for term benchmark loans, an applicable margin of 1.75% plus the term SOFR (subject to a 0.00% floor) for a one, three, or six month interest period plus, in the case of either of clauses (a) or (b), a fee of 2.25% payable to the lenders thereof. Once drawn, the loans are prepayable at any time, from time to time, at the Company’s option, and are required to be prepaid with the proceeds of certain asset dispositions, incurrences of indebtedness or equity issuances, including a requirement to be prepaid with some or all of the proceeds of this offering. All unfunded commitments of the lenders under the 2025 Term Loan Facility shall terminate upon the earlier to occur of (i) April 7, 2025 and (ii) the closing of this offering.

     Shares

CoreWeave, Inc.

Class A Common Stock

MORGAN STANLEY	J.P. MORGAN	GOLDMAN SACHS & CO. LLC
BARCLAYS	CITIGROUP	MUFG

DEUTSCHE BANK SECURITIES	JEFFERIES	MIZUHO	WELLS FARGO SECURITIES	BOFA SECURITIES

GUGGENHEIM SECURITIES	NEEDHAM & COMPANY	GALAXY DIGITAL

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with the sale of Class A common stock being registered hereby. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the listing fee:

	Amount Paid or to be Paid
SEC registration fee		$15,310
FINRA filing fee		15,500
Nasdaq listing fee		25,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).

As permitted by the DGCL, the Registrant’s amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering contains provisions that eliminate the personal liability of its directors and officers for monetary damages for any breach of fiduciary duties as a director or officer, except liability for the following:

•	any breach of the directors’ or officers’ duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (regarding unlawful dividends and stock purchases);

•	any transaction from which the director or officer derived an improper personal benefit; and

•	with respect to officers, any action by or in the right of the corporation.

As permitted by the DGCL, the Registrant’s amended and restated bylaws to be effective upon the completion of this offering, provide that:

•	the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the DGCL;

•

the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and

•	the rights conferred in the amended and restated bylaws are not exclusive.

Prior to completion of this offering, the Registrant intends to enter into indemnification agreements with each of its then-current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in its amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought. The indemnification provisions in its amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the directors and executive officers for liabilities arising under the Securities Act.

The Registrant currently carries liability insurance for its directors and officers.

Certain of the Registrant’s directors are also indemnified by their employers with regard to service on the Registrant’s board of directors.

In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since February 28, 2022, the Registrant has issued and sold the following securities:

•

In May 2024, the Registrant sold an aggregate 1,476,156 shares of its Series C redeemable convertible preferred stock to 46 accredited investors at a purchase price of $779.05 per share for an aggregate purchase price of approximately $1.15 billion.

•

In April 2023, the Registrant sold an aggregate of 520,328 shares of its Series B-1 redeemable convertible preferred stock to 19 accredited investors at a purchase price of $8.02019 per share for an aggregate purchase price of approximately $4 million.

•

Between April 2023 and January 2024, the Registrant sold an aggregate of 3,998,938 shares of its Series B redeemable convertible preferred stock to 25 accredited investors at a purchase price of $111.52961 per share for an aggregate purchase price of approximately $446 million.

•

In October 2022, the Registrant issued warrants to purchase up to 52,043 shares of its Class A common stock to nine accredited investors at an exercise price of $86.46 per share and warrants to purchase up to 93,683 shares of its Class A common stock to 9 accredited investors at an exercise price of $0.01 per share.

•

The Registrant granted stock options to its directors, officers, employees, consultants, and other service providers to purchase an aggregate of 1,619,356 shares of its Class A common stock under the 2019 Plan with per share exercise prices ranging from $10.94 to $309.86, and the Registrant issued 357,368 shares of its Class A common stock upon exercise of stock options under its 2019 Plan.

•

The Registrant granted to its directors, officers, employees, consultants, and other service providers an aggregate of 855,611 RSUs to be settled in shares of its Class A common stock under the 2019 Plan.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement.

3.1+	Fourth Amended and Restated Certificate of Incorporation of CoreWeave, Inc., as amended and currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of CoreWeave, Inc., to be in effect immediately prior to completion of this offering.

3.3+	Second Amended and Restated Bylaws of CoreWeave, Inc., as currently in effect.

3.4*	Form of Amended and Restated Bylaws of CoreWeave, Inc., to be in effect immediately prior to completion of this offering.

4.1*	Form of Class A Common Stock certificate of CoreWeave, Inc.

4.2+	Third Amended and Restated Investors’ Rights Agreement between CoreWeave, Inc. and certain holders of its capital stock, dated May 16, 2024.

4.3+	Form of Regular Warrant between CoreWeave, Inc. and funds or accounts managed or advised by Magnetar.

4.4+	Form of Penny Warrant between CoreWeave, Inc. and funds or accounts managed or advised by Magnetar.

4.5^+	Put Option Agreement between CoreWeave, Inc. and certain holders of its capital stock, dated May 16, 2024.

4.6+	Amended and Restated Registration Rights Agreement between CoreWeave, Inc. and funds or accounts managed or advised by Magnetar.

5.1*	Opinion of Fenwick & West LLP.

10.1#+	Form of Indemnification Agreement between CoreWeave, Inc. and each of its directors and executive officers.

10.2#+	CoreWeave, Inc. 2019 Stock Option Plan, as amended, and related form agreements.

10.3*#	CoreWeave, Inc. 2025 Equity Incentive Plan and related form agreements.

10.4*#	CoreWeave, Inc. 2025 Employee Stock Purchase Plan and related form agreements.

10.5#+	Non-Employee Director Compensation Policy.

10.6*#	Form of Change of Control and Severance Agreement between CoreWeave, Inc. and each of its named executive officers.

10.7^+	Office Lease, between CoreWeave, Inc. and Livingston Circle Associates, dated March 29, 2024.

10.8†^+	Credit Agreement between CoreWeave Compute Acquisition Co. II, LLC and the agents and lenders party thereto, dated July 30, 2023.

Exhibit Number	Description of Document

10.9†+	First Amendment to Credit Agreement between CoreWeave Compute Acquisition Co. II, LLC and the agents and lenders party thereto, dated May 16, 2024.

10.10†^+	Parent Guarantee and Pledge Agreement between CoreWeave, Inc. and U.S. Bank Trust Company, National Association, dated July 30, 2023.

10.11+	First Amendment to Parent Guarantee and Pledge Agreement between CoreWeave, Inc., U.S. Bank Trust Company, National Association, and the lenders party thereto, dated November 8, 2023.

10.12†+	Second Amendment to Parent Guarantee and Pledge Agreement between CoreWeave, Inc., U.S. Bank Trust Company, National Association, and the lenders party thereto, dated May 16, 2024.

10.13†^+	Credit Agreement between CoreWeave Compute Acquisition Co. IV, LLC and the agents and lenders party thereto, dated May 16, 2024.

10.14†+	First Amendment to Credit Agreement between CoreWeave, Inc., the guarantors party thereto, and the agents and lenders party thereto, dated August 29, 2024.

10.15†+

Limited Waiver and Second Amendment to Credit Agreement between CoreWeave Compute Acquisition Co. IV, LLC, the Borrower party thereto, and the agents and lenders party thereto, dated December 31, 2024.

10.16^+	Parent Guarantee and Pledge Agreement between CoreWeave, Inc. and U.S. Bank Trust Company, National Association, dated May 16, 2024.

10.17^+	Revolving Credit and Guaranty Agreement between CoreWeave, Inc., the guarantors party thereto, and the agents and lenders party thereto, dated June 21, 2024.

10.18^+	Amendment No. 1 to Credit Agreement between CoreWeave, Inc., the guarantors party thereto, and the agents and lenders party thereto, dated October 7, 2024.

10.19^+	Amendment No. 2 to Credit Agreement between CoreWeave, Inc., the guarantors party thereto, and the agents and lenders party thereto, dated December 2, 2024.

10.20^+	Term Loan Credit and Guaranty Agreement between CoreWeave, Inc., the guarantors party thereto, and the agents and lenders party thereto, dated December 16, 2024.

10.21+	Form of Equity Exchange Right Agreement between CoreWeave, Inc. and each of Michael Intrator, Brian Venturo, and Brannin McBee.

10.22+	Director Nomination Rights Agreement between CoreWeave, Inc. and funds or accounts managed or advised by Magnetar, dated May 20, 2024.

10.23†^+	Master Services Agreement between CoreWeave, Inc. and Microsoft Corporation, dated February 22, 2023.

10.24†^	Master Services Agreement between CoreWeave, Inc. and OpenAI OpCo, LLC, dated March 7, 2025.

10.25	Stock Issuance Agreement between CoreWeave, Inc. and OpenAI OpCo, LLC, dated March 7, 2025.

10.26^	Term Loan Credit and Guaranty Agreement between CoreWeave, Inc., the guarantors party thereto, and the agents and lenders party thereto, dated March 7, 2025.

16.1+	Letter Regarding Change in Accountants.

21.1+	List of Subsidiaries of CoreWeave, Inc.

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

Exhibit Number	Description of Document

23.2	Consent of RSM US LLP, independent registered public accounting firm.

23.3*	Consent of Fenwick & West LLP (included in Exhibit 5.1).

24.1+	Power of Attorney (included in the signature page to the initial filing of this Registration Statement on Form S-1).

107+	Filing Fee Table.

*	To be filed by amendment.
+	Previously filed.
#	Indicates management contract or compensatory plan.
†	The Registrant has omitted portions of the exhibit (indicated by “[*]”) as permitted under Item 601(b)(10) of Regulation S-K.
^

The Registrant has omitted schedules and exhibits pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of the omitted schedules and exhibits to the SEC upon request.

(b)	Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Livingston, New Jersey, on the 11th day of March, 2025.

COREWEAVE, INC.

By:	/s/ Michael Intrator
Michael Intrator
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Intrator	Director, Chief Executive Officer and President (Principal Executive Officer)	March 11, 2025
Michael Intrator

/s/ Nitin Agrawal	Chief Financial Officer (Principal Financial Officer)	March 11, 2025
Nitin Agrawal

/s/ Jeffrey Baker	Chief Accounting Officer (Principal Accounting Officer)	March 11, 2025
Jeffrey Baker

*	Director and Chief Strategy Officer	March 11, 2025
Brian Venturo

*	Director	March 11, 2025
Karen Boone

*	Director	March 11, 2025
Jack Cogen

*	Director	March 11, 2025
Glenn Hutchins

* By:	/s/ Michael Intrator
Michael Intrator
Attorney-in-Fact